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06011659

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME DBS Group Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED MAR 15 2006 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3172   FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 3/15/06

Born and bred in Asia

DBS Group
Holdings Ltd
Annual Report 2005


DBS

Jackson Tai – *Vice Chairman & Chief Executive Officer*

Frank Wong Kwong Shing – *Chief Operating Officer, Vice Chairman, DBS Bank, Chairman, DBS Bank (Hong Kong) Limited*

Jeanette Wong – *Chief Financial Officer*

Eric Ang – *Managing Director & Joint Head, Global Financial Markets*

Steve Ingram – *Managing Director & Head, Technology and Operations, Group Chief Information Officer*

David Lau – *Managing Director & Joint Head, Global Financial Markets*

Rajan Raju – *Managing Director & Head, South and Southeast Asia*

Susan Ho – *Principal Secretary*

Koh Boon Hwee – *Chairman*
Jackson Tai – *Vice Chairman & Chief Executive Officer*
Frank Wong Kwong Shing – *Chief Operating Officer*
Ang Kong Hua
Andrew Buxton
Goh Geok Ling
Kwa Chong Seng
Leung Chun Ying
Narayana Murthy
Peter Ong Boon Kwee
John A. Ross
Wong Ngit Liong

Ang Kong Hua – *Chairman*
Goh Geok Ling
Peter Ong Boon Kwee

Kwa Chong Seng – *Chairman*
Koh Boon Hwee
Ang Kong Hua
Peter Ong Boon Kwee
John A. Ross

Koh Boon Hwee – *Chairman*
Jackson Tai
Frank Wong Kwong Shing
Goh Geok Ling
Kwa Chong Seng

Koh Boon Hwee – *Chairman*
Jackson Tai
Frank Wong Kwong Shing
Goh Geok Ling
Kwa Chong Seng

Kwa Chong Seng – *Chairman*
Koh Boon Hwee
Goh Geok Ling
Leung Chun Ying
Narayana Murthy
Wong Ngit Liong

Leung Chun Ying – *Chairman*
Koh Boon Hwee
Ang Kong Hua
Narayana Murthy
Wong Ngit Liong

Heng Lee Cheng

Tricor Barbinder Share Registration Services
(A division of Tricor Singapore Pte. Ltd.)
8 Cross Street
#11-00, PWC Building
Singapore 048424
Tel: (65) 6236 3333
Fax: (65) 6236 4399

Ernst & Young
Certified Public Accountants
10 Collyer Quay
#21-01, Ocean Building
Singapore 049315

Partner in charge of the audit: Fang Ai Lia
(Appointed April 21, 2003)

6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65 6878 8888
Email: dbs@dbs.com
Website: www.dbs.com

Contents

Performance At A Glance

FINANCIAL SUMMARY

	2005	2004	2003	2002	2001
Selected Profit and Loss ($ millions)					
Operating income	**4,641**	4,976	4,265	4,239	3,599
Operating profit before provisions and goodwill charges	**2,615**	3,020	2,473	2,429	1,882
Net profit attributable to shareholders (excluding goodwill charges)	**1,952**	2,435	1,491	1,381	1,119
Net profit attributable to shareholders	**824**	1,995	1,061	1,103	986
Selected Balance Sheet ($ millions)					
Total assets	**180,204**	175,671	159,479	149,425	151,429
Customer loans	**79,462**	69,659	64,330	60,704	68,202
Customer deposits	**116,884**	113,206	108,041	101,315	106,771
Total shareholders' equity	**16,724**	16,444	14,818	14,241	13,602
Per Ordinary Share ($)					
Basic earnings (excluding goodwill charges)	**1.30**	1.63	1.00	0.94	0.77
Basic earnings	**0.54**	1.33	0.71	0.75	0.68
Gross dividend	**0.58**	0.40	0.30	0.30	0.30
Net book value	**10.9**	10.7	9.7	9.3	9.0
Selected Ratios (%)					
Return on shareholders' equity (excluding goodwill charges)	**11.8**	15.6	10.3	9.9	9.9
Return on shareholders' equity	**5.0**	12.8	7.3	7.9	8.8
Return on assets (excluding goodwill charges)	**1.10**	1.45	0.97	0.92	0.85
Return on assets	**0.46**	1.19	0.69	0.73	0.75
Cost-to-income	**43.7**	39.3	42.0	42.7	47.7
Non-performing loans rate	**2.1**	2.5	5.2	6.1	5.7
Provision coverage	**97**	89	63	59	60
Capital adequacy					
Tier I	**10.6**	11.3	10.5	10.3	12.2
Total	**14.8**	15.8	15.1	15.5	17.4

Financial Highlights



NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND RETURN ON EQUITY, EXCLUDING GOODWILL CHARGES
9.9
10.3
15.6
11.8
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND RETURN ON EQUITY
8.8
7.9
7.3
12.8
5.0
NET INTEREST INCOME AND NET INTEREST MARGIN
2.10
1.88
1.87
1.91
OPERATING INCOME AND COST-TO-INCOME RATIO
47.7
42.7
42.0
39.3
43.7
CUSTOMER DEPOSITS AND LOANS
60.7
64.3
69.7
79.5
ASSET QUALITY
5.7
6.1
5.2
2.5
2.1


Born and
bred in Asia

DBS lives and breathes in Asia. As the largest bank in Singapore and the fifth largest in Hong Kong, we are well-positioned at the crossroads of the most dynamic and fastest growing region of the world, ready to serve our customers as a bank that specialises in Asia.

Asia's growing wealth has led to a burgeoning middle-class and a surge in demand for consumer durables. DBS partnered the well-respected Murugappa Group of Chennai to build a leading financial services franchise with 120 outlets in India.


DBS
Money
Changer
STD/ISD/PCO
Eves
MOVADO

Moving ahead in consumer finance: Making inroads in India



From Mumbai to Shanghai, gleaming office towers and apartment blocks are testament to how Asia is fast becoming the centre for economic growth and capital formation. DBS' end-to-end origination, intermediation and distribution capabilities make us well-placed to take advantage of this development.

Harnessing the energy of Modern Asia: Intermediating regional capital flows





DBS pioneered the Real Estate Investment Trust (REIT) business in Singapore four years ago. Today, we are leveraging our expertise in Thailand and Malaysia. Last year, DBS launched the RM513 million IPO for Starhill REIT, the largest property trust in Malaysia.

Shopping for opportunities: Doing it the REIT way





Mutual trust and understanding are central to personal wealth management. DBS offers a comprehensive suite of financial solutions to meet the needs of our affluent customer segment. We launched three new DBS Treasures priority banking centres in Indonesia last year.

Respecting heritage: Nurturing relationships and understanding customer needs





DBS credit cards offer convenience and rewarding benefits that cater to different lifestyle needs. Reaping daily rewards comes easy with the POSB Everyday Card, a credit card that offers instant cash rebates whenever cardmembers pay their everyday bills.

Making things possible: Reaching out to local communities









REVIEW OF 2005

2005 yielded mixed results for DBS. Our group net profit fell by 15% to $1.65 billion, excluding one-time gains and goodwill. While lending activity increased and margins were stable, non-interest income fell as a result of reduced treasury contributions.

The full year net profit was reduced to $824 million compared to the corresponding figure for 2004 of $1,995 million. This resulted from a goodwill impairment charge of $1.13 billion for DBS Hong Kong which was partly offset by the gain of $303 million from the sale of office buildings in Singapore. There is little impact on the Group's business operations from this impairment charge as the entire goodwill amount incurred in the acquisition of the Hong Kong businesses was deducted from our regulatory capital when it was incurred.

Loan growth was driven by regional lending, and corporate and SME loans in Singapore and Hong Kong. Overall loans totalled $79.5 billion, up 14% from 2004. Net interest income grew to $2.94 billion. The increase in business volume also led to higher fee income.

Our push into new markets in Asia is starting to bear fruit. Regional operations accounted for nearly 35% of Group income in 2005. This compares with 15% eight years ago when we embarked on our regionalisation drive. The DBS network now stretches across a total of 14 markets, 12 of which are in Asia.

Overall asset quality remains strong. Non-performing loan ratio stood at 2.1%, one of the best in Asia. Total capital adequacy ratio as of end 2005 was 14.8%.

The Group's credit rating was upgraded from "A+" to "AA-" by Standard & Poor's. This is an affirmation that our core business is solid and the bank's fundamentals are strong. Our ratings are among the highest in Asia, comparable to those of international banks operating in this region.

The Board is recommending a final dividend of 17 cents per share, making a full-year dividend of 58 cents per share. This is a 45% increase over 2004 and translates to a dividend payout ratio of 43% excluding one-time gains and goodwill charges for 2005.

ACKNOWLEDGEMENTS

I would like to thank our customers, partners and shareholders for their support, as well as my DBS colleagues and fellow Board members for their hard work. I would also like to welcome Ang Kong Hua back to the Board. Kong Hua returns to the Group he served so well from its inception in 1968 to his leaving in 1974. He brings with him a wealth of private sector experience. In April, we saw four directors retiring from the Board: Fock Siew Wah, Bernard Chen, Gail Fosler and LP Thean. I am grateful to all of them for their sterling contributions.

As I retire, I am pleased to hand over the reins to Koh Boon Hwee, who joined the Board in June 2005. Boon Hwee is highly respected as a corporate visionary and widely admired among business leaders in Singapore and the region. I'm confident that under his leadership, DBS will continue to grow and strengthen its position as a respected bank in Asia.

2005 was a challenging year for the bank. There is still much work to be done and there remains room for improvement. Many opportunities abound for DBS as markets prosper in the region. We are well-placed to tap into the region's rapid growth and we remain committed to becoming an Asia banking specialist.

S Dhanabalan
Chairman, DBS Group Holdings
(retired 31 December 2005)



S DHANABALAN (Left)
KOH BOON HWEE (Right)

In the last few years, we have seen the transformation of DBS – from a bank focused entirely on the Singapore market, to a bank that is increasingly regional in its outlook, and comprehensive in its range of products and services.

Today, DBS stands on the threshold of becoming a far more international bank, not only in terms of the talented people who form our staff, but also with the high governance and banking standards which we aspire to achieve. We aim to focus on Asia – our home and the market where we have a distinct advantage because we understand its business and cultural environments.

As we expand, our goal is to ensure that we leverage our people and our growing economies of scale. While it is not going to be easy, we will strive as "One Bank, One Team" in all the countries that we are moving into. In this process, we aim to recruit, develop and mentor our younger colleagues as we focus on deepening the bench strength of our management team.

Another priority is to ensure that DBS becomes increasingly "painless" for our customers to deal with. Customer satisfaction is essential in the service sector. Because of the advent of liberalisation and competition, even in a basic necessity like banking, customers now have more choices than ever. DBS needs to improve the way we service our customers so that we become their preferred bank. At many world-class companies, customer service metrics are systematically managed and relentlessly tracked. We will develop and do so at DBS.

Finally, it is our vision to build an agile, high performance, high accountability, metric-driven organisation. It is essential that we strive for world-class standards. We have already made tremendous strides, but these are only the first steps of a long marathon in an extremely intense competitive environment. The measurement of all aspects of our business is the key to superior long-term performance. By doing so, our people will take more pride in their work and know that they are making a difference.

I joined DBS as a Board member in June 2005 and succeeded former Chairman S Dhanabalan in January 2006. Over this period, I have personally benefited from the generous guidance and advice received from Dhana and the other Board members, and I am grateful for their counsel.

The journey ahead is not without challenges, but when I look around me and see the talent, passion and commitment of our staff, I am confident our overall strategy is sound, and that we will seize the many opportunities presented by a rapidly prospering Asia. What's more, with the support of my fellow Board members, I believe we can build on the tremendous heritage of DBS and strengthen the standing and stature of this great institution in an emerging new Asia.

Koh Boon Hwee
Chairman, DBS Group Holdings
(appointed 1 January 2006)

Board of Directors



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1 S DHANABALAN, *Chairman (retired 31 Dec 2005)*
Appointed 1 July 1999, he worked in DBS Bank from 1968 to 1978 before spending 16 years as a Cabinet Minister in the Singapore government. He is the current Chairman of Temasek Holdings (Pte) Ltd. Age 68.

2 KOH BOON HWEE, *Chairman*
Appointed 15 June 2005, he is Executive Director of MediaRing Ltd and Chairman and CEO of Sunningdale Tech Ltd (formerly known as Tech Group Asia Ltd). Mr Koh was formerly Managing Director of Hewlett Packard in Singapore from 1985-1990 and Executive Chairman of the Wuthelam Group from 1991-2000. He is also a director of Temasek Holdings (Pte) Ltd and Chairman of the Council of Nanyang Technological University. Age 56.

3 JACKSON TAI, *Vice Chairman & Chief Executive Officer*
Appointed 13 May 2001, he has been Chief Executive Officer since June 2002. A United States citizen, he joined DBS in 1999 as Chief Financial Officer and was made President and Chief Operating Officer in January 2001. Prior to joining DBS, Mr Tai served 25 years at J.P. Morgan & Co as an investment banker. He is also a director of Singapore Telecommunications Ltd and CapitaLand Ltd. Age 55.

4 FRANK WONG KWONG SHING, *Chief Operating Officer*
Appointed 16 September 2003, he is Chief Operating Officer of DBS Group Holdings and DBS Bank, Vice Chairman of DBS Bank and Chairman of DBS Bank (Hong Kong). A British citizen, he brings over 30 years of experience in financial markets, having worked for Citibank, J.P. Morgan and NatWest Markets, and in Hong Kong, Frankfurt, London and Singapore. Mr Wong is also Director of China Mobile (HK) Ltd. Age 58.

5 ANG KONG HUA, *Director*
Appointed 21 March 2005, he is Executive Director of NatSteel Ltd in charge of strategic matters. Prior to this, he was Chief Executive Officer of NatSteel for 28 years. Mr Ang also serves on the boards of Neptune Orient Lines, K1 Ventures Limited and the Government of Singapore Investment Corporation. Age 62.

6 GOH GEOK LING, *Director*
Appointed 3 May 2004. Prior to his retirement in October 1999, he was in the electronics industry for 29 years. He spent 28 years with Texas Instruments Singapore Pte Ltd where he last held the post of Managing Director. Following the acquisition of Texas Instruments Singapore's assets by Micron Technology Inc in 1998, he became the Managing Director of Micron Semiconductor Asia Pte Ltd. Mr Goh is also a Council Member of Nanyang Technological University. Age 65.

7 KWA CHONG SENG, *Director*
Appointed 29 July 2003, he is Chairman and Managing Director of ExxonMobil Asia Pacific Pte Ltd and the Lead Country Manager for the ExxonMobil Companies in Singapore. He is also Deputy Chairman of Temasek Holdings (Pte) Ltd. Mr Kwa also serves on the Public Service Commission and the Legal Service Commission in Singapore. Age 59.

8 LEUNG CHUN YING, *Director*
Appointed 22 July 2002, he is Chairman of DTZ Debenham Tie Leung Asia, a property services company. He was extensively involved in the establishment of Hong Kong as a Special Administrative Region, having served as a Vice Chairman of the Preparatory Committee and the Provisional Legislative Council. He continues to be actively involved in public service in Hong Kong, having been a member of the Hong Kong Executive Council since 1997. Currently, he is the Convenor of the Executive Council. Age 51.

9 NARAYANA MURTHY, *Director*
Appointed 19 August 2003, he is Chairman of Infosys Technologies Ltd, a company he co-founded and in which he had served as Chief Executive Officer for 20 years. An Indian citizen, he is also a director on the Central Board of the Reserve Bank of India, and a member of the Indian Prime Minister's Council on Trade and Industry. Age 59.

10 PETER ONG BOON KWEE, *Director*
Appointed 26 March 2003, he is Permanent Secretary at the Ministry of Trade and Industry. Prior to that, he was Permanent Secretary at the Ministry of Transport and second Permanent Secretary (Defence) at the Ministry of Defence. From 1998 to 2000, he was seconded to Temasek Holdings (Pte) Ltd as an Executive Vice President. He is the current Chairman of the Maritime and Port Authority. Age 44.

11 JOHN A ROSS, *Director*
Appointed 6 February 2003, he is a retired banker. Prior to his retirement in February 2002, he was Corporate Chief Operating Officer for the Deutsche Bank Group. Before joining Deutsche Bank in 1992, he spent 21 years at the Bank of New York, where he was last its Executive Vice President, Head of Global Asset and Liability Management. A United States citizen, Mr Ross is a Trustee of the German Marshall Fund, the Jewish Museum, the Metropolitan Opera Guild and Hobart & William Smith Colleges. Age 61.

12 WONG NGIT LIONG, *Director*
Appointed 3 May 2004, he has been the Chairman and Chief Executive Officer of Venture Group since 1986. Prior to that, he spent more than 12 years with the Hewlett Packard Company. Mr Wong also serves on the boards of SIA Engineering Company and Royal Philips Electronics. Age 65.

Note: ***Andrew Buxton,*** *former chairman of Barclays Bank Plc, was appointed a director in February 2006.*

JANUARY

- DBS Hong Kong donated a total of HK$1,537,000 to the Hong Kong Red Cross South Asia Relief Fund to assist in the organisation's humanitarian efforts in tsunami-affected regions.

FEBRUARY

- DBS & Standard Chartered Bank jointly launched the inaugural $225 million Singapore dollar bond for Hong Kong carrier Cathay Pacific Airways.
- DBS successfully listed Olam International Ltd, raising $233 million in an offering that attracted an overwhelming demand of over $3 billion.

MARCH

- Ang Kong Hua, Executive Director of NatSteel Ltd, joined the Group's board of directors.
- DBS Asset Management won a $1.3 billion investment mandate from Aviva Limited to manage a portfolio of Singapore and global bonds.

APRIL

- Four DBS directors – Bernard Chen, Fock Siew Wah, Gail D Fosler and Thean Lip Ping – retired at DBS' Annual General Meeting.
- DBS received approval for a new branch licence in New Delhi.
- DBS was mandated by SPRING Singapore to launch the pioneer SME ACCESS Loan - a $300 million loan scheme to help SMEs facing difficulties in securing financing.
- DBS successfully and solely managed PT Bank Internasional Indonesia's US$150 million bond issue when two global houses pulled out of the deal amidst the then weak and volatile Indonesian market.
- DBS was the joint mandated arranger for Hi-mart Holdings' KRW472 billion financing, the largest financial-sponsor LBO financing in South Korea last year.

MAY

- DBS launched its consumer banking business in China at its newly-relocated Shenzhen Branch.
- DBS Bejing Branch received approval to offer Renminbi services to foreign-invested & Chinese enterprises and foreign individuals in Northern China.
- PT Bank DBS Indonesia (DBSI) partnered PT Bank International Indonesia (BII) in a strategic alliance that allows DBSI's corporate customers to access BII's nationwide branch network for cash management services.
- DBS was the sole mandated arranger for a $650 million transferable term loan facility for Times Properties Pte Ltd, the largest property loan in Singapore to date.

JUNE

- Koh Boon Hwee, Chairman of Singapore Airlines Limited, was appointed to the Boards of DBS Group and DBS Bank.
- DBS and Chennai's Cholamandalam Investments and Finance Company Limited (CIFCL) agreed to a joint venture offering retail financial services, including consumer finance, asset management and securities, to the mass consumer market in India.
- DBS was the joint bookrunner and underwriter for Fortune REIT, which at $427 million was the largest secondary REIT offering in Singapore.

JULY

- Standard & Poor's upgraded DBS Bank's credit rating from "A+" to "AA-".
- An online remittance service was jointly set up by DBS and HDFC Bank of India to allow DBS customers to remit funds to India more efficiently and at their convenience.
- DBS was the joint lead arranger for the $243 million Mapletree REIT, the first regional logistics REIT launched in Singapore.





DBS Management Committee (left to right) Jackson Tai, Rajan Raju, Frank Wong, Steve Ingram, Eric Ang, Jeanette Wong and David Lau

AUGUST

- DBS Hong Kong launched an ATM card that can access four major payment networks – China UnionPay (CUP), JETCO, PLUS and EPS, allowing DBS ATM card customers to make payments and withdrawals at ATMs and retailers in mainland China and around the world.
- DBS expanded its personal banking services in China with the launch of DBS Treasures Priority Banking at its Shenzhen Branch.
- DBS launched DBS Treasures Priority Banking in Thamrin, Jakarta, the first of three DBS Treasures centres opened in Indonesia last year.
- DBS successfully launched the $10.9 billion Baht Central Pattana Retail Growth Property Fund, the largest Thai property fund IPO, and the first Thai REIT to be marketed extensively to international investors.

SEPTEMBER

- DBS launched Hongkong Land's $500 million bond issue, the largest Singapore dollar issue by a foreign issuer, which was subsequently upsized to $700 million to meet overwhelming demand.
- DBS was the joint lead underwriter and bookrunner for the $570 million Prime REIT, the largest Singapore REIT in 2005.
- DBS launched the POSB Everyday Credit Card that allows cardmembers to earn cash rebates when they use their cards to pay for daily necessities.

OCTOBER

- DBS announced that S Dhanabalan would retire as chairman of the DBS Group Holdings and DBS Bank boards on 31 December 2005. Koh Boon Hwee would assume chairmanship of both boards on 1 January 2006.
- DBS Asia Capital successfully managed Hong Kong's Tradelink Electronic's HK$335 million IPO, a deal that won FinanceAsia's Best Small-Cap Equity Deal of the Year award.
- DBS arranged the US$600 million acquisition financing for Indonesia's Arindo Global, one of the largest and highly structured buyout deals in Southeast Asia last year.

NOVEMBER

- DBS Hong Kong was the first bank to launch 3G-technology-based mobile phone banking in Hong Kong, allowing customers the convenience and flexibility of conducting banking transactions via 3G video mobile phones.
- DBS celebrated ten years in Shanghai with the official opening of a bigger relocated branch in Shanghai's financial centre, underpinning DBS' plans to grow its operations and to better serve its customers in Shanghai and the Yangtze River Delta.
- DBS received approval to set up a branch in Suzhou and a representative office in Hangzhou.
- DBS announced that it would be a Lead Partner and the first bank partner for Singapore 2006, the largest financial sector event to be hosted by Singapore this year involving more than 16,000 delegates across the globe. The programme would include the meetings of the International Monetary Fund and the World Bank and the inaugural Singapore 2006 Biennale.
- DBS sold its Shenton Way office buildings for $690 million.

DECEMBER

- Fitch Ratings upgraded the long-term foreign currency rating of DBS Hong Kong from "A+" to "AA-" to reflect its wholly-owned status and core role within the operations of DBS Bank in Singapore.
- DBS opened a new Representative Office in Hangzhou, the fourth representative office in the PRC.




JACKSON TAI

Economic growth in Asia surged ahead in 2005, hardly affected by higher oil prices, natural disasters and terrorist threats.

Against this backdrop, our 2005 bottom-line results were disappointing. Group net profit fell 15% to $1.65 billion excluding one-time gains and goodwill charges. Our continued strong loan growth and record net interest and fee income were offset by lower treasury earnings in a flat yield curve market environment.

Our treasury franchise propelled DBS' product offerings and bottom-line results over the last five years. Although market conditions constrained our 2005 treasury earnings, we can point to encouraging progress in strengthening the depth and breadth of our customer franchise across the region. Contribution from the consumer and SME businesses, for example, increased 24% to $1.17 billion in 2005, accounting for 54% of Group operating profit before taxation excluding one-time gains and goodwill charges.

Net interest and fee income reached a record as volume growth was sustained in most customer segments. Net interest income rose 9% to $2.94 billion as loans expanded 14% and margins improved in the second half of the year. Fee income increased for the seventh consecutive year by 6% to $986 million.

Asset quality remained strong. The ratio of non-performing loans continued to improve, ending at 2.1% at year-end, compared to 2.5% in 2004 and 5.2% in 2003. A significant proportion, 37%, of our non-performing loans has yet to miss a payment, even though we chose to classify them as non-performing. DBS boosted provision coverage to a record 97% from 89% the year before. We have the capacity and appetite to grow our loan book to support our customers' growth in the region.

AT THE CROSSROADS OF A RESURGENT ASIA

Singapore and Southeast Asia are at the crossroads of a reawakened China and India, and a more assertive Middle East. This resurgence is most evident in the financial markets, as Asia takes centre stage for economic growth and capital formation.

DBS, as the largest bank in Singapore and the fifth largest in Hong Kong, is well-positioned at the crossroads of a resurgent Asia.

Our access to customers in the region, our product structuring capabilities, and our unmatched distribution to new and traditional investors make DBS unique in the intermediation of regional capital flows.

INTERMEDIATING REGIONAL CAPITAL FLOWS

What sets DBS apart from most international banks and domestic financial institutions is our end-to-end ability to originate, structure, hedge, write research, and distribute financial products in Asia. We support clients through our willingness to act as principals in committing our balance sheet or in marshalling our regional distribution network. We are not merely agents in search of fees; we aim to be true client advocates.



Celebrating ten years in Shanghai
DBS Shanghai marked its 10th anniversary by relocating to a new office building at the heart of the financial centre.

We secure mandates through our leading SME franchise in Hong Kong and our unrivalled access to corporate and SME issuers in Singapore, as well as from our growing presence in the rest of emerging Asia. At the same time, we structure, repackage, underwrite or privately place these transactions through our extensive retail distribution network in Singapore and Hong Kong, our growing private banking client base in Asia, and our access to traditional institutional investors around the world.

Our pioneering work in introducing, structuring and distributing Real Estate Investment Trusts (REITs) illustrates our leadership in cross-border intermediation. We launched the now booming REIT market in Singapore in 2002. Three years later we were at the front line, channelling cross-border capital to Thailand, Malaysia, and Singapore REIT issuers.

- In August, we launched the Central Pattana Retail Growth Property Fund for Thailand's largest retail property developer Central Pattana. The 10.9 billion Baht (US$265 million) fund was the largest Thai property fund Initial Public Offering (IPO) and the first Thai property fund to be marketed extensively to international investors. DBS, through our wholly-owned DBS Vickers Securities Thailand, was joint financial advisor, joint lead manager and joint bookrunner for this groundbreaking transaction that attracted investors from Hong Kong, Singapore, Australia and Europe. Our affiliate TMB Bank was the other joint financial advisor and lead underwriter.

- In December, we launched the IPO for Starhill REIT, the largest property trust in Malaysia with prime assets in Kuala Lumpur's golden triangle. DBS was joint bookrunner for this property trust controlled by the diversified firm YTL Corp Berhad. The RM513 million (US$135 million) IPO on Bursa Malaysia was nine times oversubscribed with investors from the United Kingdom, Europe, Singapore and Hong Kong.

- Hongkong Land's inaugural Singapore dollar bond offering was upsized by 40% from $500 million to $700 million to meet overwhelming demand. We acted as joint bookrunner and lead manager for what was the largest Singapore dollar bond by a foreign issuer in 2005. *FinanceAsia* named this financing the "Best Local Currency Bond of the Year."

- Our presence in the local markets makes it easier for us to stand by our clients even in turbulent times. We launched PT Bank Internasional Indonesia's (BII) benchmark US$150 million global bond issue in April, even as two international banks withdrew as joint bookrunners due to weak and volatile market conditions. As the sole remaining bookrunner, DBS offered an alternative issuance strategy to meet BII's objective of raising its subordinated debt within a desired deadline. In a move labelled "gutsy" by market pundits, DBS underwrote the entire issue, reflecting our confidence in the issuer and our ability to distribute to end investors. DBS successfully placed the issue with investors in Jakarta, Singapore, Hong Kong and London.


ISUZU


bii atm

- During the year, DBS managed over 100 syndicated loans across Asia and was ranked top five in Asia's league tables. We were one of the most active arrangers in the leveraged buy-out (LBO) syndicated financing sector. We arranged the US$600 million acquisition financing for Indonesia's Arindo Global, which was one of the largest and highly structured buyout financings in Southeast Asia in 2005. We also arranged a KRW472 billion term loan facility for Korea's Hi-mart Holdings, the largest financial sponsor LBO transaction last year in Korea which *The Asset* called "Best Deal in Korea".

These regional financings, and many others throughout the year, demonstrate that DBS is well-positioned at matching issuers and investors as Asia becomes the centre for capital formation.

GROWING ACROSS THE REGION

During the year, DBS opened new branches in China, India and Indonesia, expanded our product range and acquired new customers.

- In China, we continued to focus on three growth areas: Northern China, the Yangtze Delta and the Pearl River Delta. During the year, we introduced corporate banking at our Guangzhou branch, opened a representative office in Hangzhou, and launched local currency products to local Chinese corporations at our Beijing branch. Our current network of four branches and four representative offices in China will be further expanded with approvals to open a branch in Suzhou and a sub-branch in Shanghai.

  DBS was ranked fourth among mandated arrangers and bookrunners for China syndicated loans in 2005. During the year, DBS was co-lead manager for China Construction Bank's HK$63.6 billion IPO, the largest ever Chinese issue.

- In India, we opened our New Delhi branch and provided innovative financial solutions to a number of blue-chip companies in India. We expanded our business lines by introducing SME banking and a comprehensive range of investment banking services. We added advisory, cash management, trade finance, custody and treasury solutions to our suite of customer services by leveraging our global financial markets and advisory expertise. Last year, DBS ranked third as mandated arrangers for India syndicated loans, and broke into the M&A league tables at eighth position.

We plan to capitalise on the free trade agreement (Closer Economic Cooperation Agreement) between Singapore and India to open more branches in India this year.

Apart from organic growth, we reached out to India's mass retail segment through a strategic alliance with the well-respected Murugappa Group of Chennai. Together, we formed a Non-Bank Finance Company joint venture to launch consumer finance on a pan-India basis, with each becoming equal 37.5% joint controlling partners of Cholamandalam DBS Finance. Our shared vision is to build a leading financial services franchise in mass retail finance, asset management and securities, leveraging DBS' experience in a similar consumer finance joint venture in Capital OK,



(opposite page from left)
Setting new benchmarks in the REIT market
DBS was the joint lead arranger for Mapletree Logistics Trust's IPO, the first Asia-focused logistics REIT in Singapore.

Unwavering commitment to our customers
Bank Internasional Indonesia's US$150 million bond issue sole led by DBS was described as "one of the pluckiest pieces of underwriting in the Asian offshore bond market".

(this page)
Extending our reach in India
DBS opened a branch in New Delhi and set up a consumer finance joint venture with a leading Non-Banking Finance Company in 2005.

Thailand. The partnership allows DBS to deepen our participation in the growing economy of India and gain access to an increasing number of middle income consumers.

- In Indonesia, we achieved strong asset growth of 85% in 2005 across our network of five branches in Jakarta, Medan, Bandung, Semarang and Surabaya. DBS Indonesia was ranked second in the Indonesian IPO underwriter league tables by Bloomberg. It also ranked second as mandated arranger for Indonesia syndicated loans by *Basis Point*. We expanded the range of financial services offered to our Indonesian customers with added focus on treasury solutions, cash management and trade finance services. During the year, we raised our profile as one of the largest trade finance banks in the country. DBS was also the joint lead and bookrunner for PT Wahana Ottomitra Multiartha Tbk's IDR500 billion domestic bond issue, our second financing for the company since taking it public in 2004. We also joined PT Bank Internasional Indonesia in a strategic cash management tie-up which allows DBS' clients to leverage our partner's physical branch network for cash transactions.

- DBS continued to support its Malaysian client franchise by extending our leadership in the capital markets. For example, DBS was the sole global coordinator and joint bookrunner for Genting International PLC's IPO and dual listing on the Singapore stock exchange during the year. Genting International, the overseas arm of Malaysia's gaming operator Genting Berhad, raised approximately $350 million.

REACHING OUT TO ASIA'S RISING AFFLUENT

One of the most striking features of modern Asia is the rise of a confident new middle class. Traditionally savings-oriented, Asia's new middle class is fast becoming consumers, travellers and investors.

DBS has been reaching out to Asia's rising affluent long before it became fashionable. We now serve almost five million customers in two of the most developed and best regulated markets, Singapore and Hong Kong.

In Singapore, we have the largest retail network of 768 ATMs and 86 branches, including POSB-branded ATMs and branches. Our ATM network handles about 50% of all ATM transactions in Singapore and allows us to lead the distribution of IPOs, REITs and other securities through our ATM network. DBS maintained its lead as the top mortgage loan lender in Singapore for both the private and public housing market with a market share of approximately 26%. In Hong Kong, we are the fifth largest home loan provider with about 7% market share.

We continue to focus our efforts on building a leading credit card franchise. DBS has one of the largest merchant networks in Singapore with about 8,000 merchants. We are one of the top card issuers in Singapore, commanding a 20% market share, and in Hong Kong, we are ranked fourth with a 10% market share.


Chan Soo

(this page)
Toasting the success of E50 award winners
DBS is principal banker to over two-thirds of the recipients of Singapore's Enterprise 50 awards.

(opposite page from left)
Realising our client's aspirations
DBS was joint lead manager for Olam's $267.4 million IPO in Singapore which attracted an overwhelming demand of over $3 billion.

Championing SMEs in Hong Kong
DBS is proud to have helped Parsons Music School grow into one of Hong Kong's largest music store chains with a presence in mainland China.

In wealth management, we are the largest distributor of investment products to the mass market. Our success in wealth management stems from our ability to combine internal product structuring expertise with strong marketing and distribution capabilities. Importantly, we are able to address and reverse-engineer investor-specific needs with a full range of equity-linked and interest rate-linked structured deposits, unit trusts and insurance products. Fees from wealth management product sales were up 9% to $130 million last year. We sold a larger volume of higher-margin wealth management products, more than making up for a decline in overall sales.

Our DBS Treasures priority banking service caters to an increasing number of affluent customers in Singapore, Hong Kong and the region. In August, we extended our priority banking footprint by launching DBS Treasures priority banking for the mass affluent in Indonesia, including foreign and local residents.

During the year, we introduced consumer banking and DBS Treasures priority banking services in China at our Shenzhen branch by offering RMB and foreign currency savings, time deposits, mortgage loans, remittances and foreign exchange services.

HELPING SMES PROSPER

Small and medium-sized enterprises (SMEs) account for a large proportion of Asia's GDP, fuelling much of the region's strong economic growth. Many banking organisations, however, sidestep this underserved market in favour of larger corporate clients or the high-end private banking business. While the proof will be in our track record, DBS aims to bring to bear its capital markets, treasury, cash management and credit risk management expertise and balance sheet capacity to serve the mid-cap and SME segment across the region.

In Singapore, we experienced double-digit loan growth despite stagnant loan growth conditions locally. We expanded our product offerings to include treasury, investment, trade finance and cash management products as well as higher-value structuring and financial markets advisory services tailored specifically for the SME market. DBS is the principal banker to over two-thirds of the recipients of Singapore's Enterprise 50 awards, one of the most prestigious accolades for entrepreneurship in Singapore.

In Hong Kong, we support SMEs by being one of the top commercial lenders and ranking second in trade finance. Our 15% SME loan growth in Hong Kong in 2005 compared to an industry average of 11.5%.

Elsewhere in the region, we introduced SME banking at our Shanghai branch, and focused our SME business in India and Indonesia on trade finance, treasury and cash management services for our onshore clientele.

MANAGING RISK

DBS is committed to being at the forefront of risk management practices and standards among banks in Asia. We believe that our best-practice international risk and credit management standards and integrity of operations will differentiate our banking franchise.

We welcome the introduction of Basel II standards that will further upgrade risk management and better align capital requirements to economic risk. Our risk management framework already closely tracks Basel II principles.

We remain on schedule to meet home and host regulators' Basel II qualification timelines.





*Picture courtesy of Olam International Limited

BECOMING WIDELY-RESPECTED IN ASIA

For centuries, Singapore and Southeast Asia have been at the crossroads of East-West and North-South trade routes, enjoying racial diversity, a cosmopolitan outlook, and strong networking ties throughout the region. DBS is also well-positioned at the crossroads, ready to serve our clients in a growing Asia.

Today, DBS is guided by a Board of 12, only six of whom are Singapore citizens. Management consists of a diverse team of Asia banking specialists, with deep experience in the financial markets across the globe. DBS managing directors hail from around the world. Approximately 51% of our managing directors carry Singapore passports, 17% carry Hong Kong or China passports, 9% UK, 8% Malaysia, 5% US, and 4% Canada. The remaining 6% hold passports from the rest of the world.

We aim to extend that diversity through our entry-level recruitment. Our recent Management Associates Programme, for example, brought together fresh graduates from Singapore, Hong Kong, mainland China, India, Vietnam and Thailand for intensive classroom training and rotated assignments over two years. We believe in staff training and development and will invest even more over the years to ensure that we grow a strong team of Asia banking specialists with the right principles and values.

We have much more to do to become a widely-respected bank, anchored in Asia. But we made progress over the past several years to grow our higher-return consumer and SME banking franchise, to develop and expand our fee-based and recurring income streams and to expand geographically into high-growth markets in Asia. We built strong treasury and wealth management capabilities, which are now on par with international banks. We extended our banking franchise to Hong Kong and are now leveraging our strengths to penetrate our other markets in Asia.

Our 14.8% total capital adequacy ratio and 10.6% tier-1 ratio are each comfortably above minimum regulatory requirements.

At the end of fourth quarter 2005, we wrote down $1.13 billion of the carrying value of goodwill associated with the purchase of DBS Hong Kong Ltd in 2001, all in accordance with Singapore Financial Reporting Standards. The write down incorporates long-term assumptions for future cash flows, higher market rates and cost of equity. This review of goodwill impairment is conducted at least annually. The goodwill impairment has no impact on DBS Group's business operations, our capital ratios and our ability to pay dividends. Our regulatory capital, for example, is unaffected, since goodwill was deducted from capital at the closing of the acquisition in 2001. Moreover, our ability to pay dividends is unaffected, as reflected in the Board of Directors' recommendation to raise the quarterly dividend to 17 cents a share, bringing the total payout in 2005 to 58 cents.

In December, Fitch Ratings upgraded the long-term foreign currency rating of DBS Hong Kong to "AA–" from "A+" to reflect its wholly-owned status and core role within the operations of the Group, which is rated "AA–" by Fitch. Our Standard & Poor's "AA–" and Moody's "Aa2" credit ratings are among the highest for Asian banks.



Strengthening our credit card franchise in Hong Kong
Following its successful launch in Singapore, DBS Hong Kong launched the DBS Black Card last year.

We are encouraged that our progress has been recognised by the market. During the year, we were acknowledged by *FinanceAsia* as the best Asian bank, the top three retail banks in Asia Pacific by *The Asian Banker*, and the best bank in Singapore by *Euromoney* and *The Asset*. The latter also named DBS the best investment bank in Singapore while *Private Banker International* voted DBS as outstanding private bank in the Asia Pacific. DBS was also recognised by *Global Investor* as the best sub-custody provider in Asia.

These awards and accolades inspire us to work even harder to expand our regional franchise to better serve our customers, who are at the forefront of all that we do.

ACKNOWLEDGEMENTS

I take this opportunity to thank my DBS colleagues for their dedication and hard work. Without their effort and personal sacrifice, DBS would not have achieved so much.

I also thank Dhana, who retired as our Chairman at the end of 2005.

Dhana was one of the founding fathers of DBS in 1968. After a decade of guiding the start-up of the then Development Bank of Singapore, Dhana left in 1978 to enter Singapore's public service. He served the government in several key roles, including Foreign Minister.

We were fortunate that Dhana returned as Chairman in 1998. In his last eight years with us, we benefited from his visionary insight and leadership. He provided stability and reminded us of our heritage and mission, especially in uncertain times. We miss his presence and penetrating questions, but his strong sense of integrity, compassion and fairness lives on at DBS.

We welcome Boon Hwee who takes over as Chairman. Boon Hwee is well-known throughout the region for his entrepreneurial successes, as well as for his drive for productivity improvement and insistence on service quality. His commercial and industrial background will bring a new dimension to DBS.

I also thank our customers, business partners and shareholders for their continued support.

Jackson Tai
Vice Chairman and Chief Executive Officer
DBS Group Holdings

Management Discussion and Analysis

OVERVIEW

	As reported			Excluding one-time gains and goodwill charges		
	2005	2004	% change	2005	2004	% change
Selected profit and loss items ($m)						
Net interest income	**2,943**	2,691	9	**2,943**	2,691	9
Net fee and commission income	**986**	933	6	**986**	933	6
Net trading income	**159**	594	(73)	**159**	594	(73)
Net gain from non-trading investments	**102**	644	(84)	**102**	147	(31)
Other income	**451**	114	>100	**148**	114	30
Operating income	**4,641**	4,976	(7)	**4,338**	4,479	(3)
Less: Operating expenses	**2,026**	1,956	4	**2,026**	1,956	4
Operating profit	**2,615**	3,020	(13)	**2,312**	2,523	(8)
Less: Provisions	**203**	63	>100	**203**	63	>100
Associates	**54**	49	10	**54**	49	10
Pretax profit	**2,466**	3,006	(18)	**2,163**	2,509	(14)
Net profit before goodwill	**1,952**	2,435	(20)	**1,649**	1,938	(15)
Less: Goodwill charges	**1,128**	440	NM	–	–	–
Net profit	**824**	1,995	(59)	–	–	–
Selected balance sheet items ($m)						
Customer loans	**79,462**	69,659	14	**79,462**	69,659	14
Interbank loans	**23,816**	25,169	(5)	**23,816**	25,169	(5)
Total assets	**180,204**	175,671	3	**180,204**	175,671	3
Customer deposits	**116,884**	113,206	3	**116,884**	113,206	3
Total liabilities	**161,014**	156,796	3	**161,014**	156,796	3
Shareholders' funds	**16,724**	16,444	2	**17,549**	16,387	7
Key financial ratios (%)						
Net interest margin	**1.91**	1.87	–	**1.91**	1.87	–
Non-interest/total income	**37**	46	–	**32**	40	–
Cost/income ratio	**44**	39	–	**47**	44	–
Return on assets	**0.46**	1.19	–	**0.93**	1.16	–
Return on equity	**5.0**	12.8	–	**9.7**	12.6	–
Loan/deposit ratio	**68**	62	–	**68**	62	–
NPL ratio	**2.1**	2.5	–	**2.1**	2.5	–
Total capital adequacy ratio	**14.8**	15.8	–	–	–	–
Per share data ($)						
Per basic share						
– earnings	**0.54**	1.33	(59)	**1.10**	1.30	(15)
– net book value	**10.87**	10.72	1	**11.42**	10.68	7
Per diluted share						
– earnings	**0.53**	1.29	(59)	**1.06**	1.25	(15)
– net book value	**10.69**	10.55	1	**11.22**	10.51	7

The Group's reported net profit attributable to shareholders fell 59% to $824 million in 2005 from $1,995 million in 2004.

The 2005 results included a $1,128 million accounting charge to impair a portion of unamortised goodwill from the purchase of DBS Hong Kong. Starting from 2005, goodwill ceased to be amortised but continued to be tested annually for impairment. The amount impaired in 2005 was based on five-year cash flow projections, a 4.5% long-term growth rate and a 9.5% discount rate.

The results also included one-time gains, which amounted to $303 million in 2005 from the sale of office buildings in Singapore, compared to $497 million in 2004 from the divestments of the Group's stakes in a subsidiary in Thailand and a non-core holding in Hong Kong.

Excluding goodwill charges and one-time gains in both years, DBS recorded a net profit of $1,649 million in 2005, 15% below the $1,938 million in 2004.

The operating performance in 2005 was characterised by volume growth in most customer segments, which resulted in higher interest and fee income. Net interest income rose 9% to a record $2,943 million from loan expansion, while fee income grew 6% to $986 million, marking the seventh consecutive year of growth. However, these revenue gains were offset by reduced net trading income arising from a flat yield curve. Operating income excluding one-time gains declined 3% to $4,338 million.

With operating expenses rising 4% to $2,026 million, primarily due to higher staff costs, operating profit before provisions and excluding one-time gains declined 8% to $2,312 million.

While the non-performing loan ratio fell to 2.1% from 2.5% in 2004, provision charges rose to $203 million from $63 million in 2004. There were significant write-backs of specific provisions in 2004, which were not repeated in 2005.

Excluding goodwill charges and one-time gains, the Group's return on assets was 0.93% compared to 1.16% in 2004. The return on equity was 9.7% compared to 12.6% in 2004.

NEW ACCOUNTING STANDARDS AND CHANGES IN ACCOUNTING POLICY

DBS adopted several new or revised accounting standards in 2005. Some standards were applied retrospectively, which resulted in restatements of previously published numbers, while others were applied prospectively. A full list of the new or revised standards applying to the Group can be found in Note 2 of the financial accounts.

Three standards had a substantive impact on the financial statements. In addition to changing the basis for recognising income and expense items in the profit and loss account, these standards also resulted in adjustments to various reserve accounts in the balance sheet at 1 January 2005.

Singapore Financial Reporting Standard (FRS) 39 – 'Financial Instruments: Recognition and Measurement', which was applied prospectively, required certain financial assets and liabilities, such as derivatives and investment securities, to be measured at fair value (or marked to market).

FRS 102 – 'Share-based Payment' was adopted retrospectively to all staff remuneration paid in equity instruments granted after 22 November 2002 and not yet vested on 1 January 2005. It required the value of share options to be taken as an expense in the profit and loss account. It also changed the way expenses were computed for shares purchased by the Group for employees as part of their performance incentives.

FRS 103 – 'Business Combinations', which was applied prospectively, discontinued the practice of goodwill amortisation to the profit and loss account. Companies were required to continue testing at least once a year for any potential impairment of unamortised goodwill.

Besides these changes, DBS also adopted the proportionate consolidation method for joint ventures to better reflect their contribution to the Group's performance. Under this method, the Group's share of a joint venture's income and expenses, assets and liabilities were included in the consolidated financial statements on a line-by-line basis. In previous years, joint ventures were equity accounted, under which their net contributions were recorded as a single item in the profit and loss account and in the balance sheet. The proportionate consolidation method has been applied retrospectively.

NET INTEREST INCOME

Average balance sheet	2005 Average balance ($m)	2005 Interest ($m)	2005 Average rate (%)	2004 Average balance ($m)	2004 Interest ($m)	2004 Average rate (%)
Interest-bearing assets						
Customer loans	**75,479**	**3,152**	**4.18**	67,044	2,311	3.45
Interbank assets	**29,072**	**656**	**2.26**	31,347	404	1.29
Securities	**49,307**	**1,734**	**3.52**	45,149	1,328	2.94
Total	**153,858**	**5,542**	**3.60**	143,540	4,043	2.82
Interest-bearing liabilities						
Customer deposits	**115,814**	**1,494**	**1.29**	110,114	752	0.68
Other borrowings	**31,748**	**1,105**	**3.48**	27,820	600	2.16
Total	**147,562**	**2,599**	**1.76**	137,934	1,352	0.98
Net interest income/margin	**–**	**2,943**	**1.91**	–	2,691	1.87

Net interest income rose 9% to $2,943 million from higher customer loan volumes.

The 14% growth in year-end customer loans was led by corporate and SME loans in Singapore, Hong Kong and the region.

The expansion in customer loans boosted the loan-deposit ratio to 68% at end-2005 from 62% a year earlier. The higher proportion of customer loans in the asset mix was the main reason for the better interest margins, which rose to 1.91% from 1.87% in 2004.

Customer loan spreads in 2005 were on average stable compared to 2004. Spreads were compressed in early 2005 but gradually turned around in the second half as mortgage rate competition in Singapore eased and prime rates in Hong Kong progressively increased.

Rising Singapore interbank rates had a beneficial impact on interest income and margins during the year, but the effects were partially offset by a flat yield curve, which curtailed gapping opportunities.

The table below indicates that the change in net interest income in 2005 over 2004 was, on the average for the year, due mainly to volumes than to rates.

Volume and rate analysis ($m)

Increase/(decrease) due to change in	Volume	Rate	Net change
Interest income			
Customer loans	290	551	841
Interbank items	(29)	281	252
Securities	122	284	406
Total	383	1,116	1,499
Interest expense			
Customer deposits	38	704	742
Other borrowings	84	421	505
Total	122	1,125	1,247
Net interest income	261	(9)	252

NET FEE AND COMMISSION INCOME

($m)	2005	2004	% change
Stockbroking	**106**	120	(12)
Investment banking	**134**	98	37
Trade and remittances	**172**	162	6
Loan related	**157**	157	0
Guarantees	**28**	26	8
Deposit related	**77**	82	(6)
Credit card	**90**	87	3
Fund management	**53**	43	23
Wealth management	**129**	119	8
Others	**40**	39	3
Total	**986**	933	6

Fee and commission income rose 6% to $986 million. The increase reflected the higher business activity that DBS was capturing in a wide range of financing and capital market activities across its customer base. Most fee income segments grew.

Investment banking fees rose 37% from an increased flow of debt and equity market deals. DBS benefited from the high level of activity in real estate investment trusts. It also continued to bring regional mid-sized companies for listing in Singapore. DBS led in managing and underwriting IPOs in Singapore in 2005 by value.

Fund management fees rose 23% from higher sales of funds managed by DBS Asset Management.

Wealth management fees from unit trusts and bancassurance rose 8% despite a 7% decline in sales volumes. A larger proportion of higher-margin third-party unit trusts was sold in 2005. Revenues were enhanced by an incentive payment arrangement with a third-party asset manager based on sales targets.

Stockbroking commissions fell 12%. Although overall trading volumes in the Singapore stock market rose, retail activity, a mainstay of DBS Vickers' business, declined compared to 2004. A fall in revenues from parts of the region also contributed to lower stockbroking commissions.

Fee income accounted for 23% of total operating income excluding one-time gains, the highest in DBS' history, compared to 21% in 2004.

OTHER NON-INTEREST INCOME

	As reported			Excluding one-time gains		
($m)	2005	2004	% change	2005	2004	% change
Net trading income	**159**	594	(73)	**159**	594	(73)
From trading businesses	**256**	584	(56)	**256**	584	(56)
From other businesses	**(97)**	10	NM	**(97)**	10	NM
Net gain from non-trading investments	**102**	644	(84)	**102**	147	(31)
Other income	**451**	114	>100	**148**	114	30
Total	**712**	1,352	(47)	**409**	855	(52)

Net trading income fell 73% to $159 million. Included in net trading income was a $97 million decline in the fair value of market positions taken to manage the Group's structural risks.

Net trading income from trading businesses fell 56% to $256 million. A flat yield curve curtailed trading opportunities in interest rate-related instruments, which account for a major part of the Group's net trading income.

One-time gains, amounting to $303 million in 2005 and $497 million in 2004, were recorded as other non-interest income.

OPERATING EXPENSES

($m)	2005	2004	% change
Staff	**1,052**	993	6
Occupancy	**186**	182	2
Computerisation	**308**	312	(1)
Revenue-related	**99**	104	(5)
Others	**381**	365	4
Total	**2,026**	1,956	4

Operating expenses increased 4% to $2,026 million.

Staff costs rose 6%. Headcount grew 11% to 12,728 and was spread across business and support units to support higher volumes in Singapore and Hong Kong and business expansion elsewhere in the region.

Higher external consultancy fees and travel expenses contributed to the rise in non-wage costs. Occupancy and computerisation expenses were stable.

The cost-income ratio (excluding one-time gains) increased to 47% from 44% in 2004 as operating costs rose while non-interest income declined.

PROVISION CHARGES

($m)	2005	2004	% change
General provisions	**0**	(5)	NM
Specific provisions for loans	**196**	93	>100
Singapore	**114**	38	>100
Hong Kong	**56**	61	(8)
Other countries	**26**	(6)	NM
Specific provisions for securities, properties and other assets	**7**	(25)	NM
Total provisions	**203**	63	>100

Total provision charges rose to $203 million from $63 million in 2004.

No general provision charges were taken for 2005. Cumulative general provisions set aside for loans amounted to $851 million, or 1.1% of gross loans, and were sufficient under current regulatory guidelines. Collateral such as cash and residential properties also provided a buffer against inherent credit risks present in the Group's loan portfolio.

Specific provision charges for loans increased to $196 million from $93 million in 2004. Significant write-backs of specific provisions in 2004 were not repeated in 2005. Specific provision charges for loans amounted to 26 basis points of average loans in 2005, compared to 14 basis points in 2004.

The increase in specific provision charges for loans was for corporate and SME loans. Most of the specific provision write-backs in 2004 had been for corporate and SME loan recoveries, which resulted in a low base.

Specific provision charges for consumer loans were lower compared to 2004.

Specific provision charges for non-loan assets such as securities and properties amounted to $7 million, compared to a $25 million net write-back in 2004 arising from a recovery in the valuation of investment securities.

PERFORMANCE BY GEOGRAPHY

Excluding one-time gains and goodwill charges ($m)	Singapore	Hong Kong	Rest of Greater China	South and S-east Asia	Rest of the world
2005					
Net interest income	1,808	947	31	94	63
Non-interest income	926	319	61	47	42
Operating income	2,734	1,266	92	141	105
Less: Operating expense	1,199	653	54	68	52
Operating profit	1,535	613	38	73	53
Less: Provisions	83	44	30	4	42
Associates	4	0	0	50	0
Pretax profit	1,456	569	8	119	11
Net profit	1,071	481	4	100	(7)
2004					
Net interest income	1,594	899	45	100	53
Non-interest income	1,188	485	23	68	24
Operating income	2,782	1,384	68	168	77
Less: Operating expense	1,197	598	33	88	40
Operating profit	1,585	786	35	80	37
Less: Provisions	(82)	104	11	0	30
Associates	8	0	0	41	0
Pretax profit	1,675	682	24	121	7
Net profit	1,219	588	19	111	1

The financial data and commentary on the performance by geographical region and business unit are based on Singapore GAAP and in accordance with the Group's accounting policies. They include internal allocations of income and cost items and intra-Group eliminations.

A description of DBS' reported geographic segments can be found in Note 46.2 of the financial accounts.

Singapore

Net profit before one-time gains and goodwill charges fell 12% to $1,071 million.

Net interest income rose 13%, primarily from loan growth, both Singapore-dollar and foreign-currency. Market share gains were achieved in SME loans as efforts to strengthen DBS' presence in the segment continued to pay off. Mortgage loans, which accounted for slightly less than half of Singapore-dollar loans, grew in line with the industry.

Interest margins improved as a result of a better asset mix. Customer loan spreads were steady as they narrowed initially but subsequently recovered. Mortgage loan yields improved during the second half of the year as rising interbank rates eased competitive pressures.

The loan book was repriced upwards as promotional first-year rates expired and board rates were increased. Corporate and SME loan yields rose in line with interbank rates.

Surplus funds placed in the interbank market benefited from rising interbank rates during the year.

As interest rates rose, competition shifted from loan pricing to deposit pricing. However, with an established savings deposit franchise, DBS' average funding costs rose less quickly than interbank rates.

Non-interest income fell 22% from smaller trading income and lower sales of structured treasury products. Higher fee income from corporate, SME and consumer customers only partially offset the decline in trading income.

Specific provision charges for corporate and SME loans increased as significant write-backs for such loans in 2004 created a low base. Specific provision charges for unsecured consumer loans were lower.

Hong Kong

Net profit before one-time gains and goodwill charges fell 18% to $481 million.

Net interest income rose 5%. Loan growth of 14% was partially offset by lower margins. The increase in loans was due to higher SME loans as residential mortgages were flat, in line with the industry. Credit card receivables were also little changed.

Interest margins fell as average spreads between prime rates and funding costs for the year were narrower, and mortgage spreads were also tighter. However, interest margins reached their low point around the middle of the year and turned around in the second half as prime rates increased.

Non-interest income fell 34%. Fee and commission income rose slightly as higher contributions from trade finance and bancassurance product sales were largely offset by a decline in loan-related fees. However, other non-interest income was significantly lower as sales volumes and margins for treasury structured products fell. In addition, the value of marked-to-market treasury positions and structured deposits declined.

Operating expenses increased 9%. The biggest cost pressures were felt in wages as headcount and salaries rose.

Specific provision charges were lower from a net write-back for mortgages and credit card loans, while charges for SME loans increased moderately.

Other Regions

DBS' operations outside Singapore and Hong Kong are in their build-up phase and do not yet have a significant impact on the Group. The largest earnings contributions are currently from Indonesia (through a 99%-owned subsidiary) and The Philippines (through a 20% associate stake in Bank of Philippine Islands).

KEY PROFIT AND LOSS ITEMS BY BUSINESS UNIT

Excluding one-time gains and goodwill charges ($m)	CBG	EB	CIB	GFM	CTU	Central Ops
2005						
Operating income	1,731	738	818	618	187	246
Operating profit	804	450	498	186	155	219
Provisions	71	138	137	0	6	(149)
Pretax profit	792	373	473	235	176	114
Net profit	638	307	390	187	151	(24)
2004						
Operating income	1,594	744	706	961	361	113
Operating profit	671	484	450	553	327	38
Provisions	111	128	(6)	(1)	4	(173)
Pretax profit	571	366	500	578	332	162
Net profit	462	304	415	477	275	5

A description of DBS' reported business unit segments can be found in Note 46.1 of the financial accounts.

Consumer Banking (CBG)

CBG's operating income rose mainly due to higher net interest income in Singapore, where interest margins increased due to a widening spread between interbank rates and deposit costs. The improved contribution from Singapore was moderated by lower interest income from Hong Kong where mortgage yields declined and funding costs rose.

Operating expenses were stable. An increase in advertising expenses in Singapore and wage costs in Hong Kong was offset by a reclassification of some customer acquisition costs as interest expense under FRS 39.

Specific provisions were lower in both locations as charges for mortgages and credit card loans fell in Hong Kong, while charges for unsecured consumer loans declined in Singapore.

Enterprise Banking (EB)

EB's operating income rose in Singapore as loans expanded and fee-based activities increased. This was offset by a fall in operating income in Hong Kong as the spread between prime rates and funding costs narrowed.

Operating profit declined as operating expenses rose faster than operating income. In both locations, the higher operating expenses were due mainly to rising wage costs as headcount rose.

An increase in specific provision charges in both locations was moderated by a reduction in general provisions, whose computation took into account the value of collateral pledged for loans.

Commercial and Investment Banking (CIB)
CIB's operating income rose. Both interest and non-interest income increased as loans and fee-based activities increased in Singapore and across the region. The improvement in operating income was offset by higher operating expenses from a higher headcount.

General provisions rose as a result of loan growth in the region. Specific provisions were also higher compared to a net write-back in 2004.

Global Financial Markets (GFM)
GFM's performance was affected by lower trading income in foreign exchange, interest rate and equity products, as well as higher operating costs. Stockbroking commissions also declined.

Central Treasury (CTU) and Central Operations
CTU's operating income was affected by fewer gapping opportunities. Higher revenues from Private Banking and Asset Management contributed to the rise in operating income for Central Operations.

CUSTOMER LOANS

($m)	2005	2004	% change
By geography			
Singapore	**45,280**	41,261	10
Hong Kong	**27,548**	24,104	14
Rest of Greater China	**2,074**	1,302	59
South and South-east Asia	**2,287**	2,021	13
Rest of the world	**3,760**	2,333	61
By business unit			
Consumer Banking	**29,686**	28,584	4
Enterprise Banking	**19,234**	16,684	15
Corporate and Investment Banking	**26,478**	21,532	23
Others	**5,551**	4,221	32

Loan growth was broadly distributed across geographical regions. The classification of loans by geography given in the table above is based on the booking location of the loan.

Loans booked in Singapore, comprising both Singapore-dollar and foreign-currency loans, rose 10% to $45,280 million, driven by corporate and SME borrowing for domestic and regional activities. DBS' Singapore-dollar loans were little changed at $33,571 million, in line with industry trends. DBS' overall share of Singapore-dollar loans was at 18%.

In Hong Kong, loans grew 14% from SME borrowing, particularly for trade finance and loans for use in the mainland, which were two loan segments that DBS gained market share in during the year. DBS' overall share of Hong Kong-dollar loans remained at 5%.

With a smaller base, loans in other regions grew faster than in Singapore and Hong Kong as DBS expanded its banking franchise to other parts of Asia.

By customer segment, loan growth was led by corporate and SME borrowing. Consumer Banking loans grew 4%. Mortgage and credit card loans in Hong Kong were largely unchanged. In Singapore, residential mortgages grew 4%, in line with the industry.

NON-PERFORMING LOANS AND PROVISION COVERAGE

	2005			2004		
	NPL ($m)	NPL (% of loans)	(GP+SP)/ NPL (%)	NPL ($m)	NPL (% of loans)	(GP+SP)/ NPL (%)
By geography						
Singapore	**883**	**2.1**	**94**	851	2.2	85
Hong Kong	**395**	**1.5**	**109**	468	2.0	93
Rest of Greater China	**91**	**3.2**	**65**	73	5.0	57
South and South-east Asia	**131**	**3.7**	**98**	172	6.3	67
Rest of the world	**191**	**3.7**	**65**	199	4.6	66
Total non-performing loans	**1,691**	**2.1**	**93**	1,763	2.5	82
Debt securities	**130**	**–**	**99**	138	–	90
Contingent liabilities	**44**	**–**	**227**	18	–	689
Total non-performing assets	**1,865**	**–**	**97**	1,919	–	89
By business unit						
Consumer Banking	**344**	**1.2**	**118**	356	1.2	111
Enterprise Banking	**691**	**3.6**	**68**	592	3.5	67
Corporate and Investment Banking	**573**	**2.2**	**92**	674	3.1	73
Others	**83**	**1.5**	**196**	141	3.4	118
Total non-performing loans	**1,691**	**2.1**	**93**	1,763	2.5	82
Debt securities	**130**	**–**	**99**	138	–	90
Contingent liabilities	**44**	**–**	**227**	18	–	689
Total non-performing assets	**1,865**	**–**	**97**	1,919	–	89

The Group's non-performing loans (NPLs) fell to $1,691 million from $1,763 million in 2004 even as loan volumes expanded. As a percentage of loans, the NPL rate declined to 2.1% from 2.5% in 2004.

Including debt securities and contingent liabilities, the amount of non-performing assets fell to $1,865 million from $1,919 million in 2004.

NPL rates for all geographical regions improved in 2005, with the biggest reductions coming from outside Singapore and Hong Kong. The NPL classification by geographical region given in the table above is based on the borrower's country of incorporation, in line with Monetary Authority of Singapore guidelines.

NPL rates for consumer loans remained the lowest among the various business units. The NPL rate for SME loans was little changed from 2004, while the rate for corporate loans improved.

Overall provision coverage increased to 97% of total non-performing assets from 89% in 2004. As a percentage of non-performing loans only, provision coverage rose to 93% from 82% in 2004.

Slightly more than half of all non-performing assets were secured against collateral.

($m)	2005	2004
Unsecured non-performing assets	**911**	913
Secured non-performing assets by collateral type		
Properties	**675**	821
Shares and debentures	**69**	64
Fixed deposits	**35**	7
Others	**175**	114
Total	**1,865**	1,919

FUNDING SOURCES

($m)	2005	2004	% change
Customer deposits	**116,884**	113,206	3
Interbank liabilities	**8,959**	10,939	(18)
Other borrowings and liabilities	**37,637**	35,082	7
Shareholders' funds	**16,724**	16,444	2
Total	**180,204**	175,671	3

The Group's total funding rose 3% to $180,204 million. DBS' major funding source, customer deposits, also grew 3%.

Singapore-dollar deposits increased 3% to $64,112 million. DBS' market share for Singapore-dollar deposits declined slightly to 29% from 30% in 2004 as competition for deposits, particularly savings, intensified. DBS continued to have the largest market share of deposits in Singapore, and retained its leadership in savings deposits. Hong Kong-dollar deposits rose 10% to $19,736 million, with DBS' market share stable at just under 4%.

In line with industry trends in both locations, the proportion of fixed deposits increased and savings deposits declined as customers sought higher yields in a rising interest rate environment.

CAPITAL ADEQUACY RATIOS

($m)	2005	2004
Tier 1		
Paid-up ordinary and preference shares	**1,564**	1,559
Disclosed reserves and others	**17,377**	17,146
Less: Goodwill	**(5,823)**	(6,931)
Total	**13,118**	11,774
Tier 2		
Cumulative general provisions	**963**	971
Subordinated debts	**4,222**	4,371
Others	**13**	(674)
Total	**5,198**	4,668
Total capital	**18,316**	16,442
Risk-weighted assets	**123,847**	103,987

Based on regulatory guidelines, the Group's total capital adequacy ratio fell to 14.8% from 15.8% at end-2004. Tier-1 capital also declined to 10.6% from 11.3% at end-2004.

The decline in the Group's total capital adequacy ratios is due to an increase in both risk-weighted assets and the amount of dividends distributed in 2005.

VALUATION SURPLUS

($m)	2005	2004
Properties	**416**	653
Non-trading investments	**25**	531
Total	**441**	1,184

The amount of unrealised valuation surpluses amounted to $441 million at end-2005 compared to $1,184 million at end-2004. The amount of valuation surpluses for properties fell due to the sale of office buildings in Singapore in 2005, while most non-trading investments were now marked to market under FRS 39 with their value already reflected in the balance sheet.

Corporate Governance Report

INTRODUCTION

DBS considers good corporate governance to be the cornerstone of a well-managed organisation. The promotion of corporate fairness, transparency and accountability is led by a diversified and highly qualified Board, aided by a seasoned and experienced management team. We believe that good corporate governance goes beyond the output of transparent, timely and full financial disclosures to a gamut of decisions and structures manifested by board composition, structure and decision making powers, risk management governance to instilling the right corporate culture across the organisation. We welcome two major industry initiatives in 2005 to improve corporate governance standards in Singapore.

In 2005, the Singapore Council on Corporate Disclosure and Governance (CCDG) introduced enhancements to its Code of Corporate Governance which sets the corporate governance benchmark for companies listed on the Singapore Exchange (SGX). SGX-listed companies must describe their corporate governance practices with respect to the recommendations in the Code and explain reasons for any deviations.

Also in 2005, the Monetary Authority of Singapore (MAS) issued new corporate governance regulations and guidelines for financial institutions. Singapore banks must comply with the MAS regulations by 2007.

DBS has taken steps to comply with the new MAS corporate governance regulations ahead of the 2007 effective date as well as abide by the MAS and CCDG guidelines, where applicable.

BOARD MATTERS

Board composition

The present board size of 12 members is appropriate for the current size of the DBS Group and the scope of its operations.

Board appointments and independence

Under our internal policy, directors are appointed to the Board for a maximum of three two-year terms, although their terms may be extended when considered appropriate by the Nominating Committee and approved by the Board. Directors retire by rotation and any re-election of directors is approved by shareholders at the annual general meeting.

The Board's Nominating Committee (NC) reviews and recommends all director appointments. The candidates' qualifications and experience are benchmarked against the criteria set out in statutory regulations and in DBS' Articles of Association to help the NC make an assessment as to the candidates' suitability and potential contribution to the DBS Group. The NC also ensures that the composition of the board brings a diverse range of industry expertise and experience, both private and public sectors, which will allow management to draw on the insights, expert knowledge and alternative views of board members. The current Board includes industry captains drawn from a wide range of industry sectors within and outside banking. Five of our directors (Mr Andrew Buxton, Mr Jackson Tai, Mr CY Leung, Mr Narayana Murthy and Mr John Ross) are neither Singapore citizens nor Singapore permanent residents.

DBS recognises the importance of a carefully constructed succession planning programme for the Board and its senior management team. Mr S Dhanabalan retired as Chairman at the end of 2005 after more than seven years of distinguished service. He is succeeded by Mr Koh Boon Hwee.

The NC assesses the independence of the directors based on the criteria set out in the MAS regulations and the Code. The NC considers a director independent if he is not related to a substantial shareholder or to senior management, and if he does not have significant business relationships with companies in the DBS Group.

Seven directors – Mr Ang Kong Hua, Mr Andrew Buxton, Mr Goh Geok Ling, Mr Leung Chun Ying, Mr Narayana Murthy, Mr John Ross and Mr Wong Ngit Liong (Mr NL Wong) – are considered independent by the NC.

Mr Ang, Mr Buxton, Mr Goh, Mr Leung, Mr Murthy and Mr NL Wong are directors of companies that engage in business dealings with the DBS Group. However, the NC has assessed the nature and scope of the business relationships and determined that these relationships do not undermine the independence of these directors. Mr Ang, Mr Buxton, Mr Goh, Mr Leung and Mr NL Wong are also directors of companies linked to Temasek Holdings, DBS' substantial shareholder. Their appointments are non-executive in nature and they are not involved in the day-to-day conduct of these companies' businesses. The NC has therefore determined that their independence is not compromised by their directorships in these Temasek-linked companies. Mr Ross is not a director of any company having business dealings with the DBS Group. Neither is he a director of any Temasek-linked companies.

The other five directors (Mr Tai, Mr Frank Wong, Mr Koh, Mr Kwa Chong Seng and Mr Peter Ong) are considered by the NC to be non-independent under the MAS regulations. Mr Tai and Mr Frank Wong are executive directors. Mr Koh and Mr Kwa are non-executive directors of Temasek Holdings. Mr Ong is a senior civil servant within the Singapore government and the Singapore government is Temasek's ultimate owner.

Chairman and Chief Executive Officer

DBS had already separated the Chairman and Chief Executive Officer (CEO) positions ahead of the Code requirement. The responsibilities of the Chairman and CEO have been formalised by the Board.

The Chairman manages and leads the Board in its oversight over management. He facilitates and ensures active and comprehensive board discussions on matters brought up to the Board, and steers the Board in making sound decisions. Members of the board have free access to management and vice versa. The Group Management Committee members are also invited to attend all Board meetings. At annual general meetings and other fora, the Chairman plays a pivotal role in fostering constructive dialogue between shareholders,

the Board and management. Shareholders' questions and concerns are adequately attended to and addressed at its annual general meetings.

The CEO oversees the execution of the Group corporate and business strategy and is responsible for the day-to-day management of the Group operations.

Board conduct and responsibilities

The Board is responsible for setting the strategic vision, direction, and long-term goals of the DBS Group.

It is also responsible for the selection and appointment of key senior executives and ensuring that a succession planning program is in place to prepare for contingencies, as well as to facilitate a smooth management transition.

Matters that require Board approval include the Group's annual budget and strategic three-year plan, the Group's strategic acquisitions and divestments, any fund-raising exercise, the Group's risk governance framework and limits and any major decisions that may have an impact on the Group's reputation.

The Board emphasises professionalism, integrity and honesty as key to the Group's image and reputation. These core values and principles to which all DBS staff must adhere to are set out in the DBS Staff Code of Conduct and govern all dealings by DBS staff with internal and external counterparts.

Board meetings

Five scheduled Board meetings are conducted a year. At these meetings, the Board reviews the Group's financial performance, business plans, potential strategic acquisitions or alliances, significant strategic or operational issues requiring the Board's approval or attention, and matters attended to by the other Board committees. In addition to the scheduled meetings, ad hoc meetings are also held when necessary.

When exigencies prevent a Board member from attending meetings in person, he can participate by tele- or video-conference. Board approval for less critical matters may be obtained via written resolutions by circulation.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Name of Director	Board Meetings (Board)		Audit Committee Meetings (AC)		Board Risk Management Committee Meetings (BRMC)		Executive Committee Meetings (EC)**		Board Credit Committee Meetings (BCC)**		Board Strategy and Planning Committee Meetings (BSPC)**		Nominating Committee Meetings (NC)		Compensation Committee Meetings (CC)	
	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance
S Dhanabalan (Resigned on 31 Dec 2005)	5	5	–	–	–	–	3	3	4	3	2	2	1	1	5	5
Jackson Tai	5	5	–	–	–	–	3	3	4	2	2	2	–	–	–	–
Frank Wong Kwong Shing	5	5	–	–	–	–	3	2	4	4	2	2	–	–	–	–
Bernard Chen Tien Lap (Resigned on 29 Apr 05)	2	2	3	3	2	–	2	2	–	–	–	–	–	–	–	–
Fock Siew Wah (Resigned on 29 Apr 05)	2	2	–	–	2	2	2	1	–	–	–	–	–	–	3	3
Gail Fosler (Resigned on 29 Apr 05)	2	2	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Ang Kong Hua (Appointed on 21 Mar 05 (Board), 29 Apr 05 (NC), 14 Jul 05 (AC & BRMC))	4	4	2	2	2	2	–	–	–	–	–	–	1	1	–	–
Goh Geok Ling (Appointed on 14 Jul 05 (CC), 29 Jul 05 (BCC & BSPC))	5	4	5	5	–	–	3	1	4	4	2	2	–	–	2	2

@ *the number of meetings held during the period the director was a member of the Board and/or relevant Committee*

** *Executive Committee was dissolved on 29 July 2005 and re-constituted into two committees to enable the Board to better focus on two key areas of its responsibilities, namely, the Board Credit Committee and the Board Strategy and Planning Committee.*

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS (CONT'D)

Name of Director	Board Meetings (Board)		Audit Committee Meetings (AC)		Board Risk Management Committee Meetings (BRMC)		Executive Committee Meetings (EC)**		Board Credit Committee Meetings (BCC)**		Board Strategy and Planning Committee Meetings (BSPC)**		Nominating Committee Meetings (NC)		Compensation Committee Meetings (CC)	
	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance	No. of meetings Held@	Attendance
Koh Boon Hwee (Appointed on 15 Jun 05 (Board), 14 Jul 05 (BRMC & CC), 29 Jul 05 (BCC & BSPC), 6 Dec 05 (NC))	3	2	–	–	2	1	–	–	4	2	2	1	–	–	2	1
Kwa Chong Seng (Appointed on 14 Jul 05 (CC))	5	5	–	–	4	4	3	3	4	3	2	2	–	–	2	2
Leung Chun Ying	5	5	–	–	–	–	–	–	–	–	–	–	1	1	5	5
Narayana Murthy (Appointed on 29 Apr 05 (NC), 14 Jul 05 (CC))	5	5	–	–	–	–	–	–	–	–	–	–	1	1	2	2
Peter Ong Boon Kwee	5	4	5	3	4	3	–	–	–	–	–	–	–	–	–	–
John Ross	5	4	–	–	4	4	–	–	–	–	–	–	–	–	–	–
Thean Lip Ping (Resigned on 29 Apr 05)	2	2	–	–	–	–	–	–	–	–	–	–	–	–	3	3
Wong Ngit Liong (Appointed on 29 Apr 05 (NC))	5	5	–	–	–	–	–	–	–	–	–	–	1	1	5	5

@ *the number of meetings held during the period the director was a member of the Board and/or relevant Committee*

** *Executive Committee was dissolved on 29 July 2005 and re-constituted into two committees to enable the Board to better focus on two key areas of its responsibilities, namely, the Board Credit Committee and the Board Strategy and Planning Committee.*

Board training and information access

Directors undergo comprehensive orientation and training programmes. A new director, on appointment, is provided with guide-notes on a director's role and responsibilities, and is also briefed by the CEO and key business and support heads on the Group's operations.

Management ensures that the Board receives regular reports on the Group's financial performance and operations, and that the Board is provided with relevant information and comprehensive analysis to facilitate Board discussions on specific matters and issues. The Board is also regularly briefed on accounting and regulatory changes, as well as major industry and market developments.

Each business and support unit head certifies to the CEO and the Chief Financial Officer (CFO) every quarter that, as far as he/she is aware, there are no circumstances that would render the Group's financial statements misleading. The CEO and CFO in turn provide an official undertaking to the Board Audit Committee and to the external auditors, Ernst & Young, confirming that the financial statements have been properly drawn up.

Directors have unrestricted access to all DBS employees. If directors require external professional advice, the Group will at its own expense make the necessary arrangements.

The Company Secretary attends Board meetings and ensures that all relevant regulations and established procedures with regard to the conduct of the Board are complied with.

Board performance

A process is in place to assess the performance and effectiveness of the Board as a whole and of each individual director.

For the collective appraisal, each director assesses the Board's performance and provides feedback to the Chairman of the Board and the Chairman of the Nominating Committee. Both chairmen consolidate the feedback and present the results to the Board annually. The Board has found the collective assessment useful in evaluating its own effectiveness, as directors have provided helpful suggestions for improvement.

Currently, the Board's performance is judged on the basis of accountability as a whole, rather than strict definitive financial performance criteria such as return on equity or return on assets.

For individual assessments, each director is evaluated on the basis of his attendance at board meetings and contribution to Board discussions. Each director completes a self and peer evaluation form, which is seen only by the Chairman of the Board. The results of a director's appraisal are communicated to him when feedback indicates that his contribution to the Board could be enhanced by further professional development.

BOARD COMMITTEES

The Board has established six committees to increase its effectiveness. Two of them – the Board Credit and Board Strategy and Planning Committees – were constituted in July 2005 following the dissolution of the Executive Committee to enable the Board to better focus on two key areas of its responsibilities.

Audit Committee

The Audit Committee comprises Mr Ang (Chairman), Mr Goh and Mr Ong.

The Committee reviews the Group's financial statements before submission to the Board. The Committee is briefed on significant changes to accounting standards and policies and its impact on the Group's reported results. The Committee also assesses the effectiveness of the Group's internal controls and procedures.

The Group's external auditors are accountable to the Committee. The external auditors present its audit plan of the Group, their evaluation of the Group's internal accounting controls and its long form audit report to the Committee for approval. The terms of the external auditors' appointment, their effectiveness, independence and objectivity, and the amount of non-audit services provided during the year, are reviewed by the Committee.

The heads of Group Audit and Group Legal and Compliance as well as the Group's external auditors attend all committee meetings. The Committee also holds separate meetings with the external auditors without the presence of management at each committee meeting.

The Committee has reviewed the financial statements with management and the external auditors and is of the view that the Group's financial statements for 2005 are presented in conformity with generally accepted accounting principles in all material aspects.

The Committee has considered the business relationship between the Group and the external auditors for 2005, taking into account the amount of non-audit services provided and has satisfied itself that the nature and extent of such services will not prejudice the external auditor's independence and objectivity. It is satisfied that the external auditors can be considered independent.

The Committee also reviewed and is satisfied with whistle-blowing arrangements instituted by the Group in 2005 to protect employees when they report in confidence suspected or known improprieties of their colleagues.

The Committee also performs an annual assessment of the effectiveness of the Group's Internal Audit function and ensures that Internal Audit is adequately resourced to fulfil its mandate.

Board Credit Committee

The Board Credit Committee comprises Mr Koh (Chairman), Mr Tai, Mr Frank Wong, Mr Goh and Mr Kwa. All credit exposures exceeding the limit delegated by the Board to management are approved by this Committee.

Board Strategy and Planning Committee

The composition of the Board Strategy and Planning Committee is the same as the Board Credit Committee. This Committee serves as a forum where members deliberate on strategic matters, including potential mergers and acquisitions, alliances, fund-raising exercises, before these matters are raised to the full Board for discussion and/ or approval.

Board Risk Management Committee

The Board Risk Management Committee comprises Mr Kwa (Chairman), Mr Ang, Mr Koh, Mr Ong and Mr Ross.

The Committee is responsible for oversight of risk governance, risk framework and limits for the Group. It approves the overall risk governance framework as well as the framework for credit, market and operational risks, including the applicable limits.

The key matters deliberated last year included review of the Group's risk profile, the approval of an overall Risk Governance Target Framework and the governance framework for credit risk, market risk, liquidity risk and operational risk. It also reviewed significant risk incidents of the Group.

Compensation Committee

The Compensation Committee comprises Mr Kwa (Chairman), Mr Goh, Mr Koh, Mr Leung, Mr Murthy and Mr NL Wong.

The Committee reviews and approves the remuneration of each executive director, as well as provides oversight on the Group's senior management level compensation, the statistics and trends of the compensation, as well as the aggregate performance-related cash bonuses and performance share grants to be paid to DBS employees each year. It also oversees management development and succession planning for key positions. The work of the Compensation Committee is described in greater detail under "Remuneration Matters".

Nominating Committee

The Nominating Committee comprises Mr Leung (Chairman), Mr Ang, Mr Koh, Mr Murthy and Mr NL Wong.

Details of the terms of reference of the Nominating Committee are discussed in the section under "Board appointments and independence" above.

REMUNERATION MATTERS

Remuneration Policy
DBS' remuneration policies are integral to its corporate strategy. The Group pays special attention to rewarding and developing employees, recognising that they are not only a key stakeholder but also its most important resource. The Group believes that a transparent appraisal and remuneration system is a crucial driver of employee performance and retention.

EMPLOYEE REMUNERATION

The Group's remuneration policy seeks to attract and retain talented and skilled employees; motivate them to perform their best so that the Group's financial objectives can be attained; and develop a strong performance-oriented culture across the Group by clearly linking performance with reward. The Group's remuneration framework seeks to foster an ownership culture that aligns the interests of employees with those of shareholders.

The total compensation of each employee is benchmarked to the market and consists of three components: base pay, cash bonuses and long-term share incentives comprising DBSH performance shares and share options. The remuneration of senior executives is reviewed by the Compensation Committee.

DIRECTORS' REMUNERATION

The Group believes that executive directors' remuneration and non-executive directors' fees should appropriately reflect the extent of a director's responsibilities and obligations, and be competitive against industry benchmarks.

REMUNERATION OF THE NON-EXECUTIVE DIRECTORS

Directors receive basic directors' fees. Members of certain Board committees also receive fees.

Directors are encouraged to invest half of their fees in DBSH shares and to hold not less than 50% of these shares for the duration of their respective terms. Directors' fees are approved by shareholders at the annual general meeting (AGM) of DBSH.

The current fee structure is as follows:

Board Chairman: $85,000
Director: $50,000

Committee	Chairman	Committee Member
Audit Committee	$35,000	$20,000
Board Risk Management Committee	$35,000	$20,000
Board Credit Committee	$35,000	$20,000

No fees have been paid to the Compensation Committee (CC) since its establishment on 15 September 1999. However, considering that the CC has been very active in the last two years, meeting about five times a year, the Board proposes that, with effect from 2005, the fees of the CC be aligned to the AC and the BRMC. No fees have been paid to the NC since its establishment on 3 September 1999 despite the responsibilities accorded to the NC under statutory regulations. The Board proposes that, with effect from 2005, the NC Chairman be paid $17,500 and a member be paid $10,000 per year. These fees will be put to shareholders at the forthcoming annual general meeting.

Remuneration of the Executive Directors
In determining the remuneration for executive directors, the Compensation Committee takes into account certain principles. The remuneration should motivate the executive directors to achieve DBS Group's performance targets, both annual and long-term, and the performance-related elements of remuneration should form a significant part of their total remuneration package. Executive directors' interests should be aligned with shareholders' interests, and remuneration should be linked directly to DBS Group performance and individual performance. The Compensation Committee's recommended remuneration package for an executive director is endorsed by the Board.

Executive directors are recruited by DBS under standard employment terms which include provisions for basic salary, performance and incentive bonus. No special arrangements are in place for early termination of services in their capacity as director.

Breakdown of Directors' Remuneration
The following table shows the composition (in percentage terms) of the remuneration of directors, including those who were appointed or who resigned or retired during the year. They are grouped in bands of $250,000 for the year ended 31 December 2005.

BREAKDOWN OF DBSH DIRECTORS' REMUNERATION (1 JAN 2005 – 31 DEC 2005)

Remuneration bands	Salary %	Bonus %	Directors' Fees %	Share Options granted [1] %	Others %	Total Remuneration %	Share options grants [2]	Exercise Price	Date of Expiry
$6,750,000 – $6,999,999									
Frank Wong Kwong Shing	15	77	1[3]	3	4	100	53,500	$15.07	1 March 2015
$5,500,000 – $5,749,999									
Jackson Tai	34	57	1[3]	4	4	100	53,500	$15.07	1 March 2015
Below $250,000									
S Dhanabalan [4]	0	0	80	0	20	100	–	–	–
Koh Boon Hwee [5]	–	–	100	–	–	–	–	–	–
Ang Kong Hua [6]	–	–	100	–	–	–	–	–	–
Bernard Chen Tien Lap [7]	–	–	100	–	–	–	–	–	–
Fock Siew Wah [7]	–	–	100	–	–	–	–	–	–
Gail Fosler (Ms) [7]	–	–	100	–	–	–	–	–	–
Goh Geok Ling	–	–	100	–	–	–	–	–	–
Kwa Chong Seng	–	–	100	–	–	–	–	–	–
Leung Chun Ying	–	–	100	–	–	–	–	–	–
Narayana Murthy	–	–	100	–	–	–	–	–	–
Peter Ong Boon Kwee	–	–	100	–	–	–	–	–	–
John Ross	–	–	100	–	–	–	–	–	–
Thean Lip Ping [7]	–	–	100	–	–	–	–	–	–
Wong Ngit Liong	–	–	100	–	–	–	–	–	–

(1) Valuation based on Binomial model

(2) Refers to the number of unissued DBSH ordinary shares under the DBSH Share Option Plan

(3) Fees are not retained by directors

(4) Resigned on 31 December 2005

(5) Appointed on 15 June 2005

(6) Appointed on 21 March 2005

(7) Resigned on 29 April 2005

Key Executives Remuneration

The Code recommends that the remuneration of at least the top five key executives who are not also directors be disclosed within bands of $250,000. However the Board believes that disclosure of the remuneration of individual executives is disadvantageous to the DBS Group's business interests, given the highly competitive industry conditions, where poaching of executives is commonplace.

Immediate Family Member of Director

The following table shows the breakdown (in percentage terms) of the annual remuneration of employees who were/are immediate family members of directors for 2005:

Remuneration bands	Salary %	Bonus %	Share Options granted [1] %	Others %	Total Remuneration %	Share options grants [2]	Exercise Price	Date of Expiry
$500,000 – $749,999								
Sister [3] of Mr Peter Ong	40	24	3	33	100	3,500	$15.07	Lapsed
Below $250,000								
Daughter of Mr S Dhanabalan	63	29	2	6	100	900	$15.07	1 March 2015

(1) Valuation based on Binomial model

(2) Refers to the number of unissued DBSH ordinary shares under the DBSH Share Option Plan

(3) Resigned on 30 September 2005

Long-term Share Incentives – Performance Share Plan, Share Option Plan and Share Ownership Scheme
The Group has put in place share-based remuneration programmes allowing employees to share in its growth and success. These plans comprise a DBSH Performance Share Plan ("PSP"), a DBSH Share Option Plan ("SOP") and a DBSH Share Ownership Scheme ("SOS").

Managing Directors, Senior Vice Presidents and Vice Presidents are eligible to participate in the PSP and SOP. Select high-performing Assistant Vice Presidents are eligible to participate in the SOP. The awards made under the PSP and SOP are part of the annual incentive remuneration, which comprises cash bonuses and share-based awards. The share portion (i.e. PSP and SOP) of an employee's annual incentive remuneration increases correspondingly with the amount of the employee's total annual incentive remuneration. Employees with higher annual incentive remuneration receive a larger portion of their compensation in share-based awards.

For PSP and SOP, vesting periods are imposed. The number of shares eventually awarded upon vesting under the PSP is based on DBS Group's performance for a three-year performance period as measured by the Group's return on equity (ROE). The aggregate total number of new DBSH ordinary shares that may be issued under the SOP and the PSP may not exceed 7.5% of the issued ordinary shares of DBSH.

We are in the process of reviewing the alignment of the objectives of the PSP with our business strategies.

Employees who are not eligible for the SOP or PSP are eligible to participate in the SOS. The SOS is a market purchase plan administered by DBS Trustee Ltd, a wholly-owned subsidiary company of DBS Bank. Under the SOS, all confirmed employees with at least one year of service can subscribe up to 10% of their monthly base pay to buy units of DBSH ordinary shares, with DBS contributing an additional 50% of the amount the employee contributes.

Shares & Options Issued
Details of the DBSH Performance Share Plan and the DBSH Share Option Plan (the "Plan") appear in pages 104 and 106 of the Directors' Report. In compliance with listing requirements, the following participants in the Plan received the following number of options:

Name of participant*	Options granted# during financial year under review	Aggregate options granted since commencement of Plan to end of financial year under review	Aggregate options exercised since commencement of Plan to end of financial year under review	Aggregate options outstanding as at end of financial of year under review
Jackson Tai (Director)	53,500	440,175	0	440,175
Frank Wong Kwong Shing (Director)	53,500	448,050	0	448,050

* *DBSH has no controlling shareholders and no disclosure is made in this respect*

\# *The options granted were in accordance with the terms of the Plan*

In compliance with listing requirements, share options issued by the Group in 2005 to any participant in the SOP (including any director or employee) were less than 5% of the total number of options available under the SOP.

No options were issued at a discount in 2005.

The aggregate number of options granted to the directors and employees of the DBS Group in 2005 was 2,815,600. The aggregate number of options granted to the directors and employees of the DBS Group since the commencement of the Plan to the end of the financial year under review is 62,796,690.

RELATED PARTY TRANSACTIONS
The Group has procedures to comply with the existing regulations governing related party transactions for banks and listed companies. These regulations include the Banking Act, MAS directives and the guidelines on interested person transactions in the SGX Listing Manual. New directors are briefed on the relevant provisions that they need to comply with. If necessary, existing credit facilities to related parties are adjusted prior to a director's appointment, and all credit facilities to related parties are monitored on an on-going basis.

The Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities and the estimated values of collateral as at 31 December 2005 are as follows:

(In $ millions)	Credit facilities granted to	Contingent credit facilities granted to	Estimated values of collaterals	Deposits received by DBSH Group
Granted to/received from :				
DBSH Directors and their related entities	34	#	93	–
Companies with DBSH Directors represented on their boards	853	20	223	–
Bank-related companies[1]:				
– engaged in financial activities	691	5	1,607	1,016
– engaged in non-financial activities	279	#	411	6

Notes:

(1) Excludes transactions between subsidiary companies and their own subsidiary companies.

#: Amount under $500,000

As required under the SGX Listing Manual, the following are details of interested person transactions in 2005:

Name of Interested Person	Aggregate Value of all Interested Person Transactions during 2005 (excluding transactions less than $100,000)
SNP Sprint Pte Ltd Personalisation/despatch of cheque books/ printing of security documents	$1,591,002
Singapore Telecommunications Ltd Subscription of telecom services	$14,000,000
National Computer Systems Pte Ltd System support and maintenance	$655,000
Singapore Airlines Ltd Travel expenses	$5,553,272
Raffles International Group of Hotels Hotel accommodation	$378,558
SMRT Trains Ltd Renewal of leases for Branches/ATMs	$1,893,400
Raffles International Limited Renewal of leases for ATMs	$216,000
Tincel Properties (Private) Ltd Renewal of lease for Treasures Centre	$763,067
Tuas Power Supply Pte Ltd Supply of electricity (DBS Bank Ltd)	$5,662,895
Tuas Power Supply Pte Ltd Supply of electricity (DBS China Square Ltd)	$1,551,005
DTZ Debenham Tie Leung (SEA) Pte Ltd Advisory services with respect to the sale of DBS Building	$1,725,000

DEALINGS IN SECURITIES

DBS has adopted more stringent "black-out" policies than advised under the Best Practices Guide issued by the SGX. DBS employees are prohibited from trading in DBS shares and securities one month before the release of the half-year and full-year results and three weeks before the release of the first quarter and third quarter results.

In addition, directors and employees are prohibited at all times from trading if they are in possession of material non-public information. Employees with access to price-sensitive information in the course of their duties must obtain prior approval to trade in any securities listed in Singapore and Hong Kong. Such employees are also instructed to trade through the Group's stockbroking subsidiaries.

COMMUNICATION WITH SHAREHOLDERS

Dissemination of Information

The Group maintains an active dialogue with shareholders. It holds in-person briefing sessions or telephone conference calls with the media and analysts in connection with quarterly results releases. All press statements and quarterly financial statements are published on the DBS and SGX websites. A dedicated investor relations team supports the CEO and CFO in maintaining close dialogue with institutional investors.

During the year, management met more than 170 local and foreign investors in more than 300 meetings. Management also participated in seven investor conferences and roadshows comprising two each in the US and Europe, and one each in Tokyo, Hong Kong and Singapore.

The Group embraces and commits to fair, transparent and timely disclosure policy and practices. All price sensitive information or data are publicly released, prior to individual sessions held with investors or analysts.

Shareholder meetings
The Group views the annual general meeting as an opportune forum for retail investors to meet the Board and senior management. The CFO presents the Group's preceding year's financial performance to all shareholders present ahead of formal proceedings of the general meeting. The Group's external auditors are also available to answer shareholders' queries.

In accordance with the recommendations of the Code of Corporate Governance, resolutions requiring shareholder approval are tabled separately for adoption at the AGM unless the matters for consideration are closely related and would more appropriately be considered together.

Shareholders can vote in person or by proxy.

INTERNAL AUDIT AND INTERNAL CONTROLS

Internal Audit
Group Audit is an independent function that reports directly to the Audit Committee and the CEO. Group Audit meets or exceeds the Standards for Professional Practice of the Institute of Internal Auditors in all key aspects. The professional competence of our internal auditors is maintained or upgraded through training programmes, conferences and seminars that provide updates on auditing techniques, regulations and banking products and services.

An annual audit plan is developed under a structured risk assessment approach that examines all of the Group's activities and entities, their inherent risks and internal controls. Audit assignments are identified based on this approach and audit resources are focused on the activities deemed to carry higher risks.

The progress of corrective actions on outstanding audit issues is monitored monthly through a centralised Group-wide tracking system. Information on outstanding issues is categorised according to severity and monthly reports are sent to the Audit Committee Chairman, the Chairman of the Board, senior management and all Group heads.

All audit reports which are rated as requiring attention are copied to the Audit Committee, the external auditors and senior management. The regulators are also apprised of all relevant audit matters and may request for further information on audit matters at any time.

The head of Group Audit is Edmund J Larkin, who has more than 20 years of experience in internal audit, risk management and operations with global financial institutions and public accounting firms. Mr Larkin has full access to the Audit Committee and senior management, and his appointment is approved by the Committee.

Group Audit works closely with the external auditors and meets regularly with them to discuss matters of mutual interest, to strengthen working relationships and to co-ordinate audit efforts. The external auditors review the effectiveness of the Group's internal controls and risk management during an annual statutory audit. Material non-compliances with established practices and procedures and regulations, as well as internal control weaknesses noted during the audit, together with recommendations, are reported to the Audit Committee, which ensures that high risk outstanding issues are dealt with in a timely manner.

Internal controls
A sound system of internal controls requires a defined organisational and policy framework. The Group has a management framework that clearly defines the roles, responsibilities and reporting lines of business and support units. The delegation of authority, control processes and operational procedures are documented and disseminated to staff. The Group Audit, Group Risk and Group Legal and Compliance functions provide independent oversight over controls and risks within the Group.

The Audit Committee and the Board Risk Management Committee have reviewed the adequacy of DBS' control environment. The Board believes that the system of internal controls in place up to the date of this report, is adequate for the current business scope and operations of the Group.

RISK MANAGEMENT APPROACH AND RISK PROFILE

We see strong risk management capabilities as vital to the success of any well-managed bank. The Group Risk Management function is the central resource for driving such capabilities in DBS, and it complements the risk and control activities of other functions including Group Legal and Compliance and Group Audit. More on risk management can be found in the following section.

Risk Management Approach And Risk Profile

APPROACH TO RISK MANAGEMENT

Strong risk management capabilities are critical to the financial soundness of DBS. The key components of the Bank's risk management approach are: strong risk governance; sound capital assessment; robust and comprehensive processes to identify, measure, control, monitor and report risks; and a rigorous system of internal control reviews, involving internal and external auditors, as well as the relevant bank supervision authorities.

RISK GOVERNANCE

The Group has implemented a framework to give greater clarity, focus and consistency across different risk areas in the governance of risks. Under the Risk Governance Framework, the Board of Directors, through the Board Risk Management Committee, oversees the establishment of a robust enterprise-wide risk management system and sets risk appetite limits to guide risk-taking within the Group. Management is accountable to the Board for ensuring effective risk management activities and adherence to the risk appetite limits. In this regard, various senior management risk committees provide oversight and forums for discussions on specific risk areas, including Credit Risk, Market Risk, Liquidity Risk and Operational Risk. The committees are the Business Support and Controls Committee, the Group Market Risk Committee, the Group Credit Risk Committee, the Group Asset and Liability Committee, the Group Operational Risk Committee and the Group Commitments and Conflicts Committee.

Business units have primary responsibility for managing specific risk exposures. Group Risk Management is the central resource for quantifying and managing the portfolio of risks taken by the Group as a whole. Group Risk Management performs the following roles:

- Develops and implements effective risk and economic capital frameworks, policies and methodologies
- Develops and implements an infrastructure that will support DBS' risk management activities
- Recommends risk appetite and control limits, in line with the risk governance framework
- Provides senior management and Board with independent and timely assessment of the aggregate risk profile concerning significant risk concentrations, portfolio composition and quality
- Identifies opportunities to optimise risk-based return on capital

DBS Group has implemented policies and procedures to identify, measure, analyse and control risk across the firm. A governance framework has been established to provide a disciplined, consistent and tiered approach in the approval of the various risk frameworks/policies/procedures throughout the DBS organisation. The framework comprises four levels: Level 1 policies are Board-level approved firm-wide risk frameworks; Level 2 policies are minimum corporate-level and subject-specific risk principles and standards; Level 3 policies are business or location-specific in nature; and Level 4 procedures underlie and support the policy implementation. These policies and procedures rely on constant communication, judgment, knowledge of products and markets, and controls by business and support units.

CREDIT RISK

Credit risk is the potential earnings volatility caused by obligors' inability and/or unwillingness to fulfill their contractual debt obligations. Exposure to credit risks arises primarily from lending activities and also from sales and trading activities, derivatives activities and from participation in payment transactions and securities settlements. Credit exposure includes current as well as potential credit exposure. Current credit exposure is represented by the notional value or principal amount of on-balance sheet financial instruments and off-balance sheet direct credit substitutes, and by the positive market value of derivative instruments. DBS Group also estimates the potential credit exposure over the remaining term of transactions. At DBS Group, a disciplined credit risk management process integrates risk management into the business management processes, while preserving the independence and integrity of risk assessment.

An enterprise-wide Core Credit Risk Policy sets forth the principles by which the Bank and its subsidiaries conduct their credit risk management activities. It ensures credit risk underwriting consistency across the Group, and provides guidance to various credit management units in the formulation of supplementary credit policies specific to their businesses.

The Group Credit Risk Committee serves as an executive forum for discussion and decisions on all aspects of credit risk and its management including the assessment of credit risk taking and adherence to limits, policies, exceptions and other processes; the assessment of the risk-return tradeoffs across the Group; the identification, measurement and monitoring of DBS' credit risk portfolio, including special loan and asset review situations, specific credit concentrations and credit trends affecting the portfolio; as well as recommendation of credit limits and credit policy at the sector, business and country levels.

Individual corporate credit risks are analysed and approved by experienced credit officers who consider a number of factors in the identification and assessment of credit risk. Each borrower is assigned a rating under the Counterparty Risk Rating process. For large corporate borrowers, the rating is based on the assessment of all relevant factors including the borrower's financial condition and outlook, industry and economic conditions, market position, access to capital, and management strength. The Counterparty Risk Rating assigned to smaller business borrowers is primarily based on the borrower's financial position and strength, which are assessed via the use of a validated quantitative tool. All ratings are reviewed at least annually and more frequently when conditions warrant. The Counterparty Risk Rating process is further enhanced by the Facility Risk Rating System which takes into consideration facility specific considerations such as credit structuring, collateral, third party guarantees and transfer risks. These credit risk-rating tools are used to assess the credit quality of the portfolio, so that deteriorating exposures are quickly identified and appropriate remedial action can be taken.

Consumer credit risk is managed on a portfolio basis. Business-specific credit risk policies and procedures including underwriting criteria, scoring models, approving authorities, regular asset quality review and business strategy review as well as systems, processes and techniques to monitor portfolio performance against benchmarks are in place.

The credit control functions ensure that credit risks are being taken and maintained in compliance with group-wide credit policies and guidelines. These functions ensure proper activation of approved limits, appropriate endorsement of excesses and policy exceptions, and also monitor compliance with credit standards and/or credit covenants established by management and/or regulators.

An independent Risk Review team conducts regular reviews of credit exposures and processes. These reviews provide senior management with objective and timely assessments of the effectiveness of credit risk practices and ensure group-wide policies and guidelines are being adopted consistently across different business units including relevant subsidiaries.

Stress testing of credit risk has assumed increasing importance in the discipline of credit risk management. DBS uses credit risk stress testing approaches to assess the vulnerability of the portfolio to "exceptional but plausible" adverse credit risk events.

DBS uses various metrics, including Economic Capital-at-Risk, to measure and manage credit concentration risk to individual borrowers, borrower groups and industry sectors. Information on credit exposures by geographical area, business line and industrial classification, and the breakdown of investment and dealing securities are disclosed in Notes 16, 17, 18, 20, 21 and 46 to the Financial Statements and the Management Discussion and Analysis chapter.

COUNTRY RISK

The principles and approach in the management of cross-border risk are spelt out in a Country Risk Management Framework, which was approved at the Board level. The Framework includes an internal country risk rating system where the country assessments are made independent of business decisions. Benchmark country limits are set to delineate when exposures approach levels that may imply concentration risk. Day-to-day operational country limits, called working limits, are also imposed to manage the shape and growth of the cross-border exposures as they build up. A rigorous environment scanning process is in place, with proactive action as warranted to expand or roll back country exposures. There are close consultations with the businesses and credit management in right sizing cross-border exposures to take account of risks and opportunities.

TRADING MARKET RISK

Trading market risk arises from changes in pricing parameters, including market rates such as interest rates, foreign exchange rates, equity prices and credit spreads, as well as their correlations and implied volatilities. DBS Group takes trading market risk in the course of market making, structuring and packaging products for investors and issuers, as well as to benefit from market opportunities.

The trading market risk framework comprises the following elements:

- Types of market risk to be covered, and the risk metrics and methodologies to be used to capture such risks
- Policies and processes for managing market risks, as well as the roles and responsibilities of relevant functions for the processes
- Limits to ensure that risk-takers do not exceed aggregate risk and concentration parameters set by senior management and the Board
- Independent validation of valuation and risk models and methodologies
- Independent mark-to-market valuation, reconciliation of positions and tracking of stop-loss for trading positions on a timely basis
- New product/service process whereby risk issues are identified before new products and services are launched

DBS adopts a Value-at-Risk (VaR) methodology to estimate the Group's trading market risk with a 99% level of confidence. VaR is computed using a combination of parametric (variance-covariance) and historical simulation approaches. It takes into account all pertinent risk factors and covers all financial instruments which expose the Group to market risk across all geographies. On a daily basis, DBS computes VaR for each trading business unit and location, and at the Group level. The VaR figures are backtested against profit and loss of the trading book, in line with the risk model validation policy.

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk ("VaR") measure as one mechanism for controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from 1 January 2005 to 31 December 2005.

In $ millions	As at 31 December 2005	1 January 2005 to 31 December 2005 Average	High*	Low*
Interest Rate	22.4	25.9	33.2	20.7
Foreign Exchange	2.9	6.4	15.6	1.5
Equity	4.2	6.6	28.0	3.0
Diversification Effect	(8.4)	(14.6)	–	–
Total	21.1	24.3	35.5	19.6

Note:

* *The high (& low) VaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.*

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the year ended 31 December 2005.

Group VaR for Trading Book


No. of Days
50
40
30
20
10
0
18-19
19-20
20-21
21-22
22-23
23-24
24-25
25-26
26-27
27-28
28-29
29-30
30-31
31-32
32-33
33-34
34-35
35-36
36-37
37-38
38-39
39-40
VaR ($ millions)

Daily Distribution of Group Trading Income


No. of Days
50
40
30
20
10
0
22-20
20-18
18-16
16-14
14-12
12-10
10-8
8-6
6-4
4-2
2-0
0-2
2-4
4-6
6-8
8-10
10-12
12-14
14-16
16-18
18-20
Trading income ($ millions)

Although VaR provides valuable insights, no single measure can capture all aspects of trading market risk. To complement the VaR framework, regular stress testing is carried out using historical and hypothetical scenarios to monitor the Group's vulnerability to simultaneous shocks on all market rates. Stress limits are also established accordingly.

The Group Market Risk Committee oversees DBS' market risk management infrastructure, including framework, policies, processes, information, methodologies and systems. The Committee also sets market risk control limits and provides comprehensive and enterprise-wide oversight of all market risks and their management. In this regard, the Committee meets regularly to review and give direction on the level of market risk taken within DBS Group; its breakdown by desk, geography risk type; trading profit and loss; stress testing results; and risk model backtesting performance.

Information on the Group's financial assets and liabilities in relation to exposures to interest rate and foreign exchange risks can be found in Notes 43.2(b) and 43.2(c) to the Financial Statements.

STRUCTURAL MARKET RISK

The Group Asset and Liability Committee ("Group ALCO") oversees the structural interest rate risk, structural foreign exchange risk and funding liquidity risk in the Group. It allocates core limits to regional/local ALCOs in the different countries and ensures that the consolidated exposures of the Group are within prudent levels. Regional/local ALCOs are responsible to manage the risks in their areas including the setting of operational limits and guidelines to fine tune risk management, consistent with the Group's Asset and Liability Management ("ALM") Policy.

Structural interest rate risk arises from mismatches in the interest rate profile of customer loans and deposits. This interest rate risk has several aspects: basis risk arising from different interest rate benchmarks, interest rate repricing risk, yield curve risks and embedded optionality.

To monitor the structural interest rate risk, the tools used by the Bank include repricing gap reports, sensitivity analysis and income simulations under various scenarios. These measures take into account both economic value and earnings perspectives.

In structural foreign exchange exposures, the Group manages the effect of exchange rate movements on its earnings and capital accounts. Foreign currency loans and investments in fundable currencies are generally funded with the same foreign currencies. Non-fundable or illiquid currencies may be hedged with instruments such as non-deliverable forwards. For currencies with high hedging costs or lack of liquidity, alternative strategies may be used.

An Investment Framework governs the Group's investment of funds. These investments are separately subject to Board and senior management limits on the portfolio size, credit quality, product and sector concentrations and market risk sensitivities under the Framework. Investment market risk is monitored by risk type using sensitivities and by valuation action triggers. Valuation as well as validation of models used in valuation and risk management are carried out by independent support units.

LIQUIDITY RISK

Liquidity risk is the potential earnings volatility arising from being unable to fund portfolio assets at reasonable rates over required maturities. Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. DBS seeks to manage its liquidity to meet its obligations under normal as well as adverse circumstances, and to take advantage of arising lending and investment opportunities.

The primary tool for monitoring liquidity is the maturity mismatch analysis, which is monitored over successive time bands and across functional currencies. This analysis includes behavioral assumptions

on, inter-alia, customer loans, customer deposits and reserve assets. This is tested under normal and adverse market scenario conditions. Limits are established by the Board and senior management for the maximum cumulative cash outflows over successive time bands. Various liquidity ratios, concentration and stress limits are additional tools employed by the Bank to manage funding liquidity risk.

As part of its liquidity risk management, DBS Group focuses on a number of components, including tapping available sources of liquidity, preserving necessary funding capacity and contingency planning.

Information on the Group's financial assets and liabilities in relation to exposures to interest rate risk, currency risk and liquidity risk can be found in Notes 43.2(b), 43.2(c) and 45 to the Financial Statements.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. An Operational Risk Management Framework has been developed to ensure that operational risks within the DBS Group are properly identified, monitored, managed and reported in a structured, systematic and consistent manner. Key elements of the framework include control self-assessment (CSA), risk event management and key risk indicator monitoring. To reinforce accountability and ownership of risk and control by the business units and support units, Unit Operational Risk Managers are appointed to assist the unit heads in driving the overall risk and control agenda and programmes at the units. As part of Group Audit's review process, the quality of the operational risk management programmes of the business/ support units are taken into account, including the quality of CSA performed, so as to assign a "Management Control Awareness Rating" to the business/support units.

The Group Operational Risk Committee oversees DBS' operational risk management infrastructure, including framework, policies, processes, information, methodologies and systems. The Committee also performs regular review of the operational risk profiles of the Group, and endorses and recommends corporate operational risk policies to be approved by the Business Support & Controls Committee.

The day-to-day management of operational risk exposures is through the maintenance of a comprehensive system of internal controls, supported by an infrastructure of robust systems and procedures to monitor transaction positions and documentation. A set of Core Operational Risk Standards have been established to provide guidance to business units and support units on the baseline internal controls to be put in place to ensure the safety and soundness of their operating environment. Other major operational risk mitigation programmes include Business Continuity Management and the Global Insurance Programme that applies to all DBS entities and units in all locations.

Each new product or service introduced is subject to a rigorous risk review and sign off process where all relevant risks are identified and assessed by departments independent of the risk-taking unit proposing the product. Variations of existing products, as well as outsourcing and process centralisation initiatives, are also subject to a similar process.

In Oct 2005, a Group Pandemic Task Force was set up to coordinate and implement risk mitigation and response plans across the Group. The Group Pandemic Task Force comprises members from various functions and countries within DBS. Proactive risk mitigation measures and action steps have been established to correspond to the pandemic severity levels as defined by the World Health Organisation (WHO) and the respective country health authorities. These measures are broadly categorised under six focus areas: Awareness & Communications, Healthcare/Workplace, Surveillance/Tracing, Travel Advisory/Tracking, Business Strategies and Crisis Management. Business/Support units have developed bird flu pandemic mitigating strategies and are in the process of documenting these plans. A tabletop exercise was conducted in Jan 2006 for the Crisis Management Committee at the Group level to familiarise senior management with the potential issues and crisis management of the likely scenarios of a bird flu pandemic.

BASEL II PREPARATION

DBS views Basel II as a firm-wide program that will ensure that our credit, market and operational risk management practices continue to meet international best practices. It is an initiative for us to further embed sound risk management practices and culture within our businesses, and ensure that DBS continues to expand our businesses across segments and markets with the right risk management discipline, practices and processes in place. To underscore the importance of this initiative and ensure a concerted effort towards the successful implementation of various aspects of the program, an integrated Basel II Governance and Program Management structure is put in place.

A Group Basel II Steering Committee ("Steering Committee"), chaired by the Group CFO, has been set up to oversee the implementation of all program work streams to ensure that DBS is on track for Basel II qualification. The Steering Committee is supported by sub-committees for each major work stream. Reporting to the Steering Committee, the Basel II Program Management Office works with the respective work stream sponsors and dedicated project managers to drive the overall Basel II program.

- Best of the Best Awards:
  Best Singapore Equity Fund over 3 years
  – Shenton Thrift Fund
- Domestic Bank Awards:
  Best Domestic Commercial Bank
  – Singapore
  Best Domestic Equity House – Singapore
- Cash Management Poll:
  Best Local Cash Management Bank
  Most Innovative Cash Management
  Solutions
- Structured Products Poll:
  Best Domestic Providers for Local Currency
  Products (Currency-linked) – Singapore
- Brokers Poll:
  Best Local Brokerage (Singapore)
  – DBS Vickers
- FX Poll:
  Best Domestic Providers of FX Services
  (Corporates) – Singapore League Tables
- Singapore Equity Capital Markets
  – Ranked 1st
- Singapore Domestic Currency Debt
  – Ranked 2nd

- The Asian Banker 300: The Largest Banks in
  Southeast Asia – Ranked 1st
- Top 5 Retail Banks in Asia Pacific:
  Ranked 3rd
- Best Retail Bank – Singapore

- AsiaRisk Awards 2005:
  House of the Year – Singapore

- The Asset Asian Awards
  – Country Awards:
  Best Domestic Bank
  Best Domestic Investment Bank
  Best Cash Management Award
- Best Corporate Governance Award
  – Singapore

- Bank of the Year – Singapore
- Top 1000 World Banks – Top 10 in Asia
- Top 200 Asian Banks – Ranked 11th

League Tables

- Asia mandated arrangers – Ranked 5th
- Asia bookrunners – Ranked 5th
- China mandated arrangers – Ranked 4th
- China bookrunners – Ranked 5th
- India mandated arrangers – Ranked 3rd
- Indonesia mandated arrangers
  – Ranked 2nd
- Singapore mandated arrangers
  – Ranked 3rd
- South Korea mandated arrangers
  – Ranked 5th
- South Korea bookrunners – Ranked 4th
- Thailand mandated arrangers
  – Ranked 3rd

- Singapore Unit Trust Fund Awards:
  Best Fund Group over 3 years
  (Overall Group & Bond Group)
  Best Global Equity Fund over 3 years
  – Shenton Global Opportunities
  Best Singapore Equity Fund over 3 years
  and 5 years – Shenton Thrift Fund

- Awards for Excellence:
  Best Bank in Singapore
- Bank Atlas 2005:
  World's Largest Banks (Asia)
  – Ranked 11th

- Best Asian Bank
- Country Awards for Achievement
  (Singapore):
  Best Bank
  Best Investment Bank
  Best Equities House
  Best Broker (DBS Vickers)
- Asia's Best Companies:
  Best in Asia – Financial Sector
  Best Managed Company – Ranked 3rd
  Best Corporate Governance – Ranked 3rd
  Best Investor Relations – Ranked 2nd
- Best Small-Cap Equity Deal – Tradelink
  Electronic Commerce HK$335 million IPO
  Best Local Currency Bond – Hongkong
  Land's S$700 million bond

- Best Agent Bank in Singapore

- World's Best Internet Banks in Asia:
  Best Consumer Internet Bank – Singapore
  Best Corporate/Institutional Internet Bank
  – Singapore
- World's Best Internet Banks:
  Best Corporate/Institutional Internet Bank
  – Regional Winner, Asia Pacific
- Best Trade Finance Banks and Providers
  2006 – Singapore
- World's Best Foreign Exchange Banks 2006
  – Singapore

- Best Sub-Custody Provider:
  Ranked 1st in Asia (Weighted category)
  Ranked 2nd in Asia (Unweighted category)

- IFR Asia Awards:
  Singapore Equity House
- Top 100 Asian Banks: Ranked 11th

- Singapore Brand Awards – Winner

- MasterCard Asia/Pacific Marketing
  Leadership Awards:
  Best Strategic Marketing Program for the
  Female Segment – DBS Woman's Card in
  Hong Kong

- International Operational Risk
  Achievement Awards:
  Best Overall Bank – Standardised Approach
  Operational Risk Framework

- Outstanding Private Bank Asia Pacific

- Reader's Digest SuperBrands:
  Gold Winner – DBS
  Gold Winner – POSB

- Singapore Service Class (S-Class)
  Certification – DBS Contact Centre

- Singapore Fund Awards:
  Best Global Fixed Income Fund over 3 years
  and 5 years – Shenton Income Fund
  Best Singapore Equity Fund over 3 years
  and 5 years – Shenton Thrift Fund
  Best Global Equity Fund over 3 years
  – Shenton Global Opportunities Fund

By the Numbers

Consolidated Income Statement

For the year ended 31 December

In $ millions	Note	2005	2004[1/]
Operating income			
Interest income		**5,542**	4,043
Interest expense		**2,599**	1,352
Net interest income	5	**2,943**	2,691
Net fee and commission income	6	**986**	933
Net trading income	7	**159**	594
Net gain from non-trading investments	8	**102**	644
Other income	9	**451**	114
Total operating income		**4,641**	4,976
Operating expenses			
Personnel expenses	10	**1,052**	993
General and administrative expenses	11	**826**	816
Depreciation of properties and other fixed assets	26	**148**	147
Goodwill charges	25	**1,128**	440
Provisions for credit and other losses	12	**203**	63
Total operating expenses		**3,357**	2,459
Operating profit		**1,284**	2,517
Share of profits of associates		**54**	49
Operating profit before tax		**1,338**	2,566
Income tax expense	13	**353**	420
Net profit for the year		**985**	2,146
Attributable to:			
Shareholders		**824**	1,995
Minority interests		**161**	151
		985	2,146
Basic earnings per share ($)	14	**0.54**	1.33
Diluted earnings per share ($)	14	**0.53**	1.29
Basic earnings per share ($) – exclude goodwill charges	14	**1.30**	1.63
Diluted earnings per share ($) – exclude goodwill charges	14	**1.25**	1.57

1/ Figures for 2004 have been restated to reflect the effects on adoption of new or revised Singapore Financial Reporting Standards.

(see notes on pages 58 to 97, which form part of these financial statements)

Balance Sheet

At 31 December

In $ millions	Note	Group 2005	Group 2004[1/]	Company 2005	Company 2004[1/]
Assets					
Cash and balances with central banks	15	**4,986**	10,479		
Singapore Government securities and treasury bills	16	**9,846**	11,124		
Due from banks		**23,816**	25,169		
Other financial securities at fair value through profit or loss	17	**14,989**	9,687		
Positive replacement values	38	**8,792**	10,542		
Loans and advances to customers	18	**79,462**	69,659	**–**	3
Non-trading investments	20	**23,102**	21,657		
Securities pledged	21	**2,380**	4,630		
Subsidiaries	22	**–**	–	**6,790**	6,831
Investments in associates	24	**585**	491		
Goodwill on consolidation	25	**5,803**	6,931		
Properties and other fixed assets	26	**1,662**	1,798		
Deferred tax assets	27	**51**	103		
Other assets	28	**4,730**	3,401		
Total assets		**180,204**	175,671	**6,790**	6,834
Liabilities					
Due to banks		**8,959**	10,939		
Negative replacement values	38	**8,537**	10,116		
Due to non-bank customers	29	**116,884**	113,206		
Bills payable		**378**	350		
Current tax liabilities		**557**	630		
Deferred tax liabilities	27	**58**	63		
Other liabilities	30	**12,274**	9,279	**6**	5
Other debt securities in issue	31	**8,002**	7,132		
Subordinated term debts	32	**5,365**	5,081		
Total liabilities		**161,014**	156,796	**6**	5
Net assets		**19,190**	18,875	**6,784**	6,829
Equity					
Share capital	33	**1,564**	1,559	**1,564**	1,559
Share premium account	33	**2,269**	2,208	**2,269**	2,208
Treasury shares	33	**(117)**	(126)		
Non-distributable reserves	34	**6,841**	6,627	**77**	62
Revenue reserves	34	**6,167**	6,176	**2,874**	3,000
Shareholders' funds		**16,724**	16,444	**6,784**	6,829
Minority interests	35	**2,466**	2,431		
Total equity		**19,190**	18,875	**6,784**	6,829
Off balance sheet items					
Contingent liabilities	36	**8,769**	8,529		
Commitments	37	**75,804**	66,461		
Financial derivatives	38	**1,359,935**	1,522,820		

1/ Figures for 2004 have been restated to reflect the effects on adoption of new or revised Singapore Financial Reporting Standards.

(see notes on pages 58 to 97, which form part of these financial statements)

Consolidated Statement of Changes in Equity

For the year ended 31 December

In $ millions	Ordinary shares	Convertible preference shares (CPS)	Share premium	Treasury shares	Non-distributable reserves	Revenue reserves	Minority interests	Total equity
2005								
Balance at 1 January 2005	1,493	66	2,208		6,585	6,150	1,128	17,630
Effects on adoption of new or revised FRS (Note 3)				(126)	42	26	1,303	1,245
Balance at 1 January 2005 (restated)	1,493	66	2,208	(126)	6,627	6,176	2,431	18,875
On adoption of FRS 39 at 1 January 2005					292	(25)		267
Exercise of share options	5		59					64
Net exchange translation adjustments					7		21	28
Share of associates' capital reserves					8			8
Cost of share-based payments					41			41
Draw-down of reserves upon vesting of performance shares				9	(9)			–
Reclassification of reserves upon exercise of share options			2		(2)			–
Available-for-sale investments/Cash flow hedge:								
– Net valuation taken to equity					(59)			(59)
– Transferred to income statement on sale					(88)			(88)
– Tax on items taken directly to or transferred from equity					(11)			(11)
Net profit for the year						824	161	985
Appropriation from income statement					35	(35)		–
Final dividends paid for previous year						(269)		(269)
Interim dividends paid for current year						(504)		(504)
Dividends paid to minority interests							(151)	(151)
Change in minority interests							4	4
Balance at 31 December 2005	1,498	66	2,269	(117)	6,841	6,167	2,466	19,190
2004[1/]								
Balance at 1 January 2004	1,470	86	2,171		6,499	4,670	1,125	16,021
Effects on adoption of new or revised FRS (Note 3)				(138)	11	49	1,356	1,278
Balance at 1 January 2004 (restated)	1,470	86	2,171	(138)	6,510	4,719	2,481	17,299
Exercise of share options	3		37					40
Conversion of non-voting CPS to ordinary shares	20	(20)						–
Net exchange translation adjustments					(29)		(56)	(85)
Cost of share-based payments					43			43
Draw-down of reserves upon vesting of performance shares				12	(12)			–
Net profit for the year						1,995	151	2,146
Appropriation from income statement					97	(97)		–
Final dividends paid for previous year						(199)		(199)
Interim dividends paid for current year						(224)		(224)
Dividends paid to minority interests							(149)	(149)
Change in minority interests							4	4
Goodwill transferred on disposal of subsidiaries					18	(18)		–
Balance at 31 December 2004	1,493	66	2,208	(126)	6,627	6,176	2,431	18,875

1/ Figures for 2004 have been restated to reflect the effects on adoption of new or revised Singapore Financial Reporting Standards.

(see notes on pages 58 to 97, which form part of these financial statements)

Consolidated Statement of Cash Flows

For the year ended 31 December

In $ millions	2005	2004[1]
Cash flows from operating activities		
Operating profit before tax	**1,338**	2,566
Adjustments for non-cash items:		
Provisions for credit and other losses	**203**	63
Depreciation of properties and other fixed assets	**148**	147
Goodwill charges	**1,128**	440
Share of profits of associates	**(54)**	(49)
Net gain on disposal of properties and other fixed assets	**(314)**	(4)
Net gain on disposal of non-trading investments	**(121)**	(644)
Operating profit before changes in operating assets & liabilities	**2,328**	2,519
Increase/(Decrease) in:		
Change in restricted balances with central banks	**(938)**	(16)
Due to non-bank customers	**3,678**	8,599
Due to banks	**(1,980)**	3,590
Other liabilities including bills payable	**1,372**	3,313
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	**1,337**	2,081
Other financial securities at fair value through profit or loss	**(4,422)**	(3,679)
Other assets	**2,894**	(3,188)
Due from banks	**1,341**	2,232
Loans and advances to customers	**(10,038)**	(8,610)
Tax paid	**(440)**	(284)
Net cash (used in)/generated from operating activities (1)	**(4,868)**	6,557
Cash flows from investing activities		
Dividends from associates	**40**	33
Purchase of properties and other fixed assets	**(225)**	(100)
Net decrease in non-trading investments	**(1,346)**	(652)
Proceeds from disposal of subsidiaries (Note 22)	**–**	(69)
Proceeds from disposal of properties and other fixed assets	**733**	40
Acquisition of interest in associates	**(42)**	–
Net cash used in investing activities (2)	**(840)**	(748)
Cash flows from financing activities		
Increase in share capital and share premium	**66**	40
Net increase in debt securities and borrowings	**1,059**	1,757
Proceeds from issue of subordinated term debts	**–**	1,225
Dividends paid to shareholders of the Company	**(773)**	(423)
Dividends paid to minority interests	**(151)**	(149)
Net cash generated from financing activities (3)	**201**	2,450
Exchange translation adjustments (4)	**15**	(29)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**(5,492)**	8,230
Cash and cash equivalents at 1 January	**14,900**	6,670
Cash and cash equivalents at 31 December (Note 39)	**9,408**	14,900

1/ Figures for 2004 have been restated to reflect the effects on adoption of new or revised Singapore Financial Reporting Standards.

(see notes on pages 58 to 97, which form part of these financial statements)

Notes to the Financial Statements

Year ended 31 December

These Notes form an integral part of the financial statements.

The consolidated financial statements for the year ended 31 December 2005 were authorised for issue by the directors on 17 February 2006.

1 DOMICILE AND ACTIVITIES

The Company, DBS Group Holdings Ltd, is incorporated and domiciled in the Republic of Singapore and has its registered office at 6 Shenton Way, DBS Building Tower One, Singapore 068809. The Company is listed on the Singapore Exchange.

The principal activities of the Company are that of an investment holding company and the principal activities of its main subsidiary, DBS Bank Ltd, are the provision of retail, small and medium-sized enterprise, corporate and investment banking services.

The financial statements relate to the Company and its subsidiaries *(referred to as the Group) and the Group's interests in associates and* jointly-controlled entities.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards ("FRS") including related Interpretations promulgated by the Council on Corporate Disclosure and Governance ("CCDG"). In accordance with Section 201(19) of the Companies Act, the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning are modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" (dated 11 March 2005) issued by the Monetary Authority of Singapore.

The financial statements of the Company are prepared in accordance with FRS including related Interpretations promulgated by the CCDG. As permitted by Section 201(4B) of the Act, the Company's income statement has not been included in these financial statements.

The financial statements are presented in Singapore dollars and rounded to the nearest million, unless otherwise stated. They are prepared on the historical cost convention, except for derivative financial instruments, available-for-sale financial assets and financial assets and liabilities held at fair value through profit or loss which have been measured at fair value.

The preparation of financial statements in conformity with FRS requires management to exercise judgment, make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgment and complexity are disclosed in Note 4.

On 1 January 2005, the Group adopted the new or revised FRS and amended Interpretations to FRS (INT FRS) that are applicable in the current financial year. The 2005 financial statements have been prepared in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised)	Presentation of Financial Statements
FRS 7 (revised)	Cash Flow Statements
FRS 8 (revised)	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised)	Events after the Balance Sheet Date
FRS 12 (revised)	Income Taxes
FRS 14 (revised)	Segment Reporting
FRS 16 (revised)	Property, Plant and Equipment
FRS 17 (revised)	Leases
FRS 18 (revised)	Revenue
FRS 19 (revised)	Employee Benefits
FRS 21 (revised)	The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised)	Related Party Disclosures
FRS 25 (revised)	Accounting for Investments
FRS 27 (revised)	Consolidated and Separate Financial Statements
FRS 28 (revised)	Investments in Associates
FRS 31 (revised)	Interests in Joint Ventures
FRS 32 (revised)	Financial Instruments: Disclosure and Presentation
FRS 33 (revised)	Earnings Per Share
FRS 36 (revised)	Impairment of Assets
FRS 37 (revised)	Provisions, Contingent Liabilities, and Contingent Assets
FRS 38 (revised)	Intangible Assets
FRS 39	Financial Instruments: Recognition and Measurement
FRS 102	Share-based Payment
FRS 103	Business Combinations
INT FRS 12 (amended)	Consolidation – Special Purpose Entities

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies, which are consistent with those used in the previous financial year, except for the changes disclosed in Note 3.

2.2 Group accounting

Subsidiaries

Subsidiaries are entities that the Group has power to govern the financial and operating policies of in order to obtain benefits from their activities. It is generally accompanied by a shareholding of more than 50% of voting rights. Potential voting rights that are exercisable or convertible are considered when determining whether an entity is considered a subsidiary.

Investments in subsidiaries are stated in the Company's balance sheet at cost, less impairment losses, if any. The purchase method is used to account for the acquisition of subsidiaries. Subsidiaries are consolidated from the date control is transferred to the Group to the date it ceases.

Special purpose entities
Entities in which the Group holds little or no equity are consolidated as subsidiaries if the Group is assessed to have control over them.

Such control can be demonstrated through predetermination of the entities' activities, exposure to and retention of majority of its residual or ownership risk, and decision-making powers to obtain majority of benefits of the entities.

Joint ventures
Joint ventures are entities that are jointly controlled by the Group together with one or more parties through contractual arrangements. Investments in joint ventures are stated in the Company's balance sheet at cost, less impairment losses, if any. The Group recognises its interest in joint ventures using the proportionate consolidation method.

Associates
Associates are entities in which the Group has significant influence, but not control, and generally holds a shareholding of between and including 20% and 50% of the voting rights.

The Group's investments in associates are initially carried at cost. The carrying amount is increased or decreased to recognise the Group's share of net assets of the associate, less any impairment in value after the date of acquisition. Where the Group's share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The results of the associates and joint ventures are taken from the latest audited accounts or unaudited management accounts of the associates and joint ventures, prepared at dates not more than three months prior to the end of the financial year of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation. Profits and losses resulting from transactions between the Group and its associates are also eliminated on consolidation to the extent of the Group's interests in the associates. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the Group.

2.3 Foreign currency translation

Functional and presentation currency
Items in the financial statements of the Company and each of the Group's subsidiaries are translated using their functional currency, being the currency of the primary economic environment in which the entity operates. The financial statements are presented in Singapore dollars, which is the functional currency and presentation currency of the Company and the Group.

Foreign currency transactions
Transactions in foreign currencies are measured at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the balance sheet date. Foreign exchange differences arising from this translation are recognised in the income statement. Non-monetary assets and liabilities measured at cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities measured at fair value in foreign currencies are translated into Singapore dollars at the exchange rate ruling at the date the fair value was determined.

Foreign operations
The results and financial position of the Group's operations whose functional currency is not Singapore dollars are translated into Singapore dollars as follows:

- Assets and liabilities are translated at the exchange rate ruling at the balance sheet date;
- Income and expenses in the income statement are translated at an average exchange rate approximating the exchange rates at the dates of the transactions; and
- All resulting exchange differences are taken to capital reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of the foreign operation and translated at the closing rate. For acquisitions prior to 1 January 2005, the foreign exchange rates at the dates of acquisition were used.

Consolidation adjustments
On consolidation, foreign exchange differences arising from the translation of net investments in foreign entities, as well as any borrowings and instruments designated as foreign currency hedges of such investments are taken to capital reserves. When a foreign operation is disposed of, such currency translation differences are recognised in the income statement as part of the gain or loss on disposal.

2.4 Segment reporting

The Group's financial businesses are organised into the Consumer Banking and Wholesale Banking Business Groups and Central Operations. Wholesale Banking Business Group is segregated into Enterprise Banking, Corporate and Investment Banking, Global Financial Markets and Central Treasury Unit. In total, the Group reports six business segments.

A **business segment** provides products or services whose risks and returns are different from those of other business segments. A **geographical segment** provides products or services within a particular economic environment whose risks and returns are different from those of other economic environments. Business segments are the primary reporting segments.

2.5 Revenue recognition

Interest income and expenses
Interest income and expenses are recognised on a time-proportionate basis using the effective interest method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument. The calculation includes significant fees and transaction costs that are integral to the effective interest rate, as well as premiums or discounts. No interest expense is accrued on the Group's structured investment deposits which are carried at fair value through profit or loss.

When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument. Interest earned on the recoverable amount is recognised as interest income in the income statement.

Fee and commission income
The Group earns fee and commission income from a diverse range of products and services provided to its customers. Fee and commission income is recognised on the completion of a transaction. For a service that is provided over an extended period of time, fee and commission income is recognised over the course of the period.

Dividend income
Dividend income is recognised when the right to receive payment is established.

Rental income
Rental income from operating leases on properties is recognised on a straight-line basis over the lease term.

2.6 Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash on hand, non-restricted balances with central banks, trading government securities and treasury bills which are readily convertible into cash.

2.7 Financial assets

Financial assets are classified according to the purpose for which the assets were acquired. Management determines the classification at initial recognition and re-evaluates the designation at every reporting date, with the exception that the designation of financial assets at fair value through profit or loss is not revocable.

The classification of financial assets is as follows:

(a) Financial assets at fair value through profit or loss are either acquired for the purpose of short-term selling (held for trading) or designated by management on initial recognition (designated under the fair value option).

Derivatives are fair valued through profit or loss unless they are designated as cash flow hedges or hedges of net investments in foreign operations. The specific Group accounting policy on derivatives is detailed in Note 2.15.

(b) Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c) Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group intends and is able to hold to maturity.

(d) Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories.

Recognition and derecognition
Purchases and sales of investments are recognised on the date that the Group commits to purchase or sell the asset. Investments are de-recognised when the Group has transferred substantively all risks and rewards of ownership.

Initial measurement
Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss, for which transaction costs are expensed off immediately.

Subsequent measurement
Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Unquoted equity classified as available-for-sale for which fair value cannot be reliably determined is carried at cost, less impairment.

Realised or unrealised gains or losses of financial assets at fair value through profit or loss are taken to "Net trading income" in the income statement. Unrealised gains or losses arising from changes in fair value of investments classified as available-for-sale are recognised in the available-for-sale revaluation reserves. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments in the available-for-sale revaluation reserves are taken to the income statement.

Determination of fair value
The fair values of quoted financial assets are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models refined to reflect the issuer's specific circumstances.

2.8 Loans and advances to customers

Loans and advances to customers are carried at amortised cost using the effective interest method, less specific and general provisions.

The Group carries out regular and systematic reviews of all credit facilities extended to customers.

Specific provision for credit losses

A specific provision for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due to a claim according to the original contractual terms or the equivalent value. A "claim" means a loan or a commitment such as a guarantee and letter of credit.

A specific provision for credit losses is reported as a reduction in the carrying value of a claim on the balance sheet. For an off-balance sheet item such as a commitment, a specific provision for credit loss is reported as an increase in other liabilities.

Specific provision for credit losses are evaluated either as being counterparty-specific or collective according to the following principles:

Counterparty-specific: Individual credit exposures are evaluated using the discounted cash flow method and a provision is made when existing facts, conditions or valuations indicate that the Group is not likely to collect part or all of the principal and interest due contractually on the claim. A provision is reversed only when there is reasonable assurance of timely collection.

Collective: Homogenous consumer loans such as housing loans and credit card receivables, are pooled according to their risk characteristics, and assessed and provided for collectively as a group, taking into account the historical loss experience of such loans.

General provision for credit losses

Apart from specific provisions, the Group also carries general provision for credit losses. The Group maintains a level of provisions that is deemed sufficient to absorb all credit losses inherent in its loan portfolio (including off-balance sheet credit exposures). In determining the level of general provisions, the Group considers country and portfolio risks, as well as industry practices. The Group maintains general provisions of at least 1% of credit exposures on and off the balance sheet net of collaterals and after deducting specific provisions that have been made.

2.9 Repurchase agreements

Repurchase agreements ("Repos") are treated as collateralised borrowing. The amount borrowed is reflected as a liability either as "Due to non-bank customers" or "Due to banks". The securities sold under repos are treated as pledged assets and remain on the balance sheet at amortised cost or fair value depending on their classification.

Reverse repurchase agreements ("Reverse repos") are treated as collateralised lending. The amount lent is reflected as an asset either as "Loans and advances to customers" or "Due from banks".

Amounts paid and received on the repos and reverse repos are amortised as interest expense and interest income respectively on an effective interest basis.

2.10 Goodwill on consolidation

Goodwill in a business combination represents the excess of acquisition cost over the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill is stated at cost less impairment losses and it is tested at least annually for impairment.

Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. a discount on acquisition) is recognised directly to the income statement in the period of acquisition.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies for the purpose of impairment testing.

2.11 Properties and other fixed assets

Properties and other fixed assets are stated at cost less accumulated depreciation and impairment losses. The basis of depreciation is as follows:

Properties

Leasehold land, where the balance of the leasehold period is 100 years or less, is amortised over the remaining period of the lease. No amortisation is made on leasehold land where the unexpired lease period is more than 100 years.

Buildings are depreciated on a straight-line basis over their useful lives estimated at 50 years or over the remaining lease period, whichever is shorter.

Other fixed assets

Depreciation is calculated using the straight-line method to write down the cost of other fixed assets to their residual values over their estimated useful life as follows:

Computer software	3 – 5 years
Office equipment	5 – 8 years
Furniture and fittings	5 – 8 years

2.12 Impairment

The carrying values of assets are reviewed for impairment at each balance sheet date to determine if events or changes in circumstances indicate that the carrying value may not be recoverable. If such an indication exists, the carrying values of the assets are written down to their recoverable amount. The impairment loss is charged to the income statement unless it reverses a previous revaluation credited to equity in which case it is charged to equity.

Impairment on goodwill is determined by assessing the recoverable amount of the cash-generating unit that the goodwill relates to. The amount of goodwill impaired is the difference between the carrying value of the cash-generating unit and its recoverable amount. Any impairment loss will not be reversed in a subsequent period.

When there is objective evidence that a decline in the fair value of an available-for-sale financial asset is due to an impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously recognised in the income statement – is removed from equity and recognised in the income statement. A subsequent recovery in the value of an available-for-sale equity instrument that has been impaired is reversed through equity. A subsequent recovery in the value of an available-for-sale debt instrument whose value is impaired is reversed through the income statement if there has been an identifiable event that led to the recovery.

2.13 Financial liabilities

The Group classifies its financial liabilities in the following categories: (a) financial liabilities at fair value through profit or loss; and (b) non-trading liabilities. Financial liabilities classified at fair value through profit or loss are carried at fair value, with gains and losses from change in fair value recognised through the income statement. Non-trading liabilities are carried at amortised cost using the effective interest method.

A financial liability is removed or derecognised from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.

2.14 Provisions and other liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.15 Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value at the date on which a derivative contract is entered into and are subsequently remeasured at fair value. All derivatives are classified in assets when the fair value is positive and as liabilities when the fair value is negative. Changes in the fair value of derivatives other than those designated as cash flow hedges or hedges of net investments in foreign operations are included in net trading income.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in net trading income.

For financial instruments designated as hedging instruments, the Group documents at the inception the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

For an effective hedge of an exposure to changes in the fair value, the changes in the fair value of the derivatives are recorded in the income statement, together with any changes in the fair value of the hedged item attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used, is amortised to profit or loss over the period to maturity of the hedged item.

(b) Cash flow hedge

The changes in the fair value of derivatives designated and qualified as hedges of future cash flows are recognised directly in equity, and taken to the income statement in the periods when the hedged item affects profit or loss. The ineffective portion of the gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity remains until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss in equity is recognised immediately in the income statement.

(c) Hedge of net investment in a foreign operation

Financial instruments designated as foreign currency hedges of net investments in the Group's foreign operations are accounted for similarly to cash flow hedges. The foreign exchange gains or losses from the hedging instruments are recognised directly in equity, until disposal of the foreign operation, whereby it is recognised in the income statement.

2.16 Employee benefits

Personnel expenses on base pay, cash bonuses, contributions to defined contribution plans, e.g., the Central Provident Fund and other staff-related allowances are recognised in the income statement once incurred. For defined contribution plans, contributions are made to publicly or privately administered funds on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations.

Employee entitlement to annual leave is recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

2.17 Share-based compensation

Personnel expenses also include share-based compensation, namely, the DBSH Share Ownership Scheme, the DBSH Share Option Plan, the DBSH Performance Share Plan and the DBSH Employee Share Plan. The details of the Scheme and Plans are described in Note 40.

Equity instruments granted and ultimately vested under the Plans are recognised in the income statement based on the fair value of the equity instrument at the date of grant. The expense is amortised over the vesting period of each award, with a corresponding adjustment to the Share option/plan reserves. Monthly contributions to the Scheme are expensed off when incurred.

For the DBSH Performance Share Plan and the DBSH Employee Share Plan, a trust has been set up for each share plan. The employee trust funds are consolidated and the DBSH shares held by the trust funds are accounted for as "Treasury shares", which are included as a deduction within equity.

2.18 Deferred tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill not deductible for tax purposes and for the initial recognition of assets or liabilities that neither affects accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

2.19 Dividend

Interim dividends are recorded during the financial year in which they are declared payable. Final dividends are recorded during the financial year in which the dividends are approved by the shareholders at the Annual General Meeting.

2.20 Offsetting financial instruments

Certain financial assets and liabilities offset each other and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.21 Operating leases

Operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period when termination takes place.

2.22 Fiduciary activities

Assets and income belonging to a customer for whom the Group acts in a fiduciary capacity as nominee, trustee or agent, are excluded from the financial statements.

2.23 Comparatives

The financial statements for 2004 have been restated to comply with changes in accounting policies as described in Note 3 and to make them consistent with the current year's presentation.

3 EFFECTS ON FINANCIAL STATEMENTS ON ADOPTION OF NEW OR REVISED FRS

The adoption of new and revised FRS and amended Interpretations has resulted in changes to the Group's accounting policies in the following areas and has affected the amounts reported for the current or previous financial years. The changes in accounting policies have been made in accordance with the transitional provisions in the respective FRS.

3.1 New FRS adopted

FRS 39: Financial Instruments: Recognition and Measurement
The implementation of FRS 39 resulted in changes to accounting policies relating to the recognition and measurement of financial instruments. In accordance with the transitional provisions of FRS 39, the Standard has been applied prospectively and an opening adjustment to equity was made, representing unrealised gains or losses on certain financial instruments including derivatives to be measured at fair value on 1 January 2005. The differences between carrying amounts and fair values were adjusted to either revaluation or revenue reserves. The transitional adjustment resulted in an increase in revaluation reserves of $292 million and a decrease in revenue reserves of $25 million.

FRS 102: Share-based Payment
The Group adopted FRS 102: Share-based Payment on 1 January 2005 which resulted in a change in accounting policy for the Group's share-based staff compensation plans. The Standard has been applied retrospectively for all equity instruments granted after 22 November 2002 and unvested as at 1 January 2005.

(a) DBSH Share Option Plan ("Option Plan")
The adoption of FRS 102 requires the Group to account for share options which ultimately vests under the Option Plan, at their fair value at grant date. The share-based payment expense is amortised and recognised in the income statement over the relevant vesting periods, with a corresponding adjustment to Share option reserves.

(b) DBSH Performance Share Plan and the DBSH Employee Share Plan ("Share Plans")
The adoption of FRS 102 requires the Group to account for the Share Plans at their fair value at grant date, for shares eventually awarded to staff on vesting date. The share-based payment expense is amortised and recognised in the income statement over the relevant vesting periods, with a corresponding adjustment to Share plan reserves.

The adoption of FRS 102 resulted in an increase in staff costs of $40 million for the Group for the financial year ended 31 December 2005 (2004: $24 million). Non-distributable reserves increased by $42 million as at 1 January 2005 (2004: $11 million).

FRS 103: Business Combinations
The adoption of FRS 103, together with the revised FRS 36: Impairment of Assets and revised FRS 38: Intangible Assets, resulted in a change to the accounting policy for goodwill. FRS 103 requires items such as intangible assets and contingent liabilities to be included as part of the identifiable assets and liabilities acquired, at their fair values at the acquisition date. There were no major acquisitions by the Group during the current financial year.

Additionally, FRS 103 requires the Group to cease the amortisation of goodwill arising from acquisitions to the income statement. Impairment reviews are required annually, or more frequently if there is any indication that the goodwill might be impaired.

In accordance with the transitional provisions of the Standard, the Group has revised its accounting policy for goodwill prospectively. Therefore, the change has no impact on amounts reported for previous financial years. No amortisation has been charged for the current financial year. The amortisation charge for the financial year ended 31 December 2005 would have been $440 million if no change has been made.

3.2 Revised FRS adopted

INT FRS 12 (amended): Consolidation – Special Purpose Entities
The amended INT FRS 12 requires the consolidation of employee benefit trusts set up for the purpose of an entity's share-based payment arrangements. The adoption of INT FRS 12 results in the consolidation of the employee benefit trusts set up for the purposes of the DBSH Performance Share Plan and DBSH Employee Share Plan. In accordance with FRS 32: Financial Instruments: Disclosure and Presentation, DBSH shares held by these trusts are accounted for as "Treasury shares" and reflected as a deduction against equity.

The requirements of INT FRS 12 have been applied retrospectively in accordance with the transitional provisions of the Standard. Prior period provision for impairment losses on Treasury shares of $35 million were reversed and reflected accordingly in revenue reserves at 1 January 2005 (2004: $44 million). $126 million of the Company's shares held by the employee benefit trusts at 1 January 2005 (2004: $138 million) was recognised. These shares are deducted from the equity of the Group.

FRS 32 (revised): Financial Instruments: Disclosure and Presentation
Under the revised Standard, preference shares issued by the entity should be classified as equity if the issuer has the discretion but no contractual obligation to make distributions to holders of the preference shares. The entity should disregard its history or intention of making distributions, and any other economic or market factors that may compel it to make distributions.

The changes to FRS 32 resulted in a reclassification of preference shares issued by a subsidiary of the Group from debt to equity. The preference shares and its distributions will be classified under minority interests in the Group's consolidated financial results. As at 31 December 2005, minority interests increased by $1,298 million (2004: $1,275 million) and subordinated term debts decreased by $1,306 million (2004: $1,283 million) on the balance sheet. For the financial year ended 31 December 2005, interest expense decreased by $98 million (2004: $99 million) and net profit attributable to minority interests increased by $98 million (2004: $99 million) on the income statement. The comparatives were accordingly restated.

3.3 Voluntary change in accounting policy

During the current financial year, the Group changed its accounting policy under FRS 31: Interests in Joint Ventures, for its investments in joint ventures. These investments are accounted for by proportionate consolidation, whereby the Group's share of joint ventures' income and expenses, assets and liabilities are included in the consolidated financial statements on a line-by-line basis. The change better reflects the substance and economic reality of the Group's interests in joint ventures. Prior to the change, the equity method of accounting was adopted. The accounting policy change has been applied retrospectively, and the comparable financial results have been restated to conform to the new policy. There was no impact on net profits after tax and revenue reserves. The impact on a line-by-line basis was also not material.

3.4 FRS issued in 2005 but not effective yet

FRS 40: Investment Property, was issued during the financial year but the Standard will be effective from 1 January 2007. There is no expected material impact on the Group's financial statements arising from the revised Standard. The Group's current policy is to carry its properties at historical cost less accumulated depreciation and impairment losses.

4 CRITICAL ACCOUNTING ESTIMATES

The Group's accounting policies and use of estimates are integral to the reported results. Certain accounting estimates require exercise of management's judgment in determining the appropriate methodology for valuation of assets and liabilities. In addition, procedures are in place to ensure that methodologies are reviewed and revised as appropriate. The Group believes its estimates for determining the valuation of its assets and liabilities are appropriate.

The following is a brief description of the Group's critical accounting estimates involving management's valuation judgement.

4.1 Impairment allowances on claims

It is the Group's policy to establish, through charges against profit, specific and general provisions in respect of estimated and inherent credit losses in its portfolio.

In determining specific provisions, management considers objective evidence of impairment. When a loan is impaired, a specific provision is assessed by using the discounted cash flow method, measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The amount of specific provision also takes into account the collateral value, which may be discounted to reflect the impact of a forced sale or timely liquidation.

In determining general provisions, the Group has applied the transitional arrangements under Notice to Banks No. 612, "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. These arrangements will be in place until the Group believes that the incurred loss concept under FRS 39 can be robustly determined.

4.2 Fair value of financial instruments

Fair value is defined as the value at which positions can be closed or sold in a transaction with a willing and knowledgeable counterparty over a time period that is consistent with the Group's trading or investment strategy. The majority of the Group's financial instruments reported at fair value are based on quoted and observable market prices or on internally developed models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Management exercise judgment in determining the risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors used in the valuation process. Also, judgment may be applied in estimating prices for less readily observable external parameters. Other factors such as model assumptions, market dislocations and unexpected correlations can also materially affect these estimates and the resulting fair value estimates.

4.3 Impairment review of goodwill on consolidation

The Group performs an impairment review to ensure that the carrying value of the goodwill does not exceed its recoverable amount from the cash-generating unit to which the goodwill is allocated. The recoverable amount represents the present value of the estimated future cash flows expected to arise from continuing operations. Therefore, in arriving at the recoverable amount, management exercise judgement in estimating the future cash flows, growth rate and discount rate.

5 NET INTEREST INCOME

	The Group	
In $ millions	**2005**	**2004**
Cash and balances with central banks and Due from banks	**656**	404
Loans and advances to customers	**3,152**	2,311
Debt securities	**1,734**	1,328
Total interest income	**5,542**	4,043
Due to banks	**415**	203
Due to non-bank customers	**1,494**	752
Others	**690**	397
Total interest expense	**2,599**	1,352
Net interest income	**2,943**	2,691

	The Group
In $ millions	**2005**
Interest income for financial assets at fair value through profit or loss	**732**
Interest income for financial assets not at fair value through profit or loss	**4,810**
Interest expense for financial liabilities at fair value through profit or loss	**(206)**
Interest expense for financial liabilities not at fair value through profit or loss	**(2,393)**
Total	**2,943**

Note: The breakdown of interest income and expense for financial assets and liabilities at fair value through profit or loss is presented for 2005 under FRS 39 and is adopted prospectively.

6 NET FEE AND COMMISSION INCOME

In $ millions	The Group 2005	2004
Fee and commission income	**1,177**	1,117
Fee and commission expense	**191**	184
Net fee and commission income	**986**	933
Comprising:		
Stock broking	**106**	120
Loan-related	**157**	157
Guarantees	**28**	26
Wealth management	**129**	119
Trade and remittances	**172**	162
Investment banking	**134**	98
Deposit-related	**77**	82
Credit card	**90**	87
Fund management	**53**	43
Others	**40**	39
Net fee and commission income	**986**	933

7 NET TRADING INCOME

In $ millions	The Group 2005	2004
From trading businesses		
– Foreign exchange	**94**	223
– Interest rates, credit and equities	**162**	361
Other businesses	**(97)**	10
Total	**159**	594

8 NET GAIN FROM NON-TRADING INVESTMENTS

In $ millions	The Group 2005	2004
Debt securities	**10**	52
Equity securities *	**92**	592
Total	**102**	644

* *Included in 2004 were one-time gains of $310 million from the sale of a 59% stake in DBS Thai Danu Public Company Limited and $187 million from the sale of a 10% investment holding in Wing Lung Bank.*

9 OTHER INCOME

In $ millions	The Group 2005	2004
Dividend income	**97**	71
Rental income	**30**	33
Net gain on properties and other fixed assets *	**314**	4
Others	**10**	6
Total	**451**	114

* *Included in 2005 was a one-time gain of $303 million from the sale of office buildings in Singapore, DBS Tower One and Tower Two. See Note 26.2 for further information.*

10 PERSONNEL EXPENSES

In $ millions	The Group 2005	2004
Salary and bonus	**883**	843
Contributions to defined contribution plans	**57**	52
Share-based expenses	**40**	31
Others	**72**	67
Total	**1,052**	993
Headcount (period end)	**12,728**	11,454

11 GENERAL AND ADMINISTRATIVE EXPENSES

In $ millions	The Group 2005	2004
Technology-related expenses	**261**	279
Occupancy expenses	**134**	125
Revenue-related expenses	**99**	104
Other expenses	**332**	308
Total	**826**	816

Included in general and administrative expenses were:

In $ millions	The Group 2005	2004
Hire and maintenance of fixed assets, including building-related expenses	**95**	108
Audit fees payable to Ernst & Young Singapore	**3**	3
Audit fees payable to Ernst & Young firms outside Singapore	**3**	3
Non audit fees payable to Ernst & Young Singapore	**#**	#
Non audit fees payable to Ernst & Young firms outside Singapore	**#**	#

Amount under $500,000

12 PROVISIONS FOR CREDIT AND OTHER LOSSES

In $ millions	The Group 2005	2004
Loans and advances to customers (Note 18)	**237**	6
Non-trading investments (Note 20)	**3**	123
Properties and other fixed assets (Note 26)	**(46)**	(3)
Off-balance sheet credit exposures (Note 30)	**(31)**	114
Others (bank loans and sundry debtors) *	**40**	(177)
Total	**203**	63

* *Included in 2004 was a writeback of $145 million in respect of foreclosed properties in DBS Thai Danu Bank Public Company Limited.*

13 INCOME TAX EXPENSE

Income tax expense in respect of profit for the financial year is analysed as follows:

In $ millions	The Group 2005	2004
Current tax expense		
– Current year	**366**	418
Deferred tax expense		
– Origination and reversal of temporary differences	**(13)**	(14)
– Reduction in tax rate	**–**	2
– Prior years' provision	**–**	14
Total	**353**	420

The deferred (credit)/charge in the income statement comprises the following temporary differences:

In $ millions	The Group 2005	2004
Accelerated tax depreciation	**–**	(19)
Provision for loan losses	**(7)**	22
Other temporary differences	**(6)**	(1)
Deferred tax expense (credited)/charged to income statement	**(13)**	2

The tax on the Group's operating profit differs from the theoretical amount that would arise using the Singapore basic tax rate as follows:

In $ millions	The Group 2005	2004
Operating profit	**1,284**	2,517
Prima facie tax calculated at a tax rate of 20% (2004: 20%)	**257**	503
Effect of different tax rates in other countries	**(11)**	(27)
Effect of change in tax rate	**–**	2
Income not subject to tax	**(63)**	(134)
Income taxed at concessionary rate	**(89)**	(29)
Non-tax deductible provisions	**5**	23
Goodwill charges	**226**	88
Others	**28**	(6)
Income tax expense charged to income statement	**353**	420

See Note 27 for further information on deferred tax assets/liabilities.

14 EARNINGS PER ORDINARY SHARE

In $ millions	The Group 2005	2004
Weighted average number of ordinary shares in issue (a)	**1,490**	1,483
Dilutive effect of share options	**2**	1
Full conversion of non-voting redeemable CPS	**66**	66
Weighted average number of ordinary shares in issue assuming dilution (a^1)	**1,558**	1,550

In $ millions	The Group 2005	2004
Net profit attributable to shareholders ("Net Profit") (b^1)	**824**	1,995
Less: Preference dividends	**16**	16
Net profit after preference dividends (b)	**808**	1,979
Add: Goodwill charges	**1,128**	440
Net profit (exclude goodwill charges) (c)	**1,936**	2,419
Adjustment to net profit arising from full conversion of non-voting redeemable CPS	**16**	16
Adjusted net profit (exclude goodwill charges) (c^1)	**1,952**	2,435
Earnings per ordinary share ($)		
Basic (b)/(a)	**0.54**	1.33
Basic (exclude goodwill charges) (c)/(a)	**1.30**	1.63
Diluted (b^1)/(a^1)	**0.53**	1.29
Diluted (exclude goodwill charges) (c^1)/(a^1)	**1.25**	1.57

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of a full conversion of non-voting convertible preference shares ("CPS") and non-voting redeemable CPS. In addition, the calculation takes into account the exercise of all outstanding share options granted to employees when such shares would be issued at a price lower than the average share price during the financial year.

15 CASH AND BALANCES WITH CENTRAL BANKS

In $ millions	The Group 2005	2004
Cash on hand	**802**	877
Balances with central banks		
– Restricted balances	**2,461**	1,523
– Non-restricted balances	**1,723**	8,079
Total	**4,986**	10,479

16 SINGAPORE GOVERNMENT SECURITIES AND TREASURY BILLS

In $ millions	The Group 2005	2004
Fair value through profit or loss	**4,258**	4,199
Available-for-sale	**5,588**	–
Investment held at amortised cost	**–**	6,925
Total	**9,846**	11,124
Market value	**9,846**	11,175

17 OTHER FINANCIAL SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

In $ millions	The Group 2005	2004
Quoted		
Other government securities and treasury bills	**2,625**	1,745
Corporate debt securities	**11,645**	7,026
Equity securities	**719**	916
Total	**14,989**	9,687
Analysed by industry		
Manufacturing	**767**	922
Building and construction	**178**	102
General commerce	**223**	164
Transportation, storage and communications	**982**	781
Financial institutions, investment and holding companies	**7,668**	4,897
Governments	**2,625**	1,745
Others	**2,546**	1,076
Total	**14,989**	9,687

18 LOANS AND ADVANCES TO CUSTOMERS

In $ millions	The Group 2005	2004
Gross	**80,949**	71,021
Less: Specific provisions	**636**	557
General provisions	**851**	805
Net total	**79,462**	69,659
Comprising:		
Bills receivable	**2,606**	2,333
Loans	**76,856**	67,326
Net total	**79,462**	69,659
Analysed by industry		
Manufacturing	**8,536**	7,268
Building and construction	**8,958**	6,902
Housing loans	**25,005**	24,091
General commerce	**8,639**	7,297
Transportation, storage and communications	**6,884**	5,259
Financial institutions, investment and holding companies	**9,785**	7,467
Professionals and private individuals (except housing loans)	**7,204**	7,038
Others	**5,938**	5,699
Gross total	**80,949**	71,021
Analysed by products		
Long-term loans	**28,800**	23,457
Short-term facilities	**20,973**	17,747
Overdrafts	**3,482**	3,334
Housing loans	**25,005**	24,091
Trade financing	**2,689**	2,392
Gross total	**80,949**	71,021
Analysed by currency and fixed/variable rates		
Fixed rate [(a)]		
Singapore dollar	**7,171**	10,046
Hong Kong dollar	**409**	458
US dollar	**208**	82
Others	**428**	342
Sub-total	**8,216**	10,928
Variable rate [(b)]		
Singapore dollar	**26,400**	23,899
Hong Kong dollar	**24,312**	21,432
US dollar	**16,006**	10,464
Others	**6,015**	4,298
Sub-total	**72,733**	60,093
Gross total	**80,949**	71,021

(a) Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.

(b) Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates.

Movements in specific and general provisions during the year were as follows:

In $ millions	The Group 2005	2004
Specific provisions		
Balance at 1 January	**557**	1,154
Charge to income statement	**196**	93
Write-off during the year	**(112)**	(333)
Disposal of subsidiaries	**–**	(365)
Exchange and other movements	**(5)**	8
Balance at 31 December	**636**	557
General provisions		
Balance at 1 January	**805**	930
Charge/(write-back) to income statement	**41**	(87)
Disposal of subsidiaries	**–**	(35)
Exchange and other movements	**5**	(3)
Balance at 31 December	**851**	805

19 NON-PERFORMING ASSETS

The Group classifies its credit facilities in accordance with MAS Notice to Banks No. 612, "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS"). These guidelines require the Group to categorise its credit portfolios according to its assessment of a borrower's ability to repay a loan from his normal sources of income. There are five categories of loans as follows:

Performing

- Pass grades indicate that the timely repayment of the outstanding credit facilities is not in doubt.
- Special mention grades indicate that the credit facilities exhibit potential weaknesses that, if not corrected in a timely manner, may adversely affect future repayments and warrant close attention by the bank.

Classified or non-performing loans

- Substandard grades indicate that the credit facilities exhibit definable weaknesses either in respect of business, cash flow or financial position of the borrower that may jeopardise repayment on existing terms.
- Doubtful grades indicate that the credit facilities exhibit severe weaknesses such that the prospect of full recovery of the outstanding credit facilities is questionable and the prospect of a loss is high, but the exact amount remains undeterminable.
- Loss grades indicate the amount of loan recovery is assessed to be insignificant.

The Group may also apply a split classification to any credit facility where appropriate. For instance, when a non-performing loan is partially secured, the portion covered by the amount realisable from a collateral may be classified as substandard while the unsecured portion of the loan will be classified as doubtful or loss, as appropriate.

Non-performing assets ("NPAs") by loan grading

In $ millions	The Group NPAs	Specific Provisions
2005		
Substandard	**1,220**	**156**
Doubtful	**276**	**244**
Loss	**369**	**369**
Total	**1,865**	**769**
2004		
Substandard	1,360	159
Doubtful	169	140
Loss	390	390
Total	1,919	689

Non-performing assets by industry

In $ millions	The Group NPAs	Specific Provisions
2005		
Customer loans		
Manufacturing	**434**	**225**
Building and construction	**103**	**37**
Housing loans	**256**	**66**
General commerce	**367**	**150**
Transportation, storage and communications	**30**	**13**
Financial institutions, investments and holding companies	**164**	**47**
Professional and private individuals (except housing loans)	**204**	**84**
Others	**133**	**71**
Sub-total*	**1,691**	**693**
Debt securities	**130**	**57**
Contingent items	**44**	**19**
Total	**1,865**	**769**

* *NPAs and specific provisions for customer loans each included $57 million in interest receivables.*

In $ millions	The Group NPAs	Specific Provisions
2004		
Customer loans		
Manufacturing	365	175
Building and construction	237	58
Housing loans	253	67
General commerce	186	75
Transportation, storage and communications	27	10
Financial institutions, investments and holding companies	201	58
Professional and private individuals (except housing loans)	239	108
Others	255	78
Sub-total	1,763	629
Debt securities	138	52
Contingent items	18	8
Total	1,919	689

Non-performing assets by region

In $ millions	The Group NPAs	Total Provisions
2005		
Singapore	**999**	**965**
Hong Kong	**402**	**411**
Rest of Greater China	**91**	**68**
South and Southeast Asia	**181**	**171**
Rest of the World	**192**	**185**
Total	**1,865**	**1,800**
2004		
Singapore	958	905
Hong Kong	471	448
Rest of Greater China	73	67
South and Southeast Asia	218	150
Rest of the World	199	136
Total	1,919	1,706

Non-performing assets by overdue period

In $ millions	The Group 2005	2004
Not overdue	**697**	744
< 90 days overdue	**353**	339
91-180 days overdue	**157**	157
> 180 days overdue	**658**	679
Total	**1,865**	1,919

Restructured non-performing assets

Loans are classified as restructured loans when a bank grants concessions to a borrower because of a deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule. A restructured credit facility is classified into the appropriate non-performing grade depending on its assessment of the financial condition of the borrower and the ability of the borrower to repay based on the restructured terms. Such loans are not returned to the performing status until there are reasonable grounds for the bank to conclude that the borrower will be able to service all future principal and interest payments on the credit facility in accordance with the restructured terms.

In $ millions	The Group NPAs	Specific Provisions
2005		
Substandard	**429**	**85**
Doubtful	**26**	**27**
Loss	**41**	**41**
Total	**496**	**153**
2004		
Substandard	351	34
Doubtful	10	10
Loss	58	58
Total	419	102

20 NON-TRADING INVESTMENTS

In $ millions	The Group 2005	2004
Available-for-sale		
Quoted other government securities and treasury bills	**4,133**	–
Quoted corporate debt securities	**15,643**	–
Quoted equity securities	**1,262**	–
Unquoted equity securities	**358**	–
Less: Impairment allowance*	**158**	–
Available-for-sale non-trading investments	**21,238**	–
Loans and receivables		
Quoted corporate debt securities	**1,928**	–
Less: Impairment allowance	**64**	–
Loans and receivables non-trading investments	**1,864**	–
Investments at amortised cost		
Quoted other government securities and treasury bills	**–**	2,672
Quoted corporate debt securities	**–**	18,138
Quoted equity securities	**–**	828
Unquoted equity securities	**–**	360
Less: Impairment allowance	**–**	341
Total investment securities	**–**	21,657
Total	**23,102**	21,657
Market value of quoted securities	**22,927**	21,889
Analysed by industry		
Manufacturing	**932**	1,126
Building and construction	**1,070**	629
General commerce	**255**	242
Transport, storage and communications	**1,184**	1,081
Financial institutions, investment and holding companies	**12,938**	12,305
Governments	**4,133**	2,672
Others	**2,590**	3,602
Total carrying value	**23,102**	21,657

* *Comprised impairment allowances on unquoted equities and general provisions for credit related exposures.*

Movements in impairment allowances during the year were as follows:

In $ millions	The Group 2005	2004
Balance at 1 January	**341**	297
On adoption of FRS 39 at 1 January 2005	**(110)**	–
Charge to income statement	**3**	123
Write-off during the year	**(10)**	(52)
Disposal of subsidiaries	**–**	(23)
Exchange and other movements	**(2)**	(4)
Balance at 31 December	**222**	341

21 SECURITIES PLEDGED

In $ millions	The Group 2005	2004
Securities pledged		
Singapore Government securities and treasury bills	**20**	70
Other financial securities at fair value through profit or loss	**1,377**	2,008
Non-trading investments	**983**	2,552
Total	**2,380**	4,630
Related liabilities	**2,178**	4,639

22 SUBSIDIARIES

In $ millions	The Company 2005	2004
Unquoted equity shares, at cost	**6,731**	6,731
Due from subsidiaries	**59**	100
Total	**6,790**	6,831

See Note 47 for details of significant operating subsidiaries.

During the financial year, there were no major acquisitions or disposals of subsidiaries. The fair values of assets and liabilities of subsidiaries disposed of in the previous financial year were as follows:

In $ millions	The Group 2004
Cash, and balances with central banks	69
Securities	476
Due from banks	116
Loans and advances to customers	3,275
Properties and other fixed assets	99
Other assets	208
Due to banks	(148)
Due to non-bank customers	(3,434)
Other liabilities	(292)
Subordinated term debts	(338)
Net attributable assets	31
Less: Minority interests [(a)]	–
Adjusted net attributable assets	31
Add: Transaction costs	8
Add: Profit on disposal of a subsidiary	310
Proceeds from disposal, representing 16% equity stake in Thai Military Bank Public Company Limited	349
Less: Non-cash proceeds	(349)
Less: Cash and bank balances in a subsidiary disposed	69
Net cash outflow from disposal of a subsidiary	(69)

(a) *At the point of disposal, carrying amount of minority interest was zero, as the losses applicable to the DBS Thai Danu Public Company Limited ("DTDB") minority shareholders that were in excess of their interest in the equity of DTDB were absorbed by DBS Bank.*

23 JOINT VENTURES

The Group's share of income and expenses, and assets and liabilities of joint ventures at 31 December were as follows:

In $ millions	The Group 2005	The Group 2004
Income statement		
Share of income	**29**	30
Share of expenses	**(22)**	(21)
Balance sheet		
Non-current assets	**3**	1
Current assets	**139**	128
Current liabilities	**108**	102
Non-current liabilities	**–**	–

See Note 47 for details of significant joint ventures.

24 INVESTMENTS IN ASSOCIATES

In $ millions	The Group 2005	The Group 2004
Unquoted		
Cost	**84**	63
Impairment allowance	**(28)**	(10)
Share of post acquisition reserves	**34**	33
Sub-total	**90**	86
Quoted		
Cost	**1,312**	1,271
Goodwill written off	**(837)**	(837)
Net exchange translation adjustments	**(45)**	(69)
Share of post acquisition reserves	**65**	40
Sub-total	**495**	405
Total	**585**	491
Market value – quoted associates	**864**	745

See Note 47 for details of significant associates.

On 23 December 2005, DBS Bank acquired 20% of Cholamandalam Investments and Finance Company Limited ("CIFCL") through an open offer to public shareholders for a consideration of $42 million. As at 31 December 2005, the Group accounted for the 20% stake as investment in associates using equity accounting. Goodwill as at 31 December 2005 was $20 million. On 4 January 2006, DBS Bank purchased 17.5% shareholdings from Tube Investments of India Ltd ("TI") for a consideration of $37 million, bringing DBS's total shareholdings to 37.5%, with DBS Bank and TI being equal shareholders sharing joint control of CIFCL.

The Group's share of income and expenses, and assets and liabilities of associates at 31 December were as follows:

In $ millions	The Group 2005	The Group 2004
Income statement		
Share of income	**327**	239
Share of expenses	**(273)**	(190)
Balance sheet		
Non-current assets	**3,097**	2,413
Current assets	**815**	655
Current liabilities	**2,975**	2,354
Non-current liabilities	**352**	223

25 GOODWILL ON CONSOLIDATION

Set out below is the carrying value of the Group's goodwill arising from acquisition of subsidiaries as at 31 December, after an assessment for impairment was performed:

In $ millions	The Group 2005	2004
Balance at 1 January	**6,931**	7,371
Amortisation charge	**–**	(440)
Impairment charge	**(1,128)**	–
Balance at 31 December	**5,803**	6,931

Goodwill arising from acquisition of subsidiaries is allocated to the Group's cash-generating units as follows:

In $ millions	As at 31 December 2005	2004
DBS Bank (Hong Kong) Limited [(a)]	**5,649**	6,777
DBS Vickers Securities Holdings Pte Ltd	**154**	154
Total	**5,803**	6,931

(a) *Previously reported separately under DBS Diamond Holdings Ltd and DBS Group Holdings (Hong Kong) Ltd*

The Group tests goodwill for impairment annually, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts are determined based on a value-in-use calculation. These calculations use cash flow projections based on financial budgets and forecasts approved by senior management covering a five-year period, taking into account projected regulatory capital requirements. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rates do not exceed the long-term average growth rate for the market in which the businesses operate.

Key assumptions used for value-in-use calculations:

	DBS Bank (Hong Kong) Limited	DBS Vickers Securities Holdings Pte Ltd
Growth rate	4.5%	4.0%
Discount rate	9.5%	9.0%

For the year ended 31 December 2005, an impairment charge of $1,128 million has been recorded in 'Goodwill charges' in the income statement. This is attributed to goodwill arising from acquisition of DBS Bank (Hong Kong) Limited. The reduced value-in-use resulted from revised cash flow projections on a lower profit base in 2005.

No impairment charge was required for goodwill arising from the acquisition of DBS Vickers Securities Holdings Pte Ltd. Management believes that any reasonably possible change to the key assumptions applied is not likely to cause the recoverable amount of DBS Vickers Securities Holdings Pte Ltd to be lower than its carrying amount.

26 PROPERTIES AND OTHER FIXED ASSETS

In $ millions	The Group Total properties[(a)]	Other assets[(b)]	Total
2005			
Cost			
Balance at 1 January	**2,182**	**461**	**2,643**
Additions	**28**	**197**	**225**
Disposals	**(440)**	**(34)**	**(474)**
Exchange differences	**20**	**4**	**24**
Balance at 31 December	**1,790**	**628**	**2,418**
Less: Accumulated depreciation			
Balance at 1 January	**279**	**211**	**490**
Depreciation charge	**52**	**96**	**148**
Disposals	**(170)**	**(29)**	**(199)**
Exchange differences	**3**	**2**	**5**
Balance at 31 December	**164**	**280**	**444**
Less: Provision for diminution in value	**312**	**–**	**312**
Net book value, 31 December	**1,314**	**348**	**1,662**
Market value, 31 December	**1,730**	**–**	**1,730**
2004			
Cost			
Balance at 1 January	2,418	571	2,989
Additions	10	90	100
Disposals	(72)	(127)	(199)
Disposal of subsidiaries	(129)	(60)	(189)
Exchange differences	(45)	(13)	(58)
Balance at 31 December	2,182	461	2,643
Less: Accumulated depreciation			
Balance at 1 January	319	280	599
Depreciation charge	56	91	147
Disposals	(65)	(99)	(164)
Disposal of subsidiaries	(25)	(52)	(77)
Exchange differences	(6)	(9)	(15)
Balance at 31 December	279	211	490
Less: Provision for diminution in value	355	–	355
Net book value, 31 December	1,548	250	1,798
Market value, 31 December	2,201	–	2,201

(a) *Includes properties provided as collaterals for secured borrowings. Please refer to Notes 31 (a), (c) and (e).*

(b) *Refers to computer hardware, software, office equipment, furniture and fittings and other fixed assets.*

Movements in provision for diminution in value of properties during the year were as follows:

In $ millions	The Group 2005	2004
Balance at 1 January	**355**	374
Write-back to income statement	**(46)**	(3)
Disposal of subsidiaries	**–**	(16)
Exchange and other movements	**3**	–
Balance at 31 December	**312**	355

26.1 The net book values of PWC Building and DBS Tampines Centre, being properties held for the purpose of generating rental income, at 31 December 2005 were $347 million and $122 million (2004: $316 million and $114 million) respectively. Their market values were independently appraised at $347 million and $122 million (2004: $347 million and $114 million) respectively.

26.2 On 9 December 2005, DBS Bank sold its Shenton Way offices, DBS Tower One and Tower Two for a cash consideration of $690 million, and the buildings were derecognised on the balance sheet as at that date. Under the sale and purchase agreement, DBS Bank will lease back the areas it currently occupies for an initial period of eight years, with a further option to renew the lease for two three-year periods at market rates. The excess of the sales proceeds over the buildings' fair values based on latest appraised values by independent valuers, amounting to $144 million will be amortised over the expected period of the lease. A net gain of $303 million, being the excess of the building's fair values over the net book value and after deducting sale expenses has been recognised in the income statement.

27 DEFERRED TAX ASSETS/LIABILITIES

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, were shown in the balance sheet:

In $ millions	The Group 2005	2004
Deferred tax assets	**(51)**	(103)
Deferred tax liabilities	**58**	63
Total	**7**	(40)

The movement in deferred tax is as follows:

In $ millions	The Group 2005	2004
Balance at 1 January	**(40)**	(25)
On adoption of FRS 39 at 1 January 2005	**49**	–
(Credit)/charge to income statement	**(13)**	5
Charge to equity	**11**	–
Disposal of subsidiaries	**–**	(17)
Exchange differences	**–**	(3)
Balance at 31 December	**7**	(40)

Deferred income tax assets and liabilities were attributable to the following items:

In $ millions	The Group 2005	2004
Deferred income tax liabilities		
Accelerated tax depreciation	**126**	127
Available-for-sale investments/Cash flow hedge	**61**	–
Other temporary differences	**1**	2
	188	129
Deferred income tax assets		
Provision for loan losses	**(153)**	(145)
Other temporary differences	**(28)**	(24)
	(181)	(169)
Total	**7**	(40)

28 OTHER ASSETS

In $ millions	The Group 2005	2004
Accrued interest receivable	**935**	976
Deposits and prepayments	**316**	204
Clients' monies receivable from securities business	**401**	503
Sundry debtors and others	**3,078**	1,718
Total	**4,730**	3,401

29 DUE TO NON-BANK CUSTOMERS

In $ millions	The Group 2005	2004
Analysed by currency		
Singapore dollar	**64,112**	62,052
US dollar	**22,676**	23,709
Hong Kong dollar	**19,736**	17,900
Others	**10,360**	9,545
Total	**116,884**	113,206
Analysed by product		
Savings accounts	**45,409**	49,697
Current accounts	**14,004**	11,694
Fixed deposits	**54,585**	45,767
Other deposits	**2,886**	6,048
Total	**116,884**	113,206

30 OTHER LIABILITIES

In $ millions	The Group 2005	2004
Payable in respect of short sale of debt securities	**6,799**	4,789
Sundry creditors	**2,992**	1,855
Cash collaterals received in respect of valuation shortfalls on derivative portfolios	**460**	399
Interest payable	**421**	565
Valuation reserves	**181**	233
Provision for off-balance sheet credit exposures	**95**	126
Other payables	**1,326**	1,312
Total	**12,274**	9,279

Movements in provisions for off-balance sheet credit exposures during the year were as follows:

In $ millions	The Group 2005	2004
Balance at 1 January	**126**	12
(Write-back)/charge to income statement	**(31)**	114
Balance at 31 December	**95**	126

31 OTHER DEBT SECURITIES IN ISSUE

In $ millions	The Group 2005	2004
Negotiable certificate of deposits	**1,532**	2,203
Other debt securities	**6,470**	4,929
Total	**8,002**	7,132
Due within 1 year	**2,664**	2,896
Due after 1 year	**5,338**	4,236
Total	**8,002**	7,132

Details of negotiable certificate of deposits issued and outstanding at 31 December 2005 were as follows:

In $ millions				The Group	
Face Value	**Interest Rate and Repayment Terms**	**Issue Date**	**Maturity Date**	**2005**	**2004**
Issued by DBS Bank					
TWD3,700m	1.40% to 1.455%, payable on maturity	3 Oct 2005 to 12 Dec 2005	3 Jan 2006 to 28 Mar 2006	**187**	150
Issued by other subsidiaries					
HK$1,679m	1.33% to 8.336%, payable quarterly	10 May 2000 to 29 Sep 2005	23 Jan 2006 to 23 Feb 2008	**357**	446
HK$50m	2.71%, payable half yearly	28 Jul 2004	4 Aug 2006	**11**	11
HK$2,787m	1.05% to 4.12%, payable yearly	10 Jun 2003 to 21 Dec 2005	13 Jan 2006 to 18 Aug 2008	**586**	968
HK$1,715m	3-mth HIBOR* -0.10% to +0.12%, payable quarterly	19 Jun 2003 to 31 May 2005	23 Jun 2006 to 6 Apr 2010	**368**	614
CAD$10m	6-mth CAD CCDOR** -0.10%, payable half yearly	14 Nov 2002	21 Nov 2007	**–**	14
US$14m	3-mth LIBOR***, payable quarterly	30 Mar 2005 to 31 May 2005	29 Oct 2007 to 7 Apr 2008	**23**	–
Total				**1,532**	2,203

**HIBOR: Hong Kong Interbank Offer Rate   **CAD CCDOR: Canada Interbank Offer Rate   ***LIBOR: London Interbank Offer Rate*

Details of other debt securities issued and outstanding at 31 December 2005 were as follows:

In $ millions			The Group	
Type	**Issue Date**	**Maturity Date**	**2005**	**2004**
Issued by DBS Bank				
Equity linked notes	30 Apr 2001 to 30 Dec 2005	6 Jan 2006 to 2 Mar 2017	**806**	938
Credit linked notes	12 Feb 2001 to 14 Nov 2005	10 Jan 2006 to 18 Dec 2013	**2,041**	1,748
Interest rate linked notes	23 Jan 2002 to 9 Dec 2005	27 Feb 2006 to 3 Dec 2019	**585**	453
Exchange linked notes	28 Apr 2005 to 7 Dec 2005	27 Jan 2006 to 23 Nov 2007	**86**	6
Stapled notes with non-voting redeemable preference shares and fixed rate notes	20 Dec 2005 to 21 Dec 2005	15 Nov 2007	**934**	–
Issued by other subsidiaries				
Equity linked notes	17 May 2004 to 21 Mar 2005	17 May 2006 to 22 Mar 2010	**30**	23
Credit linked notes	9 Oct 2003 to 22 Dec 2005	9 Oct 2008 to 22 Dec 2010	**939**	610
Collateralised floating rate notes (Note (a))	30 Nov 2001	30 Nov 2006	**66**	71
Collateralised floating and fixed rate notes (Note (b))	Not applicable	Not applicable	**–**	224
Senior secured bonds (Note (c))	7 Dec 1999	6 Dec 2006	**108**	103
Secured asset-backed medium term notes (Note (d))	30 Nov 2001	25 Apr 2006 to 25 Apr 2008	**65**	57
Asset-backed short term notes (AUD 418 million at 5.70% to 5.74% payable at maturity and $302 million at 3.13% to 3.25% payable at maturity) (Note (e))	6 Oct 2005 to 28 Dec 2005	5 Jan 2006 to 21 Mar 2006	**810**	696
Total			**6,470**	4,929

(a) The notes were issued by DBS China Square Ltd. At 31 December 2005, $5.75 million (2004: $22 million) of the floating rate notes were repurchased by DBS China Square Ltd through the exercise of the option by the note holders. Interest is payable quarterly, determined at the three-month interbank offer rate for Singapore dollar deposits plus a variable margin, which ranges from 2.125% to 3.55% per annum (2004: 2% to 2.125% per annum). The notes are secured by an assignment of the rights, title and interest of the issuer on the property at China Square Land Parcel 486 together with a mortgage over the same property.

(b) On 21 December 2005, the notes issued by ALCO 1 Limited were early redeemed. The notes were issued in connection with a programme to reduce DBS Bank's risk weighted assets through credit derivatives and synthetic securitisation.

(c) The bonds were issued by Tampines Asset Limited in connection with the securitisation of Tampines Centre ("the Property"). $180 million seven-year, fixed rate bonds were issued together with 18,000 preference shares. The bonds were issued in two classes – (a) $108 million Senior Bonds; and (b) $72 million Junior Bonds. The Junior Bonds are held by DBS Bank, and are eliminated at the Group level. Interest is payable semi-annually on 7 June and 7 December at a fixed rate of 5.625% for the Senior Bonds and 6% for the Junior Bonds. The bonds are secured, inter alia, by an assignment of the rights, title and interest of the issuer in and to the Sale and Purchase Agreement, the Option Agreement, proceeds from the sale and lease of the Property, the insurances effected over the Property (all as defined in the Trust Deed), a first fixed charge over the shares held by the issuer, and a debenture creating fixed and floating charges over the assets of the issuer (including a mortgage over the Property).

(d) The notes issued by New Heights Investment Limited would be redeemed at a fixed interest rate on the maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the issuer of the note will deliver bonds or loans or their market value in cash terms to the holders of the notes. The notes are secured on deposits equivalent to the issue price, a series of credit default swaps whereby the issuer sells credit protection, and cross currency swaps.

(e) The notes were issued by Red Orchid Secured Assets Limited. The short-dated notes are secured by a debenture creating a first fixed and floating charge over the property, assets, rights and undertakings of the issuer.

32 SUBORDINATED TERM DEBTS

Subordinated term debts issued by subsidiaries of the Group are classified as liabilities in accordance with FRS 32. Certain of these instruments qualify as Tier 2 capital for capital adequacy purposes. These subordinated term debts are junior long-term debts that have a lower priority claim on the Group's assets in the case of a default or liquidation.

In $ millions					The Group	
Face Value		Issue Date	Maturity Date	Note	2005	2004
Issued by DBS Bank						
US$750m	7 7/8% Subordinated Notes	10 Aug 1999	10 Aug 2009	32.1	**1,333**	1,225
US$500m	7 7/8% Subordinated Notes	15 Apr 2000	15 Apr 2010	32.2	**898**	816
US$850m	7 1/8% Subordinated Notes	15 May 2001	15 May 2011	32.3	**1,480**	1,388
US$750m	5.00% Subordinated Notes callable with step-up in 2014	1 Oct 2004	15 Nov 2019	32.4	**1,219**	1,225
Issued by other subsidiaries						
US$262m	7.75% Fixed Rate Subordinated Notes	24 Jan 1997	24 Jan 2007	32.5	**435**	427
Total (repayable over 1 year)					**5,365**	5,081

32.1 Interest is payable semi-annually on 10 February and 10 August commencing 10 February 2000. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 1.0475% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

32.2 Interest is payable semi-annually on 15 April and 15 October commencing 15 October 2000. The fixed rate funding has been converted to floating rate at six-month LIBOR + 0.9569% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

32.3 Interest is payable semi-annually on 15 May and 15 November commencing 15 November 2001. The fixed rate funding has been converted to floating rate at three-month LIBOR + 1.252% via interest rate swaps. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

32.4 Interest is payable semi-annually on 15 May and 15 November commencing 15 May 2005. Part of the fixed rate funding has been converted to floating rate at three-month LIBOR + 0.611% via interest rate swaps. If the notes are not called at the tenth year, the interest rate steps up and will be reset at six-month LIBOR + 1.61% on the call date. In computing the Group's capital adequacy ratio, these notes qualify as Tier 2 capital.

32.5 Interest is payable semi-annually on 24 January and 24 July, commencing 24 July 1997.

33 SHARE CAPITAL, SHARE PREMIUM AND TREASURY SHARES

Share Capital In $ millions	The Company 2005	2004
Authorised		
4,000,000,000 ordinary shares	**4,000**	4,000
500,000,000 non-voting convertible preference shares ("CPS")	**500**	500
500,000,000 non-voting redeemable CPS	**500**	500
	1,000	1,000
Issued and fully paid-up		
1,497,857,345 (2004: 1,492,730,436) ordinary shares	**1,498**	1,493
120,436 (2004: 120,436) non-voting CPS	**#**	#
66,475,374 (2004: 66,475,374) non-voting redeemable CPS	**66**	66
Total Issued and Paid-up Share Capital of the Company	**1,564**	1,559

Amount under $500,000

During the financial year, pursuant to the DBSH Share Option Plan, the Company issued 5,126,909 (2004: 3,289,672) ordinary shares, fully paid in cash upon the exercise of the options granted.

During the financial year, the Company issued nil (2004: 19,475,169) ordinary shares, fully paid in cash upon the conversion of the non-voting convertible preference shares.

The newly issued shares rank pari passu in all respects with the previously issued shares.

The non-voting CPS and non-voting redeemable CPS enjoy the same dividend rate paid on ordinary shares except that the dividend payable is subject to maximum of $0.30 per annum.

Movements in share premium and treasury shares were as follows:

In $ millions	Share premium	Treasury shares
Balance at 1 January 2005	**2,208**	(126)
Exercise of share options	**59**	–
Draw-down of reserves upon vesting of performance shares	**–**	9
Reclassification of reserves upon exercise of share options	**2**	–
Balance at 31 December 2005	**2,269**	(117)
Balance at 1 January 2004	**2,171**	(138)
Exercise of share options	**37**	–
Draw-down of reserves upon vesting of performance shares	**–**	12
Balance at 31 December 2004	**2,208**	(126)

34 RESERVES

34.1 Non-distributable reserves

In $ millions	The Group 2005	2004
Revaluation and cash flow hedge reserves	**134**	–
Other non-distributable reserves	**6,707**	6,627
Total	**6,841**	6,627

Movements in revaluation and cash flow hedge reserves during the year were as follows:

In $ millions	The Group Available-for-sale revaluation reserves	Cash flow hedge reserves	Total
On adoption of FRS 39 at 1 January 2005	292	–	292
Net valuation taken to equity	(87)	28	(59)
Transferred to income statement on sale	(88)	–	(88)
Tax on items taken directly to or transferred from equity	(6)	(5)	(11)
Balance at 31 December 2005	111	23	134

Movements in other reserves during the year were as follows:

In $ millions	The Group General reserves [a]	Capital reserves [b]	Capital redemption reserves [c]	Other reserves [d]	Share option and Share plan reserves	Total
Balance at 1 January 2005						
– as previously reported	2,327	(41)	28	4,271	–	6,585
– effect of adoption of new or revised FRSs	–	–	–	–	42	42
Balance at 1 January as restated	2,327	(41)	28	4,271	42	6,627
Appropriation from income statement	35	–	–	–	–	35
Net exchange translation adjustments	–	7	–	–	–	7
Share of associates' capital reserves	–	8	–	–	–	8
Cost of share-based payments	–	–	–	–	41	41
Draw-down of reserves upon vesting of performance shares	–	–	–	–	(9)	(9)
Reclassification of reserves upon exercise of share options	–	–	–	–	(2)	(2)
Balance at 31 December 2005	2,362	(26)	28	4,271	72	6,707

In $ millions	General reserves [a]	Capital reserves [b]	Capital redemption reserves [c]	Other reserves [d]	Share option and Share plan reserves	Total
	The Group					
Balance at 1 January 2004						
– as previously reported	2,230	(30)	28	4,271	–	6,499
– effect of adoption of new or revised FRSs	–	–	–	–	11	11
Balance at 1 January as restated	2,230	(30)	28	4,271	11	6,510
Appropriation from income statement	97	–	–	–	–	97
Net exchange translation adjustments	–	(29)	–	–	–	(29)
Cost of share-based payments	–	–	–	–	43	43
Reclassification of reserves upon exercise of share options	–	–	–	–	(12)	(12)
Goodwill transferred to revenue reserves on disposal of subsidiaries	–	18	–	–	–	18
Balance at 31 December 2004	2,327	(41)	28	4,271	42	6,627

(a) The movements in General reserves relate to the amounts transferred to the Reserve Fund to comply with the Banking Act, and the other statutory regulations.

(b) The Capital reserves include net exchange translation adjustments arising from translation differences on net investments in foreign subsidiaries, associates and branches, and the related foreign currency borrowings designated as a hedge.

(c) The Capital redemption reserves arise out of the redemption of non-voting redeemable convertible preference shares by way of capital reduction in the financial year ended 31 December 2000.

(d) Other reserves relate to the share premium of DBS Bank prior to the restructuring of DBS Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of the Singapore Companies Act on 26 June 1999.

34.2 Revenue reserves

In $ millions	The Group 2005	2004
Balance at 1 January		
– as previously reported	**6,150**	4,670
– effect of adoption of new or revised FRSs	**26**	49
Balance at 1 January as restated	**6,176**	4,719
On adoption of FRS 39 at 1 January 2005	**(25)**	–
Net profit attributable to shareholders	**824**	1,995
Transfer to general reserves	**(35)**	(97)
Goodwill transferred from capital reserves on disposal of subsidiaries	**–**	(18)
Amount available for distribution	**6,940**	6,599
Less: Final dividend on ordinary shares of $0.22 (2004: $0.16) net of tax paid for the previous financial year	**263**	191
Final dividend on non-voting CPS and non-voting redeemable CPS of $0.12 (2004: $0.16) net of tax paid for the previous financial year	**6**	8
Interim dividends on ordinary shares of $0.41 (2004: $0.18) net of tax paid for the current financial year	**488**	215
Interim dividends on non-voting CPS and non-voting redeemable CPS of $0.30 (2004: $0.18) net of tax paid for the current financial year	**16**	9
Balance at 31 December	**6,167**	6,176

34.3 Proposed dividend

Proposed final dividends on ordinary shares of $0.17, net of tax, are not accounted for in the financial statements for the year ended 31 December 2005, until they have been approved at the Annual General Meeting on 30 March 2006.

35 MINORITY INTERESTS

In $ millions	The Group 2005	2004
Preference shares issued by DBS Bank (Note 35.1)	**1,100**	1,100
Preference shares issued by DBS Capital Funding Corporation (Note 35.2)	**1,298**	1,275
Other subsidiaries	**68**	56
Total	**2,466**	2,431

35.1 $1,100 million 6% non-cumulative non-convertible perpetual preference shares and a liquidation preference of $100 each, was issued on 28 May 2001 by DBS Bank, a subsidiary of the Company, to third parties. They qualify as Tier 1 capital for the calculation of the Group's capital adequacy ratios. Dividends, if declared by the Board of Directors of DBS Bank, are payable semi-annually on 15 May and 15 November at a fixed rate of 6% gross of the liquidation preference per annum, ending on or prior to 15 May 2011, and thereafter on 15 February, 15 May, 15 August and 15 November in each year at a floating rate per annum equal to the three-month Singapore Swap Offer Rate plus 2.28%.

35.2 US$725 million 7.657% non-cumulative guaranteed preference shares, Series A, each with a liquidation preference of US$1,000 and $100 million 5.35% non-cumulative guaranteed preference shares, Series B, each with a liquidation preference of $10,000 were issued on 21 March 2001 by DBS Capital Funding Corporation, a subsidiary of the Company. Dividends, when declared by the Board of Directors of DBS Capital Funding Corporation, are payable in arrears on 15 March and 15 September each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, dividends are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.2% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B). In computing the Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier 1 capital.

36 CONTINGENT LIABILITIES

The Group conducts business involving guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Guarantees and performance bonds are generally written by a bank to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amount.

Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

In $ millions	The Group 2005	2004
Guarantees on account of customers	**4,052**	4,582
Endorsements and other obligations on account of customers		
– Letters of credit	**4,217**	3,500
– Others	**412**	360
Other contingent items	**88**	87
Total	**8,769**	8,529
Industry Breakdown		
Manufacturing	**1,735**	1,842
Building and construction	**862**	402
General commerce	**2,920**	2,346
Transportation, storage and communications	**660**	703
Financial institutions, investment and holding companies	**1,016**	1,082
Professionals and private individuals (except housing loans)	**354**	765
Others	**1,222**	1,389
Total	**8,769**	8,529

36.1 DBS Bank, a wholly-owned subsidiary of the Company, has existing outsourcing agreements for the provision of information technology and related support to the Group's operations in Singapore, Hong Kong and China. There are various termination clauses in the agreement that could require the Group to pay a penalty on early termination of the contract in certain circumstances. The exact amount of any penalty cannot be reliably determined, as it is dependent on business volumes generated over the period of the contract and on the time of termination.

36.2 Included in "Other contingent items" at 31 December 2005, is an amount of $85 million (2004: $87 million), representing the termination fee payable by DBS Bank should a distribution agreement be terminated prematurely now, prior to the expiry date, December 2011.

37 COMMITMENTS

The commitments, which were not reflected in the consolidated balance sheet at 31 December, comprised the following:

In $ millions	The Group 2005	2004
Loans and other facilities		
– Undrawn credit facilities	**75,168**	66,112
– Undisbursed commitments in debt securities and equities	**103**	108
Sub-total	**75,271**	66,220
Capital commitments	**68**	57
Operating lease commitments	**465**	184
Total	**75,804**	66,461
Undrawn commitments on loans and other facilities analysed by industry		
Manufacturing	**9,775**	7,671
Building and construction	**3,369**	3,414
Housing loans	**1,915**	1,934
General commerce	**7,704**	6,695
Transportation, storage and communications	**5,509**	4,546
Financial institutions, investment and holding companies	**23,330**	23,805
Professionals and private individuals (except housing loans)	**13,892**	12,023
Others	**9,777**	6,132
Total	**75,271**	66,220

The total future minimum lease payments under non-cancellable operating leases at 31 December were as follows:

In $ millions	The Group *2005*	*2004*
Not later than 1 year	**107**	70
Later than 1 year but not later than 5 years	**231**	102
Later than 5 years	**127**	12
Total	**465**	184

The operating lease commitments include those for DBS Tower One and Tower Two. See Note 26.2 for further information.

38 FINANCIAL DERIVATIVES

Financial derivatives are financial instruments whose characteristics are derived from underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options. The following sections outline the nature and terms of the most common types of derivatives used by the Group:

Interest rate contracts

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is the difference between the contracted rate and the market rate prevailing on the settlement date.

Interest rate swaps involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate futures are typically exchange-traded agreements to buy or sell a standard amount of a specified fixed income security or time deposit at an agreed interest rate on a standard future date.

Interest rate options give the buyer on payment of a premium the right, but not the obligation, to fix the rate of interest on a future deposit or loan, for a specified period and commencing on a specified future date.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds; instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency options give the buyer on payment of a premium the right, but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Equity-related contracts

Equity options provide the buyer on payment of a premium the right, but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

Credit-related contracts

Credit derivatives are off-balance sheet instruments that allow for the isolation and transfer of credit risk from one party to another without necessarily effecting an upfront exchange of physical assets. The pay-off under a credit derivative contract is linked to the credit performance of an underlying reference credit.

38.1 Trading derivatives

Most of the Group's derivatives relate to sales and trading activities. Sale activities include the structuring and marketing of derivatives to

customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities are entered into principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin. Trading includes market making, positioning and arbitrage activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between the same product in different markets or the same economic factor in different products.

38.2 Hedging derivatives

The accounting treatment of the hedge derivative transactions varies according to the nature of the hedge and whether the hedge meets the specified criteria to qualify for hedge accounting. Derivatives transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes.

The Group's fair value hedges consist principally of interest rate swaps used for managing interest rate gaps. Derivatives are also used by the Group to hedge its exposures to variability in cash flows or forecasted transactions, and its net investment in foreign operations.

The following table summarises the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and hedging purposes. The notional or contractual amounts of these instruments reflect the volume of transactions outstanding at balance sheet date, and do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Positive replacement values" or "Negative replacement values" respectively.

The contractual or underlying principal amounts of derivative financial instruments of bank and non-bank counterparties amounted to $1,150 billion (2004: $1,264 billion) and $210 billion (2004: $259 billion) respectively.

The following table shows an analysis of the Group's derivatives financial instruments at 31 December:

In $ millions	2005 Underlying notional	2005 Year-end positive replacement values	2005 Year-end negative replacement values	2004 Underlying notional	2004 Year-end positive replacement values	2004 Year-end negative replacement values
Derivatives held for trading						
Interest rate derivatives						
Forward rate agreements bought	**9,512**	**28**	**1**	34,210	20	17
Forward rate agreements sold	**10,515**	**1**	**26**	32,857	18	19
Interest rate swaps	**875,433**	**5,481**	**5,570**	924,723	6,575	6,325
Financial futures bought	**19,190**	**3**	**6**	23,035	4	6
Financial futures sold	**11,090**	**2**	**10**	26,429	10	8
Interest rate options bought	**6,063**	**74**	**–**	9,944	136	–
Interest rate options sold	**10,251**	**–**	**67**	12,220	–	110
Interest rate futures options bought	**2,930**	**–**	**–**	17,529	7	–
Interest rate futures options sold	**5,743**	**–**	**9**	8,339	–	–
Interest rate caps/floors bought	**19,659**	**230**	**1**	21,206	112	6
Interest rate caps/floors sold	**18,726**	**–**	**254**	17,699	18	115
Sub-total	**989,112**	**5,819**	**5,944**	1,128,191	6,900	6,606
Foreign exchange derivatives						
FX contracts	**223,968**	**1,220**	**821**	242,236	2,180	1,873
Currency swaps	**35,694**	**686**	**510**	39,413	836	822
Currency options bought	**32,557**	**325**	**–**	26,066	415	–
Currency options sold	**28,218**	**–**	**379**	24,843	–	352
Sub-total	**320,437**	**2,231**	**1,710**	332,558	3,431	3,047
Equity derivatives						
Equity options bought	**3,865**	**179**	**2**	2,972	124	–
Equity options sold	**5,231**	**–**	**348**	10,542	–	342
Sub-total	**9,096**	**179**	**350**	13,514	124	342

In $ millions	2005 Underlying notional	2005 Year-end positive replacement values	2005 Year-end negative replacement values	2004 Underlying notional	2004 Year-end positive replacement values	2004 Year-end negative replacement values
Credit derivatives						
Credit default swaps	**32,434**	**263**	**368**	15,697	87	121
Sub-total	**32,434**	**263**	**368**	15,697	87	121
Total derivatives held for trading	**1,351,079**	**8,492**	**8,372**	1,489,960	10,542	10,116
Derivatives held for hedging						
Interest rate swaps held for fair value hedge	**8,539**	**272**	**165**	–	–	–
FX contracts held for fair value hedge	**4**	**–**	**–**	–	–	–
FX contracts held for hedge of net investment	**39**	**–**	**–**	–	–	–
Equity options held for cash flow hedge	**274** (a)	**28**	**–**	–	–	–
Derivatives held for hedging – pre FRS 39	**–**	**–**	**–**	32,860	746 (b)	570 (b)
Total derivatives held for hedging	**8,856**	**300**	**165**	32,860	746	570
Total derivatives	**1,359,935**	**8,792**	**8,537**	1,522,820	11,288	10,686
Positive/negative replacement values		**8,792**	**8,537**		10,542	10,116

(a) The forecasted transaction will occur in 2006.

(b) The replacement values were not recognised on the balance sheet prior to the adoption of FRS 39.

39 CASH AND CASH EQUIVALENTS

In $ millions	The Group 2005	The Group 2004
Cash on hand	**802**	877
Non-restricted balances with central banks (Note 15)	**1,723**	8,079
Trading Singapore Government securities and treasury bills (Note 16)	**4,258**	4,199
Trading other government securities and treasury bills (Note 17)	**2,625**	1,745
Total	**9,408**	14,900

40 SHARE-BASED COMPENSATION PLANS

40.1 DBSH Share Ownership Scheme

The DBSH Share Ownership Scheme is a fund set up to hold units of the Company's ordinary shares. All employees with at least one year of service and who are not participating in the DBSH Share Option Plan or DBSH Performance Share Plan are eligible. Under the Scheme, participants and the Group contribute up to 10% and 5% of monthly base salary respectively to buy units of the Company's ordinary shares. Amounts contributed by the Group under the Scheme are recognised as personnel expenses when paid.

	Ordinary shares Number 2005	Number 2004	Market value ($ millions) 2005	Market value ($ millions) 2004
Balance, 1 January	**3,477,829**	3,580,829	**56**	53
Balance, 31 December	**3,507,829**	3,477,829	**58**	56

40.2 DBSH Share Option Plan

Under the DBSH Share Option Plan (the "Option Plan"), options to subscribe for the Company's ordinary shares may be granted to Group executives who hold the rank of Vice President (or equivalent) and above and selected employees below the rank of Vice President (or equivalent).

The exercise price of the granted options is equal to the average of the last dealt prices for the Company's shares, as determined by reference to the daily official list published by the Singapore Exchange Securities Trading Ltd, for the three consecutive trading days immediately preceding the date of the grant.

The share options vest over a period of three years in accordance with a vesting schedule determined by the Compensation Committee, and are exercisable after the first anniversary of the date of the grant up to the date of expiration of the options. The share options have a validity period of ten years from the date of grant, unless they have been forfeited or have lapsed prior to that date. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

On 1 March 2005, options ("2005 Options") on 2,815,600 shares with an exercise price of $15.07 per ordinary share were granted pursuant to the Option Plan. The 2005 Options are exercisable from 1 March 2006 and expire on 28 February 2015.

The following table sets out the movement of the unissued ordinary shares of the Company under outstanding options, the weighted average exercise prices and expiration dates.

	2005		2004	
	Unissued number of ordinary shares under outstanding options	**Weighted average exercise price ($)**	**Unissued number of ordinary shares under outstanding options**	**Weighted average exercise price ($)**
Balance at 1 January	**46,749,383**	**14.71**	46,174,036	14.53
Movements during the year:				
– Granted	**2,815,600**	**15.07**	7,494,000	14.73
– Exercised	**(5,126,909)**	**12.52**	(3,289,672)	12.34
– Forfeited	**(4,963,793)**	**15.90**	(3,628,981)	14.54
Balance at 31 December	**39,474,281**	**14.87**	46,749,383	14.71
Additional information:				
Outstanding options exercisable at 31 December	**27,624,463**	**15.67**	26,040,488	16.22
Weighted average remaining contractual life of options outstanding at 31 December	**6.4 years**		6.2 years	
Range of exercise price of options outstanding at 31 December	**$9.18 to $22.33**		$9.18 to $22.33	

In 2005, 5,126,909 options (2004: 3,289,672) were exercised at their contractual exercise prices. During this period, the average market price of the Company's shares was $15.68 (2004: $15.50). The fair value of options granted during the year determined using the Binomial option valuation model was $3.74 (2004: $4.11). The fair value determined using the model was based on a share price of $14.70 (2004: $14.40) at the date of grant, and an expected life of 7.53 years. The risk-free interest rates are based on the yield curve of Singapore Government securities as at grant date. The expected volatility is 34.2% (2004: 40.3%) based on a statistical analysis of weekly share prices over the past five years.

40.3 DBSH Performance Share Plan

Under the DBSH Performance Share Plan (the "PSP") the Company's ordinary shares ("PSP shares") could be granted to Group executives who hold the rank of Vice President (or equivalent) and above and selected employees below the rank of Vice President (or equivalent).

Participants are awarded ordinary shares of the Company, their equivalent cash value or a combination of both, when prescribed Group performance targets are met over a three-year period. Since the inception of the PSP, there have been no cash-settled awards under the Plan.

The PSP shares will vest two years from the date of grant. The fair value of PSP shares awarded is computed based on the market price of the ordinary shares at the time of the award and is amortised through the income statement over the two-year vesting period. At each balance sheet date, the Group revises its estimates of the number of PSP shares expected to vest based on non-market vesting conditions and corresponding adjustments are made to the income statement and Share plan reserves.

The following table sets out the movement of the PSP shares granted pursuant to the Plan for the financial year ended 31 December 2005 and their fair values at grant date.

(Number of shares)	**March 2005 grant**	**March 2004 grant**
Balance, 1 January	Not applicable	685,080
Granted during the year	2,913,630	Not applicable
Forfeited during the year	(284,780)	(58,300)
Balance, 31 December	2,628,850	626,780
Fair value per share at grant date	$14.70	$14.40

40.4 DBSH Employee Share Plan

The DBSH Employee Share Plan (the "ESP") caters to all employees of the Group who are not eligible to participate in the DBSH Share Option Plan, the DBSH Performance Share Plan or other equivalent plans.

Under the ESP, eligible employees are awarded ordinary shares of the Company, their equivalent cash value or combinations of both when prescribed Group performance targets are met. The ESP awards are granted at the absolute discretion of the Compensation Committee.

During the current and previous financial years, there were no awards granted to eligible employees under the ESP.

41 RELATED PARTY TRANSACTIONS

41.1 Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

41.2 During the financial year, the Group had banking transactions with related parties, consisting of associates, joint ventures, directors and key management personnel of the Group. These included the taking of deposits and extension of credit card and other loan facilities. These transactions were made in the ordinary course of business and carried out at arms-length commercial terms, and are not material.

In addition, directors and key management personnel received remuneration for services rendered during the financial year. Non-cash benefits including share options and performance shares were also granted.

41.3 Total compensation paid to Company directors and key management personnel [a], as well as fees paid to Company directors and directors of subsidiaries were as follows:

In $ millions	The Group 2005	2004
Short-term benefits	**38**	36
Post-employment benefits	**#**	#
Share-based payments	**6**	2
Total	**44**	38
Comprise amounts paid to:		
– Company directors	**14**	13
– Directors of subsidiaries	**15**	13
– Key management personnel	**15**	12
Total	**44**	38
Fees of Company directors	**1**	1
Fees of subsidiaries directors	**#**	#
Total compensation and fees	**45**	39

 # Amount under $500,000

(a) Refers to members of the Management Committee, excluding members who are also the Company directors.

41.4 Share options granted to Company directors and key management personnel

The aggregate number of share options granted to Company directors and key management personnel during the financial year were 107,000 and 191,400 (2004: 76,000 and 190,000) respectively. The share options were granted on the same terms and conditions as those offered to other employees of the Group. The outstanding number of share options granted to Company directors and key management personnel at the end of the financial year were 888,225 and 1,645,550 (2004: 781,225 and 1,454,150) respectively.

41.5 Performance shares granted to Company directors and key management personnel

During the financial year, 204,080 and 209,620 (2004: 33,940 and 66,190) awards in respect of DBSH ordinary shares were granted to Company directors and key management personnel respectively. The awards represented a 100% payout. The payout at the end of the performance period could have ranged from a minimum of 50% of the shares awarded to 200%, depending on the Group's performance as measured by return on equity.

42 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The following table presents the financial instruments, which were carried at fair values through profit or loss, at 31 December 2005:

In $ millions	Note	The Group Total		Note	Total
Financial assets at fair value through profit or loss			**Financial liabilities at fair value through profit or loss**		
Trading			**Trading**		
Singapore Government securities and treasury bills	16	4,223	Other debt securities in issue	31	3,409
Other government securities	17	2,625	Derivatives (negative replacement values)	38	8,537
Corporate debt securities	17	9,725	Due to non-bank customers – fixed deposits [a]	29	6,097
Equity securities	17	719	Payable in respect of short sale of debt securities	30	6,799
Securities pledged	21	1,397	Other financial liabilities		441
Derivatives (positive replacement values)	38	8,792			
Other financial assets		3,406			
Fair value designated			**Fair value designated** [b]		
Singapore Government securities and treasury bills	16	35	Due to non-bank customers – fixed deposits [a]	29	3,924
Corporate debt securities	17	1,920	Other debt securities in issue	31	2,153
Other financial assets		107			

(a) These are structured deposits at fair value through profit or loss.

(b) Changes in the fair value of the financial liabilities designated as at fair value through profit or loss are attributable mainly to equity, interest and currency risk changes. The remaining change that is not attributable to changes in the benchmark interest rate is considered not significant. Unrealised gain for the fair value designated liabilities amount to $249 million at 31 December 2005.

For financial assets and liabilities not carried at fair values on the financial statements, the Group has ascertained that their fair values were not materially different from the carrying amounts at year-end. The basis of arriving at their fair values are as follows:

(a) Cash and balances with central banks and Due from banks
The estimated fair value of placements is based on the discounted cash flows using the prevailing money market interest rates for placements with similar credit risk and remaining maturity.

(b) Non-trading investments
For equities where market price information is not available, fair value has been estimated by reference to the net tangible asset backing of the investee. Unquoted equities of $105 million as at 31 December 2005 were stated at cost because the fair values cannot be obtained directly from quoted market prices or indirectly using valuation techniques supported by observable market data.

(c) Loans and advances to customers
The estimated fair value takes into account the relevant market interest rates and credit spread by product types.

(d) Due to banks and Due to non-bank customers
The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits and other borrowings is based on discounted cash flows using prevailing interest rates with similar remaining maturity.

(e) Other debt securities issued and bills payable
The fair value approximates their carrying amounts.

(f) Subordinated term debts
The estimated fair value of subordinated term debts is based on a discounted cash flow model using a current yield curve appropriate for the remaining term to maturity.

43 FINANCIAL INSTRUMENTS – USAGE AND RISK MANAGEMENT

43.1 Use of financial instruments

The Group may act as principal, broker or advisor in the use of financial instruments.

The Group takes positions in exchange-traded and over-the-counter financial instruments including derivatives to take advantage of short-term market movements in, inter alia, equity, bond, currency, interest rate and commodity rates and prices. These positions can be for trading, market making or to meet customers' needs.

The Group's investment portfolio comprises mainly government and corporate bonds, and includes other investments such as third-party managed funds. Derivatives may be used to gain or to hedge market exposure in such investments.

43.2 Financial risk management objectives and policies

As part of overall corporate governance, the Group Board has approved comprehensive Risk Governance Framework covering risk governance for all risk types for all entities within the Group.

This framework defines authority levels, oversight responsibilities, policy structures and risk appetite limits to manage the risks that arise in connection with the use of financial instruments.

On a day-to-day basis, business units have primary responsibility for managing specific risk exposures while Group Risk exercises independent risk oversight on the Group as a whole.

(a) Market risk
Market risk arises from changes in market rates such as interest rates, foreign exchange rates and equity prices, as well as in their correlation and volatility levels.

The Group's trading and investment market risk appetite is determined by the Board of Directors, with detailed limit frameworks recommended by the appropriate risk committee and approved by senior management.

The principal market risk appetite measures are Value at Risk (VaR) and stress loss. VaR estimates the potential loss on the current portfolio assuming a specified time horizon and level of confidence. Stress loss is assessed against a set of scenarios using stress moves in the market variables.

At the business unit level, trading exposures are measured and controlled by more granular risk and loss limits such as risk sensitivity-based limits, stress limits and management action triggers.

All trading activities are subject to mark-to-market valuation to reflect the current market value of the trading portfolio and their profit and loss. Investments are subject to limits by market risk type as well as concentration limits.

(b) Interest rate risk
Interest rate risk is the risk that the value of a financial instrument or the interest income of a portfolio will fluctuate due to changes in market interest rates. Examples of financial assets and liabilities which have fixed and floating interest rate exposure include debt securities, loans and derivatives.

The Group manages its interest rate risk by changing the duration of on-balance-sheet items and by way of entering into off-balance sheet interest rate hedging instruments to hedge the interest rate exposure based on market and economic conditions.

The following tables summarise the Group's assets and liabilities at carrying amounts at 31 December, categorised by the earlier of contractual repricing or maturity dates. Actual dates may differ from contractual dates owing to prepayments and the exercise of options. It should also be noted that any representation of interest rate risk at a specific date offers only a snapshot of the risks taken by the Group, since the position is being actively managed and can vary significantly on a daily basis. As such, it may not be representative of the level of risk at other times.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
2005								
Cash and balances with central banks	**553**	**312**	**755**	**112**	–	–	**3,254**	**4,986**
Due from banks	**3,491**	**8,465**	**6,782**	**2,764**	**979**	**573**	**762**	**23,816**
Securities [(a)]	**789**	**2,726**	**5,710**	**6,528**	**10,910**	**21,449**	**2,205**	**50,317**
Loans and advances to customers	**28,139**	**22,258**	**11,337**	**11,388**	**2,751**	**2,220**	**1,369**	**79,462**
Other assets [(b)]	–	–	–	–	–	–	**21,623**	**21,623**
Total assets	**32,972**	**33,761**	**24,584**	**20,792**	**14,640**	**24,242**	**29,213**	**180,204**
Due to banks	**3,310**	**1,680**	**2,474**	**1,413**	**12**	**11**	**59**	**8,959**
Due to non-bank customers	**70,806**	**19,608**	**12,160**	**6,597**	**2,303**	**5,410**	–	**116,884**
Other liabilities [(c)]	**1,052**	**1,052**	**1,598**	**874**	**793**	**3,400**	**21,037**	**29,806**
Subordinated term debts	–	–	–	–	**435**	**4,930**	–	**5,365**
Total liabilities	**75,168**	**22,340**	**16,232**	**8,884**	**3,543**	**13,751**	**21,096**	**161,014**
Minority interests	–	–	–	–	–	–	**2,466**	**2,466**
Shareholders' funds	–	–	–	–	–	–	**16,724**	**16,724**
Total equity	–	–	–	–	–	–	**19,190**	**19,190**
On-balance sheet interest rate gap	**(42,196)**	**11,421**	**8,352**	**11,908**	**11,097**	**10,491**	**(11,073)**	–
Off-balance sheet interest rate gap								
– Financial derivatives	**6,366**	**8,528**	**4,656**	**2,795**	**(17,394)**	**(4,951)**	–	–
2004								
Cash and balances with central banks	615	1,003	2,555	3,767	–	–	2,539	10,479
Due from banks	2,783	8,460	9,878	3,421	77	136	414	25,169
Securities [(a)]	980	2,253	6,476	5,290	10,889	19,289	1,921	47,098
Loans and advances to customers	14,967	29,171	9,821	11,637	1,880	1,746	437	69,659
Other assets [(b)]	–	–	–	–	–	–	23,266	23,266
Total assets	19,345	40,887	28,730	24,115	12,846	21,171	28,577	175,671
Due to banks	3,968	2,661	2,535	1,614	85	7	69	10,939
Due to non-bank customers	73,786	19,161	5,936	5,505	2,498	6,320	–	113,206
Other liabilities [(c)]	587	1,345	1,586	1,389	1,377	1,721	19,565	27,570
Subordinated term debts	–	–	–	–	427	4,654	–	5,081
Total liabilities	78,341	23,167	10,057	8,508	4,387	12,702	19,634	156,796
Minority interests	–	–	–	–	–	–	2,431	2,431
Shareholders' funds	–	–	–	–	–	–	16,444	16,444
Total equity	–	–	–	–	–	–	18,875	18,875
On-balance sheet interest rate gap	(58,996)	17,720	18,673	15,607	8,459	8,469	(9,932)	–
Off-balance sheet interest rate gap								
– Financial derivatives	5,771	6,763	11,633	(10,622)	(13,136)	(409)	–	–

(a) Securities include Singapore Government securities and treasury bills, securities at fair value through profit or loss, non-trading securities and securities pledged.

(b) Other assets include positive replacement values, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets.

(c) Other liabilities include negative replacement values, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities.

The table below summarises the effective average interest rate at 31 December by major currencies for monetary financial instruments:

	2005			2004		
	Singapore dollar, %	US dollar, %	Hong Kong dollar, %	Singapore dollar, %	US dollar, %	Hong Kong dollar, %
Assets						
Cash and balances with central banks	–	–	–	–	–	–
Due from banks	**2.66 – 3.41**	**3.85 – 4.28**	**4.23**	1.26 – 1.34	2.06 – 2.31	0.46
Securities [(a)]	**2.47 – 4.11**	**3.12 – 6.17**	**3.74 – 5.27**	1.24 – 3.94	2.62 – 4.04	1.23 – 5.14
Loans and advances to customers	**3.33 – 4.41**	**3.72 – 6.91**	**5.75 – 14.56**	2.77 – 4.07	2.70 – 5.11	2.87 – 11.84
Liabilities						
Due to banks	**2.49 – 2.60**	**3.86 – 4.25**	**4.44**	1.02 – 1.06	2.15 – 2.18	0.43
Due to non-bank customers	**0 – 1.20**	**1.82 – 4.12**	**2.71 – 4.16**	0 – 0.33	0.58 – 1.60	0.09 – 0.73
Subordinated term debts	**–**	**5.00 – 7.88**	**–**	–	5.00 – 7.88	–

(a) Securities include Singapore Government securities and treasury bills, debt securities at fair value through profit or loss, pledged debt securities and non-trading debt securities, and excludes equities.

(c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The table below summarises the Group's assets and liabilities at carrying amounts at 31 December, categorised by currency:

In $ millions	Singapore dollar	US dollar	Hong Kong dollar	Others	Total
2005					
Cash and balances with central banks	**4,716**	**36**	**70**	**164**	**4,986**
Due from banks	**5,325**	**9,126**	**1,692**	**7,673**	**23,816**
Securities [(a)]	**12,992**	**21,545**	**3,191**	**12,589**	**50,317**
Loans and advances to customers	**32,843**	**15,984**	**24,323**	**6,312**	**79,462**
Other assets [(b)]	**11,472**	**6,080**	**2,953**	**1,118**	**21,623**
Total assets	**67,348**	**52,771**	**32,229**	**27,856**	**180,204**
Due to banks	**660**	**4,618**	**798**	**2,883**	**8,959**
Due to non-bank customers	**64,112**	**22,676**	**19,736**	**10,360**	**116,884**
Other liabilities [(c)]	**5,513**	**12,168**	**6,470**	**5,655**	**29,806**
Subordinated term debts	**–**	**5,365**	**–**	**–**	**5,365**
Total liabilities	**70,285**	**44,827**	**27,004**	**18,898**	**161,014**
Minority interests	**2,466**	**–**	**–**	**–**	**2,466**
Shareholders' funds	**16,724**	**–**	**–**	**–**	**16,724**
Total equity	**19,190**	**–**	**–**	**–**	**19,190**
Net on-balance sheet position	**(22,127)**	**7,944**	**5,225**	**8,958**	**–**
Net off-balance sheet position	**21,870**	**(15,785)**	**(3,279)**	**(2,806)**	**–**

In $ millions	Singapore dollar	US dollar	Hong Kong dollar	Others	Total
2004					
Cash and balances with central banks	9,986	143	240	110	10,479
Due from banks	3,596	14,944	1,885	4,744	25,169
Securities [(a)]	13,285	19,069	3,751	10,993	47,098
Loans and advances to customers	31,829	11,809	21,433	4,588	69,659
Other assets [(b)]	12,708	6,280	3,206	1,072	23,266
Total assets	71,404	52,245	30,515	21,507	175,671
Due to banks	727	7,781	821	1,610	10,939
Due to non-bank customers	62,052	23,709	17,900	9,545	113,206
Other liabilities [(c)]	5,926	7,225	9,000	5,419	27,570
Subordinated term debts	–	5,081	–	–	5,081
Total liabilities	68,705	43,796	27,721	16,574	156,796
Minority interests	2,431	–	–	–	2,431
Shareholders' funds	16,444	–	–	–	16,444
Total equity	18,875	–	–	–	18,875
Net on-balance sheet position	(16,176)	8,449	2,794	4,933	–
Net off-balance sheet position	15,203	(9,272)	(1,958)	(3,973)	–

(a) Securities include Singapore Government securities and treasury bills, securities at fair value through profit or loss, non-trading securities and securities pledged.

(b) Other assets include positive replacement values, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets.

(c) Other liabilities include negative replacement values, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities.

The table below analyses the Group's net structural currency exposure by functional currency at 31 December:

In $ millions	Net investments in overseas operations [(a)]	Financial instruments which hedge the net investments [(b)]	Remaining structural currency exposures
2005			
US dollar	**350**	**349**	**1**
Hong Kong dollar	**4,445**	**4,394**	**51**
Others	**1,381**	**718**	**663**
Total	**6,176**	**5,461**	**715**
2004			
US dollar	295	285	10
Hong Kong dollar	4,104	4,017	87
Others	1,092	525	567
Total	5,491	4,827	664

(a) Refer to net tangible assets of subsidiaries/joint ventures/associates and capital funds/retained earnings of overseas branches operations.

(b) Include forwards and non-deliverable forwards used to hedge the investments.

(d) Credit risk

Credit risk represents the loss, which the Group would suffer if a client or counterparty failed to meet its contractual obligations. Senior management sets the overall direction and policy for managing credit risk at the enterprise level. In so doing, it directs the risk appetite and underwriting activities for various countries, industries and counterparties taking into account factors such as prevailing business and economic conditions. The Group is guided by a set of Group-wide credit principles and policies which have been developed with the objective of promoting best practices and consistent credit risk management standards throughout the organisation.

Exposure to credit risk is managed through a sound, well-defined credit granting process which includes the assessment of repayment likelihood, the establishment of appropriate credit limits, and the employment of various credit risk mitigation techniques such as appropriate credit structuring, and posting of collateral and/or third party support. The Group also uses credit derivative instruments to manage its credit risk exposures through risk transfer to third parties.

The maximum exposure to credit risk is limited to the amounts on the balance sheet as well as commitments to extend credit, without taking into account the fair value of any collateral and master netting arrangements.

– Derivatives

At any one time, the credit exposure of derivative transactions is limited to the positive mark-to-market value to the Group, which in general is only a fraction of the derivative contract or notional amount used to express the volume of instruments. This credit exposure, together with potential exposures from market movements, is managed as part of the overall lending limits to the counterparties. Credit exposures on these instruments are usually unsecured, except where the Group enters into collateralised margin transactions with counterparties.

– Master netting arrangements

The Group further manages its credit exposure by entering into master netting arrangements with counterparties where appropriate and feasible to do so. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities as transactions are usually accounted for individually on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are settled on a net basis.

– Credit-related commitments

Financial guarantees and standby letters of credit, which represent undertakings that the Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans even though they are of contingent nature. Documentary and commercial letters of credit, which are undertakings by the Group on behalf of a customer, are usually collateralised by the underlying shipments of goods to which they relate and therefore exhibit different risk characteristics from direct borrowing.

Commitments to extend credit include unused portions of loan commitments, guarantees or letters of credit. The majority of unused commitments are contingent upon customers observing or meeting certain credit terms and conditions.

44 CONCENTRATION RISK

The Group's risk management processes also ensure that an acceptable level of risk diversification is maintained across the Group on an ongoing basis. Limits are established and regularly monitored in respect of country exposures and major industry groups, as well as for single counterparty exposures. Control structures are in place to ensure that appropriate limits are in place, exposures are monitored against these limits, and appropriate actions are taken if limits are breached.

44.1 Cross-border exposures

At 31 December 2005, the Group had exposures to various countries where net exposure exceeded 1% of the Group's total assets. The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

The Group's exposures exceeding 1% of the Group total assets as at 31 December were as follows:

	Loans and debt securities				Total exposure	
In $ millions	Banks	Central banks and Government securities	Non-banks [a]	Investments	Amount	As a % of Total assets
Assets in	(1)	(2)	(3)	(4)	(5)=(1+2+3+4)	(6)
2005						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	**1,186**	**2,199**	**27,702**	**272**	**31,359**	**17.4**
United States	**1,392**	**2,937**	**4,619**	**370**	**9,318**	**5.2**
South Korea	**3,106**	**791**	**1,963**	**–**	**5,860**	**3.3**
United Kingdom	**3,002**	**28**	**2,266**	**100**	**5,396**	**2.9**
Germany	**3,163**	**507**	**569**	**7**	**4,246**	**2.4**
China	**1,235**	**59**	**2,519**	**43**	**3,856**	**2.1**
Australia	**2,644**	**–**	**1,100**	**32**	**3,776**	**2.1**
India	**2,370**	**365**	**771**	**41**	**3,547**	**2.0**
Indonesia	**564**	**1,005**	**1,630**	**5**	**3,204**	**1.8**
Netherlands	**2,187**	**19**	**929**	**5**	**3,140**	**1.7**
Total	**20,849**	**7,910**	**44,068**	**875**	**73,702**	**40.9**

In $ millions Assets in	Loans and debt securities Banks (1)	Central banks and Government securities (2)	Non-banks [a] (3)	Investments (4)	Total exposure Amount (5)=(1+2+3+4)	As a % of Total assets (6)
2004						
Top 10 countries						
(Net exposure >1% of Total assets)						
Hong Kong	1,169	2,500	24,842	351	28,862	16
United States	2,184	2,540	4,257	314	9,295	5.3
United Kingdom	3,909	15	1,678	113	5,715	3.3
South Korea	2,619	1,230	1,144	18	5,011	2.9
Netherlands	2,740	21	1,002	7	3,770	2.1
Taiwan	1,732	910	919	13	3,574	2.0
Australia	2,736	–	541	–	3,277	1.9
Germany	2,319	732	193	–	3,244	1.8
France	2,150	245	582	18	2,995	1.7
Malaysia	724	255	1,794	64	2,837	1.6
Total	22,282	8,448	36,952	898	68,580	39

(a) Non-bank loans include loans to government and quasi-government entities.

45 LIQUIDITY RISK

Liquidity risk is the potential earnings volatility arising from being unable to fund portfolio assets at reasonable rates over required maturities. Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. DBS seeks to manage its liquidity to meet its obligations under normal as well as adverse circumstances, and take advantage of arising lending and investment opportunities. As part of its liquidity risk management, the Group focuses on a number of components, including tapping available sources of liquidity, preserving necessary funding capacity and contingency planning.

The table below analyses assets and liabilities of the Group at 31 December based on the remaining period at balance sheet date to the contractual maturity date. However, contractual terms may not be representative of the behavior of assets and liabilities.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2005								
Cash and balances with central banks	**2,391**	**267**	**755**	**107**	**67**	**–**	**1,399**	**4,986**
Due from banks	**3,959**	**8,341**	**6,180**	**2,569**	**1,719**	**859**	**189**	**23,816**
Securities [a]	**14,671**	**1,069**	**2,634**	**4,551**	**12,359**	**12,828**	**2,205**	**50,317**
Loans and advances to customers	**7,186**	**7,413**	**8,428**	**10,962**	**10,771**	**34,597**	**105**	**79,462**
Other assets [b]	**253**	**23**	**24**	**14**	**29**	**14**	**21,266**	**21,623**
Total assets	**28,460**	**17,113**	**18,021**	**18,203**	**24,945**	**48,298**	**25,164**	**180,204**
Due to banks	**3,338**	**1,497**	**2,067**	**1,175**	**351**	**523**	**8**	**8,959**
Due to non-bank customers	**70,806**	**19,608**	**12,160**	**6,597**	**2,303**	**5,410**	**–**	**116,884**
Other liabilities [c]	**1,959**	**1,108**	**1,086**	**1,756**	**3,880**	**7,743**	**12,274**	**29,806**
Subordinated term debts	**–**	**–**	**–**	**–**	**435**	**4,930**	**–**	**5,365**
Total liabilities	**76,103**	**22,213**	**15,313**	**9,528**	**6,969**	**18,606**	**12,282**	**161,014**
Minority interests	**–**	**–**	**–**	**–**	**–**	**–**	**2,466**	**2,466**
Shareholders' funds	**–**	**–**	**–**	**–**	**–**	**–**	**16,724**	**16,724**
Total equity	**–**	**–**	**–**	**–**	**–**	**–**	**19,190**	**19,190**
Net liquidity gap	**(47,643)**	**(5,100)**	**2,708**	**8,675**	**17,976**	**29,692**	**(6,308)**	**–**

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
2004								
Cash and balances with central banks	2,422	1,000	2,552	3,650	122	–	733	10,479
Due from banks	3,030	8,455	9,559	3,353	401	333	38	25,169
Securities [(a)]	14,040	766	1,893	4,735	12,270	11,474	1,920	47,098
Loans and advances to customers	7,876	6,288	7,764	7,672	10,712	29,326	21	69,659
Other assets [(b)]	486	26	6	21	31	34	22,662	23,266
Total assets	27,854	16,535	21,774	19,431	23,536	41,167	25,374	175,671
Due to banks	4,063	2,246	2,272	1,563	486	309	–	10,939
Due to non-bank customers	73,786	19,161	5,936	5,505	2,498	6,320	–	113,206
Other liabilities [(c)]	1,641	1,906	1,364	1,889	2,926	6,026	11,818	27,570
Subordinated term debts	–	–	–	–	427	4,654	–	5,081
Total liabilities	79,490	23,313	9,572	8,957	6,337	17,309	11,818	156,796
Minority interests	–	–	–	–	–	–	2,431	2,431
Shareholders' funds	–	–	–	–	–	–	16,444	16,444
Total equity	–	–	–	–	–	–	18,875	18,875
Net liquidity gap	(51,636)	(6,778)	12,202	10,474	17,199	23,858	(5,319)	–

(a) Securities include Singapore Government securities and treasury bills, securities at fair value through profit or loss, non-trading securities and securities pledged.

(b) Other assets include positive replacement values, investments in associates, goodwill on consolidation, properties and other fixed assets, deferred tax assets and other assets.

(c) Other liabilities include negative replacement values, bills payable, current and deferred tax liabilities, other debt securities in issue and other liabilities.

46 SEGMENTAL REPORTING

46.1 Business segment reporting

The business segment results are prepared based on information and data generated from the Group's internal financial reporting systems and adjusted to reflect the organisation's management reporting structure. The activities of the Group are highly integrated and accordingly, internal allocation has to be made in preparing the segment information. As a result, amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Definitions of business segments have been refined and comparative figures were adjusted to provide consistent comparison with current year's definitions. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and customer/other segments.

The various customer segments are described below:

– Consumer Banking

Consumer Banking provides individual customers with a diverse range of banking and related financial services. The products and services offered to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments and investment products.

– Enterprise Banking

Enterprise Banking provides financial services and products to small and medium-sized businesses. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade services and financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

– Corporate and Investment Banking

Corporate and Investment Banking provides tailored and unique financial solutions to large corporate and institutional clients. The products and services offered to customers include direct lending, corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, and private equity.

– Global Financial Markets

Global Financial Markets provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest

rate/credit/equity and other structured derivatives. Income from financial products and services relating to other customer segments, e.g. Consumer Banking, Enterprise Banking and Corporate and Investment Banking, is reflected in the respective customer segments. Global Financial Markets also provides equity services through DBS Vickers Securities ("DBSV"). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.

– Central Treasury Unit
Central Treasury Unit is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

– Central Operations
Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include funding costs of the Group's associates and subsidiaries and gains/losses on properties. Private banking activities and asset management activities are included in this segment.

The following table analyses the results, total assets and total liabilities of the Group by business segments:

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
2005							
Operating income	**1,731**	**738**	**818**	**618**	**187**	**549**	**4,641**
Operating profit before tax and goodwill charges	**792**	**373**	**473**	**235**	**176**	**417**	**2,466**
Income tax expense							**(353)**
Net profit after tax and before goodwill charges							**1,952**
Goodwill charges							**(1,128)**
Net profit attributable to shareholders							**824**
Other Information							
Total assets before goodwill	**29,518**	**18,396**	**32,824**	**68,758**	**24,047**	**858**	**174,401**
Goodwill on consolidation							**5,803**
Total assets							**180,204**
Total liabilities	**68,415**	**17,862**	**17,953**	**32,980**	**1,417**	**22,387**	**161,014**
Capital expenditure	**34**	**19**	**7**	**23**	**9**	**133**	**225**
Depreciation	**29**	**15**	**3**	**20**	**7**	**74**	**148**
2004							
Operating income	1,594	744	706	961	361	610	4,976
Operating profit before tax and goodwill charges	571	366	500	578	332	659	3,006
Income tax expense							(420)
Net profit after tax and before goodwill charges							2,435
Goodwill charges							(440)
Net profit attributable to shareholders							1,995
Other Information							
Total assets before goodwill	28,125	16,045	27,097	71,529	23,292	2,652	168,740
Goodwill on consolidation							6,931
Total assets							175,671
Total liabilities	65,125	15,233	15,482	39,221	2,468	19,267	156,796
Capital expenditure	14	7	3	12	3	61	100
Depreciation	30	14	4	19	6	74	147

46.2 Geographical segment reporting

Operating income and net profit attributable to shareholders ("Net profit") are based on the country in which the transactions are booked. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, operating income and net profit are stated after elimination of inter-group assets and revenues.

	The Group		
In $ millions	Total assets	Operating income	Net profit
2005			
Singapore	**116,087**	**3,037**[a]	**1,374**[a]
Hong Kong	**41,393**	**1,266**	**481**
Rest of Greater China [b]	**5,861**	**92**	**4**
South and Southeast Asia [c]	**3,781**	**141**	**100**
Rest of the World [d]	**7,279**	**105**	**(7)**
Sub-total	**174,401**	**4,641**	**1,952**
Goodwill	**5,803**	**–**	**(1,128)**
Total	**180,204**	**4,641**	**824**

	The Group		
In $ millions	Total assets	Operating income	Net profit
2004			
Singapore	115,665	3,279[a]	1,716[a]
Hong Kong	40,111	1,384	588
Rest of Greater China [b]	3,783	68	19
South and Southeast Asia [c]	2,756	168[b]	111
Rest of the World [d]	6,425	77	1
Sub-total	168,740	4,976	2,435
Goodwill	6,931	–	(440)
Total	175,671	4,976	1,995

(a) Includes one-time gains of $303 million and $497 million in 2005 and 2004 respectively.

(b) Rest of Greater China, includes branch operations in China and Taiwan.

(c) South and Southeast Asia, includes branch and subsidiary operations in India, Indonesia, Malaysia, Thailand and the Philippines.

(d) Rest of the World, includes branch operations in South Korea, Japan, United States of America and United Kingdom.

47 LIST OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

The significant operating subsidiaries in the Group are listed below:

	Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2005	Effective shareholding % 2004
	Held by the Company						
1.	DBS Bank Ltd	Retail, corporate and investment banking services	Singapore	SGD	1,962	**100**	100
	Held by DBS Bank						
2.	DBS Vickers Securities Holdings Pte Ltd	Investment holding	Singapore	SGD	207	**100**	100
3.	DBS Asset Management Ltd	Investment management services	Singapore	SGD	4	**100**	100
4.	DBS Nominees Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
5.	DBS Trustee Ltd	Trustee services	Singapore	SGD	3	**100**	100
6.	DBS China Square Ltd	Property investment holding	Singapore	SGD	125	**70**	70
7.	DBS Asia Capital Limited *	Corporate finance and advisory services	Hong Kong	HKD	92	**100**	100
8.	PT Bank DBS Indonesia *	Commercial banking and financial services	Indonesia	IDR	1,300,000	**99**	99
.	DBSAM Funds	Collective investment scheme	Luxembourg	USD	15	**68**	77
0.	DBS Diamond Holdings Ltd	Investment holding	Bermuda	USD	2,245	**100**	100
1.	DBS Capital Funding Corporation **	Capital funding	Cayman Islands	USD	#	**100**	100
	Held by other subsidiaries						
.	DBS Vickers Securities (Singapore) Pte Ltd	Securities and futures broker	Singapore	SGD	50	**100**	100
.	DBS Vickers Securities Online (Singapore) Pte Ltd	Securities broker	Singapore	SGD	10	**100**	100
.	DBS Vickers Securities Online Holdings Pte Ltd	Investment holding	Singapore	SGD	42	**73**	73

	Name of subsidiary	Principal activities	Country of incorporation	Share capital Currency	In millions	Effective shareholding % 2005	2004
15.	DBS Asset Management (United States) Pte Ltd	Investment management services	Singapore	SGD	#	**100**	100
16.	DBS Vickers Research Singapore Pte Ltd	Investment advisory services	Singapore	SGD	1	**100**	100
17.	DBS Vickers Securities Nominees (Singapore) Pte Ltd	Nominee services	Singapore	SGD	#	**100**	100
18.	DBS Bank (Hong Kong) Limited *	Retail, corporate and investment banking services	Hong Kong	HKD	5,200	**100**	100
19.	DBS Asset Management (Hong Kong) Ltd *	Investment management services	Hong Kong	HKD	13	**100**	100
20.	DBS Corporate Services (Hong Kong) Limited *	Investment holding and corporate services	Hong Kong	HKD	1	**100**	100
21.	DHB Limited *	Investment holding	Hong Kong	HKD	500	**100**	100
22.	DBS Vickers Securities Online (HK) Limited *	Securities broker	Hong Kong	HKD	137	**100**	100
23.	DBS Vickers (Hong Kong) Limited *	Securities and futures broker	Hong Kong	HKD	150	**100**	100
24.	Kenson Asia Ltd *	Corporate services	Hong Kong	HKD	#	**100**	100
25.	Kingly Management Ltd *	Corporate services	Hong Kong	HKD	#	**100**	100
26.	Worldson Services Ltd *	Corporate services	Hong Kong	HKD	#	**100**	100
27.	Ting Hong Nominees Limited *	Nominee services	Hong Kong	HKD	#	**100**	100
28.	DBS Vickers Securities Nominees (Hong Kong) Limited *	Nominee services	Hong Kong	HKD	#	**100**	100
29.	PT DBS Vickers Securities (Indonesia)*	Securities broker	Indonesia	IDR	55,000	**99**	75
30.	DBS Vickers Securities (Thailand) Co. Ltd *	Securities broker	Thailand	THB	396	**100**	10
31.	DHJ Management Limited *	Corporate services	British Virgin Islands	USD	#	**100**	10
32.	JT Administration Limited *	Corporate services	British Virgin Islands	USD	#	**100**	10
33.	Market Success Limited *	Corporate services	British Virgin Islands	USD	#	**100**	10
34.	Kendrick Services Limited **	Corporate directorship services	British Virgin Islands	USD	#	**100**	10
35.	Lushington Investment Limited **	Corporate shareholding services	British Virgin Islands	USD	#	**100**	10
36.	Quickway Limited **	Corporate directorship services	British Virgin Islands	USD	#	**100**	
37.	DBS Group (Hong Kong) Limited *	Investment holding	Bermuda	USD	356	**100**	1
38.	DBS Vickers Securities (UK) Ltd *	Securities broker	United Kingdom	GBP	#	**100**	1
39.	DBS Vickers Securities (USA), Inc *	Securities broker	United States	USD	#	**100**	1
40.	DBS Trustee H.K. (Jersey) Limited *	Trustee services	Jersey	GBP	#	**100**	1

\# *Amount under $500,000*

* *Audited by Ernst & Young firms outside Singapore.*

** *No statutory audit was performed for these companies as it is not mandatory under local laws and regulations.*

The significant joint ventures in the Group are listed below:

	Name of joint venture	Principal activities	Country of incorporation	Share capital Currency	In millions	Effective shareholdin 2005	2
	Held by DBS Bank						
1.	Ayala DBS Holdings Inc.	Investment holding	The Philippines	PHP	3,340	**40**	
	Held by other subsidiaries						
2.	Hutchinson DBS Card Limited	Provision of credit card services	British Virgin Islands	HKD	1	**50**	

The significant associates in the Group are listed below:

	Name of associate	Principal activities	Country of incorporation	Share capital Currency	Share capital In millions	Effective shareholding % 2005	Effective shareholding % 2004
	Quoted – Held by DBS Bank						
1.	Bank of the Philippine Islands	Commercial banking and financial services	The Philippines	PHP	22,386	**20.4**	20.4
2.	Cholamandalam Investments and Finance Company Limited	Consumer finance	India	INR	379	**20.0**	–
	Quoted – Held by other subsidiaries						
3.	Hwang – DBS (Malaysia) Bhd	Investment holding	Malaysia	RM	259	**23.1**	22.9
	Unquoted – Held by DBS Bank						
4.	Capital OK Company Limited	Consumer finance	Thailand	THB	2,200	**40.0**	40.0
5.	Century Horse Group Limited	Investment holding	British Virgin Islands	USD	#	**20.0**	20.0
6.	Clearing and Payment Services Pte Ltd	Provides service infrastructure for clearing payment and settlement of financial transactions	Singapore	SGD	#	**33.3**	33.3
7.	Investment and Capital Corporation of the Philippines	Financial services	The Philippines	PHP	300	**20.0**	20.0
8.	Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	SGD	1	**33.3**	33.3
9.	Nextmall Holdings Corporation	Supermarket	Cayman Islands	USD	#	**33.7**	33.7
10.	Orix Leasing Singapore Ltd	Lease and hire-purchase financing of equipment	Singapore	SGD	3	**30.0**	30.0
	Unquoted – Held by other subsidiaries						
11.	Hwang-DBS Investment Management Berhad (formerly known as Hwang-DBS Unit Trust Berhad)	Investment management services	Malaysia	RM	10	**42.3**	42.1
12.	Hwang-DBS Resources Sdn Bhd (formerly known as Hwang-DBS Asset Management (Malaysia) Sdn Bhd)	Leasing of movable assets	Malaysia	RM	3	**23.1**	37.5
13.	Hwang-DBS Vickers Research (Malaysia) Sdn Bhd [(a)]	Investment management	Malaysia	RM	3	**49.0**	49.0
14.	Singapore Africa Investment Management Pte Ltd	Investment management	Singapore	USD	#	**30.0**	30.0
15.	Southern Africa Investment Pte Ltd	Venture capital investment	Singapore	USD	#	**25.0**	25.0
16.	Singapore Consortium Investment Management Ltd	Investment management services	Singapore	SGD	1	**33.3**	33.3

\# *Amount under $500,000*

(a) *Effective shareholding is 60.8% (2004: 60.7%) due to indirect shareholding of 11.8% (2004: 11.7%) through Hwang-DBS (Malaysia) Bhd. There is no control over indirect shareholding, thus consolidation was not applied.*

Income Statement

For the year ended 31 December

In $ millions	Note	2005	2004[1]
Operating income			
Interest income		**3,774**	2,712
Interest expense		**1,870**	1,051
Net interest income		**1,904**	1,661
Net fee and commission income		**588**	525
Net trading income		**133**	474
Net gain from non-trading investments		**80**	705
Other income	2	**497**	142
Total operating income		**3,202**	3,507
Operating expenses			
Personnel expenses		**651**	619
General and administrative expenses		**562**	544
Depreciation of properties and other fixed assets		**89**	87
Provisions for credit and other losses		**939**	1
Total operating expenses		**2,241**	1,251
Operating profit before tax		**961**	2,256
Income tax expense		**246**	329
Net profit for the year		**715**	1,927

1/ Figures for 2004 have been restated to reflect the effects on adoption of new or revised Singapore Financial Reporting Standards.

(see notes on pages 100 to 102, which form part of these financial statements)

Balance Sheet

As at 31 December

In $ millions	Note	2005	2004[1]
Assets			
Cash and balances with central banks		**4,791**	10,218
Singapore Government securities and treasury bills		**9,843**	11,124
Due from banks		**17,776**	19,658
Other financial securities at fair value through profit or loss		**14,173**	9,559
Positive replacement values		**9,206**	10,574
Loans and advances to customers		**54,489**	47,021
Non-trading investments		**15,996**	13,775
Securities pledged		**433**	2,510
Subsidiaries	3	**11,066**	12,147
Investments in associates		**631**	595
Properties and other fixed assets		**435**	614
Deferred tax assets		**27**	94
Other assets		**3,557**	2,177
Total assets		**142,423**	140,066
Liabilities			
Due to banks		**8,035**	10,120
Negative replacement values		**8,646**	10,130
Due to non-bank customers		**85,355**	84,891
Bills payable		**351**	265
Current tax liabilities		**499**	548
Other liabilities		**9,169**	5,903
Other debt securities in issue		**4,639**	3,295
Due to holding company		**59**	90
Due to subsidiaries	4	**2,934**	2,420
Due to related companies		**5**	5
Subordinated term debts		**4,930**	4,654
Total liabilities		**124,622**	122,321
Net assets		**17,801**	17,745
Equity			
Share capital	5	**1,962**	1,962
Share premium account		**10,134**	10,134
Non-distributable reserves	6	**2,665**	2,462
Revenue reserves	6	**3,040**	3,187
Shareholders' funds		**17,801**	17,745
Total equity		**17,801**	17,745
Off balance sheet items			
Contingent liabilities		**7,389**	7,095
Commitments		**61,654**	54,413
Financial derivatives		**1,380,765**	1,515,959

1/ Figures for 2004 have been restated to reflect the effects on adoption of new or revised Singapore Financial Reporting Standards.

(see notes on pages 100 to 102, which form part of these financial statements)

Notes to the Supplementary Financial Statements

Year ended 31 December

The supplementary financial statements of DBS Bank Ltd ("DBS Bank") are extracted from the Audited Statutory Accounts of DBS Bank for the financial year ended 31 December 2005. The statutory accounts of DBS Bank, which contained an unqualified audit report, will be delivered to the Accounting & Corporate Regulatory Authority in accordance with the Singapore Companies Act.

1 SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by DBS Bank are consistent with those applied by the Group as disclosed in Note 2 of the "Notes to the Financial Statements" ("Notes") in DBSH Consolidated Financial Statements.

2 OTHER INCOME

Other income included dividend income received from subsidiaries and associates as follows:

In $ millions	2005	2004
Dividends from subsidiaries	**33**	26
Dividends from associates	**38**	32
Total	**71**	58

3 SUBSIDIARIES

In $ millions	2005	2004
Cost	**11,344**	11,439
Impairment allowance	**(873)**	(141)
	10,471	11,298
Due from subsidiaries	**595**	849
Total	**11,066**	12,147

For the year ended 31 December 2005, an impairment charge of $732 million has been recorded in "Provision for credit and other losses" in the income statement. This is attributed to the investment in DBS Bank (Hong Kong) Ltd, where the carrying value has been written down to its recoverable amount. The recoverable amount is determined based on value-in-use calculation.

4 DUE TO SUBSIDIARIES

	The Company	
In $ millions	2005	2004
Subordinated term debts	**1,352**	1,283
Amounts due to subsidiaries	**1,582**	1,137
Total	**2,934**	2,420

The subordinated term debts were issued by DBS Bank to DBS Capital Funding Corporation, both wholly-owned subsidiaries of DBSH, on 21 March 2001 and mature on 15 March 2051. The notes comprised Series A Subordinated Note of US$725 million and Series B Subordinated Note of S$100 million. Interest is payable in arrears on 15 March and 15 September each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to 15 March 2011. Thereafter, interest is payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.2% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B).

5 SHARE CAPITAL OF THE COMPANY

In $ millions	2005	2004
Authorised		
2,000,000,000 ordinary shares	**2,000**	2,000
600,000,000 non-redeemable convertible preference shares	**1,200**	1,200
300,000,000 non-voting convertible preference shares	**300**	300
800,000 non-cumulative redeemable non-convertible perpetual preference shares and each with a liquidation preference	#	#
17,500 non-cumulative redeemable non-convertible perpetual preference shares and each with a liquidation preference	#	#
1,100,000,000 non-cumulative non-convertible perpetual preference shares and each with a liquidation preference	**11**	11
100 non-cumulative redeemable preference shares and each with a liquidation preference	#	#
100 non-cumulative Class A redeemable preference shares and each with a liquidation preference	#	#
	1,511	1,511
Issued and fully paid-up		
1,962,302,697 (2004: 1,962,302,697) ordinary shares	**1,962**	1,962
11,000,000 (2004: 11,000,000) non-cumulative non-convertible perpetual preference shares	#	#
Total Issued and Paid-up Share Capital of the Company	**1,962**	1,962

Amount under $500,000

There was no movement in share capital during the current financial year.

6 RESERVES

6.1 Non-distributable reserves

In $ millions	2005	2004
Revaluation and cash flow hedge reserves	**235**	–
Other non-distributable reserves	**2,430**	2,462
	2,665	2,462

Movements in revaluation and cash flow hedge reserves during the year were as follows:

In $ millions	Available-for-sale investments revaluation reserves	Cash flow hedge reserves	Total
On adoption of FRS 39 at 1 January 2005	297	–	297
Net valuation taken to equity	(3)	28	25
Transferred to income statement on sale	(71)	–	(71)
Tax on items taken directly to or transferred from equity	(11)	(5)	(16)
Balance at 31 December 2005	212	23	235

Movements in other non-distributable reserves during the year were as follows:

In $ millions	General reserves [a]	Capital reserves [b]	Share plan reserves	Total
Balance at 1 January 2005				
– as previously reported	**2,233**	**221**	**–**	**2,454**
– effect of adoption of new or revised FRS	**–**	**–**	**8**	**8**
Balance at 1 January as restated	**2,233**	**221**	**8**	**2,462**
Appropriation from income statement	**36**	**–**	**–**	**36**
Net exchange translation adjustments	**–**	**(85)**	**–**	**(85)**
Cost of share-based payments	**–**	**–**	**23**	**23**
Draw-down of reserves upon vesting of performance shares	**–**	**–**	**(6)**	**(6)**
Balance at 31 December 2005	**2,269**	**136**	**25**	**2,430**
Balance at 1 January 2004				
– as previously reported	2,136	177	–	2,313
– effect of adoption of new or revised FRS	–	–	2	2
Balance at 1 January as restated	2,136	177	2	2,315
Appropriation from income statement	97	–	–	97
Net exchange translation adjustments	–	44	–	44
Cost of share-based payments	–	–	6	6
Balance at 31 December 2004	2,233	221	8	2,462

(a) *The movements in General reserves relate to the amounts transferred to the Reserve Fund to comply with the Banking Act, and the other statutory regulations.*

(b) *The Capital reserves include net exchange translation adjustments arising from translation differences on net investments in foreign subsidiaries, associates and branches, and the related foreign currency borrowings designated as a hedge.*

6.2 Revenue reserves

In $ millions	2005	2004
Balance at 1 January		
– as previously reported	**3,205**	1,841
– effect of adoption of new or revised FRS	**(18)**	(8)
Balance at 1 January as restated	**3,187**	1,833
On adoption of FRS 39 at 1 January 2005	**(122)**	–
Net profit for the year	**715**	1,927
Transfer to general reserves	**(36)**	(97)
Amount available for distribution	**3,744**	3,663
Less: $0.33 (2004: $0.22) tax exempt ordinary dividends	**651**	423
6% on preference dividends, net of 20% tax paid	**53**	53
Balance at 31 December	**3,040**	3,187

Directors' Report

The Directors are pleased to submit their report to the Members together with the audited consolidated financial statements of DBS Group Holdings Ltd ("the Company") for the financial year ended 31 December 2005, which have been prepared in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

BOARD OF DIRECTORS

The Directors in office at the date of this report are:

Koh Boon Hwee – Chairman (Appointed Director on 15 June 2005 and Chairman on 1 January 2006)
Jackson Tai – Chief Executive Officer & Vice Chairman
Frank Wong Kwong Shing – Chief Operating Officer
Ang Kong Hua – (Appointed 21 March 2005)
Andrew Buxton – (Appointed 17 February 2006)
Goh Geok Ling
Kwa Chong Seng
Leung Chun Ying
N R Narayana Murthy
Peter Ong Boon Kwee
John Alan Ross
Wong Ngit Liong

Messrs Frank Wong Kwong Shing, Goh Geok Ling, Kwa Chong Seng and Narayana Murthy will retire at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election.

In accordance with Article 101 of the Company's Articles of Association, Messrs Koh Boon Hwee and Andrew Buxton will retire and, being eligible, will offer themselves for re-election pursuant to Article 101.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial year, was the Company a party to any arrangement, the object of which, is to enable the Directors to acquire benefits through the acquisition of shares in or debentures of the Company or any other body corporate save as disclosed in this report under the headings **"Directors' interest in shares and debentures"**, **"DBSH Share Option Plan"** and **"DBSH Performance Share Plan"**.

DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The following Directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, an interest in shares of the Company and related corporations as stated below:

	Holdings in which Directors have a direct interest		Holdings in which Directors are deemed to have an interest	
	As at 31 Dec 2005	As at 31 Dec 2004 (or date of appointment if later)	As at 31 Dec 2005	As at 31 Dec 2004 (or date of appointment if later)
DBSH ordinary shares				
Koh Boon Hwee	–	–	–	–
Jackson Tai	**148,822**	90,800	–	–
Frank Wong Kwong Shing	**204,872**	187,850	–	–
Ang Kong Hua	–	–	–	–
Andrew Buxton*	**NA**	NA	–	–
Goh Geok Ling	**2,100**	2,100	–	–
Kwa Chong Seng	**42,129**	42,129	**50,000**	–
Leung Chun Ying	–	–	–	–
John Alan Ross	**10,000**	5,000	–	–
N R Narayana Murthy	**2,000**	–	–	–
Peter Ong Boon Kwee	–	–	–	–
Wong Ngit Liong	–	–	–	–
Unissued ordinary shares under the DBSH Share Option Plan				
Jackson Tai	**440,175**	386,675	–	–
Frank Wong Kwong Shing	**448,050**	394,550	–	–
DBS Bank 6% non-cumulative non-convertible perpetual preference shares				
Jackson Tai	**250**	250	–	–
Wong Ngit Liong	**6,000**	6,000	–	–

* *Appointed 17 February 2006*

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2006.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or has become entitled to receive a benefit under a contract which is required to be disclosed by Section 201(8) of the Singapore Companies Act save as disclosed in this report or in the financial statements of the Company and of the Group.

DBSH SHARE OPTION PLAN

The DBS Bank Share Option Plan (the "DBS Bank Option Plan") was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on 19 June 1999 to replace the DBS Bank Option Scheme. At an Extraordinary General Meeting held on 18 September 1999, the shareholders of the Company adopted the DBSH Share Option Plan (the "Option Plan") to replace the DBS Bank Option Plan, following the restructuring of DBS Bank as a wholly-owned subsidiary of the Company. Particulars of the share options granted under the Option Plan in 1999, 2000, 2001, 2002, 2003 and 2004 (herewith called "1999 DBSH Options", "March/July 2000 DBSH Options", "March/June/August 2001 DBSH Options", "January/March/August/October/December 2002 DBSH Options", "February/March 2003 DBSH Options" and "March 2004 DBSH Options") have been set out in the Directors' Reports for the years ended 31 December 1999, 2000, 2001, 2002, 2003 and 2004 respectively.

The movements of the unissued ordinary shares of the Company in outstanding DBSH options granted under the Option Plan were as follows:

DBSH Options	Number of unissued ordinary shares 1 January 2005	During the year Granted	Exercised	Forfeited	Number of unissued ordinary shares 31 December 2005	Exercise price per share	Expiry date
July 1999	3,356,783	–	436,995	203,765	2,716,023	$15.30	27 July 2009
March 2000	1,497,000	–	–	168,000	1,329,000	$20.87	5 March 2010
July 2000	1,062,000	–	–	94,000	968,000	$22.33	26 July 2010
March 2001	10,673,000	–	–	2,060,000	8,613,000	$17.70	14 March 2011
June 2001	21,000	–	–	–	21,000	$14.76	31 May 2011
August 2001	936,000	–	512,000	4,000	420,000	$12.93	31 July 2011
January 2002	50,500	–	–	–	50,500	$13.70	1 January 2012
March 2002	10,252,210	–	1,324,510	974,420	7,953,280	$14.73	27 March 2012
August 2002	896,700	–	356,000	64,900	475,800	$12.27	15 August 2012
October 2002	9,260	–	9,260	–	–	$11.73	9 October 2012
December 2002	20,000	–	–	–	20,000	$11.47	17 December 2012
February 2003	10,997,430	–	2,240,690	479,520	8,277,220	$10.40	23 February 2013
March 2003	15,000	–	9,000	6,000	–	$9.18	9 March 2013
March 2004	6,962,500	–	235,154	648,188	6,079,158	$14.73	1 March 2014
March 2005	–	2,815,600	3,300	261,000	2,551,300	$15.07	28 February 2015
	46,749,383	2,815,600	5,126,909	4,963,793	39,474,281		

Total options of 107,000 were granted to executive directors Mr Jackson Tai and Mr Frank Wong Kwong Shing during the financial year.

Information on the Option Plan, "March 2005 DBSH Options" granted under the Option Plan is as follows:

(i) Options to subscribe for the Company's ordinary shares could be granted to the Group executives who hold the rank of Vice President (or equivalent rank) and above and selected employees of the Group of a rank below the rank of Vice President (or equivalent rank). This would also include executives of associated companies of the Group who hold the rank of Vice President (or equivalent rank); and non-executive directors of the Company.

The persons to whom the "March 2005 DBSH Options" have been granted may be eligible to participate in the DBSH Performance Share Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) The date of expiration of the "March 2005 DBSH Options" is 28 February 2015 unless they have been cancelled or have lapsed prior to that date.

(iii) The subscription price for each share in respect of which a DBSH Option (other than "March 2005 DBSH Options") is exercisable is the average of the last dealt prices ("Market Price") for the Company's shares, as determined by reference to the daily official list published by the Singapore Exchange Securities Trading Ltd ("SGX-ST"), for the three consecutive trading days immediately preceding the date of the grant.

(iv) DBSH Options with subscription prices that are equal to the Market Price may be exercised, in whole or in part, one year after the date of the grant up to the date of expiration of the options, and in accordance with a vesting schedule to be determined by the Compensation Committee.

(v) Adjustments may be made to the number of the Company's shares which may be acquired by a participant, or the subscription price or both, in the event of any variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution), upon the written confirmation of the auditors of the Company that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

Other than the DBSH Options granted under the Option Plan as disclosed herein, there were no outstanding options granted by the Company as at the end of the financial year.

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

DBSH PERFORMANCE SHARE PLAN

The DBS Bank Performance Share Plan was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on 19 June 1999. At an Extraordinary General Meeting held on 18 September 1999, the shareholders of the Company adopted the DBSH Performance Share Plan (the "Performance Share Plan"), to replace the DBS Bank Performance Share Plan, following the restructuring of DBS Bank as a wholly-owned subsidiary of the Company.

During the financial year, awards in respect of an aggregate of 2,913,630 ordinary shares were granted pursuant to the DBSH Performance Share Plan, to selected employees of the Group. This included 204,080 awards granted to executive directors Mr Jackson Tai and Mr Frank Wong Kwong Shing. The awards represented a 100% payout. The payout at the end of the performance period have ranged from a minimum of 50% of the shares awarded to 200%, depending on the Group's performance as measured by return on equity.

Information on the Performance Share Plan is as follows:

(i) the Company's ordinary shares could be granted to the Group executives who hold the rank of Vice President (or equivalent rank) and above and selected employees of the Group of a rank below the rank of Vice President (or equivalent rank). This would also include executives of associated companies of the Group who hold the rank of Vice President (or equivalent rank); and non-executive directors of the Company.

   The participants of the Performance Share Plan may be eligible to participate in the DBSH Share Option Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) Participants are awarded ordinary shares of the Company, their equivalent cash value or a combination of both ("DBSH Awards"), when the prescribed performance targets are met. The DBSH Awards are granted at the absolute discretion of the Compensation Committee.

(iii) The Performance Share Plan shall continue to be in force at the discretion of the Compensation Committee, subject to a maximum period of ten years commencing from 18 September 1999, provided always that the Performance Share Plan may continue beyond the above stipulated period with the approval of the shareholders of the Company by ordinary resolution in general meeting and of any relevant authorities which may then be required.

(iv) DBSH Awards may be granted at any time in the course of a financial year, and may lapse by reason of cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or the participant, being a non-executive director, ceases to be a director, or a take-over, winding up or reconstruction of the Company.

(v) The aggregate nominal amount of new ordinary shares of the Company which may be delivered (pursuant to DBSH Awards granted) under the Performance Share Plan, when added to the nominal amount of new ordinary shares issued and issuable in respect of all DBSH Awards granted under the Performance Share Plan, and all options granted under the Option Plan, shall not exceed 15% of the issued share capital of the Company on the day preceding the relevant date of the DBSH Award. The number of existing ordinary shares purchased from the market which may be delivered pursuant to the DBSH Award will not be subject to any limit.

(vi) Subject to the prevailing legislation and SGX-ST guidelines, the Company will have the flexibility to deliver ordinary shares of the Company to participants upon vesting of their DBSH Awards by way of an issue of new ordinary shares and/or the purchase of existing ordinary shares.

(vii) The nominal amount, class and/or number of ordinary shares of the Company comprised in a DBSH Award to the extent not yet vested, and/or which may be granted to participants, are subject to adjustment by reason of any variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution), upon the written confirmation of the auditors of the Company that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

AUDIT COMMITTEE

The Audit Committee comprised non-executive directors Mr Ang Kong Hua (Chairman), Mr Goh Geok Ling and Mr Peter Ong Boon Kwee. As part of its functions, it assists the Board in discharging its responsibilities for the Group's financial announcements, internal control issues and regulatory compliance as well as to oversee the objectivity and effectiveness of the internal and external auditors.

In its review of the audited financial statements for the financial year ended 31 December 2005, the Audit Committee has discussed with management and the external auditors the accounting principles that were applied and their judgement on the items that might affect the financials. Based on the review and discussions with management and the external auditors, the Audit Committee is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The Audit Committee has received the requisite information from Ernst & Young ("E&Y") and has considered the financial, business and professional relationship between E&Y and the Group. It is of the view that such relationship is compatible with maintaining E&Y's independence.

The Audit Committee recommends to the Board of Directors the re-appointment of E&Y as external auditors at the forthcoming Annual General Meeting of the Company on 30 March 2006.

AUDITORS

Ernst & Young have expressed their willingness to accept re-appointment as external auditors.

On behalf of the Directors

Koh Boon Hwee

Jackson Tai

7 February 2006
ingapore

Statement by the Directors

We, Koh Boon Hwee and Jackson Tai, being two of the Directors of DBS Group Holdings Ltd ("the Company"), state that, in the opinion of the Directors, the income statement, balance sheet, the statement of changes in shareholders' equity and the cash flow statement and, together with the notes thereon as set out on pages 54 to 102, are drawn up so as to give a true and fair view of the state of affairs of the Company and the Group, consisting of the Company and its subsidiaries, at 31 December 2005, the results, changes in equity and cash flows of the Group for the financial year ended on that date and there are reasonable grounds to believe that the Company and the Group will be able to pay their debts as and when they fall due.

On behalf of the Directors

Koh Boon Hwee

Jackson Tai

17 February 2006
Singapore

Report of the Auditors

To the Members of DBS Group Holdings Ltd (incorporated in Singapore)

We have audited the accompanying financial statements of DBS Group Holdings Ltd ("the Company") and its subsidiaries ("the Group") set out on pages 54 to 102 for the year ended 31 December 2005. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards, including the modification of the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore, so as to give a true and fair view of the state of affairs of the Group and of the Company at 31 December 2005, the results, changes in equity and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young
Certified Public Accountants

17 February 2006
Singapore

Ten-Year Summary of Operations of DBSH Group

	2005	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**
Income ($ millions)										
Operating profit before taxation	**1,338**	2,566	1,562	1,615	1,548	1,675	1,041	44	562	836
Net profit attributable to shareholders	**824**	1,995	1,061	1,103	986	1,389	1,072	112	458	670
Selected Balance Sheet Data										
Assets ($ millions)										
Total assets	**180,204**	175,671	159,479	149,425	151,429	111,208[4]	106,465	100,037	65,984	55,738
Customer loans and advances including bills	**79,462**	69,659	64,330	60,704	68,202	52,024	54,370	56,215	40,135	31,013
Investment in quoted and unquoted securities and shares	**50,902**	47,589	41,229	27,785	24,892	14,403	14,593	11,086	5,702	5,276
Liabilities ($ millions)										
Deposits and other accounts of customers	**116,884**	113,206	108,041	101,315	106,771	80,721	82,268	73,858	33,557	30,600
Total deposits	**125,843**	124,145	115,538	106,191	115,217	92,774	89,759	86,477	54,038	45,142
Borrowings and debt securities	**13,763**	12,704	10,061	9,435	9,114	3,812	2,818	1,123	1,848	1,661
Capital and Reserves ($ millions)										
Paid-up non-voting redeemable, convertible preference share capital	**66**	66	66	66	66	66	–	–	–	–
Paid-up non-redeemable, convertible preference share capital	**–**	–	–	–	–	–	–	412	536	656
Paid-up non-voting, convertible preference share capital	**#**	#	20	20	25	25	147	225	–	–
Issued and paid-up ordinary share capital	**1,498**	1,493	1,470	1,469	1,447	1,216	1,178	928	703	691
Ordinary shareholders' funds	**16,291**	16,011	14,259	13,681	13,007	9,899	9,921	7,800	7,494	6,243
Total (ordinary and preference) shareholders' funds	**16,724**	16,444	14,818	14,241	13,602	10,495	10,876	9,812	8,030	6,899
Financial Ratios										
Dividend cover for ordinary shares (number of times)	**1.17**	4.14	3.03	3.15	3.18	3.32	5.05	1.65	4.86	8.11
Adjusted gross dividends per ordinary share[3] ($)	**0.58**	0.40	0.30	0.30	0.30	0.45	0.26	0.16	0.15	0.13
Adjusted earnings per ordinary share after tax[3] ($)	**0.54**	1.33	0.71	0.74	0.77	1.13	0.97	0.10	0.52	0.77
Net tangible asset backing per ordinary share[2] ($)	**6.99**	6.08	4.67	4.07	5.38	8.14	8.42	7.68	8.43	7.14
Return (after tax) on average total shareholders' funds (%)	**4.97**	12.76	7.31	7.91	8.79	12.89	10.35	1.29	5.72	10.30
Total shareholders' funds to total assets	**0.09**	0.09	0.09	0.10	0.09	0.09	0.10	0.10	0.12	0.12
US$/S$ exchange rate as at 31 December	**1.66**	1.63	1.70	1.74	1.85	1.73	1.67	1.65	1.68	1.40

Notes:

1 *Above figures have been restated to reflect the effects on adoption of new or revised Singapore Financial Reporting Standards.*

2 *Net tangible asset backing per ordinary share has been adjusted for bonus issues in 1998 and 1999, and rights issues in 1998.*

3 *Gross dividends per ordinary share and earnings per ordinary share after tax have been adjusted for bonus issues in 1998 and 1999, and rights issues in 1998.*

4 *Total assets exclude "Life fund assets attributible to policyholders".*

\# *Amount less than $500,000*

Further Information on Directors

MR KOH BOON HWEE

Academic and Professional Qualifications:

Bachelor of Science in Mechanical Engineering (1st Class Hons)
Imperial College, University of London

Master in Business Administration (with Distinction)
Harvard Business School

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Chairman
2	DBS Bank Ltd	Chairman
3	MediaRing Ltd	Executive Director
4	Sunningdale Tech Ltd	Executive Chairman & CEO
5	Agilent Technologies, Inc.	Director
6	Four Soft Ltd	Director
7	AAC Acoustic Technologies Holdings Ltd	Chairman
8	Infiniti Solutions Ltd	Chairman
9	Temasek Holdings (Pte) Ltd	Director
10	First Spring Ltd	Director
11	800buy.com	Chairman
12	Wuthelam Holdings Ltd	Chairman
13	Nanyang Technological University Council	Chairman
14	Singapore Business Federation	Council Member
15	Harvard Singapore Foundation	Director
16	Lee Kuan Yew School of Public Policy	Member

Directorships for the past 3 years

	Company	Title
1	Innovalues Precision Ltd	Director
2	Citiraya Industries Ltd	Director
3	QAD Inc, USA	Director
4	Intelsat Ltd, Bermuda	Director
5	BroadVision, Inc, USA	Director
6	Connexwave Pte Ltd	Director
7	Insuretrek Pte Ltd	Director
8	Aims Lab Pte Ltd	Director
9	Anytime Pte Ltd	Director
10	Centre for Effective Leadership (Asia) Pte Ltd	Director
11	Delteq Ltd	Director
12	Xuehui Holdings Pte Ltd	Director
13	Chateray Ltd, Hong Kong	Director
14	Pro-Tem Governing Board of the Lee Kuan Yew School of Public Policy, Singapore	Member
15	Norelco UMS Holdings Ltd	Director
16	Singapore Airlines Ltd	Chairman
17	SIA Engineering Company Ltd	Chairman

MR JACKSON TAI

Academic and Professional Qualifications:

Master of Business Administration
Harvard University

Bachelor of Science
Rensselaer Polytechnic Institute

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Vice Chairman
2	DBS Bank Ltd	Vice Chairman
3	DBS Bank (Hong Kong) Limited	Director
4	DBS Diamond Holdings Limited	Chairman
5	DBS Group (HK) Limited	Director
6	DBS Group Holdings (Hong Kong) Ltd	Chairman
7	Hutchison DBS Card Limited	Director
8	PT Bank DBS Indonesia	President Commissioner
9	CapitaLand Limited	Director
10	MasterCard Asia/Pacific	Director
11	Singapore Telecommunications Limited	Director
12	ABS Council	Council Member
13	Asian Art Museum of San Francisco	Trustee
14	Asian Civilisations Museum	Director
15	Committee of 100, USA	Director
16	Dr Goh Keng Swee Scholarship Fund	Director
17	Rensselaer Polytechnic Institute	Trustee
18	San Francisco Symphony	Board of Governor
19	Singapore Business Federation	Council Member
20	Singapore Institute of Directors	Fellow
21	The Institute of Banking and Finance	Council Member
22	The University of Hong Kong (Faculty of Business and Economics)	Director
23	Ayala DBS Holdings Inc.	Director

Directorships for the past 3 years

	Company	Title
1	Dao Heng Finance Limited	Director
2	DBS Overseas Limited	Director
3	BPI Capital Corporation	Director
4	Bank of the Philippine Islands	Director
5	Jones Lang LaSalle Incorporated	Director

MR FRANK WONG KWONG SHING

Academic and Professional Qualifications:

Hong Kong English School Certificate

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	DBS Bank Ltd	Vice Chairman
3	DBS Bank (Hong Kong) Limited	Chairman
4	DBS Group (HK) Limited	Chairman
5	DBS Diamond Holdings Ltd	Deputy Chairman
6	China Mobile (Hong Kong) Ltd	Director
7	Ayala DBS Holdings Inc.	Director
8	Singapore Tourism Board	Director
9	The University of Hong Kong	Member of the University Court

Directorships for the past 3 years

	Company	Title
1	DBS Kwong On Limited	Director
2	DBS Overseas Limited	Chairman
3	Dao Heng Finance Ltd	Chairman
4	SNP Leefung Holdings Limited	Director
5	Bank of the Philippine Islands	Director

MR ANG KONG HUA

Academic and Professional Qualifications:

Bachelor of Science (2nd Class Upper Honours) in Economics
University of Hull, UK

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	DBS Bank Ltd	Director
3	Bangkok Synthetics Co. Ltd	Director
4	GIC Special Investments Private Limited	Director
5	Government of Singapore Investment Corporation Private Limited	Director
6	K1 Ventures Limited	Director
7	Lieng Chung Corporation (Kowloon) Ltd	Director
8	NatSteel Ltd	Executive Director
9	Neptune Orient Lines Ltd	Director

Directorships for the past 3 years

	Company	Title
1	Singapore Post Pte Ltd	Chairman
2	Southern NatSteel (Xiamen) Ltd	Director
3	Singapore Telecommunications Ltd	Chairman
4	Intraco Ltd	Chairman
5	Eastern Industries Private Limited	Chairman
6	Eastern Pretech Pte Ltd	Chairman
7	NatSteel Chemicals Ltd	Director
8	SteelAsia Manufacturing Corporation	Director
9	SteelAsia Development and Management Corporation	Director
10	Southern Steel Berhad	Director
11	Crown Central Assets Limited	Director
12	Glory Central Holdings Limited	Director

MR GOH GEOK LING

Academic and Professional Qualifications:

Bachelor of Engineering
University of Sydney

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	DBS Bank Ltd	Director
3	Venture Corporation Ltd	Director
4	02 Micro Pte Ltd	Director
5	Plato Pte Ltd	Director
6	Plato Capital Ltd	Director
7	02Micro International Limited	Director
8	SembCorp Industries Ltd	Director
9	Sembcorp Marine Ltd	Chairman
10	Yew Lian Property & Investment (Pte) Ltd	Director
11	Marigold Holdings (Pte) Ltd	Executive Director
12	Nanyang Technological University	Council Member

Directorships for the past 3 years

	Company	Title
1	ASTI Holdings Ltd	Director
2	Singapore Technologies Pte Ltd	Director
3	Tuas Power Ltd	Chairman

MR KWA CHONG SENG

Academic and Professional Qualifications:

Bachelor of Engineering
University of Singapore

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	DBS Bank Ltd	Director
3	ExxonMobil Asia Pacific Pte Ltd	Chairman
4	Esso China Inc.	Chairman
5	Temasek Holdings (Pte) Ltd	Deputy Chairman
6	ExxonMobil Oil Singapore Pte Ltd (In members' voluntary winding up)	Chairman
7	Mobil Asia Marketing Pte Ltd (In members' voluntary winding up)	Director
8	Mobil South Asia Investments Ltd	Director
9	Temasek Capital (Private) Ltd	Director

Directorships for the past 3 years

	Company	Title
1	Media Corporation of Singapore Pte Ltd	Chairman
2	MediaCorp Publishing Pte Ltd	Chairman
3	MediaCorp Radio Singapore Pte Ltd	Chairman
4	MediaCorp Studios Pte Ltd	Chairman
5	MediaCorp TV Singapore Pte Ltd	Chairman
6	MediaCorp TV12 Singapore Pte Ltd	Chairman
7	MediaCorp Technologies Pte Ltd	Chairman

MR LEUNG CHUN YING

Academic and Professional Qualifications:

Hon. Doctor of Business Administration
University of the West of England

Hon. Doctor of Business Administration
Hong Kong Polytechnic University

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	DBS Bank Ltd	Director
3	DBS Bank (Hong Kong) Limited	Director
4	ACE Link Property Ltd	Director
5	Ascendas Pte Ltd	Director
6	Banson Investments Ltd	Director
7	Beson Investments Ltd	Director
8	Bowman Hospitality Services Ltd	Director
9	Brilliant Time Investment Ltd	Director
10	China Homes Ltd	Director
11	CY Leung & Co. Ltd	Director
12	CY Leung (China) Ltd	Director
13	Dragon Foundation Ltd	Director
14	DTZ Cyberdata (Shenzhen) Ltd	Director
15	DTZ Debenham Tie Leung Assets Management Ltd	Director
16	DTZ Debenham Tie Leung Cyberdata Ltd	Director
17	DTZ Debenham Tie Leung Investment Services Ltd	Director
18	DTZ Debenham Tie Leung Ltd	Director
19	DTZ Debenham Tie Leung Project Services Ltd	Director
20	DTZ Debenham Tie Leung Property Management Ltd	Director
21	DTZ Debenham Tie Leung-Beijing	Director
22	DTZ Debenham Tie Leung-Chongqing	Director
23	DTZ Debenham Tie Leung-Dalian	Director
24	DTZ Debenham Tie Leung-Guangzhou	Director
25	DTZ Debenham Tie Leung (Guangzhou) Property Management Ltd	Director
26	DTZ Debenham Tie Leung Hotel Management Ltd	Director
27	DTZ Debenham Tie Leung-Shanghai	Director
28	DTZ Debenham Tie Leung-Tianjin	Director
29	DTZ Facility Management Ltd	Director
30	DTZ Japan K.K.	Director
31	DTZ Japan Ltd	Director
32	DTZ Pacific Holdings Ltd	Director
33	DTZ Tie Leung Co. Ltd	Director
34	DTZ.com Ltd	Director
35	DTZ.com.hk Ltd	Director
36	DTZWorld.com Ltd – Cayman	Director
37	DTZworld.com Ltd – Hong Kong	Director
38	EastInn Hospitality Services Ltd	Director
39	EuroAsia Properties Ltd	Director
40	Sing Tao News Corporation Limited (formerly known as Global China Technology Group Ltd)	Director
41	HK Millennium Ltd	Director
42	Keppel Corporation Ltd	Director
43	Lotvest Ltd	Director
44	One Country Two Systems Research Institute Ltd	Director
45	Shenzhen DTZ Debenham Tie Leung Valuation & Advisory Services Ltd	Director
46	The Hong Kong Coalition of Professional Services Ltd	Director
47	Wintrack Worldwide Ltd	Director

Directorships for the past 3 years

	Company	Title
1	DBS Group (HK) Limited	Director
2	Dao Heng Finance Ltd	Director
3	DBS Overseas Limited	Director
4	Jumbo Land Ltd	Director

MR NARAYANA MURTHY

Academic and Professional Qualifications:

Masters in Technology
Indian Institute of Technology, Kanpur

Bachelor of Engineering
University of Mysore

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	DBS Bank Ltd	Director
3	Infosys Technologies Limited	Chairman
4	Central Board of the Reserve Bank of India	Director
5	Indian Institute of Information Technology, Bangalore	Chairman
6	Indian Institute of Management, Ahmedabad	Chairman
7	University of Pennsylvania's Wharton School	Member of the Board of Overseers
8	Cornell University	Board of Trustees
9	William F. Achtmeyer Center for Global Leadership at the Tuck School of Business	Board of Advisors
10	Singapore Management University	Board of Trustees
11	Infosys Technologies (Shanghai) Co Ltd	Chairman
12	BT Asia Pacific Advisory Board, Belgium	Director
13	Infosys Consulting Inc, USA	Director
14	New Delhi Television Ltd	Director
15	Stanford Graduate School of Business Advisory Council	Member
16	Hero Mindmine Advisory Board	Member
17	INSEAD's Global India Council & International Council	Member
18	Lafarge International Advisory Board	Member
19	United Nations Foundation	Director
20	Yale University President's Council on International Activities	Advisory Group Member

Directorships for the past 3 years

	Company	Title
1	Bangalore International Airport Ltd	Director
2	Indo-British Partnership	Co-Chairman

MR PETER ONG BOON KWEE

Academic and Professional Qualifications:

Master of Business Administration
Stanford University

Bachelor of Economics (Honours)
University of Adelaide

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	DBS Bank Ltd	Director
3	Maritime and Port Authority of Singapore	Chairman
4	Calvary Baptist Church	Deacon
5	INSEAD National Council	Member
6	Value Innovation Action Tank Ltd	Director
7	Singapore-India Partnership Foundation	Director

Directorships for the past 3 years

	Company	Title
1	TIF Ventures Pte Ltd	Director
2	Alpha Society	Chairman

MR JOHN ALAN ROSS

Academic and Professional Qualifications:

Master of Business Administration
The Wharton School of The University of Pennsylvania

Bachelor of Arts
Hobart College

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	DBS Bank Ltd	Director
3	Jewish Museum, New York	Board Member/Trustee
4	Metropolitan Opera Guild	Board Member/Trustee
5	German Marshall Fund of US, Washington, D.C.	Board Member/Trustee
6	Hobart & William Smith Colleges	Trustee
7	AirTV Holdings Inc	President

Directorships for the past 3 years

	Company	Title
1	Deutsche Bank Trust Corporation	Director
2	Deutsche Bank Trust Company Americas	Director
3	Global Mezzanine Inc	Director
4	Singapore Technologies Pte Ltd – International Advisory Panel	Member
5	GMI Capital Corporation	Director
6	AirTV Limited	President
7	LarkSat Limited	President

MR WONG NGIT LIONG

Academic and Professional Qualifications:

Bachelor of Engineering (1st Class Hons)
University of Malaya

Master of Science (Elect. Engrg)
University of California at Berkeley

Master of Business Administration (Distinction)
McGill University

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	DBS Bank Ltd	Director
3	Advanced Products Corporation Pte Ltd	Director
4	Cebelian Holdings Pte Ltd	Director
5	NUS Council	Chairman
6	EAS Security Systems Pte Ltd	Director
7	Innovative Trek Technology Pte Ltd	Director
8	Multitech Systems Pte Ltd	Director
9	NLW Pte Ltd	Director
10	Pintarmas Sdn Bhd	Director
11	PT Venture Electronics Indonesia	Director
12	SIA Engineering Company Ltd	Director
13	V-Design Services (M) Sdn Bhd	Director
14	Technocom Systems Sdn Bhd	Director
15	Univac Precision Engineering Pte Ltd	Director
16	Ventech Data Systems Pte Ltd	Director
17	Ventech Investments Ltd	Director
18	Venture Corporation Limited	Chairman & CEO
19	Venture Electronics (Europe) B.V.	Director
20	Venture Electronics International, Inc.	Director
21	Venture Electronics Solutions Pte Ltd	Director
22	Venture Electronics Spain, S.L.	Director
23	Venture Hungary Electronics Manufacturing Limited Liability Company	Director
24	VIPColor Technologies Pte Ltd	Director
25	VIPColor Technologies USA, Inc.	Director
26	VM Services, Inc.	Director
27	VS Electronics Pte Ltd	Director
28	Royal Philips Electronics	Director

Directorships for the past 3 years

	Company	Title
1	Singapore Exchange Ltd	Director
2	International Enterprise Singapore	Director

Shareholding Statistics

I Class of Shares – Ordinary Share
Voting Rights – One vote per share

			As at 10 February 2006	
Size of holdings	**No. of Shareholders**	**%**	**No. of Shares**	**%**
1 – 999	6,268	24.69	1,795,482	0.12
1,000 – 10,000	17,273	68.05	44,749,448	2.99
10,001 – 1,000,000	1,817	7.16	67,506,313	4.50
1,000,001 & above	26	0.10	1,384,446,837	92.39
Total	25,384	100.00	1,498,498,080	100.00
Location of Shareholders				
Singapore	23,647	93.16	1,487,191,434	99.25
Malaysia	1,050	4.14	6,001,102	0.40
Overseas	687	2.70	5,305,544	0.35
Total	25,384	100.00	1,498,498,080	100.00

Twenty Largest Shareholders (As shown in the Register of Members and Depository Register)

		No. of shareholdings	%
1	DBS Nominees Pte Ltd	357,492,056	23.86
2	Raffles Nominees Pte Ltd	263,390,352	17.58
3	Maju Holdings Pte Ltd	234,497,040	15.65
4	Temasek Holdings (Pte) Ltd	185,673,795	12.39
5	Citibank Nominees Singapore Pte Ltd	110,584,014	7.38
6	HSBC (Singapore) Nominees Pte Ltd	107,052,860	7.14
7	United Overseas Bank Nominees Pte Ltd	46,946,902	3.13
8	Morgan Stanley Asia (Singapore) Securities Pte Ltd	18,175,198	1.21
9	DB Nominees (S) Pte Ltd	14,263,221	0.95
10	Lee Pineapple Company Pte Ltd	8,750,000	0.58
11	Dexia Nominees (S) Pte Ltd	5,546,564	0.37
12	DBS Vickers Securities (S) Pte Ltd	4,625,237	0.31
13	Merrill Lynch (Singapore) Pte Ltd	2,808,808	0.19
14	KEP Holdings Limited	2,500,000	0.17
15	Macquarie Securities (S) Pte Ltd	2,403,275	0.16
16	Societe Generale Singapore Branch	2,378,321	0.16
17	Oversea Chinese Bank Nominees Pte Ltd	2,321,926	0.15
18	Eng Hueng Fook Henry	2,224,965	0.15
19	Western Properties Pte Ltd	2,184,000	0.15
20	UOB Kay Hian Pte Ltd	2,056,546	0.14
	Total	1,375,875,080	91.82

II Class of Shares – Non-Voting Redeemable Convertible Preference Shares ("NVRCPS")
Voting Rights – Please see Article 6A of the Articles of Association.
Sole Shareholder of 66,475,374 NVRCPS: Minister for Finance Incorporated holding through DBS Nominees (Private) Limited.

III Class of Shares – Non-Voting Convertible Preference Shares ("NVCPS")
Voting Rights – Please see Article 6 of the Articles of Association.
Sole Shareholder of 120,436 NVCPS: Minister for Finance Incorporated holding through DBS Nominees (Private) Limited.

Substantial ordinary shareholders (As shown in the Register of Substantial Shareholders as at 10 February 2006)

	Direct Interest No. of Shares	%	Deemed Interest No. of Shares	%
Maju Holdings Pte Ltd	234,497,040	15.65	–	–
Temasek Holdings (Pte) Ltd	185,673,795	12.39	239,567,790	15.99

1 Maju Holdings Pte Ltd ("Maju") is a wholly-owned subsidiary of Temask Holdings (Pte) Ltd.
2 Temasek Holdings (Pte) Ltd, a company wholly-owned by Minister for Finance Incorporated, is deemed interested in the 234,497,040 shares held by Maju.

As at 10 February 2006, approximately 71.96% of DBSH's issued ordinary shares is held by the public and, therefore, Rule 723 of the Listing Manual is complied with.

International Banking Offices

DBS Bank
Bangkok Representative Office
7th Floor, Main Building
393 Silom Road
Bangkok 10500, Thailand
Tel: (66 2) 636 6364; 636 6365
Fax: (66 2) 636 6366

DBS Bank
Beijing Branch
Units 1009-1018
Level 10, China World Tower 1
No 1 Jianguomenwai Avenue
Beijing 100004
The People's Republic of China
Tel: (86 10) 6505 1216
Fax: (86 10) 6505 4831

DBS Bank
Guangzhou Branch
Unit 1006, 10/F
Fortune Plaza West Tower
Ti Yu East Road
Guangzhou 510620
The People's Republic of China
Tel: (86 20) 3884 8010
Fax: (86 20) 3884 8060

DBS Bank
Hong Kong Branch
16th Floor, Man Yee Building
68 Des Voeux Road Central
Central, Hong Kong
Tel: (852) 2868 3386
Fax: (852) 2596 0577

DBS Bank
Kuala Lumpur
Representative Office
#08-01, Menara Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur, Malaysia
Tel: (603) 2148 8338
Fax: (603) 2148 8083

DBS Bank
Labuan Branch
Level 12 (E) Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 W.P. Labuan, Malaysia
Tel: (6 087) 423 375
Fax: (6 087) 423 376

DBS Bank
London Branch
4th Floor, Paternoster House
65 St Paul's Churchyard
London EC4M 8AB, UK
Tel: (44 207) 489 6550
Fax: (44 207) 489 5850

DBS Bank
Los Angeles Agency
445 South Figueroa Street
Suite 3550, Los Angeles
CA 90071, USA
Tel: (1 213) 627 0222
Fax: (1 213) 627 0228

DBS Bank
Manila Representative Office
18th Floor, BPI Building
Ayala Avenue corner
Paseo de Roxas
Makati City, The Philippines
Tel: (632) 845 5112
Fax: (632) 750 2144

DBS Bank
Mumbai Branch
Fort House, 3rd Floor
221, Dr. D.N. Road, Fort
Mumbai 400001, India
Tel: (91 22) 5638 8888
Fax: (91 22) 5638 8899

DBS Bank
New Delhi Branch
Upper Ground Floor, Birla Tower
25, Barakhamba Road
New Delhi 110001, India
Tel: (91 11) 3041 8888
Fax: (91 11) 3041 8899

DBS Bank
Seoul Branch
18th Floor, Seoul Finance
Center Building
84-1, 1-ka Taepyungro Chung-ku
Seoul, Republic of Korea
Tel: (822) 6322 2660
Fax: (822) 732 7953

DBS Bank
Shanghai Branch
28th Floor, Azia Center
133 Yin Cheng Bei Road
Pudong, Shanghai 200120
The People's Republic of China
Tel: (86 21) 3896 8888
Fax: (86 21) 3896 8989

DBS Bank
Taipei Branch
Taipei 101 Tower
Room B, 28th Floor
7 Xin Yi Road, Sec 5
Taipei 110, Taiwan
Tel: (886 2) 8101 0598
Fax: (886 2) 8101 0589

DBS Bank
Tokyo Branch
508 Yurakucho Denki Building
7-1 Yurakucho 1-chome
Chiyoda-ku
Tokyo 1000006, Japan
Tel: (813) 3213 4411
Fax: (813) 3213 4415

DBS Bank
Yangon Representative Office
#0502 Level 5 Sakura Tower
339 Bogyoke Aung San Street
Kyauktada Township
Yangon, Myanmar
Tel: (951) 255 407; 255 055
Fax: (951) 255 100

DBS Bank (Hong Kong)
Dongguan Representative Office
Room 01-03, 19/F
Jin Yuan Centre
No 1 Ke Yuan South Road
Guangdong, Dongguan 523000
The People's Republic of China
Tel: (86 769) 2117 698; 2117 868
Fax: (86 769) 2118 856

DBS Bank (Hong Kong)
Fuzhou Representative Office
Block A, 23/F, World Trade Plaza
71 Wusi Road, Fuzhou 350001
The People's Republic of China
Tel: (86 591) 8754 4080
Fax: (86 591) 8754 4079

DBS Bank (Hong Kong)
Hangzhou Representative Office
258 Zhong He Zhong Road
Unit F, 25/F, Richful International
Trade Plaza, Hangzhou 310003
The People's Republic of China
Tel: (86 571) 8788 1288
Fax: (86 571) 8788 1289

DBS Bank (Hong Kong)
Macau Branch
Nos 5 a 7E da Rua de Santa Clara
Edif. Ribeiro, Loja C e D.
Macau
Tel: (853) 329 338
Fax: (853) 323 711

DBS Bank (Hong Kong)
Shenzhen Branch
18/F, China Resources Building
5001 Shennan Dong Road
Shenzhen 518001
The People's Republic of China
Tel: (86 755) 8269 0880
Fax: (86 755) 8269 0890

DBS Bank (Hong Kong)
Suzhou Branch
7th Floor, International Building
No. 2 Suhua Road, Suzhou
Industrial Park, Jiang Su 215021
The People's Republic of China
Tel: (86 512) 6288 8090
Fax: (86 512) 6288 8070

DBS Bank (Hong Kong)
Tianjin Representative Office
Unit 1902, 19/F
The Exchange Tower
189 Nanjing Road
Tianjin 300051
The People's Republic of China
Tel: (86 22) 2339 3075;
2339 3073
Fax: (86 22) 2339 3003

Main Subsidiaries & Associated Companies

DBS Bank (Hong Kong) Limited
11th Floor, The Center
99 Queen's Road Central
Central, Hong Kong
Tel: (852) 2218 8822
Fax: (852) 2167 8222
100% owned by DBS Diamond Holdings Ltd, a wholly-owned subsidiary of DBS Bank

DBS Asia Capital Limited
16/F, Man Yee Building
68 Des Voeux Road
Central, Hong Kong
Tel: (852) 2918 0399
Fax: (852) 2868 0250
100% owned by DBS Bank

DBS Asset Management Ltd
8 Cross Street
#08-01, PWC Building
Singapore 048424
Tel: (65) 6878 7801
Fax: (65) 6534 5183
100% owned by DBS Bank

DBS Capital Investments Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6220 7487
100% owned by DBS Bank

DBS Nominees Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

DBS Trustee Ltd
180 Clemenceau Ave
Haw Par Centre, #03-01/04
Singapore 239922
Tel: (65) 6878 8888
Fax: (65) 6338 0360
20% owned by DBS Bank Ltd
20% owned by DBS Vickers Securities Nominees (S'pore) Pte Ltd
20% owned by DBS Vickers Securities Holdings Pte Ltd
20% owned by DBS Nominees Pte Ltd
20% owned by DBS Group Holdings Ltd

DBS Vickers Securities (Singapore) Pte Ltd
8 Cross Street
#02-01, PWC Building
Singapore 048424
Tel: (65) 6533 9688
Fax: (65) 6226 8033
100% owned by DBS Bank
DBS Vickers Securities (Singapore) Pte Ltd is the main operating entity in Singapore of the DBS Vickers Group, which has operations of varying scope and complexity in other jurisdictions including Hong Kong, Malaysia, Thailand and Indonesia

PT Bank DBS Indonesia
Plaza Permata
Ground Floor and 12th Floor
Jalan M. H. Thamrin Kav.57
Jakarta 10350, Indonesia
Tel: (62 21) 390 3366; 390 3368
Fax: (62 21) 390 3488;
390 3383
99% owned by DBS Bank

Bank of the Philippine Islands
BPI Building
Ayala Avenue
corner Paseo de Roxas
Makati City, Metro Manila
The Philippines
Tel: (632) 845 5971; 845 5977;
845 5978
Fax: (632) 845 5980
20.4% owned by DBS Bank

Capital OK Company Limited
1010 Shinawatra Tower 3
5th Floor
Vipahavadi Rangsit Road
Ladyao, Chatuchak
Tel: (662) 793 3999
Fax: (662) 793 3888
40% owned by DBS Bank

Hutchison DBS Card Ltd
22/F, Hutchison House
10 Harcourt Road
Hong Kong
Tel: (852) 2606 8992
Fax: (852) 2687 5911
50% owned by DBS Bank (Hong Kong) Limited

Hwang-DBS (Malaysia) Bhd
Level 2, 3, 4, 7 & 8
Wisma Sri Pinang
60 Green Hall
Penang 10200, Malaysia
Tel: (604) 263 6996
Fax: (604) 263 9597
23% owned by DBS Vickers Securities Malaysia Pte Ltd, an indirect wholly-owned subsidiary of DBS Bank

Investment & Capital Corporation of the Philippines
15th Floor, PS Bank Centre
777 Paseo de Roxas
Makati City, The Philippines
Tel: (632) 811 4656
Fax: (632) 819 0941
20% owned by DBS Bank

Network for Electronic Transfer (Singapore) Pte Ltd
298 Tiong Bahru Road
#04-01/06
Central Plaza
Singapore 168730
Tel: (65) 6272 0533
Fax: (65) 6272 2334
33.3% owned by DBS Bank

Orix Leasing Singapore Ltd
C/o United Overseas Bank Ltd
80 Raffles Place
4th Storey, UOB Plaza 1
Singapore 048624
Tel: (65) 6339 3622
Fax: (65) 6339 4417
30% owned by DBS Bank

Cholamandalam Investment and Finance Company Limited
Dare House, 234
NSC Bose Road
Parrys, Chennai 600001
India
Tel: (91 44) 2534 6400
Fax: (91 44) 2534 6464
37.48% owned by DBS Bank

Financial Calendar

Payment date of 2004 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	20 May 2005
Payment date of 2005 first quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	7 June 2005
Payment date of 2005 second quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	26 August 2005
Payment date of 2005 third quarter Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	28 November 2005
Financial Year-end	31 December 2005
Announcement of first quarter results for 2005	29 April 2005
Announcement of half-year results 2005	29 July 2005
Announcement of third quarter results 2005	28 October 2005
Announcement of full-year results 2005	17 February 2006
Annual General Meeting	30 March 2006
Proposed payment date of 2005 Final Dividend on Ordinary Shares	20 April 2006
Announcement of half-year results 2006	July 2006
Announcement of full-year results 2006	February 2007

Notice of Annual General Meeting

(Incorporated in the Republic of Singapore)

Informal briefing on DBS' 2005 results
Chief Financial Officer Jeanette Wong will take questions on the DBS 2005 Results and contents of the 2005 Annual Report (at 1.30pm) immediately preceding the formal commencement of the Annual General Meeting.

To: All Shareholders

NOTICE IS HEREBY GIVEN that the Seventh Annual General Meeting of the Shareholders of the Company will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Thursday, 30 March 2006 at 2.00 p.m. to transact the following business:

1 To receive and consider the Directors' Report and Audited Accounts for the year ended 31 December 2005 and the Auditors' Report thereon.

2 To declare a Final Dividend of 17 cents per ordinary share, less income tax, for the year ended 31 December 2005. [2004: 22 cents per ordinary share less income tax]

3 To sanction the amount of $1,076,538 proposed as Directors' Fees for 2005. [2004: $976,689]

4 To appoint Messrs Ernst & Young as Auditors of the Company and to authorise the Directors to fix their remuneration.

*5A To re-elect the following Directors retiring under Article 95 of the Company's Articles of Association:

(a) Mr Frank Wong
(b) Mr Goh Geok Ling
(c) Mr Kwa Chong Seng
(c) Mr Narayana Murthy

*5B To re-elect the following Directors retiring under Article 101 of the Company's Articles of Association:

(a) Mr Koh Boon Hwee
(b) Mr Andrew Buxton

6 As Special Business
To consider and, if thought fit, to pass the following Resolutions as ORDINARY RESOLUTIONS:

ORDINARY RESOLUTIONS

6A That the Board of Directors of the Company be and is hereby authorised to offer and grant options in accordance with the provisions of the DBSH Share Option Plan and to allot and issue from time to time such number of ordinary shares in the capital of the Company ("DBSH Ordinary Shares") as may be required to be issued pursuant to the exercise of the options under the DBSH Share Option Plan PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Option Plan and DBSH Performance Share Plan shall not exceed 7.5 per cent of the total number of issued shares in the capital of the Company from time to time.

6B That the Board of Directors of the Company be and is hereby authorised to offer and grant awards in accordance with the provisions of the DBSH Performance Share Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the vesting of awards under the DBSH Performance Share Plan, PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Performance Share Plan and DBSH Share Option Plan shall not exceed 7.5 per cent of the total number of issued shares in the capital of the Company from time to time.

6C That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the issued shares in the capital of the Company (as calculated in accordance with paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent of the issued shares in the capital of the Company (as calculated in accordance with paragraph (2) below);

(2) (subject to such manner of calculation and adjustments as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

   (i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

   (ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of The Board

Heng Lee Cheng (Ms)
Group Secretary
DBS Group Holdings Ltd

8 March 2006
Singapore

** Further information on Mr Koh Boon Hwee, Mr Andrew Buxton, Mr Frank Wong, Mr Goh Geok Ling, Mr Kwa Chong Seng and Mr Narayana Murthy can be found at page 111 onwards.*

NOTES:

An ordinary shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and to vote in his stead. An ordinary shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

A proxy need not be a member of the Company.

The instrument appointing a proxy must be deposited at the Company's Office at 6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809, at least 48 hours before the time for holding the Meeting.

STATEMENT PURSUANT TO ARTICLE 54(C) OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Resolution 6A is to empower the Directors to offer and grant options and to issue ordinary shares in the capital of the Company pursuant to the DBSH Share Option Plan. Although the Rules of the DBSH Share Option Plan provide that the maximum number of ordinary shares which may be issued under the DBSH Share Option Plan and the DBSH Performance Share Plan is limited to 15 per cent of the total number of issued shares in the capital of the Company from time to time, Resolution 6A provides for a lower limit, namely, 7.5 per cent of the total number of issued shares in the capital of the Company from time to time.

Resolution 6B is to empower the Directors to offer and grant awards and to issue ordinary shares in the capital of the Company pursuant to the DBSH Performance Share Plan. Although the Rules of the DBSH Performance Share Plan provide that the maximum number of ordinary shares which may be issued under the DBSH Performance Share Plan and the DBSH Share Option Plan is limited to 15 per cent of the total number of issued shares in the capital of the Company from time to time, Resolution 6B provides for a lower limit, namely, 7.5 per cent of the total number of issued shares in the capital of the Company from time to time.

Resolution 6C is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent of the issued shares in the capital of the Company, with a sub-limit of 20 per cent for issues other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 6C is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 6C is passed, and (b) any subsequent consolidation or subdivision of shares.

PROXY FORM

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

IMPORTANT:
1. For investors who have used their CPF monies to buy DBS Group Holdings Ltd shares, the annual report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. For holders of Non-Voting Convertible Preference Shares (NVCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
3. For holders of Non-Voting Redeemable Convertible Preference Shares (NVRCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
4. This Proxy form is not valid for use by CPF Investors, NVCPS and NVRCPS holders and shall be ineffective for all intents and purposes if used or purported to be used by them.

I / We ______________________________

of ______________________________

being an Ordinary Shareholder(s) of DBS Group Holdings Ltd hereby appoint Mr/Mrs/Ms

NAME	ADDRESS	NRIC/PASSPORT NUMBER	PROPORTION OF SHAREHOLDINGS (%)
and/or (delete as appropriate)			

as my/our proxy/proxies, to vote for me/us and on my/our behalf at the Seventh Annual General Meeting of the Company, to be held on Thursday, March 30, 2006 at 2.00 pm and at any adjournment thereof in the following manner:

NO.	RESOLUTIONS	FOR	AGAINST
1	Adoption of Report and Accounts		
2	Declaration of Final Dividend on Ordinary Shares		
3	Approval of proposed Directors' Fees of $1,076,538		
4	Appointment of Ernst & Young as Auditors		
5A	Re-election of the following Directors retiring under Article 95: (a) Mr Frank Wong (b) Mr Goh Geok Ling (c) Mr Kwa Chong Seng (d) Mr Narayana Murthy		
5B	Re-election of the following Directors retiring under Article 101: (a) Mr Koh Boon Hwee (b) Mr Andrew Buxton		
	SPECIAL BUSINESS		
6A	Approval to grant Options in accordance with the DBSH Share Option Plan		
6B	Approval to grant awards in accordance with the DBSH Performance Share Plan		
6C	Approval to issue Shares pursuant to Section 161 of the Companies Act, Cap 50		

If you wish to exercise all your votes For or Against, please tick with "✔". Alternatively, please indicate the number of votes For or Against each resolution.

If this form of proxy contains no indication as to how the proxy should vote in relation to each resolution, the proxy shall vote as the proxy deems fit.

As witness my/our hand(s) this _________ day of __________ 2006.

NO. OF ORDINARY SHARES HELD	

____
Signature or Common Seal of Shareholder

IMPORTANT PLEASE READ NOTES OVERLEAF



NOTES:

1. Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members.

2. A Member entitled to attend and vote at a Meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him.

3. Where a Member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The Instrument appointing a proxy must be deposited at the office of the Company at 6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809, not less than 48 hours before the time appointed for the Annual General Meeting.

5. The Instrument appointing the proxy or proxies must be under the hand of the appointer or of his attorney duly authorised in writing. Where the Instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a Member may, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore, authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting.

7. The Company shall be entitled to reject the Instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the Instrument appointing a proxy or proxies. In addition, in the case of members whose Ordinary Shares are entered against their names in the Depository Register, the Company may reject any Instrument appointing a proxy or proxies lodged if such Members are not shown to have Ordinary Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia with almost five million customers and operations in 14 markets. The largest bank in Singapore and the fifth largest banking group in Hong Kong as measured by assets, DBS' "AA-" and "Aa2" credit ratings are among the highest in the Asia-Pacific region. DBS has leading positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising.

Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in China, India, Indonesia, Malaysia, Thailand and The Philippines. More information about DBS Group Holdings and DBS Bank can be obtained from our website

Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Website: www.dbs.com
Email: dbs@dbs.com

Co. Reg. No. 199901152M

China
Hong Kong
India
Indonesia
Japan
Korea
Malaysia
Myanmar
Singapore
Taiwan
Thailand
The Philippines
United Kingdom
United States of America

CIRCULAR DATED 8 MARCH 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of DBS Group Holdings Ltd (the "**Company**"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.


DBS

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed alterations to the Articles of Association;

(2) the proposed alterations to the DBSH Performance Share Plan; and

(3) the proposed renewal of the Share Purchase Mandate.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	28 March 2006 at 2.30 p.m.
Date and time of Extraordinary General Meeting	:	30 March 2006 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Seventh Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Auditorium, 3rd Storey DBS Building Tower One 6 Shenton Way Singapore 068809



This page has been intentionally left blank.

CONTENTS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"Awards"	:	Awards in respect of Ordinary Shares granted under the DBSH Performance Share Plan.
"CAR"	:	Capital Adequacy Ratio based on the guidelines set out by the Monetary Authority of Singapore in MAS Notice 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore".
"CDP"	:	The Central Depository (Pte) Limited.
"2005 Circular"	:	The Company's Circular to Shareholders dated 7 April 2005.
"Committee"	:	The Compensation Committee of the Company, which has been duly authorised and appointed by the Directors to administer the Plan.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Companies (Amendment) Act"	:	The Companies (Amendment) Act 2005 of Singapore.
"Company" or **"DBSH"**	:	DBS Group Holdings Ltd.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 76 to 78 of this Circular.
"2005 EGM"	:	The extraordinary general meeting of the Company held on 29 April 2005.
"EPS"	:	Earnings per Ordinary Share.
"Group"	:	The Company and its subsidiaries.
"Income Tax Act"	:	The Income Tax Act, Chapter 134 of Singapore.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 17 February 2006.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Maju"	:	Maju Holdings (Private) Limited.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"MAS"	:	The Monetary Authority of Singapore.
"NAV"	:	Net asset value.
"Ordinary Shares"	:	Ordinary shares in the capital of the Company.

"Plan"	:	The DBSH Performance Share Plan, as modified or altered from time to time.
"ROE"	:	Return on equity.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Ordinary Shares granted pursuant to share option schemes implemented by the Company.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Ordinary Shares.
"Shareholders"	:	Persons who are registered as holders of Ordinary Shares in the Register of Members of the Company and Depositors who have Ordinary Shares entered against their names in the Depository Register.
"SIC"	:	The Securities Industry Council.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or "**per cent.**"	:	Per centum or percentage.

The terms **"Depositor"**, **"Depository Agent"** and **"Depository Register"** shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa.* Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

Directors:

Mr Koh Boon Hwee *(Chairman)*
Mr Jackson Tai
Mr Frank Wong Kwong Shing
Mr Ang Kong Hua
Mr Andrew Buxton
Mr Goh Geok Ling
Mr Kwa Chong Seng
Mr Leung Chun Ying
Mr Narayana Murthy
Mr Peter Ong Boon Kwee
Mr John A. Ross
Mr Wong Ngit Liong

Registered Office:

6 Shenton Way
DBS Building Tower One
Singapore 068809

8 March 2006

To: The Shareholders of
DBS Group Holdings Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM**. The Directors are convening an EGM to be held on 30 March 2006 to seek Shareholders' approval for the following proposals:

(a) the proposed alterations to the Articles;

(b) the proposed alterations to the Plan; and

(c) the proposed renewal of the Share Purchase Mandate.

1.2 **Circular**. The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST**. The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

2. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

2.1 **The Companies (Amendment) Act**. The Companies (Amendment) Act, which came into operation on 30 January 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime. These amendments include the abolition of the concepts of par value and authorised capital, and allowing repurchased shares to be held as treasury shares.

With the abolition of the concept of par value pursuant to the Companies (Amendment) Act, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly. All amounts standing to the credit of a company's share premium account and capital redemption reserves (if any) as at 30 January 2006 would become part of the company's share capital.

The Companies (Amendment) Act also introduced new provisions on share buy backs and treasury shares. Under these new provisions, a company can now repurchase shares out of capital, as well as from distributable profits. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held in treasury.

2.2 **Alterations to the Articles**. The Articles need to be altered as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to streamline and rationalise certain other provisions in the Articles.

2.3 **Summary of Alterations**. The following is a summary of the main proposed alterations to the Articles:

2.3.1 ***Article 2***

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:

(a) that the expression "treasury shares" is to have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased; and

(b) that, except where otherwise expressly provided in the Articles, references in the Articles to "holders" of shares or a class of shares shall exclude the Company in relation to shares held by it as treasury shares.

Drafting changes are also proposed to provide that any reference in the Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted, and further that the headnotes are inserted for convenience only and shall not affect the construction of the Articles.

2.3.2 ***Article 3***

Article 3(A) states the authorised share capital of the Company, and is proposed to be deleted following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

Articles 3(B) and 3(C) are proposed to be renumbered as Articles 3(A) and 3(B) and references therein to these Articles will be consequentially amended.

2.3.3 ***Article 4***

Article 4(a) makes references to Articles 3(B) and 3(C). As Articles 3(B) and 3(C) are proposed to be renumbered as Articles 3(A) and 3(B), consequential changes are proposed to Article 4(a).

Article 4(b) provides that no shares are to be issued at a discount except in accordance with the provisions of the relevant statutes, and is proposed to be deleted following the abolition of the concept of the issue of shares at a discount pursuant to the Companies (Amendment) Act.

2.3.4 ***Article 5(A)***

Article 5(A) provides for the rights of preference shareholders. As required by the Listing Manual, it also provides that in the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares. In view of the abolition of par value, it is proposed that this provision be amended so as to provide that preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange on which the shares in the Company may be listed.

2.3.5 ***New Article 6A***

New Article 6A on treasury shares is proposed to be inserted. This new Article will provide that the Company may not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

2.3.6 ***Article 7(A)***

Article 7(A) provides for the holding of separate general meetings of holders of different classes of shares (if the share capital of the Company is divided into different classes of shares) where their rights are proposed to be varied or abrogated by special resolution. Article 7(A) further provides that the quorum for such general meetings shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of that class and that where the necessary majority for a special resolution is not obtained at such general meeting, the consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting. Following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act, Article 7(A) is proposed to be altered to delete references to the nominal value of the issued shares of that class.

Accordingly, the quorum and consent requirements for any class meeting shall be two persons at least holding or representing by proxy at least one-third in number of the shares of that class and if consent in writing is obtained from holders of that class, that consent has to be obtained from holders holding three-quarters in number of the issued shares of that class.

2.3.7 ***Article 8***

Article 8 provides that the Company may by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe, and is proposed to be deleted following the abolition of the concepts of par value and authorised capital pursuant to the Companies (Amendment) Act.

2.3.8 ***Article 9(A)***

Article 9(A) provides for all new shares to be offered to existing members in proportion (as nearly as possible) to the amount of the existing shares to which they are entitled. This Article is proposed to be altered to replace the reference to "amount" of existing shares with a reference to "number" of existing shares following the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

2.3.9 ***Article 9(B)***

Article 9(B) relates to the general share issue mandate. It provides that the Company may by Ordinary Resolution give the Directors a general authority to issue shares and to make or grant offers, agreements or options that might or would require shares to be issued, including the creation and issue of warrants, debentures or other instruments convertible into shares, and (notwithstanding that such authority may have ceased to be in force) to issue shares in pursuance of an instrument made or granted while the authority was in force.

Article 9(B) further provides that the aggregate number of shares that may be issued pursuant to the Ordinary Resolution cannot exceed 50% of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders does not exceed 20% of the issued share capital of the Company. For these purposes, the percentage of the issued share capital is to be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for (a) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed, and (b) any subsequent consolidation or subdivision of shares.

The specific limits and manner of calculation currently contained in Article 9(B) follow the specific provisions of Rule 806 of the Listing Manual. Article 9(B) is proposed to be altered to delete the references to these specific limits and manner of calculation, and to instead provide that the aggregate number of shares which may be issued pursuant to the general share issue mandate is to be subject to such limits and manner of calculation as may be prescribed by the SGX-ST from time to time.

The proposed alteration to Article 9(B) will obviate the necessity for the Company to alter its Articles as and when the relevant provisions of the Listing Manual relating to the general share issue mandate are altered by the SGX-ST. Any Ordinary Resolution passed pursuant to Article 9(B), as proposed to be altered, will continue to be subject to the specific limits and manner of calculation prescribed by the Listing Manual from time to time.

2.3.10 ***Article 10***

Article 10 provides that the Company may by Ordinary Resolution (*inter alia*):

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which have not been taken by any person and diminish the amount of its capital by the amount of the shares so cancelled; and

(c) sub-divide its shares into shares of smaller amount.

The provisions referred to in sub-paragraphs (a) and (c) above are proposed to be altered to remove the references to the "amount" of shares following the abolition of the concept of par value pursuant to the Companies (Amendment) Act. These provisions, as amended, will permit the Company to consolidate or divide (or sub-divide) any of its shares.

The provision referred to in sub-paragraph (b) above is proposed to be deleted altogether following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

2.3.11 ***Article 11***

Article 11(A) permits the Company to purchase or otherwise acquire its issued shares and to cancel such shares purchased by it. The Companies (Amendment) Act enables the Company to either cancel ordinary shares purchased by it or to hold such ordinary shares as treasury shares. Article 11(A) is proposed to be altered to take into account such amendments.

Article 11(B) provides that the Company may reduce its share capital or capital redemption reserve fund, share premium account or other undistributable reserve as authorised by law. This Article is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's capital redemption reserve and share premium account would have become part of its share capital. Article 11(B) is proposed to be further altered to replace the references to the "nominal amount" of the "issued share capital" with references to the "number of issued shares", following the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

2.3.12 ***Article 15***

Article 15 provides that the Company may exercise the powers of paying commissions conferred by (*inter alia*) the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 15 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit.

2.3.13 ***Article 17***

Article 17 on share certificates provides (*inter alia*) that every share certificate must specify the number and class of shares to which it relates and the amount paid up thereon. This Article is proposed to be altered to provide that the amount (if any) unpaid on the shares must also be specified in the share certificate, in order to be in line with Section 123 of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

2.3.14 ***Articles 19 and 21(C)***

Articles 19 and 21(C) on share certificates and transfers are proposed to be altered to delete the references to stamp duty payable on share certificates since, under current law, no stamp duty is payable on share certificates.

2.3.15 ***Articles 22, 25 and 28***

Article 22 provides that Directors may from time to time make calls on members in respect of moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium). Article 22 is proposed to be altered to delete the words in parenthesis referred to above.

Article 25 provides that any sum (whether on account of the nominal value of the shares or by way of premium) which becomes payable upon allotment or at any fixed date shall, for the purposes of the Articles, be deemed to be a call duly made and payable on the date on which, by the terms of issue, it becomes payable. Article 25 is proposed to be altered to delete the words in parenthesis referred to above.

Article 28 provides that Directors may from time to time accept payment in advance from members in respect of moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). Article 28 is proposed to be altered to delete the words in parenthesis referred to above.

The alterations to Articles 22, 25 and 28 are proposed to be made following the abolition of the concepts of nominal value and share premium pursuant to the Companies (Amendment) Act.

2.3.16 ***Article 40(B)***

Article 40(B) provides for the circumstances under which the Directors may refuse to register any instrument of transfer. Article 40(B) is proposed to be altered to provide that the Directors may refuse to register any instrument of transfer of shares unless (*inter alia*) the amount of stamp duty with which each instrument of transfer is chargeable has been paid, and that any instrument of transfer deposited for registration purposes has to be accompanied by a certificate of payment of stamp duty (if any).

2.3.17 ***Article 48***

Article 48 empowers the Directors, subject to shareholders' approval, to convert paid-up shares into stocks and re-convert stock into paid-up shares of any denomination. The words "of any denomination" are proposed to be deleted following the abolition of the concept of par or nominal value of shares pursuant to the Companies (Amendment) Act.

2.3.18 ***Articles 49 and 50***

Article 49 refers to rights of holders of stock to transfer such stock. A drafting change is proposed to Article 49, to delete the reference to "the nominal amount of the shares" following the abolition of the concept of par or nominal value of shares pursuant to the Companies (Amendment) Act.

Article 50 provides that holders of stock shall, according to the amount of stock held by them, have the same rights and privileges as if they held the shares from which the stock arose. A drafting change is proposed to Article 50, to replace the references to "amount of stock" with references to "number of stock units".

2.3.19 ***Article 53***

Article 53 relates to notices of General Meetings. It provides that notice of General Meetings is to be given to all members other than those who are not entitled to receive such notices under the provisions of the Articles. This Article is proposed to be altered to provide that notice of General Meetings also need not be given to members who are not entitled to receive such notices under the provisions of the Companies Act. This is to make it clear that no notice of General Meeting needs to be given to the Company where it is a member by reason of its holding of its shares as treasury shares.

Article 53 also provides (*inter alia*) that a General Meeting is deemed to have been duly called notwithstanding that shorter notice has been given if, in the case of an Extraordinary General Meeting, the agreement of a majority in number of the members holding not less than 95% in nominal value of the shares is obtained. This Article is proposed to be altered to replace the reference to "nominal value of the shares" with a reference to "total voting rights", in order to be in line with Section 177(3)(b) of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

2.3.20 ***Article 58***

Article 58 provides (*inter alia*) that the quorum at any General Meeting shall be two or more persons present in person or by proxy. Article 58 is proposed to be amended to make it clear that (a) a proxy representing more than one member shall only count as one member for the purpose of determining the quorum; and (b) where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum.

2.3.21 ***Article 63***

Article 63 provides that at any General Meeting, a resolution put to the vote shall be decided by a show of hands unless a poll is demanded by (*inter alia*):

(a) not less than two members present in person or by proxy and entitled to vote; or

(b) a member present in person or by proxy and holding shares in the Company conferring a right to vote being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right.

The provision in sub-paragraph (a) above is proposed to be altered to make clear that the two members referred to, present in person or by proxy, demanding a poll are members entitled to vote at the meeting at which the resolution is put to the vote, to be in line with Section 178(b)(i) of the Companies Act.

The provision in sub-paragraph (b) above is proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of the Company (excluding treasury shares), following the abolition of the concept of par value and the introduction of provisions on treasury shares pursuant to the Companies (Amendment) Act.

2.3.22 ***Article 67***

Article 67 provides that subject and without prejudice to any special privileges or restrictions as to voting attached to any special class of shares, each member entitled to vote at a General Meeting may vote in person or by proxy. This Article is proposed to be altered to make it subject also to new Article 6A, which will provide that the Company shall not exercise any right (including the right to attend and vote at General Meetings) in respect of treasury shares other than as provided by the Companies Act.

Article 67 is also proposed to be altered to make it clear that where a member is represented by two proxies, only one of the two proxies as determined by the member or failing such determination, by the Chairman of the meeting or a person authorised by him, may vote on a show of hands.

2.3.23 ***Article 80***

Existing Article 80 provides for the establishment and the powers and duties of the Company's nominating committee.

The requirements of the MAS relating to nominating committees and other committees of a bank incorporated in Singapore or a financial holding company are now set out in the Banking (Corporate Governance) Regulations 2005 (the "**Banking (Corporate Governance) Regulations**"). Article 80 is proposed to be amended to make reference to the Banking (Corporate Governance) Regulations, where appropriate.

It is also proposed that a new paragraph (F) be inserted to provide for the period each member of the nominating committee shall hold office.

2.3.24 ***Article 97***

Article 97 provides that, subject to Article 80 (which is the Article relating to the Nominating Committee), the Company may at a meeting at which a Director retires fill the office being vacated by electing the retiring Director or some other person eligible for appointment. In default, the retiring Director is deemed to have been re-elected except in certain instances including the instance where the Director has given notice in writing to the Company that he is unwilling to be re-elected. This provision is proposed to be altered so as to additionally provide that the retiring Director is deemed to be re-elected except where such Director is disqualified under the Companies Act from holding office as a Director.

2.3.25 ***Article 110***

Article 110 relates to the delegation by the Directors of their powers to such committee or committees consisting of Directors. Article 110 is proposed to be amended to provide that the Directors shall establish such committees as may be required to be established by the Company under the Banking (Corporate Governance) Regulations and it further provides that any committee or committees so constituted shall conform to any regulations imposed under the Banking (Corporate Governance) Regulations, in addition to any regulations which may be imposed by the Directors.

2.3.26 ***Article 114***

Article 114 relates to the general power of the Directors to manage the Company's business. Drafting changes are proposed to align Article 114 with Section 157A(2) of the Companies Act (which is a new provision incorporated into the Companies Act in May 2003), which provides that the directors may exercise all the powers of a company except any power that the Companies Act or the memorandum and articles of association of the company require the company to exercise in general meeting.

2.3.27 ***Article 124***

A drafting change is proposed to Article 124 on reserves, to provide that in carrying sums to reserve and in applying the same, the Directors shall comply with the provisions of (*inter alia*) the Companies Act, if any.

2.3.28 ***Article 127***

Article 127 provides for the payment of dividends to be made in proportion to the amount paid in respect of the shares. Article 127 on the apportionment of dividends is proposed to be altered, following the abolition of the concept of par value pursuant to the Companies (Amendment) Act, to provide that all dividends are to be paid in proportion to the number of shares held (as opposed to according to the amounts paid on the shares). Article 127 (as proposed to be altered) will also provide that where shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid.

2.3.29 ***New Article 131A***

New Article 131A is proposed to be inserted. This new Article provides for the position in relation to dividends which remain unclaimed after first being payable.

2.3.30 ***Articles 136***

Article 136 is proposed to be altered to permit the issue of bonus shares for which no consideration is payable, and to delete the references to the share premium account and the capital redemption reserve fund since under the Companies (Amendment) Act,

any amounts standing to the credit of the Company's share premium account and the capital redemption reserve would have become part of its share capital.

2.3.31 ***New Article 142A and Article 144***

Article 142 deals with the service of notices and documents on members and other persons entitled to receive notices or documents from the Company. The Companies Act was amended effective 1 April 2004 to provide for documents required under the Companies Act or the memorandum and articles of association of company to be given, sent or served on members, auditors and officers of a company, to be so given, sent or served using electronic communications. It is proposed that new Article 142A be included to provide for service of notices and documents to be effected by electronic communications in accordance with Sections 387A and 387B of the Companies Act or any applicable regulations or procedures.

Consequential alterations are proposed to Article 144.

2.4 **Appendix 1**. The text of the Articles which are proposed to be altered are set out in Appendix 1 to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

3. THE PROPOSED ALTERATIONS TO THE DBSH PERFORMANCE SHARE PLAN

3.1 **The Plan**. The Plan was adopted by Shareholders at the extraordinary general meeting of the Company held on 18 September 1999. Awards granted under the Plan represent the right of participants to receive Ordinary Shares, their equivalent cash value or combinations thereof free of charge, provided that certain prescribed performance targets are met. The extension of the duration of the Plan up to 17 September 2009 was approved by Shareholders at the extraordinary general meeting of the Company held on 21 April 2003.

3.2 **Alterations made by Committee**. Certain alterations have been made to the Plan by the Committee, including the following alterations:

3.2.1 **Treasury Shares**

As stated in paragraph 2.1 above, the changes introduced by the Companies (Amendment) Act include allowing repurchased shares to be held as treasury shares. Under these new provisions, where shares are held as treasury shares, a company may at any time (*inter alia*) transfer the shares (or any of them) for the purposes of or pursuant to an employees' shares scheme.

The Plan has accordingly been altered to make it clear that, where the Committee has to procure the allotment or transfer of Ordinary Shares to a participant upon the vesting of his award, a transfer of Ordinary Shares for this purpose may include a transfer of Ordinary Shares held by the Company in treasury.

3.2.2 **Removal of Par Value**

The changes introduced by the Companies (Amendment) Act also include the abolition of the concept of par value. The Plan has accordingly been altered to delete all references to the nominal or par value of the Ordinary Shares.

3.2.3 **Annual Report Disclosures**

A new provision has been inserted into the rules of the Plan on the disclosures of particulars relating to (*inter alia*) awards granted under the Plan to be made in the annual report, in order to be in line with Rule 852 of the Listing Manual.

3.2.4 **Contracts (Rights of Third Parties) Act, Chapter 53B**

A new provision has been inserted into the rules of the Plan to provide that no person other than the Company or a participant shall have any right to enforce any provision of the Plan or any award granted under the Plan by virtue of the Contracts (Rights of Third Parties) Act, Chapter 53B.

These alterations did not require Shareholders' approval.

3.3 **Summary of Proposed Alterations**. The following is a summary of the proposed alterations to the Plan:

3.3.1 **Time-Based Awards**

The Plan currently provides that performance conditions must be attached to all awards granted under the Plan. The Plan is proposed to be altered so as to give the Committee the flexibility to also grant awards which vest over a period of time. Such time-based awards would operate like restricted share awards in that such awards will only vest after the satisfactory completion of time-based service conditions. The grant of either time-based or performance-based awards under the Plan (as proposed to be altered) would be at the discretion of the Committee.

3.3.2 **Change of Name**

The name of the Plan is proposed to be changed from "DBSH Performance Share Plan" to "DBSH Share Plan".

3.3.3 **Vesting Period**

The Plan is proposed to be altered to provide for time-based vesting periods, whereby the periodic vesting of Ordinary Shares will be contingent upon the participant remaining in the employment of, or (as the case may be) as a director of, the relevant company during the relevant vesting period.

3.3.4 **Objectives**

The objectives of the Plan currently include the fostering of an ownership culture, motivation to achieve performance targets and achieving competitive employee remuneration. The objectives of the Plan are proposed to be widened to include, specifically, retention of key employees and to instill loyalty to, and a stronger identification by employees with, the long-term prosperity of the Company.

3.3.5 **Eligible Participants**

Eligible participants under the Plan currently include:

(a) employees of the Group who hold the rank of Vice President and above and selected employees of the Group of a rank below the rank of Vice President;

(b) employees of the Parent Group (as defined in the Plan) who hold the rank of Vice President and above; and

(e) employees of any Associated Company (as defined in the Plan) who hold the rank of Vice President and above.

The Plan is proposed to be altered to permit the Committee to designate the rank of employees who will be eligible to participate in the Plan.

3.3.6 **Adjustments**

The Plan currently allows the Committee to make adjustments to awards granted under the Plan in the event of a variation in the ordinary share capital of the Company (whether by way of capitalisation of profits or reserves, rights issue, reduction, subdivision, consolidation, distribution or otherwise). The Plan is proposed to be altered to also permit the Committee to make adjustments in the event of a capital distribution or a declaration of a special dividend (whether in cash or in specie).

3.3.7 **Voluntary Amalgamations**

The Plan currently allows the Committee to amend or waive the conditions applicable to an award, or decide to release an award, in the event of (*inter alia*) a court-sanctioned compromise or arrangement proposed for the purposes of, or in connection with, a scheme for reconstruction or amalgamation. In addition to this event, the Plan is proposed to be altered to permit the Committee to also amend or waive the conditions applicable to an award, or decide to release an award, in the event of a voluntary amalgamation without court order.

3.4 **Rationale.** The following is the rationale for the proposed alterations to the Plan:

3.4.1 **Time-Based Awards**

The Plan was originally designed to motivate participants to achieve business objectives, and to reward them according to the extent to which these objectives are achieved.

Since 2004, however, the Company has adopted a total compensation concept. The Plan is accordingly proposed to be altered to permit the Committee to also grant time-based awards which vest over a period of time. Such time-based awards would operate like restricted share awards in that such awards will only vest after the satisfactory completion of time-based service conditions. The current intention is for time-based awards to be offered under the Plan as part of an employee's deferred bonus, based on overall Group performance and individual past performance. The allocation of time-based awards will also be linked to performance matrices designed to deliver Shareholder value.

Although the Plan gives the Company the flexibility to deliver Shares upon the vesting of awards granted under the Plan by way of the allotment of new Shares or by way of the transfer of existing Shares, the current intention is for Shares to be delivered upon the vesting of time-based awards granted under the Plan by way of the transfer of existing Shares only (and not by way of the allotment of new Shares). Accordingly, there will be no dilution of Shareholders' interests consequent upon the vesting of time-based awards granted under the Plan.

The ability to attach performance conditions to awards granted under the Plan will still be retained in order to give maximum flexibility. The current intention is that only top management executives may continue to receive performance-based awards under the Plan. Such performance-based awards would incorporate stretched targets aimed at delivering long term Shareholder value, and be designed to create and enhance economic value for Shareholders, thereby aligning the interests of the top management executives with the interests of Shareholders.

3.4.2. Change of Name

The name of the Plan is proposed to be changed from "DBSH Performance Share Plan" to "DBSH Share Plan", to better reflect the Committee's ability to also grant time-based awards as described above.

3.4.3 Vesting Period

The proposed alterations to provide for time-based vesting periods is consequential upon the alterations to permit the grant of time-based awards as outlined above.

3.4.4 Objectives

The objectives of the Plan are proposed to be widened to include the retention of key employees and to instill loyalty to, and a stronger identification by employees with, the long-term prosperity of the Company, in line with the rationale for the proposed alterations to permit the grant of time-based awards as outlined above.

3.4.5 Eligible Participants

Eligibility of participants under the Plan is currently pegged to the rank of Vice President. The Plan is proposed to be altered to permit the Committee to designate the rank of employees who will be eligible to participate in the Plan. The proposed alteration will potentially widen the pool of employees who may be eligible to participate in the Plan, and is in line with the adoption of a total compensation concept by the Company (whereby awards under the Plan will constitute an employee's deferred bonus) and the rationale for the proposed alterations to permit the grant of time-based awards as outlined above.

3.4.6 Adjustments

Currently, adjustments to awards granted under the Plan may only be made in the event of a variation in the ordinary share capital of the Company, for example, where the Company implements a bonus issue of Ordinary Shares. The current rules of the Plan do not permit any adjustments to be made in the event of (a) a capital distribution (if it does not involve a variation in the ordinary share capital of the Company), or (b) a declaration of a special dividend, whether in cash or in specie (since this does not normally involve a variation in the ordinary share capital of the Company).

The proposed alterations to the Plan to permit the Committee to make adjustments in the event of a capital distribution or a declaration of a special dividend (whether in cash or in specie) will give the Committee the flexibility to determine whether an adjustment should be made in such circumstances (and if so, the manner in which it should be made), where the interests of participants are diluted due to the capital distribution or the declaration of a special dividend (whether in cash or in specie), as the case may be.

While the Committee may have such discretion, any adjustment would have to be confirmed by the auditors of the Company to be fair and reasonable, and cannot be made in a way that would confer a benefit not received by Shareholders, as required by Rule 850(2) of the Listing Manual.

3.4.7 Voluntary Amalgamations

Prior to the coming into force of the Companies (Amendment) Act, companies could only be amalgamated following an application to court for its approval of the amalgamation. The new provisions introduced by the Companies (Amendment) Act now provide for a voluntary amalgamation process without the need for a court order.

The Plan currently allows the Committee to amend or waive the conditions applicable to an award, or decide to release an award, in the event of (*inter alia*) a court-sanctioned compromise or arrangement proposed for the purposes of, or in connection with, a scheme for reconstruction or amalgamation. With the introduction of the more effective and efficient form of voluntary amalgamation process pursuant to the Companies (Amendment) Act, the Plan is proposed to be altered to permit the Committee to amend or waive the conditions applicable to an award, or decide to release an award, in the event of a voluntary amalgamation without court order.

3.5 **Appendix 2**. The proposed alterations to the Plan are set out in Appendix 2 to this Circular. The SGX-ST has no objections to the proposed alterations to the Plan. The proposed alterations to the Plan are subject to Shareholders' approval.

4. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

4.1 **Background**. Shareholders had approved the renewal of the Share Purchase Mandate at the 2005 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2005 Circular and the Ordinary Resolution set out in the Notice of the 2005 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of the Ordinary Resolution at the 2005 EGM and will expire on the date of the forthcoming Seventh Annual General Meeting to be held on 30 March 2006. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Seventh Annual General Meeting of the Company convened to be held on the same date.

To date, the Company has not undertaken any purchase or acquisition of its Ordinary Shares pursuant to the Share Purchase Mandate approved by Shareholders at the 2005 EGM.

4.2 **Rationale for the Share Purchase Mandate**. The rationale for DBSH to undertake the purchase or acquisition of its Ordinary Shares, as previously stated in the 2005 Circular, is as follows:

(a) In managing the business of the Company and its subsidiaries, management will strive to increase Shareholders' value by improving, *inter alia*, the ROE of DBSH. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which the ROE of DBSH may be enhanced.

(b) In line with international practice, the Share Purchase Mandate will provide the Company with greater flexibility in managing its capital and maximising returns to its Shareholders. To the extent that DBSH has capital and surplus funds which are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to Shareholders in an expedient, effective and cost-efficient manner. A share repurchase programme will also allow management to effectively manage and minimise the dilution impact (if any) associated with share option schemes and performance share plans.

(c) The Share Purchase Mandate will provide DBSH the flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

The purchase or acquisition of Ordinary Shares will only be undertaken if it can benefit DBSH and Shareholders. Shareholders should note that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised. No purchase or acquisition of Ordinary Shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

4.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limitations placed on purchases or acquisitions of Ordinary Shares by DBSH under the proposed Share Purchase Mandate, if renewed at the EGM, are the same as were previously approved by Shareholders at the 2005 EGM and, for the benefit of Shareholders, are summarised below:

4.3.1 ***Maximum Number of Shares***

Only Ordinary Shares which are issued and fully paid-up may be purchased or acquired by DBSH. As previously approved by Shareholders at the 2005 EGM, the total number of Ordinary Shares which may be purchased or acquired by DBSH is limited to that number of Ordinary Shares representing not more than 10% of the issued Ordinary Shares of DBSH as at the date of the EGM at which the renewal of the Share Purchase Mandate is approved. Following the introduction of the Companies (Amendment) Act, any of the Company's Ordinary Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, on the basis of 1,498,581,750 Ordinary Shares in issue as at the Latest Practicable Date, and assuming that no further Ordinary Shares are issued pursuant to the exercise of exercisable Share Options or the vesting of Awards or the conversion of non-voting convertible preference shares in the capital of the Company and no Ordinary Shares are held by the Company as treasury shares on or prior to the EGM, not more than 149,858,175 Ordinary Shares (representing 10% of the Ordinary Shares in issue as at that date) may be purchased or acquired by DBSH pursuant to the proposed Share Purchase Mandate.

4.3.2 ***Duration of Authority***

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

4.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Ordinary Shares may be made by way of:

(a) on-market purchases (**"Market Purchases"**), transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system or on any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by DBSH for the purpose; and/or

(b) off-market purchases (**"Off-Market Purchases"**), otherwise than on a securities exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers are the same (except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

If DBSH wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

4.3.4 ***Purchase Price***

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors, in the case of a Market Purchase and an Off-Market Purchase pursuant to an equal access scheme, must not exceed 105% of the Average Closing Price of the Ordinary Shares, in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days, on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, such securities exchange on which the Ordinary Shares are listed or quoted were recorded, preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

4.4 **Status of Purchased Ordinary Shares**. Ordinary Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Ordinary Shares will expire on such cancellation) unless such Ordinary Shares are held by the Company as treasury shares. The total number of issued Ordinary Shares will be diminished by the number of Ordinary Shares purchased or acquired by the Company and which are not held as treasury shares.

4.5 **Treasury Shares**. Under the Companies Act, as amended by the Companies (Amendment) Act, Ordinary Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act, as amended by the Companies (Amendment) Act, are summarised below.

4.5.1 ***Maximum Holdings***

The number of Ordinary Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Ordinary Shares.

4.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

4.5.3 ***Disposal and Cancellation***

Where Ordinary Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

4.6 **Source of Funds**. Previously, any payment made by the Company in consideration of the purchase or acquisition of its own Ordinary Shares may only be made out of the Company's distributable profits. The Companies (Amendment) Act now permits the Company to also purchase or acquire its own Ordinary Shares out of capital, as well as from its distributable profits.

DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. DBSH does not intend to obtain or incur any borrowings to finance its purchase or acquisition of the Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital adequacy position of the Group would be materially adversely affected.

4.7 **Financial Effects.** The financial effects on DBSH and the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* the number of Ordinary Shares purchased or acquired, and the price paid for such Ordinary Shares. The financial effects on the Group, based on the audited financial consolidated statements of the Group for the financial year ended 31 December 2005, are based on the assumptions set out below.

4.7.1 ***Purchase or Acquisition out of Capital or Profits***

Under the Companies Act, as amended by the Companies (Amendment) Act, purchases or acquisitions of Ordinary Shares by the Company may be made out of the Company's capital or profits.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Based on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2005, and having regard to:

(a) the amount of distributable reserves attributable to the Group of approximately S$6.17 billion as at that date; and

(b) the Maximum Price at the Latest Practicable Date, in the case of both Market Purchases and Off-Market Purchases, of S$17.09 for one Ordinary Share,

DBSH has sufficient distributable reserves to purchase Ordinary Shares representing up to 10% of its issued Ordinary Shares as at the Latest Practicable Date. The amount of distributable reserves available in the year 2006 and year 2007 would, however, depend on the performance of the Group in 2006 and 2007.

Where the consideration paid by the Company for the purchase or acquisition of Ordinary Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

In any case, no purchase or acquisition of Ordinary Shares, whether out of capital or profits, will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

4.7.2 ***Number of Ordinary Shares Acquired or Purchased***

Based on the number of issued and paid-up Ordinary Shares as at the Latest Practicable Date and on the assumptions set out in paragraph 4.3.1 above, the purchase by the Company of up to the maximum limit of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 149,858,175 Ordinary Shares.

4.7.3 ***Maximum Price Paid for Ordinary Shares Acquired or Purchased***

Assuming that DBSH purchases or acquires 149,858,175 Ordinary Shares at the Maximum Price, in the case of both Market Purchases and Off-Market Purchases, of S$17.09 for one Ordinary Share (being the price equivalent to five per cent. above the average closing prices of the Ordinary Shares traded on the SGX-ST over the last five Market Days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$2.56 billion.

4.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Ordinary Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Ordinary Shares purchased or acquired and the consideration paid at the relevant time.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 4.7.2 and 4.7.3 above, and assuming the following:

(a) DBSH had purchased 149,858,175 Ordinary Shares (representing 10% of the Ordinary Shares in issue as at the Latest Practicable Date) on 1 January 2005;

(b) the cash applied to pay the purchase consideration would otherwise have earned a return of 3.04% per annum in the inter-bank market;

(c) a Singapore corporate income tax rate of 20%; and

(d) DBSH will not pay any dividends with respect to the Ordinary Shares which are repurchased;

the financial effects on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2005 would have been as follows:

	Per Consolidated Financial Statements	**After Share Purchase[2]**
Total Shareholders' funds ($'millions)	16,724	14,174
Number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	1,497,857	1,347,999
Weighted average number of issued and paid-up Ordinary Shares used in the computation of the relevant financial ratios set out below ('000)	1,489,569	1,339,710
Net profit attributable to Shareholders ($'millions)	824	762
Financial Ratios		
NAV per Ordinary Share ($)	10.87	10.18
EPS (GAAP Basis) ($)		
— Basic	0.54	0.56
— Fully Diluted[1]	0.53	0.54
ROE (GAAP Basis) (%)	4.97	5.43
CAR (%)		
— Tier 1	10.6	8.6
— Total	14.8	12.8

Notes:

[1] Adjusted to take into account the dilutive effect arising from the full conversion of DBSH non-voting preference shares and the exercise of all outstanding employee share options where the resultant Ordinary Shares would be issued at a price lower than the average share price during the year.

[2] The disclosed financial effects remain the same irrespective of whether:

(a) the purchase of Ordinary Shares are effected out of capital or profits; or
(b) the purchased Ordinary Shares are held in treasury or are cancelled.

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on historical 2005 numbers, and is not necessarily representative of future financial performance.

DBSH will take into account both financial and non-financial factors (for example, share market conditions and the performance of the Ordinary Shares) in assessing the relative impact of a share purchase before execution.

4.8 **Tax Implications**

4.8.1 ***Repurchase using distributable profits***

Under Section 10J of the Income Tax Act, a Singapore company which repurchases its own ordinary shares using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares are purchased. DBSH will, in repurchasing its own Ordinary Shares out of profits, be deemed to have paid a dividend to its Shareholders from whom the Ordinary Shares are purchased.

Accordingly, for so long as DBSH is on the imputation system of corporate taxation, DBSH will have to provide for the franking of its share repurchases at the corporate tax rate of 20% in the same way as if paying a franked dividend, with the cash amount paid by DBSH for such share repurchase being the net dividend. However, if DBSH has paid the amount out of exempt income or concessionarily taxed income so that the deemed dividend would be treated as an exempt dividend, franking of such share repurchases is not required. Franking is also not required if DBSH has moved to the one-tier corporate tax system.

The tax treatment of the receipt from a share repurchase in the hands of a selling Shareholder would depend on whether the sale is by way of a Market Purchase or an Off-Market Purchase. A sale by a Shareholder of his Ordinary Shares through a normal ready market counter will be treated like any other sale made on the SGX-ST. Whether the proceeds from such a sale are taxable in the hands of the selling Shareholder will depend on whether such proceeds are receipts of an income or a capital nature. Proceeds received in an Off-Market Purchase effected by way of an equal access scheme will be treated as a receipt of a dividend (either franked or exempt) in the hands of the selling Shareholder. Where the selling Shareholder is a trader in shares, no deduction of the cost of the Ordinary Shares sold will be allowed, but the cost base will be apportioned amongst the remaining Ordinary Shares.

DBSH is also able to repurchase its own Ordinary Shares through a special trading counter set up on the SGX-ST Central Limit Order Book (CLOB) trading system, besides the normal ready market counter. In the hands of a selling Shareholder, the amount received from the sale of an Ordinary Share through the special trading counter will be treated as a dividend, but only if certain conditions are satisfied, including the following:

(a) the Ordinary Shares sold through the special trading counter were not acquired by the selling Shareholder through any securities lending or repurchase arrangement;

(b) the selling Shareholder has beneficially owned the Ordinary Shares sold for a continuous period of 183 days ending immediately before the day of the sale through the special trading counter; and

(c) the selling Shareholder has furnished to DBSH a declaration relating to the ownership and other particulars of the Ordinary Shares sold in such form and manner as may be approved by the Comptroller of Income Tax.

In addition, where the proceeds derived from a sale of Ordinary Shares through a special trading counter constitute a franked dividend, the tax credits thereby obtained are limited in use in that they can neither be refundable nor carried forward to future years (that is, any credit in excess of the tax payable by the Shareholder is disregarded). In addition, where a selling Shareholder is a trader in shares, no deduction of the cost of the Ordinary Shares sold through the special trading counter will be allowed and where any provision for diminution in value of such shares has been previously allowed as deduction, the total amount of all such deductions not written back will be taxable.

Subject to Shareholders' approval being obtained at the EGM for the renewal of the Share Purchase Mandate, the Company will consider whether to apply to the SGX-ST for a special trading counter for the purposes of conducting "market purchases" of its Ordinary Shares. The special trading counter would receive buy orders only from the Company and not from any other buyers.

4.8.2 ***Repurchase using contributed capital***

Under Section 10J of the Income Tax Act, a Singapore company which repurchases its own ordinary shares using its contributed capital is not deemed to have paid a dividend to its shareholders from whom the shares are purchased. Accordingly, DBSH will not be required to frank such share repurchases.

The tax treatment of the receipt from a share repurchase made out of contributed capital in the hands of a selling Shareholder will be treated like any other sale made on SGX-ST. Whether the proceeds from such a sale are taxable will depend on whether such proceeds are receipts of an income or a capital nature. Where the selling Shareholder is an investor in shares (that is, proceeds are capital in nature), the gains from such a sale will not be taxable. Conversely, where the selling Shareholder is a trader in shares (that is, proceeds are income in nature), the gains will be taxable.

Shareholders should note that the foregoing is only a general overview of the Singapore tax position and is not to be regarded as advice on the tax position of any Shareholder. Shareholders who are in doubt as to their respective tax positions or the tax implications of Ordinary Share purchases by DBSH, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

4.9 **Listing Rules.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (a) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include details of the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable.

While the Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, in line with the best practices guide on securities dealings issued by the SGX-ST,

the Company would not purchase or acquire any Ordinary Shares through Market Purchases during the period of one month immediately preceding the announcement of DBSH's full-year and half-year results and the period of two weeks before the announcement of the first quarter and third quarter results.

The Listing Manual requires a listed company to ensure that at least 10% of any class of its listed securities (excluding preference shares and convertible equity securities) must be held by public shareholders. As at the Latest Practicable Date, Temasek, a substantial shareholder of the Company, directly holds approximately 12.39% of the issued Ordinary Shares and Temasek's wholly-owned subsidiary, Maju, directly holds approximately 15.65% of the issued Ordinary Shares. Temasek is wholly-owned by Minister for Finance Incorporated. Temasek and Maju have a combined direct holding of approximately 28.04% of the issued Ordinary Shares. As at the Latest Practicable Date, approximately 71.96% of the issued Ordinary Shares are held by public shareholders. Accordingly, DBSH is of the view that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit DBSH to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.

4.10 **Shareholding Limits.** The Articles currently provides that no person may, without first obtaining the approval of the MAS:

(a) hold a substantial shareholding in DBSH (as defined in Section 81(1) of the Companies Act); or

(b) whether acting alone or together with his associates, hold a controlling interest in DBSH. A person is regarded to hold a controlling interest in DBSH if that person singly or together with his associates, holds, or is in a position to control, 20% or more of the voting shares of DBSH; or

(c) whether acting alone or together with his associates, hold an interest in the voting shares of DBSH in excess of such other shareholding limits as the MAS may from time to time prescribe.

"Associate" is defined in Article 40C(A) to mean, in relation to a person:

(i) the person's spouse or parent or remoter lineal ancestor, son, daughter or remoter issue, brother or sister of the person;

(ii) any partner of the person;

(iii) any corporation of which the person is an officer;

(iv) (where the person is a corporation), any officer of the corporation;

(v) any employee or employer of the person;

(vi) any officer of any corporation of which the person is an officer;

(vii) any employee of a natural person of whom the person is an employee;

(viii) any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

(ix) any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

(x) any corporation in which the person who is in a position to control not less than 20% of the voting power in the corporation; and

(xi) (where the person is a corporation) a person who is in a position to control not less than *20% of the voting power in the corporation,*

and/or such other person as may be prescribed by the MAS.

The limits described above are hereinafter referred to as the "**Prescribed Limits**".

As the Company's issued Ordinary Shares may be diminished by the number of Ordinary Shares purchased or acquired by the Company, the shareholding percentage of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued Ordinary Shares immediately following any purchase or acquisition of Ordinary Shares may increase correspondingly.

DBSH wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON TO REACH OR EXCEED THE PRESCRIBED LIMITS (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO ANY PRESCRIBED LIMIT).

Shareholders whose current shareholdings is close to a Prescribed Limit and whose percentage shareholding may exceed a Prescribed Limit by reason of any purchase or acquisition of Ordinary Shares by DBSH **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Ordinary Shares representing the number of Ordinary Shares which they may hold in excess of such limit, as a consequence of a share purchase or acquisition by DBSH.

4.11 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by DBSH of its Ordinary Shares are set out below:

4.11.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by DBSH of its Ordinary Shares, a Shareholder's proportionate interest in the voting capital of DBSH increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert obtains or consolidates effective control of DBSH, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for DBSH under Rule 14 of the Takeover Code.

4.11.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:

(a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which Shareholders of DBSH (including Directors of DBSH) and persons acting in concert with them respectively will incur an obligation to make a takeover offer under Rule 14 after a purchase or acquisition of Ordinary Shares by DBSH are set out in Appendix 2 of the Take-over Code.

4.11.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, Directors of DBSH and persons acting in concert with them will incur an obligation to make a takeover offer for DBSH under Rule 14 if, as a result of DBSH purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of DBSH's voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2, a Shareholder not acting in concert with the Directors of the Company will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Shareholder in the Company would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the Ordinary Resolution authorising the Share Purchase Mandate.

4.11.4 ***SIC Rulings applicable to DBSH***

As at the Latest Practicable Date, Temasek directly holds approximately 12.39% of the issued Ordinary Shares and Maju directly holds approximately 15.65% of the issued Ordinary Shares. Temasek and Maju (being Temasek's wholly-owned subsidiary) would be considered as parties acting in concert with each other in respect of their combined direct holdings of approximately 28.04% of the issued Ordinary Shares. In the event that DBSH should, pursuant to the Share Purchase Mandate, purchase or acquire up to 10% of its issued Ordinary Shares, the combined holding of Temasek and Maju in the issued Ordinary Shares could increase from approximately 28.04% to more than 30%. Under the Take-over Code, Temasek would incur a mandatory take-over obligation for the issued Ordinary Shares.

Mr Koh Boon Hwee and Mr Kwa Chong Seng (together, the "**Common Directors**") are also directors of Temasek. Mr Koh Boon Hwee is Temasek's nominee to the Board of Directors of DBSH. However, Mr Kwa Chong Seng is not regarded by Temasek as its nominee on the Board of Directors of DBSH. Under the Banking (Corporate Governance) Regulations 2005, neither Mr Koh Boon Hwee nor Mr Kwa Chong Seng is considered an independent Director of DBSH as each of them is a non-executive director of Temasek, a substantial Shareholder of DBSH.

None of the other Directors of DBSH are Directors of Temasek or any parties acting in concert with it.

Temasek has obtained the following rulings from the SIC:

(a) Common Directors

Under the Take-over Code, the Common Directors would be deemed to be acting in concert with Temasek.

The SIC has ruled that the Common Directors are not concert parties of Temasek and that the present and future holdings of Ordinary Shares of the Common Directors and their respective associates will not be aggregated or consolidated with the shareholdings in DBSH of Temasek and its concert parties for the purpose of determining whether a takeover obligation would arise under the Take-over Code, including Appendix 2.

The SIC has also ruled that none of the other Directors are presumed to be acting in concert with Temasek in relation to their holdings of Ordinary Shares.

(b) Head Company Groups, Foreign Affiliates and Funds of Hedge Funds

The SIC has ruled that the Temasek Companies[1] are not acting in concert with the Head Company Groups[2], the Foreign Affiliate Groups[3] and/or the Hedge Funds[4] (in which the Funds of Hedge Funds invest) (the **"Relevant Hedge Funds"**) to obtain control of DBSH, and that the shareholdings in DBSH of Temasek Companies should not be aggregated with the present and future holdings of Ordinary Shares of any or all of the Head Company Groups, the Foreign Affiliate Groups and/or the Relevant Hedge Funds.

If and notwithstanding that they are aware that the announcement of the proposed share purchase by DBSH is imminent and that the Share Purchase Mandate is still in force:

(a) the Head Company Groups and/or the Foreign Affiliate Groups may acquire Ordinary Shares; and

(b) the Funds of Hedge Funds may acquire interests in the Relevant Hedge Funds which hold Ordinary Shares,

without causing Temasek and its concert parties, the Head Company Groups, the Foreign Affiliate Groups and/or the Funds of Hedge Funds to be required make a general offer for DBSH.

1 "Temasek Companies" means Temasek and its subsidiaries and associated companies (other than the Head Company Groups, the Foreign Affiliate Groups and the Funds of Hedge Funds).

2 "Head Company Group" means each Head Company as set out in Part 1 of Appendix 3 to this Circular and its subsidiaries and associated companies. Head Companies are together called the "Head Companies" and individually, a "Head Company".

3 "Foreign Affiliate Group" means each Foreign Affiliate as set out in Part 2 of Appendix 3 to this Circular and its subsidiaries and associated companies. Foreign Affiliates are together called the "Foreign Affiliates" and individually, a "Foreign Affiliate".

4 "Funds of Hedge Funds" means the entitles set out in Part 3 of Appendix 3 to this Circular.

(c) Temasek and its Concert Parties

Temasek and its concert parties (including Maju and the Temasek Companies) are exempted from the requirement to make a general offer for DBSH following an increase in the combined shareholding of Temasek and Maju in DBSH to 30% or more as a result of DBSH buying back its Ordinary Shares under the Share Purchase Mandate, subject to the following conditions:

(i) the circular on the resolution to authorise the Share Purchase Mandate contains advice to the effect that by voting for the renewal of the Share Purchase Mandate, Shareholders are waiving their rights to a general offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies); and the names and voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) at the time of the shareholders' meeting and after the buy-back are disclosed in the same circular;

(ii) the resolution to authorise the Share Purchase Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not become obliged to make an offer as a result of the buy-back;

(iii) Temasek and its concert parties (including Maju and the Temasek Companies) shall abstain from voting for the resolution to authorise the renewal of the Share Purchase Mandate, and the Common Directors do not recommend Shareholders to vote in favour of the resolution to authorise the renewal of the Share Purchase Mandate; and

(iv) Temasek and its concert parties (including Maju and the Temasek Companies) have not acquired and will not acquire any Ordinary Shares between the date on which they know that the announcement of the buy-back is imminent and the earlier of:

(1) the date the authority of the Share Purchase Mandate expires; and

(2) the date DBSH announces it has bought back such number of Ordinary Shares as authorised by the Share Purchase Mandate or it has decided to cease buying back its Ordinary Shares, as the case may be,

if such acquisitions, taken together with the buy-back, would cause their aggregate voting rights in DBSH to increase to 30% or more.

(d) Invalidation of SIC Rulings

The SIC's rulings in respect of the Common Directors, the Head Company Groups and/or the Foreign Affiliate Groups will be invalidated should subsequent evidence indicate that any of the Common Directors, the Head Company Groups and/or the Foreign Affiliate Groups are or have been acting in concert with Temasek and/or its concert parties (including Maju and the Temasek Companies) with respect to DBSH. In reviewing such evidence, the SIC will consider, amongst others, the pattern, volume, timing and price of purchase of the Ordinary Shares, and, in the case of the Foreign Affiliates which are funds, the investment mandate and focus of such funds.

4.11.5 ***Advice to Shareholders***

Shareholders are advised that by voting in favour of the Ordinary Resolution relating to the renewal of the Share Purchase Mandate, they will be waiving their rights to a take-over offer at the required price from Temasek and its concert parties (including Maju and the Temasek Companies) who, as a result of the

purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, would increase their collective interest in the Ordinary Shares to 30% or more.

4.11.6 ***Voting rights of Temasek and its concert parties (including Maju and the Temasek Companies) before and after share purchase***

Based on the direct holdings of Ordinary Shares of Temasek and Maju as at the Latest Practicable Date, and assuming that:

(a) there is no change in their direct holdings of Ordinary Shares between the Latest Practicable Date and the date of the EGM;

(b) no new Ordinary Shares are issued to Temasek or Maju by DBSH following approval being received from Shareholders at the EGM for the renewal of the Share Purchase Mandate; and

(c) Temasek and Maju do not sell or otherwise dispose of their holdings of Ordinary Shares,

the respective holdings of Ordinary Shares of Temasek and Maju as at the date of the EGM and after the purchase by DBSH of 10% of the issued Ordinary Shares pursuant to the Share Purchase Mandate are as follows:

	Before Share Purchase (as at date of EGM)		**After Share Purchase**	
	No. of Ordinary Shares	**% of total issued Ordinary Shares**	**No. of Ordinary Shares**	**% of total issued Ordinary Shares**
Temasek	185,673,795	12.39	185,673,795	13.77
Maju	234,497,040	15.65	234,497,040	17.39

Shareholders are advised to consult their professional advisers and/or the Council at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by the Company.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

5.1 **Directors' Interests**. The interests of the Directors in the Ordinary Shares, as extracted from the Register of Directors' Shareholdings, as at the Latest Practicable Date are set out below:

	Direct Interest		**Deemed Interest**		**Total Interest**	
Directors	**No. of Ordinary Shares**	**%**	**No. of Ordinary Shares**	**%**	**No. of Ordinary Shares**	**%**
Koh Boon Hwee	—	—	—	—	—	—
Jackson Tai	148,822	0.0099	—	—	148,822	0.0099
Frank Wong Kwong Shing	204,872	0.0136	—	—	204,872	0.0136
Ang Kong Hua	—	—	—	—	—	—
Andrew Buxton	4,000	0.0003	—	—	4,000	0.0003
Goh Geok Ling	2,100	0.0001	—	—	2,100	0.0001
Kwa Chong Seng	42,129	0.0028	50,000	0.0033	92,129	0.0061

Directors	Direct Interest No. of Ordinary Shares	%	Deemed Interest No. of Ordinary Shares	%	Total Interest No. of Ordinary Shares	%
Narayana Murthy	2,000	0.0001	—	—	2,000	0.0001
Leung Chun Ying	—	—	—	—	—	—
Peter Ong Boon Kwee	—	—	—	—	—	—
John A. Ross	10,000	0.0007	—	—	10,000	0.0007
Wong Ngit Liong	—	—	—	—	—	—

The interests of the Directors in Ordinary Shares comprised in outstanding Share Options and Awards as at the Latest Practicable Date are as follows:

Directors	No. of Ordinary Shares comprised in outstanding Share Options	No. of Ordinary Shares comprised in outstanding Awards
Jackson Tai	440,175	153,020
Frank Wong Kwong Shing	448,050	85,000

5.2 **Substantial Shareholders' Interests**. The interests of the substantial Shareholders in the Shares, as extracted from the Register of Substantial Shareholders, as at the Latest Practicable Date, are set out below:

Substantial Shareholders	Direct Interest No. of Ordinary Shares	%	Deemed Interest No. of Ordinary Shares	%	Total Interest No. of Ordinary Shares	%
Temasek	185,673,795	12.39	239,567,790	15.99	425,241,585	28.38
Maju	234,497,040	15.65	—	—	234,497,040	15.65

6. DIRECTORS' RECOMMENDATIONS

6.1 **The Proposed Alterations to the Articles**. The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the proposed alterations to the Articles to be proposed at the EGM.

6.2 **The Proposed Alterations to the Plan**. The Directors are of the opinion that the proposed alterations to the Plan are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed alterations to the Plan to be proposed at the EGM.

6.3 **The Proposed Renewal of the Share Purchase Mandate**. The Directors (other than the Common Directors) are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 3, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

The Common Directors, being Mr Koh Boon Hwee and Mr Kwa Chong Seng, have abstained from making any recommendation for Shareholders to vote in favour of Resolution 3 and will

abstain from voting in respect of their holdings of Ordinary Shares (if any) on Resolution 3. The Common Directors will also not accept any appointment as proxies or otherwise for voting on Resolution 3 unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

Temasek and its concert parties (including Maju and the Temasek Companies) will abstain from voting in respect of their holdings of Ordinary Shares (if any) on Resolution 3.

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 76 to 78 of this Circular, will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on 30 March 2006 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Seventh Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the Special and Ordinary Resolutions set out in the Notice of EGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

8.1 **Appointment of Proxies**. Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

8.2 **When Depositor regarded as Shareholder**. A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

9. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 6 Shenton Way, DBS Building Tower One, Singapore 068809 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2005;

(b) the 2005 Circular;

(c) the rules of the Plan; and

(d) the Memorandum and Articles of Association of the Company.

10. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
DBS GROUP HOLDINGS LTD

KOH BOON HWEE
CHAIRMAN

APPENDIX 1

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal alterations underlined.

1. EXISTING ARTICLE 2

2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

"the Act"	*The Companies Act, Chapter 50.*
"the Company"	*DBS Group Holdings Ltd.*
"in writing"	*Written or produced by any substitute for writing or partly one and partly another.*
"market day"	*A day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.*
"Month"	*Calendar month.*
"Office"	*The registered office of the Company for the time being.*
"Paid"	*Paid or credited as paid.*
"Seal"	*The Common Seal of the Company.*
"the Statutes"	*The Act and every other Act for the time being in force concerning companies and affecting the Company.*
"these presents"	*These Articles of Association as from time to time altered.*
"Year"	*Calendar year.*

The expressions "Depositor", "Depository", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "holders" of shares or a class of shares shall:–

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares,

and "holding" and "held" shall be construed accordingly.

The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Subject as aforesaid any words or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

Proposed Alterations to Existing Article 2

By deleting Article 2 in its entirety and substituting therefor the following:

2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

"the Act"	The Companies Act, Chapter 50.
"the Company"	DBS Group Holdings Ltd.
"in writing"	Written or produced by any substitute for writing or partly one and partly another.
"market day"	A day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.
"Month"	Calendar month.
"Office"	The registered office of the Company for the time being.
"Paid"	Paid or credited as paid.
"Seal"	The Common Seal of the Company.
"the Statutes"	The Act and every other Act for the time being in force concerning companies and affecting the Company.
"these presents"	These Articles of Association as from time to time altered.
"Year"	Calendar year.

The expressions "Depositor", "Depository", "Depository Agent", ~~and~~ "Depository Register" and "treasury shares" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "holders" of shares or a class of shares shall:–

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; ~~and~~

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares~~,~~; and

(c) except where otherwise expressly provided in these presents, exclude the Company in relation to shares held by it as treasury shares,

and "holding" and "held" shall be construed accordingly.

References in these presents to "member" shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Any reference in these presents to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Subject as aforesaid any words or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

The headnotes are inserted for convenience only and shall not affect the construction of these presents.

2. EXISTING ARTICLE 3

3. (A) The authorised share capital of the Company is $5,000,000,000 divided into (i) 4,000,000,000 ordinary shares of par value S$1 each, (ii) 500,000,000 non-voting non-redeemable convertible preference shares of par value S$1 each and (iii) 500,000,000 non-voting redeemable convertible preference shares of par value S$1 each.

(B) Subject to Article 3(C), no person may, without first obtaining the approval of the Monetary Authority of Singapore:–

(i) hold a substantial shareholding in the Company (as defined in Section 81(1) of the Act);

(ii) whether acting alone or together with his associates (as defined in Article 40C(A)), hold a controlling interest in the Company; and

(iii) whether acting alone or together with his associates, hold an interest in the voting shares in the Company in excess of such other shareholding limits as the Monetary Authority of Singapore may from time to time prescribe.

The limits prescribed in sub-paragraph (i), (ii) and (iii) above are hereinafter referred to in these presents as the "Prescribed Limits".

For the purposes of Article 3(B)(ii), a person shall be deemed to hold a controlling interest in the Company if that person, singly or together with his associates, holds, or is in the position to control, 20 per cent. or more of the voting shares of the Company.

(C) Notwithstanding any other provision of these presents, such person or persons approved by the Monetary Authority of Singapore (each, a "Permitted Person") shall be entitled to have an interest in the voting shares in the Company which reaches or exceeds any of the Prescribed Limits, subject to such terms and conditions as may be imposed by the Monetary Authority of Singapore. Any person or persons who have an interest in the voting shares in the Company which reaches or exceeds any of the Prescribed Limits shall submit to the Company evidence of the such approval as the Directors may reasonably require.

<u>Proposed Alterations to Existing Article 3</u>

By deleting Article 3 in its entirety and substituting therefor the following:

3. ~~(A) The authorised share capital of the Company is $5,000,000,000 divided into (i) 4,000,000,000 ordinary shares of par value S$1 each, (ii) 500,000,000 non-voting non-redeemable convertible preference shares of par value S$1 each and (iii) 500,000,000 non-voting redeemable convertible preference shares of par value S$1 each.~~

~~(B)~~ <u>(A)</u> Subject to Article ~~3(C)~~ <u>3(B)</u>, no person may, without first obtaining the approval of the Monetary Authority of Singapore:–

(i) hold a substantial shareholding in the Company (as defined in Section 81(1) of the Act);

(ii) whether acting alone or together with his associates (as defined in Article 40C(A)), hold a controlling interest in the Company; and

(iii) whether acting alone or together with his associates, hold an interest in the voting shares in the Company in excess of such other shareholding limits as the Monetary Authority of Singapore may from time to time prescribe.

The limits prescribed in sub-paragraphs (i), (ii) and (iii) above are hereinafter referred to in these presents as the "Prescribed Limits".

For the purposes of Article ~~3(B)(ii)~~ <u>3(A)(ii)</u>, a person shall be deemed to hold a controlling interest in the Company if that person, singly or together with his associates, holds, or is in the position to control, 20 per cent. or more of the voting shares of the Company.

~~(C)~~ <u>(B)</u> Notwithstanding any other provision of these presents, such person or persons approved by the Monetary Authority of Singapore (each, a "Permitted Person") shall be entitled to have an interest in the voting shares in the Company which reaches or exceeds any of the Prescribed Limits, subject to such terms and conditions as may be imposed by the Monetary Authority of Singapore. Any person or persons who have an interest in the voting shares in the Company which reaches or exceeds any of the Prescribed Limits shall submit to the Company evidence of ~~the~~ such approval as the Directors may reasonably require.

3. <u>EXISTING ARTICLE 4</u>

4. Subject to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 9 and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over shares or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors; Provided always that:–

(a) except with the prior approval of the Monetary Authority of Singapore or except as permitted in Article 3(C), no shares shall be issued to a person if, in the opinion of the Directors, such issue would result in a person or, as the case may be, in a person together with his associates, having an interest, directly or indirectly, in the voting shares in the Company for the time being which reaches or exceeds any of the Prescribed Limits (as defined in Article 3(B));

(b) no shares shall be issued at a discount except in accordance with the Statutes;

(c) *(subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 9(A) with such adaptations as are necessary shall apply; and*

(d) *any other issue of shares, the aggregate of which would exceed the limits referred to in Article 9(B), shall be subject to the approval of the Company in General Meeting.*

Proposed Alterations to Existing Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

4. Subject to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 9 and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over shares or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors; Provided always that:–

(a) except with the prior approval of the Monetary Authority of Singapore or except as permitted in Article ~~3(C)~~ 3(B), no shares shall be issued to a person if, in the opinion of the Directors, such issue would result in a person or, as the case may be, in a person together with his associates, having an interest, directly or indirectly, in the voting shares in the Company for the time being which reaches or exceeds any of the Prescribed Limits (as defined in Article ~~3(B)~~ 3(A));

~~(b) no shares shall be issued at a discount except in accordance with the Statutes;~~

~~(c)~~ (b) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 9(A) with such adaptations as are necessary shall apply; and

~~(d)~~ (c) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 9(B), shall be subject to the approval of the Company in General Meeting.

4. EXISTING ARTICLE 5(A)

5. *(A) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.*

Proposed Alterations to Existing Article 5(A)

By deleting Article 5(A) in its entirety and substituting therefor the following:

5. (A) ~~In the event of p~~Preference shares ~~being~~ may be issued subject to such limitation thereof as may be prescribed by any Stock Exchange upon which shares in the Company may be listed. ~~the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and p~~Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

5. NEW HEADNOTE "TREASURY SHARES" AND NEW ARTICLE 6A

New headnote "TREASURY SHARES" and new Article 6A shall be inserted immediately after Article 6 as follows:

TREASURY SHARES

6A. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.

6. EXISTING ARTICLE 7(A)

7. (A) Whenever the share capital of the Company is divided into different classes of shares, subject to the provisions of the Statutes, preference capital other than redeemable preference capital may be repaid and the special rights attached to any class may be varied or abrograted either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so repaid, varied or abrograted either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

Proposed Alterations to Existing Article 7(A)

By deleting Article 7(A) in its entirety and substituting therefor the following:

7. (A) Whenever the share capital of the Company is divided into different classes of shares, subject to the provisions of the Statutes, preference capital other than redeemable preference capital may be repaid and the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters ~~in nominal value~~ of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so repaid, varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third ~~in nominal value~~ of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters ~~in nominal value~~ of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

7. EXISTING ARTICLE 8

8. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

Proposed Alterations to Existing Article 8

By deleting Article 8 in its entirety.

8. EXISTING ARTICLES 9(A) AND 9(B)

9. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 9(A).

(B) Notwithstanding Article 9(A) above, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:

(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Monetary Authority of Singapore) and these presents; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statues (whichever is the earliest).

Proposed Alterations to Existing Articles 9(A) and 9(B)

By deleting Articles 9(A) and 9(B) in their entirety and substituting therefor the following:

9. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the ~~amount~~ number of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of

that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 9(A).

(B) Notwithstanding Article 9(A) above, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:

~~(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);~~

~~(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:~~

~~(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and~~

~~(ii) any subsequent consolidation or subdivision of shares;~~

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) shall be subject to such limits and manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited;

~~(3)~~(2) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange

Securities Trading Limited for the time being in force (unless such compliance is waived by the Monetary Authority of Singapore) and these presents; and

~~(4)~~(3)(unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

9. EXISTING ARTICLE 10

10. The Company may by Ordinary Resolution:–

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and

(d) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

Proposed Alterations to Existing Article 10

By deleting Article 10 in its entirety and substituting therefor the following:

10. The Company may by Ordinary Resolution:–

(a) consolidate and divide all or any of its shares ~~capital into shares of larger amount than its existing shares~~;

~~(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;~~

~~(c)~~(b)sub-divide its shares, or any of them, ~~into shares of smaller amount than is fixed by the Memorandum of Association~~ (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

~~(d)~~(c)subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

10. EXISTING ARTICLE 11

11. (A) The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire issued shares in the capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

(B) The Company may reduce its share capital or any capital redemption reserve fund, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of a share purchased or otherwise acquired by the Company pursuant to these presents and the Statutes, the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled.

Proposed Alterations to Existing Article 11

By deleting Article 11 in its entirety and substituting therefor the following:

11. (A) The Company may, subject to and in accordance with the Statues, purchase or otherwise acquire its issued shares ~~in the capital of the Company~~ on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share that is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

(B) The Company may reduce its share capital ~~or any capital redemption reserve fund, share premium account~~ or ~~other~~ any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of a share purchased or otherwise acquired by the Company pursuant to these presents and the Statutes, ~~the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled.~~ the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.

11. EXISTING ARTICLE 15

15. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted provided that the rate or amount of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

Proposed Alterations to Existing Article 15

By deleting Article 15 in its entirety and substituting therefor the following:

15. The Company may ~~exercise the powers of paying~~ pay commissions or brokerage on any issue of shares ~~conferred by the Statutes to the full extent thereby permitted provided that the~~ at such rate or amount and in such manner as the Directors may deem fit. ~~of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes.~~ Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. ~~The Company may also on any issue of shares pay such brokerage as may be lawful.~~

12. EXISTING ARTICLE 17

17. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors. No certificate shall be issued representing shares of more than one class.

Proposed Alterations to Existing Article 17

By deleting Article 17 in its entirety and substituting therefor the following:

17. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid ~~up~~ and amount (if any) unpaid thereon and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors. No certificate shall be issued representing shares of more than one class.

13. EXISTING ARTICLE 19

19. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days (or such other period as may be approved by any stock exchange upon which the shares of the Company may be listed) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares shall be issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine, having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed.

Proposed Alterations to Existing Article 19

By deleting Article 19 in its entirety and substituting therefor the following:

19. ~~Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require,~~ eEvery person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days (or such other period as may be approved by any stock exchange upon which the shares of the Company may be listed) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares shall be issued in lieu thereof and such member shall pay ~~all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and~~ a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine, having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed.

14. EXISTING ARTICLE 21(C)

21. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any stock exchange upon which the Company is listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

Proposed Alterations to Existing Article 21(C)

By deleting Article 21(C) in its entirety and substituting therefor the following:

21. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any stock exchange upon which the Company is listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require ~~together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps~~. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

15. EXISTING ARTICLE 22

22. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Proposed Alterations to Existing Article 22

By deleting Article 22 in its entirety and substituting therefor the following:

22. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares ~~(whether on account of the nominal value of the shares or, when permitted, by way of premium)~~ but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

16. EXISTING ARTICLE 25

25. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Proposed Alterations to Existing Article 25

By deleting Article 25 in its entirety and substituting therefor the following:

25. Any sum ~~(whether on account of the nominal value of the share or by way of premium)~~ which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

17. EXISTING ARTICLE 28

28. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

Proposed Alterations to Existing Article 28

By deleting Article 28 in its entirety and substituting therefor the following:

28. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys ~~(whether on account of the nominal value of the shares or by way of premium)~~ uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

18. EXISTING ARTICLE 40(B)

40. (B) The Directors may in their sole discretion refuse to register any instrument of transfer unless:–

(a) all or any part of the stamp duty (if any) payable on each share certificate and such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(c) the instrument of transfer is in respect of only one class of shares;

(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered; and

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–

(i) the extent of the transferee's interest, directly or indirectly, in the voting shares in the Company as at the date of the declaration;

(ii) such particulars of the interest in the shares comprised in such instrument of transfer as would otherwise have to be given under the provisions of sub-paragraph (i); and

(iii) such other information as may be required by the Directors for the purposes of Article 40A or 40B.

Proposed Alterations to Existing Article 40(B)

By deleting Article 40(B) in its entirety and substituting therefor the following:

40. (B) The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:–

(a) ~~all or any part of the stamp duty (if any) payable on each share certificate and~~ such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b) the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

~~(b)~~(c)the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which ~~it~~ the transfer relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

~~(c)~~(d)the instrument of transfer is in respect of only one class of shares; and

~~(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered; and~~

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–

(i) the extent of the transferee's interest, directly or indirectly, in the voting shares in the Company as at the date of the declaration;

(ii) such particulars of the interest in the shares comprised in such instrument of transfer as would otherwise have to be given under the provisions of sub-paragraph (i); and

(iii) such other information as may be required by the Directors for the purposes of Article 40A or 40B.

19. EXISTING ARTICLE 48

48. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

Proposed Alterations to Existing Article 48

By deleting Article 48 in its entirety and substituting therefor the following:

48. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares ~~of any denomination~~.

20. EXISTING ARTICLE 49

49. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.

Proposed Alterations to Existing Article 49

By deleting Article 49 in its entirety and substituting therefor the following:

49. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units ~~(not being greater than the nominal amount of the shares from which the stock arose)~~ as the Directors may from time to time determine.

21. EXISTING ARTICLE 50

50. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

Proposed Alterations to Existing Article 50

By deleting Article 50 in its entirety and substituting therefor the following:

50. The holders of stock shall, according to the ~~amount~~ number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by ~~an amount~~ the number of stock units which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

22. EXISTING ARTICLE 53

53. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:–

(a) in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14

days' notice of any General Meeting shall be given by advertisement in an English daily newspaper in circulation in Singapore and in writing to any stock exchange upon which the Company may be listed.

Proposed Alterations to Existing Article 53

By deleting Article 53 in its entirety and substituting therefor the following:

53. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents and the Act entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:–

(a) in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. ~~in nominal value of the shares giving that right~~ of the total voting rights of all the members having a right to vote at that meeting~~;~~,

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days' notice of any General Meeting shall be given by advertisement in an English daily newspaper in circulation in Singapore and in writing to any stock exchange upon which the Company may be listed.

23. EXISTING ARTICLE 58

58. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two or more members present in person or by proxy.

Proposed Alterations to Existing Article 58

By deleting Article 58 in its entirety and substituting therefor the following:

58. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two or more members present in person or by proxy. Provided that (a) a proxy representing more than one member shall only count as one member for the purpose of determining the quorum; and (b) where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum.

24. EXISTING ARTICLE 63

63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:–

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote; or

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

Proposed Alterations to Existing Article 63

By deleting Article 63 in its entirety and substituting therefor the following:

63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:–

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote at the meeting; or

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right~~ not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares);

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

25. EXISTING ARTICLE 67

67. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company, each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person or by proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

Proposed Alterations to Existing Article 67

By deleting Article 67 in its entirety and substituting therefor the following:

67. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to Article 6A, each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person or by proxy shall have one vote (provided that in the case of a member who is represented by two proxies, only one of the two proxies as determined by that member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

26. EXISTING ARTICLE 80

80. (A) The Board of Directors shall appoint from their body a committee of persons approved by the Monetary Authority of Singapore to be known as the "Nominating Committee", of whom a majority shall be persons able to discharge their functions and duties independently of any single member of the Company.

(B) The functions of the Nominating Committee shall be to identify candidates and review all nominations by the Board of Directors, any Director or any member or members of the Company for the following positions in the Company:–

(a) Director or alternate Director (whether for appointment or re-appointment, election or re-election);

(b) membership of the Executive Committee, the Compensation Committee and the Audit Committee; and

(c) senior management of the Company including the Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer.

The size of the Nominating Committee and its other functions and duties shall be as determined by the Monetary Authority of Singapore.

(C) In identifying candidates and reviewing nominations, the Nominating Committee shall apply the following principles:–

(a) the Board of Directors shall comprise a majority of Singapore citizens or permanent residents;

(b) the Board of Directors shall have a majority of independent Directors who are not related to or employed by substantial shareholders of the Company or who would otherwise act in accordance with their instructions;

(c) the Board of Directors shall not have more than two Directors who are employees of, and hold any other office of profit in, the Company in conjunction with their office as Directors; and

(d) the Nominating Committee must satisfy itself that each candidate is the best and most qualified candidate for the position, and/or such other principles as may, from time to time, be determined by the Monetary Authority of Singapore.

(D) Notwithstanding any other provision of these presents, no person shall be nominated for appointment or re-appointment or election or re-election, as the case may be, to the positions in the Company set out in paragraph (B) above unless such nomination has been reviewed and approved by the Nominating Committee.

(E) The Nominating Committee shall elect from among their number a Chairman who shall be an independent Director. The Nominating Committee may regulate its own procedures and in particular the calling of meetings, the notice to be given of such meetings, the voting and proceedings thereat, the keeping of minutes and the custody, production and inspection of such minutes.

Proposed Alterations to Existing Article 80

By deleting Article 80 in its entirety and substituting therefor the following:

80. (A) The Board of Directors shall appoint ~~from their body~~ a committee ~~of persons approved by the Monetary Authority of Singapore~~ to be known as the "Nominating Committee" comprising of such members of their body as required under the Banking (Corporate Governance) Regulations 2005 (the "**Banking (Corporate Governance) Regulations**" as amended or modified from time to time). ~~of whom a majority shall be persons able to discharge their functions and duties independently of any single member of the Company.~~ All appointments and re-appointments of the members of the Nominating Committee shall be subject to the prior approval of the MAS.

(B) The functions of the Nominating Committee shall be to identify candidates and review all nominations by the Board of Directors, any Director or any member or members of the Company or otherwise, for the following positions in the Company:–

(a) Director or alternate Director (whether for appointment or re-appointment, election or re-election);

(b) membership of each Board committee (including the Executive Committee~~, the Compensation Committee and the Audit Committee~~); and

(c) senior management of the Company including the Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer,~~.~~

and such other functions and responsibilities as shall be prescribed under the Banking (Corporate Governance) Regulations~~The size of the Nominating Committee and its other functions and duties shall be as determined by the Monetary Authority of Singapore~~.

(C) In identifying candidates and reviewing nominations, the Nominating Committee shall apply such criteria as it may deem appropriate, including those set out in the Banking (Corporate Governance) Regulations. ~~the following principles:–~~

~~(a) the Board of Directors shall comprise a majority of Singapore citizens or permanent residents;~~

~~(b) the Board of Directors shall have a majority of independent Directors who are not related to or employed by substantial shareholders of the Company or who would otherwise act in accordance with their instructions;~~

~~(c) the Board of Directors shall not have more than two Directors who are employees of, and hold any other office of profit in, the Company in conjunction with their office as Directors; and~~

~~(d) the Nominating Committee must satisfy itself that each candidate is the best and most qualified candidate for the position, and/or such other principles as may, from time to time, be determined by the Monetary Authority of Singapore.~~

(D) Notwithstanding any other provision of these presents and subject to the Banking (Corporate Governance) Regulations, no person shall be nominated for appointment or re-appointment or election or re-election, as the case may be, to the positions in the Company set out in paragraph (B) above unless such nomination has been reviewed and approved by the Nominating Committee.

(E) Subject to the Banking (Corporate Governance) Regulations, ~~T~~the Nominating Committee shall elect from among their number a Chairman who shall be an independent Director. The Nominating Committee may regulate its own procedures and in particular the calling of meetings, the notice to be given of such meetings, the voting and proceedings thereat, the keeping of minutes and the custody, production and inspection of such minutes.

(F) Each member of the Nominating Committee shall hold office until the next Annual General Meeting following that member's appointment or re-appointment. Retiring members of the Nominating Committee shall, subject to paragraph (A) above, be eligible for re-appointment.

27. EXISTING ARTICLE 97

97. The Company at the meeting at which a Director retires under any provision of these presents may, subject to Article 80, by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall, subject to Article 80, be deemed to have been re-elected except in any of the following cases:–

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

Proposed Alterations to Existing Article 97

By deleting Article 97 in its entirety and substituting therefor the following:

97. The Company at the meeting at which a Director retires under any provision of these presents may, subject to Article 80, by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall, subject to Article 80, be deemed to have been re-elected except in any of the following cases:–

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director is disqualified under the Act from holding office as a Director or has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

28. EXISTING ARTICLE 110

110. The Directors may, subject to Article 80 on the establishment of the Nominating Committee, delegate any of their powers or discretion to such other committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall, subject to Article 80, in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

Proposed Alterations to Existing Article 110

By deleting Article 110 in its entirety and substituting therefor the following:

110. The Directors shall, in addition to the establishment of the Nominating Committee pursuant to Article 80, establish committees comprising such members of their body and having such functions and responsibilities as may be prescribed under the Banking (Corporate Governance) Regulations. Subject to the foregoing and to the Banking (Corporate Governance) Regulations, ~~T~~the Directors~~ may, subject to Article 80 on the establishment of the Nominating Committee,~~ shall have the power to delegate any of their powers or discretion to such other committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall~~, subject to Article 80,~~ in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors and (if required) the provisions of the Banking (Corporate Governance) Regulations. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

29. EXISTING ARTICLE 114

114. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents and to the provisions of the Statutes. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

Proposed Alteration to Existing Article 114

By deleting Article 114 in its entirety and substituting therefor the following:

114. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting.~~,~~ ~~subject nevertheless to any regulations of these presents and to the provisions of the Statutes.~~ The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

30. EXISTING ARTICLE 124

124. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

Proposed Alterations to Existing Article 124

By deleting Article 124 in its entirety and substituting therefor the following:

124. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.

31. EXISTING ARTICLE 127

127. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

Proposed Alterations to Existing Article 127

By deleting Article 127 in its entirety and substituting therefor the following:

127. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(a) all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

32. NEW ARTICLE 131A

New Article 131A shall be inserted immediately after Article 131 as follows:

131A. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable.

33. EXISTING HEADNOTE "CAPITALISATION OF PROFITS AND RESERVES" AND ARTICLE 136

CAPITALISATION OF PROFITS AND RESERVES

136. The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 9(B)), capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Proposed Alterations to Existing Headnote and Existing Article 136

By deleting the headnote "CAPITALISATION OF PROFITS AND RESERVES" and Article 136 in their entirety and substituting therefor the following:

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

136. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 9(B)), :

(a) issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/or

(b) capitalise any sum standing to the credit of any of the Company's reserve accounts ~~(including Share Premium Account, Capital Redemption Reserve Fund~~ or other undistributable reserve~~)~~ or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. ~~The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.~~

(B) The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 136(A), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

34. NEW ARTICLE 142A

New Article 142A is proposed to be inserted immediately after Article 142 as follows:

142A. Without prejudice to the provisions of Article 142, any notice or document (including, without limitations, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these presents by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures.

35. EXISTING ARTICLE 144

144. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.

Proposed Alteration to Existing Article 144

By deleting Article 144 in its entirety and substituting therefor the following:

144. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given, sent or served to any member using electronic communications in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.

APPENDIX 2

THE PROPOSED ALTERATIONS TO THE DBSH PERFORMANCE SHARE PLAN

The alterations which are proposed to be made to the Plan are set out below. For ease of reference and where appropriate, the full text of the rules of the Plan proposed to be altered has also been reproduced and the principal alterations underlined.

1. EXISTING RULE 1

The Plan shall be called the "DBSH Performance Share Plan (the "Plan")".

Proposed Alterations to Existing Rule 1

By deleting Rule 1 in its entirety and substituting therefor the following:

The Plan shall be called the "DBSH ~~Performance~~ Share Plan (the "Plan")".

2. EXISTING RULE 2.1

2.1 In the Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings:–

....

"Plan"	*The DBSH Performance Share Plan, as the same may be modified or altered from time to time.*
....	
"Release"	*In relation to an Award, the release at the end of the Performance Period relating to that Award of all or some of the Shares to which that Award relates in accordance with Rule 7 and, to the extent that any Shares which are the subject of the Award are not released pursuant to Rule 7, the Award in relation to those Shares shall lapse accordingly, and "Released" shall be construed accordingly.*
"Release Schedule"	*In relation to an Award, a schedule in such form as the Committee shall approve, setting out the extent to which Shares which are the subject of that Award shall be Released on the Performance Condition being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of the Performance Period.*
"Released Award"	An Award in respect of which the Performance Period relating to that Award has ended and which has been released in accordance with Rule 7.
....	
"Start Date"	*In relation to an Award, the start of the Performance Period specified by the Committee on the Grant Date of that Award.*
....	

Proposed Alterations to Existing Rule 2.1

(a) By deleting the respective definitions of "Plan", "Release", "Release Schedule", "Released Award" and "Start Date" in existing Rule 2.1 in their entirety and respectively substituting therefor the following:

"Plan"	The DBSH ~~Performance~~ Share Plan, as the same may be modified or altered from time to time.
"Release"	In relation to an Award, the release at the end of ~~the~~ each Performance Period or, as the case may be, each Vesting Period relating to that Award of all or some of the Shares to which that Award relates in accordance with Rule 7 and, to the extent that any Shares which are the subject of the Award are not released pursuant to Rule 7, the Award in relation to those Shares shall lapse accordingly, and "Released" shall be construed accordingly.
"Release Schedule"	In relation to an Award, a schedule in such form as the Committee shall approve, in accordance with which Shares which are the subject of that Award shall be Released at the end of each Performance Period or, as the case may be, each Vesting Period and, in the case of a performance-related Award, setting out the extent to which Shares which are the subject of that Award shall be Released on the Performance Condition(s) being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of ~~the~~ each Performance Period or, as the case may be, each Vesting Period.
"Released Award"	An Award ~~in respect of which the Performance Period relating to that Award has ended and~~ which has been released in full or in part in accordance with Rule 7.
"Start Date"	In relation to an Award, the start of ~~the~~ any Performance Period specified by the Committee on the Grant Date of that Award.

(b) By inserting the following new definition of "Vesting Period" immediately after the definition of "Vesting Date" appearing in existing Rule 2.1:

"Vesting Period"	In relation to an Award, each period, the duration of which is to be determined by the Committee on the Grant Date, after the expiry of which Shares which are subject to the applicable period shall be Vested to the relevant Participant on the relevant Vesting Date, subject to Rule 7.

3. EXISTING RULE 3

The Plan is an integral part of the Company's programme for executive incentive compensation. The Plan will give Group Executives, Non-Executive Directors and Non-Group Executives an opportunity to have a real and personal direct interest in the Company and will help to achieve the following positive objectives:–

(a) foster an ownership culture within the Group which aligns the interests of Group Executives, Non-Executive Directors and Non-Group Executives with the interests of shareholders of the Company;

(b) motivate Group Executives and Non-Group Executives to achieve performance targets of the Company and/or their respective business units; and

(c) make total employee remuneration sufficiently competitive to recruit and retain staff having skills that are commensurate with the Company's ambition for the Group to become a world-class regional financial services provider.

Proposed Alterations to Existing Rule 3

By deleting Rule 3 in its entirety and substituting therefor the following:

The Plan is an integral part of the Company's programme for executive incentive compensation. The Plan will give Group Executives, Non-Executive Directors and Non-Group Executives an opportunity to have a real and personal direct interest in the Company and will help to achieve the following positive objectives:–

(a) foster an ownership culture within the Group which aligns the interests of Group Executives, Non-Executive Directors and Non-Group Executives with the interests of shareholders of the Company;

(b) retention of key employees and executive directors of the Group, the Parent Group and Associated Companies whose contributions are essential to the long-term growth and profitability of the Group;

(c) instil loyalty to, and a stronger identification by employees with the long-term prosperity of, the Company;

(~~b~~d) motivate Group Executives and Non-Group Executives to achieve performance targets of the Company and/or their respective business units; and

(~~c~~e) make total employee remuneration sufficiently competitive to recruit and retain staff having skills that are commensurate with the Company's ambition for the Group to become a world-class regional financial services provider.

4. EXISTING RULE 4.1

4.1 The following persons, unless they are also substantial shareholders of the Company (as defined in the Act), shall be eligible to participate in the Plan at the absolute discretion of the Committee:–

(a) Group Executives, being employees of the Company and its subsidiaries (including any Group Executive Directors) who have attained the age of twenty-one (21) years and hold the rank of Vice-President and above and selected employees of the Company and its subsidiaries of a rank below the rank of Vice-President (or an equivalent or analogous rank);

(b) Non-Executive Directors; and

(c) Non-Group Executives, being:–

(i) employees of the Parent Company or any of its subsidiaries (including any Parent Group Executive Directors) (other than Group Executives) who have attained the age of twenty-one (21) years and hold the rank of Vice-President (or an equivalent or analogous rank) and above; and

(ii) employees of any Associated Company (including any Associated Company Executive Director) who have attained the age of twenty-one (21) years and hold the rank of Vice-President (or an equivalent or analogous rank) and above.

Proposed Alterations to Existing Rule 4.1

By deleting Rule 4.1 in its entirety and substituting therefor the following:

4.1 The following persons, unless they are also substantial shareholders of the Company (as defined in the Act), shall be eligible to participate in the Plan at the absolute discretion of the Committee:–

(a) Group Executives, being employees of the Company and its subsidiaries (including any Group Executive Directors), who have attained the age of twenty-one (21) years and hold such rank as may be designated by the Committee from time to time ~~the rank of Vice-President and above and selected employees of the Company and its subsidiaries of a rank below the rank of Vice-President (or an equivalent or analogous rank)~~;

(b) Non-Executive Directors; and

(c) Non-Group Executives, being:–

(i) employees of the Parent Company or any of its subsidiaries (including any Parent Group Executive Directors) (other than Group Executives) who have attained the age of twenty-one (21) years and hold such rank as may be designated by the Committee from time to time ~~the rank of Vice-President (or an equivalent or analogous rank) and above~~; and

(ii) employees of any Associated Company (including any Associated Company Executive Directors) who have attained the age of twenty-one (21) years and hold such rank as may be designated by the Committee from time to time ~~the rank of Vice-President (or an equivalent or analogous rank) and above~~.

5. EXISTING RULES 5.3, 5.4, 5.5 AND 5.6

5.3 The Committee shall decide in relation to an Award:–

(a) the Participant;

(b) the Grant Date;

(c) the Start Date;

(d) the Performance Period;

(e) the number of Shares which are the subject of the Award;

(f) the Performance Condition;

(g) the Release Schedule; and

(h) the Retention Period.

5.4 In relation to the Release Schedule for any particular Award:–

(a) the number of Shares to be Released in the event of non or partial satisfaction of the Performance Condition for that Award shall not be less than fifty (50) per cent. of the number of Shares to be Released in the event the Performance Condition for that Award is satisfied in full; and

(b) the number of Shares to be Released in the event the Performance Condition for that Award is exceeded shall not be more than two hundred (200) per cent. of the number of Shares to be Released in the event the Performance Condition for that Award is satisfied in full.

5.5 *The Committee may amend or waive the Performance Period, the Performance Condition, the Release Schedule and the Retention Period in respect of any Award:–*

(a) *in the event of a take-over offer being made for the Shares or if, under the Act, the court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies or in the event of a proposal to liquidate or sell all or substantially all of the assets of the Company; or*

(b) *if anything happens which causes the Committee to conclude that:–*

(i) *a changed Performance Condition and/or Release Schedule would be a fairer measure of performance, and would be no less difficult to satisfy; or*

(ii) *the Performance Condition and/or Release Schedule should be waived, and shall notify the Participants of such change or waiver.*

5.6 *As soon as reasonably practicable after making an Award the Committee shall send to each Participant an Award Letter confirming the Award and specifying in relation to the Award:–*

(a) *the Grant Date;*

(b) *the Start Date;*

(c) *the Performance Period;*

(d) *the number of Shares which are the subject of the Award;*

(e) *the Performance Condition;*

(f) *the Release Schedule; and*

(g) *the Retention Period.*

Proposed Alterations to Existing Rules 5.3, 5.4, 5.5 and 5.6

By deleting Rules 5.3, 5.4, 5.5 and 5.6 in their entirety and substituting therefor the following:

5.3 The Committee shall decide in relation to an Award:–

(a) the Participant;

(b) the Grant Date;

~~(c) the Start Date;~~

~~(d) the Performance Period;~~

(~~e~~c) the number of Shares which are the subject of the Award;

(d) the Vesting Period(s), if any;

(~~fe~~e) the Performance Condition(s) and relevant Performance Period(s) and Start Date(s), if any;

(~~g~~f) the Release Schedule; ~~and~~

(~~h~~g) the Retention Period(s), if any; and

(h) any other condition which the Committee may determine in relation to that Award.

5.4 In relation to the Release Schedule for a performance-related ~~any particular~~ Award:–

(a) the number of Shares to be Released in the event of non or partial satisfaction of the Performance Condition(s) for that Award shall not be less than fifty (50) per cent. of the number of Shares to be Released in the event the Performance Condition(s) for that Award is satisfied in full; and

(b) the number of Shares to be Released in the event the Performance Condition(s) for that Award is exceeded shall not be more than two hundred (200) per cent. of the number of Shares to be Released in the event the Performance Condition(s) for that Award is satisfied in full.

5.5 The Committee may amend or waive the Performance Period(s), the Performance Condition(s), the Vesting Period(s), the Release Schedule, ~~and~~ the Retention Period(s) and any condition applicable to an Award in respect of any Award:–

(a) in the event of a take-over offer being made for the Shares or if, under the Act, ~~the court sanctions~~ a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies is approved by shareholders of the Company and/or sanctioned by the court or in the event of a proposal to liquidate or sell all or substantially all of the assets of the Company; or

(b) if anything happens which causes the Committee to conclude that:–

(i) a changed Performance Condition(s) and/or Release Schedule would be a fairer measure of performance, and would be no less difficult to satisfy; or

(ii) the Performance Condition(s) and/or Release Schedule should be waived,

and shall notify the Participants of such change or waiver.

5.6 As soon as reasonably practicable after making an Award the Committee shall send to each Participant an Award Letter confirming the Award and specifying in relation to the Award:–

(a) the Grant Date;

~~(b) the Start Date;~~

~~(c) the Performance Period;~~

(~~d~~b) the number of Shares which are the subject of the Award;

(c) the Vesting Period(s), if any;

(~~e~~d) the Performance Condition(s) and relevant Performance Period(s) and Start Date(s), if any;

(~~f~~e) the Release Schedule; ~~and~~

(~~g~~f) the Retention Period(s), if any; and

(g) any other condition which the Committee may determine in relation to that Award.

6. EXISTING RULES 6.2 AND 6.3

6.2 In any of the following events, namely:–

(a) the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of an Award;

(b) where the Participant being a Group Executive, a Parent Group Executive or an Associated Company Executive, ceases to be in the employment of the Group, the Parent Group or the Associated Company, as the case may be, by reason of:–

(i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee);

(ii) redundancy;

(iii) retirement at or after the legal retirement age; or

(iv) retirement before the legal retirement age with the consent of the Committee;

(c) where a Participant, being a Non-Executive Director, ceases to be a director of the Company or, as the case may be, any subsidiary of the Company, for any reason whatsoever; or

(d) the death of a Participant,

or any other event approved by the Committee, then the Committee may, in its absolute discretion, preserve all or any part of any Award and decide as soon as reasonably practicable following such event either to Vest some or all of the Shares which are the subject of any Award or to preserve all or part of any Award until the end of the Performance Period and subject to the provisions of the Plan.

6.3 Without prejudice to the provisions of Rule 5.5, if before the Vesting Date, any of the following occurs:–

(a) a take-over offer for the Shares becomes or is declared unconditional;

(b) the court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies under the Act; or

(c) the shareholders of the Company pass a resolution for a members' solvent voluntary winding-up (other than for amalgamation or reconstruction),

the Committee will consider, at its discretion, whether or not to Release any Award. If the Committee decides to Release any Award, then in determining the number of Shares to be Vested in respect of such Award, the Committee will have regard to the proportion of the Performance Period which has elapsed and the extent to which the Performance Condition has been satisfied. Where Awards are Released, the Committee will, as soon as practicable after the Awards have been Released, procure the allotment or transfer to each Participant of the number of Shares so determined, such allotment or transfer to be made in accordance with Rule 7. If the Committee so determines, the Release of Awards may be satisfied in cash as provided in Rule 7.

APPENDIX 2

Proposed Alterations to Existing Rules 6.2 and 6.3

By deleting Rules 6.2 and 6.3 in their entirety and substituting therefor the following:

6.2 In any of the following events, namely:–

(a) the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of an Award;

(b) where the Participant being a Group Executive, a Parent Group Executive or an Associated Company Executive, ceases to be in the employment of the Group, the Parent Group or the Associated Company, as the case may be, by reason of:–

(i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee);

(ii) redundancy;

(iii) retirement at or after the legal retirement age; or

(iv) retirement before the legal retirement age with the consent of the Committee;

(c) where a Participant, being a Non-Executive Director, ceases to be a director of the Company or, as the case may be, any subsidiary of the Company, for any reason whatsoever; or

(d) the death of a Participant,

or any other event approved by the Committee, then the Committee may, in its absolute discretion, preserve all or any part of any Award and decide as soon as reasonably practicable following such event either to Vest some or all of the Shares which are the subject of any Award or to preserve all or part of any Award until the end of each ~~the~~ Performance Period or, as the case may be, each Vesting Period and subject to the provisions of the Plan.

6.3 Without prejudice to the provisions of Rule 5.5, if before the Vesting Date, any of the following occurs:–

(a) a take-over offer for the Shares becomes or is declared unconditional;

(b) ~~the court sanctions~~ a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies is approved by shareholders of the Company and/or sanctioned by the court under the Act; or

(c) the shareholders of the Company pass a resolution for a members' solvent voluntary winding-up (other than for amalgamation or reconstruction),

the Committee will consider, at its discretion, whether or not to Release any Award. If the Committee decides to Release any Award, then in determining the number of Shares to be Vested in respect of such Award, the Committee will have regard to the proportion of the Performance Period(s) or, as the case may be, the Vesting Period(s) which has elapsed and the extent to which the Performance Condition(s) (if any) has been satisfied. Where Awards are Released, the Committee will, as soon as practicable after the Awards have been Released, procure the allotment or transfer to each Participant of the number of Shares so determined, such allotment or transfer to be made in accordance with Rule 7. If the Committee so determines, the Release of Awards may be satisfied in cash as provided in Rule 7.

7. EXISTING RULE 7

7.1 Review of Performance Condition

7.1.1 As soon as reasonably practicable after the end of each Performance Period, the Committee shall review the Performance Condition specified in respect of each Award and determine whether it has been satisfied and, if so, the extent to which it has been satisfied (whether fully or partially) or exceeded, and provided that the relevant Participant has continued to be a Group Executive, a Non-Executive Director or a Non-Group Executive, as the case may be, from the Grant Date up to the end of the Performance Period, shall Release to that Participant the Shares to which his Award relates in accordance with the Release Schedule specified in respect of his Award on the Vesting Date. If not the Awards shall lapse and be of no value.

The Committee shall have the discretion to determine whether the Performance Condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Committee shall have the right to make adjustments to the audited results of the Company, the Group, the Parent Group or an Associated Company, as the case may be, to take into account such factors as the Committee may determine to be relevant, including changes in accounting methods, taxes and extraordinary events.

7.1.2 Shares which are the subject of a Released Award shall be Vested to a Participant on the Vesting Date, which shall be a Trading Day falling as soon as practicable after the review by the Committee referred to in Rule 7.1.1 and, on the Vesting Date, the Committee will procure the allotment or transfer to each Participant of the number of Shares (which may, in the case of a transfer of Shares, include Shares held by the Company in treasury) so determined.

7.1.3 Where new Shares are allotted upon the Vesting of any Award, the Company shall, as soon as practicable after such allotment, apply to the Stock Exchange (and any other stock exchange on which the Shares are quoted or listed) for permission to deal in and for quotation of such Shares.

7.2 Shares allotted or transferred on Release of Award

Shares which are allotted or transferred on the Release of an Award to a Participant shall be issued in the name of, or transferred to, CDP to the credit of the securities account of that Participant maintained with CDP or the securities sub-account of that Participant maintained with a Depository Agent.

7.3 Ranking of Shares

New Shares allotted and issued, and existing Shares procured by the Company for transfer, on the Release of an Award shall:–

(a) be subject to all the provisions of the Articles and the Memorandum of Association of the Company; and

(b) rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the Record Date for which is on or after the relevant Vesting Date, and shall in all other respects rank pari passu with other existing Shares then in issue.

"Record Date" means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of Shares.

7.4 ***Cash Awards***

The Committee may determine to make a Release of Award, wholly or partly, in the form of cash rather than Shares, in which event the Participant shall receive on the Vesting Date, in lieu of all or part of the Shares which would otherwise have been allotted or transferred to him on Release of his Award, the aggregate Market Value of such Shares on the Vesting Date.

7.5 ***Moratorium***

Shares which are allotted or transferred on the Release of an Award to a Participant shall not be transferred, charged, assigned, pledged or otherwise disposed of, in whole or in part, during the Retention Period, except to the extent set out in the Award Letter or with the prior approval of the Committee.

Proposed Alterations to Existing Rule 7

By deleting Rule 7 in its entirety and substituting therefor the following:

7.1 Review of Performance Condition(s)

7.1.1 As soon as reasonably practicable after the end of each Performance Period of a performance-related Award, the Committee shall review the Performance Condition(s) specified in respect of ~~each~~ that Award and determine whether it has been satisfied and, if so, the extent to which it has been satisfied (whether fully or partially) or exceeded, and provided that the relevant Participant has continued to be a Group Executive, a Non-Executive Director or a Non-Group Executive, as the case may be, from the Grant Date up to the end of the Performance Period, shall Release to that Participant the Shares to which his Award relates in accordance with the Release Schedule specified in respect of his Award on the Vesting Date. If not the Awards shall lapse and be of no value.

The Committee shall have the discretion to determine whether the Performance Condition(s) has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Committee shall have the right to make adjustments to the audited results of the Company, the Group, the Parent Group or an Associated Company, as the case may be, to take into account such factors as the Committee may determine to be relevant, including changes in accounting methods, taxes and extraordinary events.

7.2 Vesting Period(s)

7.2.1 Subject to the Committee having determined that the Performance Condition(s) (if any) or any condition applicable to an Award has been satisfied and (subject to Rule 6) provided that the Participant has continued to be a Group Executive, a Non-Executive Director or a Non-Group Executive, as the case may be, from the Grant Date up to the end of the relevant Vesting Period, upon the expiry of each Vesting Period in relation to an Award, the Company shall Release to the relevant Participant the Shares to which his Award relates in accordance with the Release Schedule specified in respect of his Award on the Vesting Date.

7.~~1~~2.2 Shares which are the subject of a Released Award shall be Vested to a Participant on the Vesting Date, which shall be a Trading Day falling as soon as practicable after the review by the Committee referred to in Rule 7.1.1 or, as the case may be, the last day of the relevant Vesting Period and, on the Vesting Date, the Committee will procure the allotment or transfer to each Participant of the number of Shares (which may, in the case of a transfer of Shares, include Shares held by the Company in treasury) so determined.

7.~~1~~2.3 Where new Shares are allotted upon the Vesting of any Award, the Company shall, as soon as practicable after such allotment, apply to the Stock Exchange (and any other stock exchange on which the Shares are quoted or listed) for permission to deal in and for quotation of such Shares.

7.~~2~~3 Shares allotted or transferred on Release of Award

Shares which are allotted or transferred on the Release of an Award to a Participant shall be issued in the name of, or transferred to, CDP to the credit of the securities account of that Participant maintained with CDP or the securities sub-account of that Participant maintained with a Depository Agent.

7.~~3~~4 Ranking of Shares

New Shares allotted and issued, and existing Shares procured by the Company for transfer, on the Release of an Award shall:–

(a) be subject to all the provisions of the Articles and the Memorandum of Association of the Company; and

(b) rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the Record Date for which is on or after the relevant Vesting Date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

"Record Date" means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of Shares.

7.~~4~~5 Cash Awards

The Committee may determine to make a Release of Award, wholly or partly, in the form of cash rather than Shares, in which event the Participant shall receive on the Vesting Date, in lieu of all or part of the Shares which would otherwise have been allotted or transferred to him on Release of his Award, the aggregate Market Value of such Shares on the Vesting Date.

7.~~5~~6 Moratorium

Shares which are allotted or transferred on the Release of an Award to a Participant shall not be transferred, charged, assigned, pledged or otherwise disposed of, in whole or in part, during the Retention Period(s) (if any), except to the extent set out in the Award Letter or with the prior approval of the Committee.

8. **EXISTING RULE 9.1**

9.1 If a variation in the ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place, then:–

(a) the class and/or number of Shares which are the subject of an Award to the extent not yet Vested; and/or

(b) the class and/or number of Shares in respect of which Awards may be granted under the Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

Proposed Alterations to Existing Rule 9.1

By deleting Rule 9.1 in its entirety and substituting therefor the following:

9.1 If a variation in the ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a capital distribution or a declaration of a special dividend (whether in cash or in specie), then:–

(a) the class and/or number of Shares which are the subject of an Award to the extent not yet Vested; and/or

(b) the class and/or number of Shares in respect of which Awards may be granted under the Plan,

shall be adjusted in such manner as the Committee may determine to be appropriate.

9. **EXISTING RULE 12.1**

12.1 Any or all the provisions of the Plan may be modified and/or altered at any time and from time to time by resolution of the Committee, except that:–

(a) no modification or alteration shall alter adversely the rights attached to any Award granted prior to such modification or alteration except with the consent in writing of such number of Participants who, if their Awards were Released to them upon the Performance Conditions for their Awards being satisfied in full, would become entitled to not less than three-quarters in number of all the Shares which would fall to be Vested upon Release of all outstanding Awards upon the Performance Conditions for all outstanding Awards being satisfied in full;

(b) the definitions of "Associated Company", "Associated Company Executive", "Associated Company Executive Director", "Group Executive", "Group Executive Director", "Non-Group Executive", "Parent Company", "Parent Group Executive", "Parent Group Executive Director", "Participant" and "Performance Period" and the provisions of Rules 4, 5, 6, 7, 8, 9, 10 and this Rule 12 shall not be altered to the advantage of Participants except with the prior approval of the Company's shareholders in general meeting; and

(c) no modification or alteration shall be made without the prior approval of the Stock Exchange, or any other stock exchange on which the Shares are quoted or listed, and such other regulatory authorities as may be necessary.

APPENDIX 2

Proposed Alterations to Existing Rule 12.1

By deleting Rule 12.1 in its entirety and substituting therefor the following:

12.1 Any or all the provisions of the Plan may be modified and/or altered at any time and from time to time by resolution of the Committee, except that:–

(a) no modification or alteration shall alter adversely the rights attached to any Award granted prior to such modification or alteration except with the consent in writing of such number of Participants who, if their Awards were Released to them upon the Performance Conditions (if any) for their Awards being satisfied in full or, as the case may be, upon the expiry of all Vesting Periods applicable to their Awards, ~~Performance Conditions for their Awards being satisfied in full,~~ would become entitled to not less than three-quarters in number of all the Shares which would fall to be Vested upon Release of all outstanding Awards upon the Performance Conditions (if any) for all outstanding Awards being satisfied in full or, as the case may be, upon the expiry of all the Vesting Periods applicable to all such ~~Performance Conditions for all~~ outstanding Awards ~~being satisfied in full~~;

(b) the definitions of "Associated Company", "Associated Company Executive", "Associated Company Executive Director", "Group Executive", "Group Executive Director", "Non-Group Executive", "Parent Company", "Parent Group Executive", "Parent Group Executive Director", "Participant", ~~and~~ "Performance Period" and "Vesting Period" and the provisions of Rules 4, 5, 6, 7, 8, 9, 10 and this Rule 12 shall not be altered to the advantage of Participants except with the prior approval of the Company's shareholders in general meeting; and

(c) no modification or alteration shall be made without the prior approval of the Stock Exchange, or any other stock exchange on which the Shares are quoted or listed, and such other regulatory authorities as may be necessary.

APPENDIX 3

HEAD COMPANIES, FOREIGN AFFILIATES AND FUNDS OF HEDGE FUNDS

Part 1 — The Head Companies

1. Singapore Telecommunications Ltd
2. MediaCorp Pte Ltd
3. SembCorp Industries Ltd
4. Keppel Corporation Limited
5. Singapore Airlines Limited
6. PSA International Pte Ltd
7. SMRT Corporation Ltd
8. Singapore Power Limited
9. Wildlife Reserves Singapore Pte Ltd
10. Temasek Management Services Pte Ltd
11. Urban Management Company (1987) Pte Ltd
12. Neptune Orient Lines Limited
13. Singapore Technologies Engineering Limited
14. Chartered Semiconductor Manufacturing Ltd.
15. CapitaLand Limited
16. STATS ChipPac Ltd
17. Singapore Food Industries Limited
18. Green Dot Capital Pte Ltd
19. Vertex Venture Holdings Ltd
20. Singapore Technologies Telemedia Pte Ltd
21. Accuron Technologies Limited
22. Tuas Power Limited
23. Senoko Power Limited
24. Power Seraya Limited
25. City Gas Pte Ltd
26. Gas Supply Pte Ltd

27. Mapletree Investments Pte Ltd

28. Mount Faber Leisure Group Pte. Ltd.

29. EH Group Ltd

30. Aetos Security Management Pte. Ltd.

31. CISCO Security Pte. Ltd.

32. CSE Global Limited

33. National University Hospital (Singapore) Pte Ltd

34. ST Asset Management Ltd.

35. Surbana Corporation Pte. Ltd.

Part 2 — The Foreign Affiliates

1. PT Bank Danamon Indonesia Tbk

2. PT Bank Internasional Indonesia Tbk

3. Pacific-Asset Fixed Income and Currency Fund

4. The Rohatyn Group Asia Opportunity Fund, Ltd

5. Malaysian Plantations Berhad

6. NexGen Financial Holdings Limited

7. Shin Corporation Public Company Limited

Part 3 — The Funds of Hedge Funds

1. Fullerton Absolute Returns Investment Strategies Fund

2. Fullerton Monex Asia Feeder

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)
Company Registration Number: 199901152M

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of DBS Group Holdings Ltd ("**DBSH**" or the "**Company**") will be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on 30 March 2006 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Seventh Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2 and 3 will be proposed as Ordinary Resolutions:

Resolution 1: Special Resolution

The Proposed Alterations to the Articles of Association

THAT:

(1) Articles 2, 3, 4, 5(A), 7(A), 9(A), 9(B), 10, 11, 15, 17, 19, 21(C), 22, 25, 28, 40(B), 48, 49, 50, 53, 58, 63, 67, 80, 97, 110, 114, 124, 127, 136 and 144 of, and the headnote "CAPITALISATION OF PROFITS AND RESERVES" appearing in the Articles of Association of the Company (the "**Articles**") be altered;

(2) new Articles 6A, 131A and 142A, and new headnote "BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES" be included in the Articles; and

(3) Article 8 be deleted in its entirety,

in the manner as set out in Appendix 1 to the Circular to Shareholders dated 8 March 2006 (the "**Circular**").

Resolution 2: Ordinary Resolution

The Proposed Alterations to the DBSH Performance Share Plan

THAT Rules 1, 2.1, 3, 4.1, 5.3, 5.4, 5.5, 5.6, 6.2, 6.3, 7, 9.1 and 12.1 of the DBSH Performance Share Plan be altered in the manner as set out in Appendix 2 to the Circular.

Resolution 3: Ordinary Resolution

The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of DBSH of all the powers of DBSH to purchase or otherwise acquire issued ordinary shares in the capital of DBSH ("**Ordinary Shares**") not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") transacted through the Central Limit Order Book trading system and/or any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by DBSH in general meeting, the authority conferred on the Directors of DBSH pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of DBSH is held; and

(ii) the date by which the next Annual General Meeting of DBSH is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, Other Exchange were recorded, preceding the date of the market purchase by DBSH or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from Shareholders, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Percentage**" means that number of issued Ordinary Shares representing 10% of the issued Ordinary Shares of DBSH as at the date of the passing of this Resolution (excluding any Ordinary Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to an Ordinary Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Heng Lee Cheng (Ms)
Group Secretary
Singapore

8 March 2006

Notes:

1. A member of DBSH entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of DBSH.

2. The instrument appointing the proxy must be deposited at the Company's registered office not less than 48 hours before the time set for holding the Meeting.

3. DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. The amount of financing required for DBSH to purchase or acquire its Ordinary Shares, and the impact on DBSH's financial position, cannot be ascertained as at the date of this Notice as these will depend on whether the Ordinary Shares are purchased or acquired out of capital or profits, the number of Ordinary Shares purchased or acquired, the price at which such Ordinary Shares were purchased or acquired and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued and paid-up Ordinary Shares of DBSH as at 17 February 2006 (the "**Latest Practicable Date**"), the purchase by DBSH of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 149,858,175 Ordinary Shares.

   Assuming that DBSH purchases or acquires 149,858,175 Ordinary Shares at the Maximum Price, in the case of both market and off-market purchases, of S$17.09 for one Ordinary Share (being the price equivalent to 5% above the average closing price of the Ordinary Shares traded on the SGX-ST over the last five market days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately S$2.56 billion.

   The financial effects of the purchase or acquisition of such Ordinary Shares by DBSH pursuant to the proposed Share Purchase Mandate on the financial statements of DBSH and its subsidiaries for the financial year ended 31 December 2005 based on these and other assumptions are set out in paragraph 4.7 of the Circular.



DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199901152M

PROXY FORM

IMPORTANT
If you have purchased Ordinary Shares using your CPF funds, or hold non-voting convertible preference shares in the capital of the Company, this Circular is forwarded to you for your information only and this Proxy Form is not valid for use by you.

I/We ______________________________ NRICNo.__________

of ______________________________

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on 30 March 2006 at 2.30 p.m. (or so soon thereafter following the conclusion or adjournment of the Seventh Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Special and Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1: Special Resolution To approve the proposed alterations to the Articles of Association.		
Resolution 2: Ordinary Resolution To approve the proposed alterations to the DBSH Performance Share Plan.		
Resolution 3: Ordinary Resolution To approve the proposed renewal of the Share Purchase Mandate.		

Dated this __________ day ____________________ of 2006

Total Number of Ordinary Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: Please read Notes.

NOTES

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Ordinary Shares in the capital of the Company held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be lodged at the registered office of the Company at 6 Shenton Way, DBS Building Tower One, Singapore 068809 not less than 48 hours before the time appointed for the Extraordinary General Meeting. The sending of a Proxy Form by a member does not preclude him from attending and voting in person at the Extraordinary General Meeting if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

7. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.



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